As confidentially submitted to the Securities and Exchange Commission on June 15, 2018

This draft registration statement has not been filed publicly with the Securities and Exchange Commission and all information herein remains strictly confidential.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Eventbrite, Inc.

(Exact Name of Registrant as Specified in Its Charter)

Delaware	7370	14-1888467
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

155 5th Street, 7th Floor

San Francisco, California 94103

(415) 692-7779

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Julia D. Hartz

Chief Executive Officer

Eventbrite, Inc.

155 5th Street, 7th Floor

San Francisco, California 94103

(415) 692-7779

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Anthony J. McCusker An-Yen E. Hu Goodwin Procter LLP 601 Marshall Street Redwood City, California 94063 (650) 752-3100	Samantha E. Harnett Julia D. Taylor Eventbrite, Inc. 155 5th Street, 7th Floor San Francisco, California 94103 (415) 692-7779	Katharine A. Martin Rezwan D. Pavri Andrew T. Hill Wilson Sonsini Goodrich & Rosati, P.C. 650 Page Mill Road Palo Alto, California 94304 (650) 493-9300

Approximate date of commencement of proposed sale to the public:

As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box:  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer”, “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒ (Do not check if a smaller reporting company)	Smaller reporting company	☐
Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided to Section 7(a)(2)(B) of the Securities Act.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee
Class A Common Stock, $0.00001 par value per share	$	$

(1)	Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.
(2)	Includes the aggregate offering price of additional shares that the underwriters have the option to purchase.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion. Dated            , 2018

                    Shares

Class A Common Stock

This is an initial public offering of shares of Class A common stock of Eventbrite, Inc.

Prior to this offering, there has been no public market for our Class A common stock. It is currently estimated that the initial public offering price per share will be between $             and $            . We intend to apply to list our Class A common stock on The New York Stock Exchange (NYSE) under the symbol “EB.”

Following this offering, we will have two classes of common stock, Class A common stock and Class B common stock. The rights of the holders of Class A common stock and Class B common stock are identical, except with respect to voting and conversion rights. Each share of Class A common stock is entitled to one vote. Each share of Class B common stock is entitled to ten votes and is convertible at any time into one share of Class A common stock. The holders of our outstanding Class B common stock will hold approximately             % of the voting power of our outstanding capital stock following this offering, with our directors and executive officers and their affiliates holding approximately             %.

We are an “emerging growth company” under the Jumpstart Our Business Startups Act of 2012 and, as such, we have elected to comply with reduced reporting requirements for this prospectus and may elect to do so in future filings.

See the section titled “Risk Factors” beginning on page 14 to read about factors you should consider before buying shares of our Class A common stock.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial public offering price	$	$
Underwriting discounts(1)	$	$
Proceeds, before expenses, to Eventbrite	$	$

(1)	See the section titled “Underwriting” for additional information regarding compensation payable to the underwriters.

To the extent that the underwriters sell more than                    shares of Class A common stock, the underwriters have the option to purchase up to an additional                    shares from us at the initial public offering price less the underwriting discount.

The underwriters expect to deliver the shares against payment in New York, New York on            , 2018.

Goldman Sachs & Co. LLC	J.P. Morgan	Allen & Company LLC

Prospectus dated , 2018.

Prospectus

Through and including             , 2018 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

You should rely only on the information contained in this prospectus or contained in any free writing prospectus filed with the Securities and Exchange Commission (SEC). Neither we nor any of the underwriters have authorized anyone to provide any information or make any representations other than those contained in this prospectus or in any free writing prospectus filed with the SEC. We and the underwriters take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We are offering to sell, and seeking offers to buy, shares of Class A common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the Class A common stock. Our business, financial condition, results of operations and prospects may have changed since such date.

For investors outside of the United States: Neither we nor any of the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. You are required to inform yourselves about, and to observe any restrictions relating to, this offering and the distribution of this prospectus outside of the United States.

PROSPECTUS SUMMARY

This summary highlights selected information that is presented in greater detail elsewhere in this prospectus. This summary does not contain all of the information you should consider before investing in our Class A common stock. You should read this entire prospectus carefully, including the sections titled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes included elsewhere in this prospectus, before making an investment decision. Unless the context otherwise requires, the terms “Eventbrite,” “the company,” “we,” “us” and “our” in this prospectus refer to Eventbrite, Inc. and its consolidated subsidiaries.

EVENTBRITE, INC.

We founded Eventbrite to bring the world together through live experiences. We believe live experiences are fundamental to fulfilling a human desire to connect. Our company serves event creators—the people who bring others together to share their passions, artistry and causes through live experiences—and we empower their success.

We built a powerful, broad technology platform to enable creators to solve many challenges associated with creating live experiences. Our platform integrates components needed to seamlessly plan, promote and produce live events, thereby allowing creators to reduce friction and costs, increase reach and drive ticket sales. By reducing risk and complexity, we allow creators to focus their energy on producing compelling and successful events.

We succeed when creators succeed. Our business model is simple: we charge creators on a per-ticket basis when an attendee purchases a paid ticket for an event. We grow with creators as they plan, promote and produce more events and grow attendance. In 2017, we helped more than 700,000 creators issue approximately 203 million tickets across approximately three million events in over 170 countries.

We designed our platform for all creators, regardless of the category, country, size, frequency or type of event. We enable events ranging from fundraisers, seminars, wellness activities and music festivals to classes and cultural celebrations all over the world. Anyone can create or discover events on Eventbrite. This allows more creators to produce original and compelling experiences, attracting more attendees to these experiences. As a consequence, we believe we are expanding the global market for live experiences.

Our platform meets the complex needs of creators through a modular and extensible design. It can be accessed from Eventbrite.com, our mobile apps and through other websites. This modularity facilitates rapid product development and allows third-party developers to integrate features and functionality from Eventbrite into their environments. Our platform also allows developers to seamlessly integrate services from third-party partners such as Salesforce, Facebook and Hubspot. Importantly, we have designed our platform to produce consistent and reliable performance, handling both surges in traffic and transaction volume associated with high-demand on-sales and the load associated with supporting millions of events each year. This approach gives creators a platform that can scale to their needs, offering everything from basic registration and ticketing to a fully-featured event management platform.

This platform approach has allowed us to pioneer a powerful business model that drives our go-to-market strategy and allows us to efficiently serve a large number and variety of creators. We believe our business model will enable us to achieve and grow profitability as we increase our scale. We attract creators to our platform through multiple means. Our broad geographic reach, diversity of event types and depth in key categories brings creators to us through word of mouth or their experiences as attendees of events produced by other Eventbrite creators. In addition, we are a leading publisher and distributor of event-related guides, resources and other content, which elevates our brand recognition and drives our prominence in search engine results. Finally, we make available our platform’s functionality for free events, which allows us to attract many creators who often later use our solutions for paid events. More than 95% of creators who used our platform in 2017 signed themselves up for Eventbrite. We augment this model with a highly-targeted sales team that focuses on acquiring creators with events in specific categories or countries. Substantially all creators who use our platform create and manage events without the need for service or support.

In 2017, our net revenue was $201.6 million, up from $133.5 million in 2016, representing year-over-year net revenue growth of 51.0%. This growth was primarily the result of paid ticket growth, fueled in part by recent acquisitions. In 2017, our net loss was $38.5 million compared to a net loss of $40.4 million in 2016. In 2017, our Adjusted EBITDA was $4.2 million compared to $(17.6) million in 2016. In 2017, our net cash provided by operating activities was $29.8 million, and free cash flow was $21.1 million. For more information about Adjusted EBITDA and free cash flow, including the limitations of such measures, and a reconciliation to the most directly comparable measures calculated in accordance with GAAP, see the section titled “Selected Consolidated Financial Data and Other Data—Non-GAAP and Other Data.”

Our Market

The global market for live experiences is large and rapidly increasing in size and diversity. We believe that a significant portion of our market opportunity is represented by categories that were previously not well served by event management technology. The landscape of services to manage the complexities of planning, promoting and producing events is highly fragmented. Creators use a variety of approaches and solutions to achieve these goals. We believe that the breadth of functionality on our platform, combined with its ease of access, has enabled creators to build businesses and introduce new types of live experiences.

Based on market data prepared in conjunction with a third party, we believe that in 2018, our platform will address a current market opportunity in our top 12 markets that is estimated to be 1.1 billion paid tickets generating $3.2 billion in gross ticket fees, along with an additional 1.9 billion free tickets. Fees associated with the sale of tickets on our platform are gross ticket fees, which are the total fees generated from paid ticket sales, before adjustments for refunds, credits and amortization of non-recoupable signing fees.

This reflects our target market: the millions of events that happen all over the world that lie between the two ends of the spectrum of live events. Specifically, we address the broad range of events between those where the venue dictates the ticketing relationship, like professional sports and blockbuster concerts, and those where there are often no formal venue or event management needs, like small personal gatherings.

Trends in Our Favor

A combination of trends in consumer behavior and technology is increasing the role and importance of live experiences and provides a tailwind for our market opportunity. We call this the “experience economy.”

Consumer Preferences Shifting to Experiences

•	According to the U.S. Bureau of Economic Analysis, growth in consumer spending on experiences in the United States has consistently outpaced overall growth in consumer spending for the last few decades, even during periods of economic recession. In a proprietary report that we commissioned, over 70% of adults surveyed in our top four geographic markets reported they would rather spend money on experiences as compared to material goods.

Rising Importance of Experiential Marketing

•	According to a 2017 eMarketer survey, events were rated as the most effective marketing channel to engage with potential customers and nearly 70% of marketing decision makers planned to increase spending on events in the coming year.

Content Owners Extending Monetization

•	Thanks to the rise of digital distribution of content, today, traditional media companies and content owners enjoy a closer relationship with some of their end users. As a result, these media companies and content owners increasingly leverage data with direct marketing capabilities to target these end users with live experiences.

Technology Acting as an Enabler

•	Recent advances in mobile, social media, cloud software and other digital technologies act as a catalyst for live experiences. For example, online and mobile ticketing reduces the discovery and transactional friction associated with acquiring tickets while social media serves as a low-cost promotion tool and distribution channel.

Our Value Proposition

Our platform supports a wide range of creators through a simple interface with capabilities that are powerful and reliable and scale with their needs, delivering the following benefits:

Streamlined Creator Experience

•	Our platform is designed to be powerful, yet easy to use, and to seamlessly support the entire lifecycle of an event. Creators are able to use our platform without training, support or professional services and, as a result, are able to reduce the time and effort necessary to produce live experiences. Our platform scales with creators. Many creators begin to use our platform for free gatherings and evolve to paid events of various sizes.

Reduced Cost to Manage Events

•	Our platform is available for anyone to use for free, and we offer a range of attractively-priced packages to serve a variety of creator needs.

Real-Time Insights

•	Platform analytics brings insight to creators about multiple dimensions of an event, allowing them to make real-time decisions that directly impact attendance, revenue, profitability and the attendee experience.

Trusted Attendee Experience

•	Attendees are able to register, purchase and access their tickets in a few taps of a smartphone or clicks on their computer. Our digital tickets remove friction associated with traditional box offices and enable streamlined entry through a variety of technological improvements in access control and queueing.

Extended Creator Reach

•	Search and browse functionality allows attendees who are in the market for a particular event to easily find it on Eventbrite or through our search engine prominence. Our platform supports social sharing and has deep integrations with distribution partners. Additionally, we offer creators access to a number of paid marketing channels to drive additional sales.

Our Strengths

We believe we have multiple competitive strengths, including:

Our Comprehensive Platform Serves Any Creator

•	Our platform combines deep functionality designed to serve sophisticated creators yet is intuitive and easy to use for creators of all types. This platform is modular and extensible, allowing us to build new capabilities quickly and to integrate with best-in-class third-party services.

Our Business Model Has Cost Advantages in Creator Acquisition and Operations

•	Creators become aware of Eventbrite through word of mouth, exposure from purchasing tickets as attendees, our search engine prominence, a free offering that drives paid adoption and our relevant professional content. More than 95% of creators who used our platform in 2017 signed themselves up for Eventbrite. Our single global system combined with self-service functionality allows us to reduce cost of operations and optimize service delivery.

Our Commitment to Creators Shapes Our Culture

•	Our creator-centric culture drives innovation, high performance and global sensibility. Creators inspire product evolution and help us to attract a mission-driven talent base with similar passion and commitment. This unique environment and focus on people and culture feeds the productivity and engagement of our team, driving long-term success for creators and our business.

Our Growth Strategy

Key elements of our growth strategy include our plans to:

Attract New Creators to Our Platform

•	We will continue to broaden the reach of our platform by efficiently attracting new creators. By serving these new creators, we aim to benefit from the variety of high quality events they bring to our platform and enhance our reputation, driving further creator acquisition through word of mouth and referrals.

Add Capabilities to Better Serve Specific Categories

•	We will continue to strategically add category-specific capabilities, expanding the breadth and depth of our platform.

Add Capabilities to Better Serve Specific Countries

•	As we serve more creators in specific countries, we intend to localize our platform by adding new capabilities, often around local payment methods or supporting local tax systems, in order to further scale in these markets.

Develop New Revenue Streams Based on Complementary Offerings

•	We plan to develop new capabilities and solutions to allow us to better serve creators, unlocking additional revenue streams and developing opportunities with attendees directly.

Selectively Acquire Businesses Focused on Serving Creators

•	We will continue to selectively acquire businesses to expand our global position and offer new capabilities to existing creators.

Risks Affecting Us

Our business is subject to numerous risks and uncertainties, including those highlighted in the section titled “Risk Factors” immediately following this prospectus summary. These risks include:

•	Our continued growth depends on our ability to attract new creators and retain existing creators.

•	We have a history of losses and we may not be able to generate sufficient revenue to achieve and maintain profitability.

•	Further expansion into markets outside of the United States is important to the growth of our business, and if we do not manage the risks of international expansion effectively, our business and results of operations will be harmed. Furthermore, our expansion into jurisdictions where we have limited operating experience may subject us to increased business and economic risks that could harm our business and our results of operations.

•	Acquisitions, investments or significant commercial arrangements could result in operating and financial difficulties.

•	If we do not continue to maintain and improve our platform or develop successful new solutions and enhancements or improve existing ones, our business will suffer.

•	Our payments system depends on third-party providers and is subject to risks that may harm our business.

•	We may pay up front creator signing fees and creator advances to certain creators when entering into exclusive ticketing or services agreements and if these arrangements do not perform as we expect, our business, results of operations and financial condition may be harmed.

•	Our results vary from quarter-to-quarter and year-to-year. Our results of operations in certain financial quarters or years may not be indicative of, or comparable to, our results of operations in subsequent financial quarters or years.

•	Data loss or security breaches could harm our business, reputation, brand and results of operations.

•	The processing, storage, use and disclosure of personal data could give rise to liabilities as a result of governmental regulation, conflicting legal requirements or differing applications of privacy regulations.

•	Our industry is highly fragmented. We compete against traditional solutions to event management and may face significant competition from both established and new companies. If we are not able to maintain or improve our competitive position, our business could suffer.

•	Our business is subject to a wide range of laws and regulations. Our failure to comply with those laws and regulations could harm our business.

•	The dual class structure of our common stock has the effect of concentrating voting control with our directors, executive officers and their affiliates and that may depress the trading price of our Class A common stock.

If we are unable to adequately address these and other risks we face, our business, results of operations, financial condition and prospects may be harmed.

Channels for Disclosure of Information

Following the completion of this offering, we intend to announce material information to the public through filings with the SEC, the investor relations page on our website (eventbrite.com), press releases, public conference calls and public webcasts.

Any updates to the list of disclosure channels through which we will announce information will be posted on the investor relations page on our website. Information contained on or accessible through our website is not incorporated by reference into this prospectus, and inclusion of our website address in this prospectus is an inactive textual reference only. You should not consider information contained on our website to be part of this prospectus or in deciding whether to purchase shares of our Class A common stock.

Corporate Information

Mollyguard Corporation was incorporated in 2003. We launched operations as part of Mollyguard Corporation in 2006, and in 2009, we changed our name to Eventbrite, Inc. In October 2009, we reincorporated as a Delaware corporation. Our principal executive offices are located at 155 5th Street, 7th Floor, San Francisco, California 94103, and our telephone number is (415) 692-7779.

“Eventbrite” is our registered trademark in the United States and Argentina, Brazil, Chile, China, Canada, European Union, Hong Kong, India, Israel, Japan, South Korea, Mexico, Australia, New Zealand, Russia, Singapore, Switzerland and Turkey. Other trademarks and trade names referred to in this prospectus are the property of their respective owners.

Emerging Growth Company

We qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012 (JOBS Act). An emerging growth company may take advantage of specified reduced reporting requirements that are otherwise generally applicable to public companies. These reduced reporting requirements include:

•	an exemption from compliance with the auditor attestation requirement on the effectiveness of our internal control over financial reporting;

•	an exemption from compliance with any requirement that the Public Company Accounting Oversight Board may adopt regarding a supplement to the auditor’s report providing additional information about the audit and the financial statements;

•	reduced disclosure about our executive compensation arrangements;

•	an exemption from the requirements to obtain a non-binding advisory vote on executive compensation or golden parachute arrangements; and

•	extended transition periods for complying with new or revised accounting standards.

We may take advantage of these provisions until we are no longer an emerging growth company. We would cease to be an “emerging growth company” upon the earliest to occur of: (i) the last day of the fiscal year in which we have more than $1.07 billion in annual revenue; (ii) the date we qualify as a large accelerated filer, with at least $700 million of equity securities held by non-affiliates; (iii) the date on which we have, in any three-year period, issued more than $1.0 billion in non-convertible debt securities and (iv) the last day of the fiscal year ending after the fifth anniversary of this offering. We may choose to take advantage of some but not all of these reduced reporting burdens. We have taken advantage of certain reduced reporting burdens in this prospectus. Accordingly, the information contained herein may be different than the information you receive from other public companies in which you hold stock.

The JOBS Act permits an emerging growth company like us to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies. We have elected to use this extended transition period until we are no longer an emerging growth company or until we affirmatively and irrevocably opt out of the extended transition period. As a result, our financial statements may not be comparable to companies that comply with new or revised accounting pronouncements as of public company effective dates.

For certain risks related to our status as an emerging growth company, see the section titled “Risk Factors—Risks Related to Our Business—We are an emerging growth company, and any decision on our part to comply only with certain reduced reporting and disclosure requirements applicable to emerging growth companies could make our Class A common stock less attractive to investors.”

THE OFFERING

Class A common stock offered by us	shares

Class A common stock to be outstanding after this offering	shares

Class B common stock to be outstanding after this offering	shares

Total Class A common stock and Class B common stock to be outstanding after this offering	shares (or shares if the underwriters’ option to purchase additional shares in this offering is exercised in full).

Option to purchase additional shares of Class A common stock from us	We have granted the underwriters an option, exercisable for 30 days after the date of this prospectus, to purchase up to an additional shares from us.

Use of proceeds	The principal purposes of this offering are to increase our capitalization, increase our financial flexibility, create a public market for our Class A common stock and enable access to the public equity markets for our stockholders and us. We estimate that the net proceeds from the sale of shares of our Class A common stock that we are selling in this offering will be approximately $ million (or approximately $ million if the underwriters’ option to purchase additional shares in this offering is exercised in full), based upon an assumed initial public offering price of $ per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

We currently intend to use the net proceeds of this offering (i) to repay a portion of our outstanding indebtedness under our term loan facility, which is described in the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Term Loan,” which, as of December 31, 2017, had an outstanding principal balance of $29.7 million and (ii) for working capital and other general corporate purposes. We may also use a portion of the net proceeds to acquire or invest in complementary businesses, products, services, technologies or other assets. We have not entered into any agreements or commitments with respect to any material acquisitions or investments at this time. See the section titled “Use of Proceeds” for additional information.

Voting rights	Shares of our Class A common stock are entitled to one vote per share.

Shares of our Class B common stock are entitled to ten votes per share.

Holders of our Class A common stock and Class B common stock will generally vote together as a single class, unless otherwise required by law or our amended and restated certificate of incorporation. The holders of our outstanding Class B common stock will hold approximately % of the voting power of our outstanding capital stock following the completion of this offering and will have the ability to control the outcome of matters submitted to our stockholders for approval, including the election of our directors and the approval of any change in control transaction. See the sections titled “Principal Stockholders” and “Description of Capital Stock” for additional information.

Concentration of ownership	Upon completion of this offering, our executive officers and directors, and their affiliates, will beneficially own, in the aggregate, approximately % of our outstanding shares of common stock representing approximately % of the voting power.

Risk factors	See the section titled “Risk Factors” for a discussion of factors you should carefully consider before deciding to invest in our Class A common stock.

Proposed NYSE trading symbol	“EB”

The number of shares of Class A and Class B common stock that will be outstanding after this offering is based on no shares of our Class A common stock and 63,797,534 shares of our Class B common stock outstanding as of December 31, 2017, and excludes:

•	18,741,267 shares of our Class B common stock issuable upon the exercise of options to purchase shares of our Class B common stock that were outstanding as of December 31, 2017 with a weighted-average exercise price of $5.73 per share;

•	1,902,728 shares of our Class B common stock issuable upon the exercise of options to purchase shares of our Class B common stock that were granted after December 31, 2017 with a weighted-average exercise price of $9.76 per share;

•	230,000 shares of our Class B common stock issuable as restricted stock units (RSUs) granted after December 31, 2017;

•	315,283 shares of redeemable convertible preferred stock subject to warrants issued after December 31, 2017 with an exercise price of $16.3836 per share;

•	676,060 shares of our Class B common stock issued after December 31, 2017 in connection with a business acquisition; and

•	shares of our Class A common stock reserved for future issuance under our stock-based compensation plans to be adopted in connection with this offering, consisting of:

•	shares of our Class A common stock reserved for future issuance under our 2018 Equity Incentive Plan (2018 Plan); and

•	shares of our Class A common stock reserved for future issuance under our 2018 Employee Stock Purchase Plan (ESPP).

Our 2018 Plan and ESPP each provides for annual automatic increases in the number of shares reserved thereunder and our 2018 Plan also provides for increases to the number of shares of Class A common stock that may be granted thereunder based on shares underlying any awards under our existing equity incentive plans that expire, are forfeited or are otherwise terminated, as more fully described in the section titled “Executive Compensation—Employee Benefit and Stock Plans.”

Except as otherwise indicated, all information in this prospectus assumes:

•	the filing and effectiveness of our amended and restated certificate of incorporation in Delaware and the adoption of our amended and restated bylaws, each of which will occur immediately prior to the completion of this offering;

•	the automatic conversion of 41,628,207 shares of our redeemable convertible preferred stock outstanding as of December 31, 2017 into the same number of shares of our common stock, the conversion of which will occur immediately prior to the completion of this offering;

•	the automatic exercise of outstanding warrants to purchase 617,986 shares of our redeemable convertible preferred stock outstanding as of December 31, 2017 into the same number of shares of our common stock, which will occur immediately prior to the completion of this offering;

•	the vesting and settlement of 802,900 shares of our common stock issuable pursuant to RSUs subject to performance conditions outstanding as of December 31, 2017;

•	the reclassification of our outstanding common stock into an equivalent number of shares of our Class B common stock, which will occur immediately prior to the completion of this offering; and

•	no exercise by the underwriters of their option to purchase up to an additional shares of Class A common stock from us in this offering.

SUMMARY CONSOLIDATED FINANCIAL DATA AND OTHER DATA

The following tables summarize our consolidated financial data and other data. We derived the summary consolidated statements of operations data for the years ended December 31, 2016 and 2017 and the consolidated balance sheet data as of December 31, 2017 from our audited consolidated financial statements included elsewhere in this prospectus. Our historical results are not necessarily indicative of the results that may be expected in the future. The following summary consolidated financial data and other data should be read in conjunction with the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus.

	Year Ended December 31,
	2016	2017
Consolidated Statements of Operations Data	(in thousands, except percentages and per share data)
Net revenue	$133,499		$201,597
Cost of net revenue(1)	55,689		81,667

Gross profit	77,810		119,930

Operating expenses:
Product development(1)	22,723		30,608
Sales, marketing and support(1)	48,391		55,170
General and administrative(1)	41,749		67,559

Total operating expenses	112,863		153,337

Loss from operations	(35,053)		(33,407)
Interest expense	(3,513)		(6,462)
Change in fair value of redeemable convertible preferred stock warrant liability	—		(2,200)
Other income (expense), net	(1,695)		3,509

Loss before provision for (benefit from) income taxes	(40,261)		(38,560)
Income tax provision (benefit)	131		(13)

Net loss attributable to common stockholders	$(40,392)		$(38,547)

Net loss per share attributable to common stockholders, basic and diluted(2)	$(2.48)		$(1.98)

Weighted-average shares outstanding used to compute net loss per share attributable to common stockholders, basic and diluted(2)	16,291		19,500

Pro forma net loss per share attributable to common stockholders, basic and diluted(2)			$(0.64)

Pro forma weighted-average shares outstanding used to compute pro forma net loss per share attributable to common stockholders, basic and diluted(2)			56,760

Supplemental pro forma net loss per share attributable to common stockholders, basic and diluted(2)		$

Supplemental pro forma weighted-average shares outstanding used to compute supplemental pro forma net loss per share attributable to common stockholders, basic and diluted(2)

Non-GAAP and Other Data
Paid tickets(3)	44,572		71,142
Retention rate(4)	93%		97%
Adjusted EBITDA(5)	$(17,591)		$4,206
Free cash flow (as of the end date of the period)(6)	$(5,681)		$21,143

(1)	Amounts include stock-based compensation expense as follows:

	Year Ended December 31,
	2016	2017
	(in thousands)
Cost of net revenue	$134	$200
Product development	2,020	2,411
Sales, marketing and support	1,767	2,364
General and administrative	4,610	5,883

Total stock-based compensation	$8,531	$10,858

(2)	Please refer to Note 14 to our consolidated financial statements for an explanation of the method used to compute the historical, pro forma and supplemental pro forma net loss per share attributable to common stockholders and the number of shares used in the computation of the per share amounts.
(3)	We define paid tickets as the number of tickets that generate ticket fees for us.
(4)	To obtain our retention rate, we determine (i) the gross ticket fees generated by all creators in the year prior to the year of measurement (Prior Year Gross Ticket Fees) and (ii) the gross ticket fees those same creators generated in the year of measurement (Measurement Year Gross Ticket Fees). We calculate our retention rate for a measurement period by dividing the Measurement Year Gross Ticket Fees by the Prior Year Gross Ticket Fees. Fees associated with the sale of tickets on our platform are gross ticket fees, which are the total fees generated from paid ticket sales, before adjustments for refunds, credits and amortization of non-recoupable signing fees.
(5)	Adjusted EBITDA is a financial measure that is not calculated in accordance with GAAP. See the section titled “—Non-GAAP Financial Measures—Adjusted EBITDA” for information regarding Adjusted EBITDA, including the limitations of such measure, and a reconciliation of Adjusted EBITDA to net income (loss).
(6)	Free cash flow is a financial measure that is not calculated in accordance with GAAP. See the section titled “—Non-GAAP Financial Measures—Free Cash Flow” for information regarding free cash flow, including the limitations of such measure, and a reconciliation of free cash flow to net cash provided by operating activities.

See the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Business Metrics” for further information on our key metrics.

	As of December 31, 2017
	Actual	Pro Forma(1)	Pro Forma As Adjusted(2)(3)
Consolidated Balance Sheet Data	(in thousands)
Cash	$188,986	$188,986
Working capital	32,301	32,301
Total assets	571,924	571,924
Total debt	77,751	77,751
Redeemable convertible preferred stock warrant liability	7,271	—
Redeemable convertible preferred stock	334,018	—
Total stockholders’ equity (deficit)	(155,814)	185,475

(1)	The pro forma column in the consolidated balance sheet data as of December 31, 2017 reflects the (i) the filing and effectiveness of our amended and restated certificate of incorporation, (ii) the automatic conversion of 41,628,207 shares of our redeemable convertible preferred stock into the same number of shares of our common stock, (iii) the automatic exercise of outstanding warrants to purchase 617,986 shares of our redeemable convertible preferred stock into the same number of shares of our common stock, (iv) the vesting and settlement of 802,900 shares of our common stock issuable pursuant to RSUs subject to performance conditions and (v) the reclassification of our outstanding common stock as Class B common stock, all of which will occur immediately prior to the completion of this offering, as if such events had occurred on December 31, 2017.
(2)	The pro forma as adjusted column in the consolidated balance sheet data as of December 31, 2017 gives effect to the pro forma adjustments set forth above and the sale and issuance by us of shares of our Class A common stock in this offering, based on an assumed initial public offering price of $ per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.
(3)

Each $1.00 increase or decrease in the assumed initial public offering price of $            per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, would increase or decrease, as applicable, the cash; working capital;

total assets and total stockholders’ equity by $ million, assuming that the number of shares of our Class A common stock offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions payable by us. An increase or decrease of 1.0 million shares of our Class A common stock offered by us would increase or decrease, as applicable, the cash; working capital; total assets; and total stockholders’ equity by $ million, assuming an initial public offering price of $ per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions payable by us.

RISK FACTORS

Investing in our Class A common stock involves a high degree of risk. You should carefully consider the risks and uncertainties described below, together with all of the other information in this prospectus, before making a decision to invest in our Class A common stock. The risks and uncertainties described below may not be the only ones we face. If any of the risks actually occur, our business, results of operations, financial condition and prospects could be harmed. In that event, the trading price of our Class A common stock could decline, and you could lose part or all of your investment.

Risks Related to Our Business and Industry

Our continued growth depends on our ability to attract new creators and retain existing creators.

Our success depends on our ability to attract new creators and retain existing creators. We may fail to attract new creators and retain existing creators due to a number of factors outlined in this section, including:

•	our ability to maintain and continually enhance our platform and provide services that are valuable and helpful to creators, including helping them to attract and retain attendees;

•	competitive factors, including the actions of new and existing competitors in our industry, such as competitors buying exclusive ticketing rights or entering into or expanding within the market in which we operate;

•	our ability to convince creators to migrate to our platform from their current practices, which include online ticketing platforms, venue box offices and do-it-yourself spreadsheets and forms;

•	changes in our relationships with third parties, including our partners, developers and payment processors, that make our platform less effective for creators;

•	the quality and availability of key payment and payout methods;

•	our ability to manage fraud risk that negatively impacts creators; and

•	our ability to adapt to changes in market practices or economic incentives for creators, including larger or more frequent signing fees.

If we are unable to effectively manage these risks as they occur, creators may seek other solutions and we may not be able to retain them or acquire additional creators to offset any such departures, which would adversely affect our business and results of operations. Furthermore, the loss of creators and our inability to replace them with new creators and events of comparable quality and standing would harm our business and results of operations.

We have a history of losses and we may not be able to generate sufficient revenue to achieve and maintain profitability.

We incurred net losses of $40.4 million and $38.5 million in 2016 and 2017, respectively. In 2016 and 2017, our net revenue was $133.5 million and $201.6 million, respectively, representing a 51.0% growth rate. We expect that our revenue growth rate will decline or fluctuate in the future as a result of a variety of factors, including a reduction in revenue contributed from acquisitions in a particular period. You should not rely on the revenue growth of any prior quarterly or annual period as an indication of our future performance. We also expect our costs to increase in future periods as we continue to expend substantial financial resources on technology infrastructure, product and services development and enhancement, international expansion and localization efforts, business development and acquisitions, sales and marketing and general administration, including legal and accounting expenses. These investments may not result in increased revenue or growth in our business. If we are unable to maintain adequate revenue growth and to manage our expenses effectively, we may incur significant losses in the future and may not be able to achieve and maintain profitability. As a result, we may continue to generate losses and we cannot assure you that we will achieve profitability in the future or that, if we do become profitable, we will be able to maintain profitability.

Further expansion into markets outside of the United States is important to the growth of our business, and if we do not manage the risks of international expansion effectively, our business and results of operations will be harmed. Furthermore, our expansion into jurisdictions where we have limited operating experience may subject us to increased business and economic risks that could harm our business and our results of operations.

In 2016 and 2017, we derived 26.9% and 29.6%, respectively, of our net revenue from outside of the United States. We currently have 12 international offices, including offices in the United Kingdom, Ireland, Spain, Belgium, Germany, the Netherlands, Australia, Argentina and Brazil. We have large engineering and business development teams in Argentina and Spain. Our international operations and results are subject to a number of risks, including:

•	currency exchange restrictions or costs and exchange rate fluctuations and the risks and costs inherent in hedging such exposures;

•	new and modified laws and regulations regarding data privacy, data protection and information security;

•	exposure to local economic or political instability, threatened or actual acts of terrorism and violence and changes in the rights of individuals to assemble;

•	compliance with U.S. and non-U.S. regulations, laws and requirements relating to anti-corruption, antitrust or competition, economic sanctions, data content and privacy, consumer protection, employment and labor laws, health and safety and advertising and promotions;

•	compliance with additional U.S. laws applicable to U.S. companies operating internationally and interpretations of U.S. and international tax laws;

•	weaker enforcement of our contractual and intellectual property rights;

•	preferences by local populations for local providers;

•	laws and business practices that favor local competitors or prohibit or limit foreign ownership of certain businesses; and

•	slower adoption of the Internet as a ticketing, advertising and commerce medium, which could limit our ability to migrate international operations to our existing systems.

We plan to continue to expand our international operations as part of our growth strategy. Despite our experience operating internationally, future expansion efforts into new countries may not be successful. Our international expansion has placed, and our expected future international growth will continue to place, a significant strain on our management, customer service, product development, sales and marketing, administrative, financial and other resources. We cannot be certain that the investment and additional resources required in expanding our international operations will be successful or produce desired levels of revenue or profitability in a timely manner, or at all. Furthermore, certain international markets in which we operate have lower margins than more mature markets, which could have a negative impact on our margins as our revenue from these markets grows over time.

We may choose in certain instances to localize our platform to the unique circumstances of such countries and markets in order to achieve market acceptance, which can be complex, difficult and costly and divert management and personnel resources. Our failure to adapt our practices, platform, systems, processes and contracts effectively to the creator and attendee preferences or customs of each country into which we expand could slow our growth. If we are unable to manage our international growth successfully, our results of operations could be harmed.

Acquisitions, investments or significant commercial arrangements could result in operating and financial difficulties.

We have acquired or entered into commercial arrangements with a number of businesses in the past. For example, since 2015 we have acquired six companies, including ticketscript and Ticketfly in 2017. Our future growth may depend, in part, on future acquisitions, investments or significant commercial arrangements, any of which could be material to our results of operations and financial condition. Financial and operational risks related to acquisitions, investments and significant commercial arrangements that may have an impact on our business include:

•	use of cash resources and incurrence of debt and contingent liabilities in funding acquisitions may limit other potential uses of our cash, including for retirement of outstanding indebtedness, stock repurchases and dividend payments;

•	difficulties and expenses in assimilating the operations, products, data, technology, privacy, data protection systems and information security systems, information systems or personnel of the acquired company;

•	failure of the acquired company to achieve anticipated benefits, revenue, earnings or cash flows or our failure to retain key employees from an acquired company;

•	the assumption of known and unknown risks, debt and liabilities of the acquired company, deficiencies in systems or internal controls, impairment of goodwill or other intangible assets and costs associated with litigation or other claims arising in connection with the acquired company;

•	failure to properly and timely integrate acquired companies and their operations, reducing our ability to achieve, among other things, anticipated returns on our acquisitions through cost savings and other synergies;

•	adverse market reaction to acquisitions;

•	failure to consummate such transactions; and

•	other expected and unexpected risks with pursuing acquisitions, including litigation or regulatory exposure, unfavorable accounting treatment, increases in taxes due, a loss of anticipated tax benefits, costs or delays to obtain governmental approvals, diversion of management’s attention or other resources from our existing business and other adverse effects on our business, results of operations or financial condition.

When we acquire companies or other businesses, we face the risk that creators of the acquired companies or businesses may not migrate to our platform or may choose to decrease their level of usage of our platform post migration. We have previously experienced customer loss in the process of integrating and migrating acquired companies for a variety of reasons. The pace and success rate of migration may be influenced by many factors, including the pace and quality of product development, our ability to operationally support the migrating creators and our adoption of business practices outside of our platform that matter to the creator.

Moreover, we rely heavily on the representations and warranties and related indemnities provided to us by our acquired targets and their equity holders, including as they relate to creation, ownership and rights in intellectual property, compliance with laws, contractual requirements and the ability of the acquisition target to continue exploiting material intellectual property rights and technology after the acquisition. If any such representations are inaccurate or such warranties are breached, or if we are unable to fully exercise our indemnification rights, we may incur additional liabilities, disruptions to the operations of our business and diversion of our management’s attention.

Our failure to address these risks or other problems encountered in connection with past or future acquisitions, investments and significant commercial arrangements could cause us to fail to realize the anticipated benefits of such transactions, incur unanticipated liabilities and harm our business, results of operations and financial condition.

If we do not continue to maintain and improve our platform or develop successful new solutions and enhancements or improve existing ones, our business will suffer.

Our ability to attract and retain creators depends in large part on our ability to provide a user-friendly and effective platform, develop and improve our platform and introduce compelling new solutions and enhancements. Our industry is characterized by rapidly changing technology, new service and product introductions and changing demands of creators. We spend substantial time and resources understanding creators’ needs and responding to them. Building new solutions is costly and complex, and the timetable for commercial release is difficult to predict and may vary from our historical experience. In addition, after development, creators may not be satisfied with our enhancements or perceive that the enhancements do not adequately respond to their needs. The success of any new solution or enhancement to our platform depends on several factors, including timely completion and delivery, competitive pricing, adequate quality testing, integration with our platform, creator awareness and overall market acceptance and adoption. If we do not continue to maintain and improve our platform or develop successful new solutions and enhancements or improve existing ones, our business will suffer.

Our payments system depends on third-party providers and is subject to risks that may harm our business.

Approximately 90% of revenue on our platform is associated with payments processed through our internal payment processing capabilities, called Eventbrite Payment Processing. Eventbrite Payment Processing uses a combination of multiple external vendors to provide a single, seamless payments option for creators and attendees. For example, in 2017, we entered into an agreement with Square whereby it will be a preferred provider of payment processing, as it develops solutions to support marketplace platforms like ours in various markets where we operate. The remainder of ticket sales are processed through linked, creator-owned, third-party accounts, including PayPal and Authorize.net, which we call Facilitated Payment Processing. Eventbrite Payment Processing relies on banks and third-party payment processors to process transactions and access various payment card networks to allow creators to manage payments in an easy and efficient manner. We also rely on our providers to process transactions as a payment facilitator of a payment network. Any of our payment providers and vendors that do not operate well with our platform could adversely affect our payments systems and our business. We have multiple integrations in place at one time allowing for back up processing on Eventbrite Payment Processing if a single provider is unable or unwilling to process any given transaction, payment method or currency. However, if any or some of these providers do not perform adequately, determine certain types of transactions as prohibitive for any reason or fail to identify fraud, if these providers’ technology does not interoperate well with our platform, or if our relationships with these providers were to terminate unexpectedly, creators may find our platform more difficult to use and the ability of creators using our platform to sell tickets could be adversely affected, which could cause creators to use our platform less and harm our business.

We must also continually integrate various payment methods used both within the United States and internationally into Eventbrite Payment Processing. To enhance our acceptance in certain international markets we have in the past adopted, and may in the future adopt, locally-preferred payment methods and integrate such payment methods into Eventbrite Payment Processing, which may increase our costs and also require us to understand and protect against unique fraud and other risks associated with these payment methods. For example, in Brazil we localized our platform to allow the use of Boleto as a payment method, and we invested capital and management attention to achieve this. If we are not able to integrate new payment methods into Eventbrite Payment Processing effectively, our business may be harmed.

Our payment processing partners require us to comply with payment card network operating rules, which are set and interpreted by the payment card networks. The payment card networks could adopt new operating rules or interpret or re-interpret existing rules in ways that might prohibit us from providing certain services to some creators, be costly to implement or difficult to follow. We have agreed to reimburse our payment processors for fines they are assessed by payment card networks if we or creators using our platform violate these rules, such as our processing of various types of transactions that may be interpreted as a violation of certain payment card network operating rules.

In addition, payment card networks and payment processing partners could increase the fees they charge us for their services or for an attendee using one of their cards, which would increase our operating costs and reduce our margins. If we are unable to negotiate favorable economic terms with these partners, our business and results of operations may be harmed.

We may pay up front creator signing fees and creator advances to certain creators when entering into exclusive ticketing or services agreements and if these arrangements do not perform as we expect, our business, results of operations and financial condition may be harmed.

We may pay one-time, up front non-recoupable or recoupable signing fees to certain creators in order to incentivize them to organize certain events on our platform or obtain exclusive rights to ticket their events. These payments are typically made to a creator upon entering into a multi-year exclusive ticketing or service contract with us. A creator who receives a non-recoupable fee, which we refer to as creator signing fees, net, keeps the entire signing fee, so long as the creator complies with the terms of the creator’s contract with us, including performance of an event. If a creator does not comply with the terms of the contract or perform an event, such fees are refundable to us. Creator signing fees, net, including noncurrent balances, were $6.9 million and $10.4 million as of December 31, 2016 and 2017, respectively. For recoupable fees, which we refer to as creator advances, net, we are entitled to recoup the entire signing fee by withholding all or a portion of the ticket sales sold by the creator to whom the recoupable signing fee was previously paid. Creator advances, net were $7.6 million and $20.1 million as of December 31, 2016 and 2017, respectively. We pay these signing fees based on the expectations of future ticket sales on our platform by such creators. We make the decision to make these payments based on our assessment of the past success of the creator, past event data, future events the creator is producing and other financial information. We include commercial and legal protections in our contracts that include signing fees to mitigate the financial risk of making these payments. However, event performance may vary greatly from year-to-year and from event to event. If our assumptions and expectations with respect to event performance prove wrong or if a counterparty defaults or an event is not successful, our return on these signing fees will not be realized and our business and results of operations will be harmed.

Our results vary from quarter-to-quarter and year-to-year. Our results of operations in certain financial quarters or years may not be indicative of, or comparable to, our results of operations in subsequent financial quarters or years.

Our quarterly results of operations have fluctuated significantly in the past due to these factors and a variety of other factors, many of which are outside of our control and difficult to predict. It is difficult for us to forecast the level or source of our revenue accurately. Because our results may vary significantly from quarter-to-quarter and year-to-year, our financial results for one quarter or year cannot necessarily be compared to another quarter or year and may not be indicative of our future financial performance in subsequent quarters or years. Period-to-period comparisons of our results of operations may not be meaningful, and you should not rely upon them as an indication of future performance. In addition to other risk factors listed in this “Risk Factors” section, factors that may cause our results of operations to fluctuate include:

•	creator acquisition and retention;

•	new solution introductions and expansions, or challenges with introduction;

•	acquisition of companies and the success, or lack thereof, of migration of such companies’ creators;

•	changes in pricing or packages;

•	the development and introduction of new products or services by us or our competitors;

•	increases in operating expenses that we may incur to grow and expand our operations and to remain competitive;

•	system failures or breaches of security or privacy;

•	changes in stock-based compensation expenses;

•	adverse litigation judgments, settlements or other litigation-related costs;

•	changes in the legislative or regulatory environment, including with respect to privacy or data protection, or enforcement by government regulators, including fines, orders or consent decrees;

•	fluctuations in currency exchange rates and changes in the proportion of our revenue and expenses denominated in foreign currencies;

•	fluctuations in the market values of our portfolio investments and interest rates;

•	changes in our effective tax rate;

•	announcements by competitors or other third parties of significant new products or acquisitions or entrance into certain markets; our ability to make accurate accounting estimates and appropriately recognize revenue for our solutions for which there are no relevant comparable products;

•	changes in accounting standards, policies, guidance, interpretations, or principles; and

•	changes in business or macroeconomic conditions.

In addition, the seasonality of our business could create cash flow management risks if we do not adequately anticipate and plan for periods of decreased activity, which could negatively impact our ability to execute on our strategy, which in turn could harm our results of operations. For example, we experience more cash flow generally in the first and third quarters of a fiscal year.

Data loss or security breaches could harm our business, reputation, brand and results of operations.

Security breaches, computer malware and computer hacking attacks have become more prevalent across industries and may occur on our systems or those of our third-party service providers or partners. Despite the implementation of security measures, our internal computer systems and those of our third-party service providers and partners are vulnerable to damage from computer viruses, hacking and other means of unauthorized access, denial of service and other attacks, natural disasters, terrorism, war and telecommunication and electrical failures. Attacks upon information technology systems are increasing in their frequency, levels of persistence, sophistication and intensity, and are being conducted by sophisticated and organized groups and individuals with a wide range of motives and expertise. In addition to unauthorized access to or acquisition of personal data, confidential information, intellectual property, or other sensitive information, such attacks could include the deployment of harmful malware and ransomware, and may use a variety of methods, including denial-of-service attacks, social engineering and other means, to attain such unauthorized access or acquisition or otherwise affect service reliability and threaten the confidentiality, integrity and availability of information. Furthermore, the prevalent use of mobile devices increases the risk of data security incidents. In addition, misplaced, stolen or compromised mobile devices used at events for ticket scanning, or otherwise, could lead to unauthorized access to the device and data stored on or accessible through such device. We have in the past experienced breaches of our security measures and our platform and systems are at risk for future breaches as a result of third-party action or employee, service provider, partners or contractor error or malfeasance. For example, in June 2018, we publicly announced that a criminal was able to penetrate the Ticketfly website and steal certain consumer data, including names, email addresses, shipping addresses, billing addresses and phone numbers. For a short time, we disabled the Ticketfly platform to contain the risk of the cyber incident, which disabled ticket sales through Ticketfly during that period. Because of this incident, we have incurred costs related to responding to and remediating this incident and have suffered a loss of revenue for the period during which the Ticketfly platform was disabled. We may experience reputational harm and customer loss related to this incident. We may also face future costs and expenses related to customer compensation and retention incentives, regulatory inquiries, litigation and further remediation and upgrades to our security infrastructure. Although we have insurance coverage, our policy may not cover all financial expenses related to this matter.

In addition, our platform involves the storage and transmission of personal information of users of our platform in our facilities and on our equipment, networks and corporate or third-party systems. Security breaches could expose us to litigation, remediation costs, increased costs for security measures, loss of revenue, damage to our reputation and potential liability. User data and corporate systems and security measures may be breached due to the actions of outside parties, employee error or misconduct, malfeasance, a combination of these or otherwise, and, as a result, an unauthorized party may obtain access to our data or data of creators and attendees. Additionally, outside parties may attempt to fraudulently induce employees, creators or attendees to disclose sensitive information in order to gain access to creator or attendee data. We must continuously examine and modify our security controls and business policies to address the use of new devices and technologies, and the increasing focus by users and regulators on controlling and protecting user data. We may need to expend significant resources to protect against and remedy any potential security breaches and their consequences. Any security breach of our platform or systems, the systems or networks of our third-party service providers or partners, or any unauthorized access to information we or our providers and partners process or maintain, could harm our business, results of operations and financial condition.

Because the techniques used to obtain unauthorized access, disable or degrade service, or sabotage systems change frequently or may be designed to remain dormant until a predetermined or other future event and often are not recognized until launched against a target, we and our third-party service providers and partners may be unable to anticipate these techniques or implement adequate preventative measures. While we have implemented security measures intended to protect our information technology systems and infrastructure, there can be no assurance that such measures or our third-party service providers and partners’ information security measures will successfully prevent service interruptions or further security incidents. Although it is difficult to determine what harm may directly result from any specific interruption or breach, any actual or perceived failure to maintain performance, reliability, security and availability of our network infrastructure, or of any third-party networks or systems used or supplied by our third-party service providers or partners, to the satisfaction of creators and attendees may harm our reputation and our ability to retain existing creators and attendees and attract new creators and attendees.

Examples of situations which may lead to unauthorized access of data may include:

•	employees inadvertently sending financial information of one creator, attendee or employee to another creator, attendee or employee;

•	creators’ failure to properly password protect their leased ticket scanning and site operations devices leaving the data available to anyone using the device;

•	a device stolen from an event and data access, alteration or acquisition occurring prior to our remote wiping of the data;

•	an employee losing their computer or mobile device or otherwise, allowing for access to our email and/or administrative access, including access to guest lists to events;

•	external breaches leading to the circulation of “dark web” lists of user name and password combinations openly vulnerable to attack without immediate detection;

•	a hack of one of our databases;

•	account takeovers;

•	a hack of a third-party service provider or partner’s database; and

•	unauthorized access to our offices or other properties.

If an actual or perceived breach of our security occurs, the market perception of the effectiveness of our security measures could be harmed, we could lose creators and attendees or we could face lawsuits, regulatory investigations or other legal or regulatory proceedings and we could suffer financial exposure due to such events or in connection with regulatory fines, remediation efforts, investigation costs, changes or augmentation of our security measures and the expense of taking additional system protection measures.

The processing, storage, use and disclosure of personal data could give rise to liabilities as a result of governmental regulation, conflicting legal requirements or differing applications of privacy regulations.

We receive, transmit and store a large volume of personally identifiable information and other user data. Numerous federal, state and international laws address privacy, data protection and the collection, storing, sharing, use, disclosure and protection of personally identifiable information and other user data. Numerous states already have, and are looking to expand, data protection legislation requiring companies like ours to consider solutions to meet differing needs and expectations of creators and attendees. Outside the United States, personally identifiable information and other user data is increasingly subject to legislation and regulations in numerous jurisdictions around the world, the intent of which is to protect the privacy of information that is collected, processed and transmitted in or from the governing jurisdiction. Foreign data protection, privacy, information security, user protection and other laws and regulations are often more restrictive than those in the United States. In particular, the European Union and its member states traditionally have taken broader views as to types of data that are subject to privacy and data protection laws and regulations, and have imposed greater legal obligations on companies in this regard. For example, in April 2016, European legislative bodies adopted the General Data Protection Regulation (GDPR) which became effective May 25, 2018. The GDPR applies to any company established in the European Union as well as to those outside the European Union if they collect and use personal data in connection with the offering of goods or services to individuals in the European Union or the monitoring of their behavior. The GDPR enhances data protection obligations for processors and controllers of personal data, including, for example, expanded disclosures about how personal information is to be used, limitations on retention of information, mandatory data breach notification requirements and onerous new obligations on services providers. Non-compliance with the GDPR may result in monetary penalties of up to €20 million or 4% of annual worldwide revenue, whichever is higher. In addition, some countries are considering or have passed legislation implementing data protection requirements or requiring local storage and processing of data or similar requirements that could increase the cost and complexity of delivering our services. The GDPR and other changes in laws or regulations associated with the enhanced protection of certain types of personal data, such as healthcare data or other sensitive information, could greatly increase our cost of providing our products and services or even prevent us from offering certain services in jurisdictions in which we operate.

We rely on a variety of legal bases to transfer certain personal information outside of the European Economic Area, including the EU-U.S. Privacy Shield Framework, or Privacy Shield, and EU Standard Contractual Clauses (SCCs). Both the Privacy Shield and SCCs are the subject of legal challenges in European courts and may face additional challenges in the future, and the absence of successor legal bases for continued data transfer could require us to create duplicative, and potentially expensive, information technology infrastructure and business operations in Europe or limit our ability to collect and use personal information collected in Europe. In addition, the EU Commission is currently negotiating a new ePrivacy Regulation that would address various matters, including provisions specifically aimed at the use of cookies to identify an individual’s online behavior, and any such ePrivacy Regulation may provide for new compliance obligations and significant penalties. Any of these changes to EU data protection law or its interpretation could disrupt and harm our business.

Further, following a referendum in June 2016 in which voters in the United Kingdom approved an exit from the European Union, the United Kingdom government has initiated a process to leave the EU, which has created uncertainty with regard to the regulation of data protection in the United Kingdom. In particular, although a Data Protection Bill designed to be consistent with the GDPR is pending in the United Kingdom’s legislative process, it is unclear whether the United Kingdom will enact data protection laws or regulations designed to be consistent with the GDPR and how data transfers to and from the United Kingdom will be regulated.

The interpretation and application of many privacy and data protection laws are, and will likely remain, uncertain, and it is possible that these laws may be interpreted and applied in a manner that is inconsistent with our existing data management practices or product features. If so, in addition to the possibility of fines, lawsuits and other claims and penalties, we could be required to fundamentally change our business activities and practices or modify our products, which could harm our business. In addition to government regulation, privacy advocacy and industry groups may propose new and different self-regulatory standards that either legally or contractually apply to us. Any inability to adequately address privacy, data protection and data security concerns or comply with applicable privacy, data protection or data security laws, regulations, policies and other obligations could result in additional cost and liability to us, damage our reputation, inhibit sales and harm our business

Our acquisition strategy to date, and going forward, often results in the winding down of the acquired platforms over a period of 12 to 24 months while the existing creators migrate to our platform. The focus often shifts away from these legacy platforms to meeting the needs of migrated creators on our platform. The existence of these legacy platforms within a shifting landscape regarding privacy, data protection and data security may result in regulatory liability or exposure to fines. A significant data incident on a legacy platform may harm our reputation and our brand and may adversely affect the migration of existing creators to our platform. We may also become exposed to potential liabilities and our attention and resources may be diverted as a result of differing privacy regulations pertaining to our applications.

Our failure, and/or the failure by the various third-party service providers and partners with which we do business, to comply with applicable privacy policies or federal, state or similar international laws and regulations or any other obligations relating to privacy, data protection or information security, or any compromise of security that results in the unauthorized release of personally identifiable information or other user data, or the perception that any such failure or compromise has occurred, could damage our reputation, result in a loss of creators or attendees, discourage potential creators and attendees from trying our platform and/or result in fines and/or proceedings by governmental agencies and/or users, any of which could have an adverse effect on our business, results of operations and financial condition. In addition, given the breadth and depth of changes in data protection obligations, ongoing compliance with evolving interpretation of the GDPR and other regulatory requirements requires time and resources and a review of the technology and systems currently in use against the requirements of GDPR and other regulations.

Our industry is highly fragmented. We compete against traditional solutions to event management and may face significant competition from both established and new companies. If we are not able to maintain or improve our competitive position, our business could suffer.

We operate in a market that is highly fragmented. We compete with a variety of competitors to secure new and retain existing creators, including traditional solutions to event management, such as offline, internal or ad hoc solutions, local or specialized market competitors, products offered by large technology companies that may enter the market, or other ticketing competitors such as Live Nation Entertainment subsidiaries Front Gate Tickets, TicketWeb and Universe. If we cannot successfully compete in the future with existing or potential competitors this will cause an adverse effect on our business, results of operations and financial condition.

Some of our current and potential competitors have significantly more financial, technical, marketing and other resources, are able to devote greater resources to the development, promotion, sale and support of their services, have more extensive customer bases and broader customer relationships, have longer operating histories and greater name recognition. We may also compete with potential entrants into the market that currently do not offer the same services but could potentially leverage their networks in the market in which we operate. For instance, large e-commerce companies such as eBay and Amazon have in the past, or currently, operate within the ticketing space. In addition, other large companies with large user-bases that have substantial event-related activity may be successful in adding a product in this space, such as Facebook, Google and Twitter. These competitors may be better able to undertake more extensive marketing campaigns and/or offer their solutions and services at a discount to ours. Furthermore, some of our competitors may customize their products to suit a specific event type, category or customer. We also compete with self-service products that provide creators with alternatives to ticket their events by integrating such self-service products with creators’ existing operations. If we are unable to compete with such alternatives, the demand for our solutions could decline.

If any of our competitors have existing relationships with potential creators or the venues or facilities used by those creators, those creators may be unwilling or unable to use our platform and this may limit our ability to successfully compete in certain markets where such pre-existing relationships are common. For example, some competitors purchase venues or rights to events and/or enter into exclusivity agreements with creators. If creators do not remain independent from our potential competitors, demand for our platform will diminish and our business and results of operations will be harmed.

Our business may be subject to sales tax and other indirect taxes in various jurisdictions. In addition, creators may also be subject to certain taxes.

The application of indirect taxes, such as sales and use tax, amusement tax, value-added tax, goods and services tax, business tax and gross receipt tax, to businesses like ours and to creators and attendees is a complex and evolving issue. Significant judgment is required to evaluate applicable tax obligations and as a result amounts recorded are estimates and are subject to adjustments. In many cases, the ultimate tax determination is uncertain because it is not clear how new and existing statutes might apply to our business or to creators’ businesses.

One or more states, localities, the federal government or other countries may seek to impose additional reporting, record-keeping or indirect tax collection obligations on businesses like ours that facilitate online commerce. For example, taxing authorities in the United States and other countries have identified e-commerce platforms as a means to calculate, collect and remit indirect taxes for transactions taking place over the Internet, and are considering related legislation. Certain jurisdictions have enacted laws which became effective in 2018 or will become effective later requiring marketplaces to report user activity or collect and remit taxes on certain items sold on the marketplace. Imposition of an information reporting or tax collection requirement could decrease creator or attendee activity on our platform, which would harm our business. New legislation could require us or creators to incur substantial costs in order to comply, including costs associated with tax calculation, collection and remittance and audit requirements, which could make using our platform less attractive and could adversely affect our business and results of operations.

We face sales and use tax and value-added tax audits in certain states and international jurisdictions and it is possible that we could face additional sales and use tax and value-added tax audits in the future in additional jurisdictions and that our liability for these taxes could exceed our reserves as state or international tax authorities could assert that we are obligated to collect additional amounts as taxes from creators and remit those taxes to those authorities. We could also be subject to audits and assessments with respect to states and international jurisdictions for which we have not accrued tax liabilities. A successful assertion that we should be collecting additional sales or other taxes on our services in jurisdictions where we have not historically done so and do not accrue for sales or other taxes could result in substantial tax liabilities for past sales, discourage creators from using our platform or otherwise harm our business and results of operations. Although we have reserved for potential payments of possible past tax liabilities in our financial statements as disclosed in Note 9 of the Notes to Consolidated Financial Statements, if these liabilities exceed such reserves, our financial condition will be harmed.

The reputation and brand of our platform is important to our success, and if we are not able to maintain and enhance our brand, our results of operations and financial condition may be adversely affected.

We believe that maintaining and enhancing our reputation and brand as a differentiated and category-defining ticketing company serving creators and attendees is critical to our relationship with our existing creators and to our ability to attract new creators and attendees. The successful promotion of our brand attributes will depend on a number of factors that we control and some factors outside of our control.

The promotion of our brand requires us to make substantial expenditures and management investment, which will increase as our market becomes more competitive and as we seek to expand our platform. To the extent that these activities yield increased revenue, this revenue may not offset the increased expenses we incur. If we do not successfully maintain and enhance our brand and successfully differentiate our platform from competitive products and services, our business may not grow, we may not be able to compete effectively and we could lose creators or fail to attract potential creators, all of which would adversely affect our business, results of operations and financial condition. Additionally, we must continue to make substantial efforts and investments to be associated with events that are positively viewed by other creators and attendees.

However, there are also factors outside of our control, which could undermine our reputation and harm our brand. Negative perception of our platform may harm our business, including as a result of complaints or negative publicity about us or creators; events being fraudulent or unsuccessful, either as a result of lack of attendance or attendee experience not meeting expectations; responsiveness to issues or complaints and timing of refunds and/or chargebacks; actual or perceived disruptions or defects in our platform; security incidents; or lack of awareness of our policies or changes to our policies that creators, attendees or others perceive as overly restrictive, unclear or inconsistent with our values.

Furthermore, creators use our platform for events that represent a variety of views, activities and interests, some of which many other creators or attendees do not agree with or find offensive, or are illegal, or are perceived as such. For example, in the past, creators have tried to use our platform for events related to illegal activity and extreme activist groups. These events may cause negative publicity and harm our reputation and brand. Some creators may not have, or are perceived not to have, legal and ethical business practices. Although we maintain procedures and policies, both automated and by human review, to prevent the usage of our platform for such purposes and to prevent such practices, our procedures and policies may not effectively reduce or eliminate the use of our platform by such creators. In addition, certain creators or attendees may not agree with our decision to restrict certain creators or events from using our platform. If our platform is associated with illegal or offensive activity or creators and attendees disagree with our decision to restrict certain creators or events from using our platform, our reputation and brand may be harmed and our ability to attract and retain creators will be adversely impacted.

If we are unable to maintain a reputable platform that provides valuable solutions and desirable events, then our ability to attract and retain creators and attendees could be impaired and our reputation, brand and business could be harmed.

Our platform might be used for illegal or improper purposes, all of which could expose us to additional liability and harm our business.

Our platform remains susceptible to potentially illegal or improper uses by creators or attendees. Illegal or improper uses of our platform may include money laundering, terrorist financing, drug trafficking, illegal online gaming, other online scams, illegal sexually-oriented services, phishing and identity theft, prohibited sales of pharmaceuticals, fraudulent sale of goods or services, posting of unauthorized intellectual property, unauthorized uses of credit and debit cards or bank accounts and similar misconduct. Creators may also encourage, promote, facilitate or instruct others to engage in illegal activities. Despite measures we have taken to detect and lessen the risk of this kind of conduct, we cannot guarantee that these measures will stop all illegal or improper uses of our platform. Our business could be harmed if creators use our system for illegal or improper purposes, which may expose us to liability. At the same time, if the measures we have taken to guard against these activities are too restrictive and inadvertently screen proper transactions, or if we are unable to apply and communicate these measures fairly and transparently, or we are perceived to have failed to do so, this could diminish the experience of creators and attendees, which could harm our business.

Factors adversely affecting the live event market could impact our results of operations.

We help creators organize, promote and sell tickets and registrations to a broad range of events. Our business is directly affected by the success of such events and our revenue is impacted by the number of events, type of events and ticket prices of events produced by creators. Adverse trends in one or more event industries could adversely affect our business. A decline in attendance at or reduction in the number of events may have an adverse effect on our revenue and operating income.

During periods of economic slowdown and recession, consumers have historically reduced their discretionary spending. The impact of economic slowdowns on our business is difficult to predict, but they may result in reductions in ticket and registration sales and our ability to generate revenue. Our business depends on discretionary consumer and corporate spending. Many factors related to discretionary consumer and corporate spending, including employment, fuel prices, interest and tax rates and inflation can adversely impact our results of operations.

In addition, the occurrence and threat of extraordinary events, such as terrorist attacks, mass-casualty incidents, public health concerns, natural disasters or similar events, or loss or restriction of individuals’ rights to assemble may deter creators from producing large events and substantially decrease the attendance at live events. For example, in January 2017, five people were killed at a music festival in Mexico ticketed by us. Terrorism and security incidents in the past, military actions in foreign locations and periodic elevated terrorism alerts have increased public concerns regarding air travel, military actions and additional national or local catastrophic incidents and raised numerous challenging operating factors, including additional logistics for event safety and increased costs of security, which may detract from the creator and attendee experience and may harm our results of operations and those of creators.

Furthermore, adverse weather and climate conditions could impact the success of an event and disrupt our operations in any of our offices or the operations of creators, third-party providers, vendors or partners. If an event is cancelled due to weather, attendees expect a refund, which harms our results of operations and those of creators.

Accordingly, any adverse condition could lead to unsatisfied attendees that require refunds or chargebacks or increase the complexity and costs for creators and us, which will have a negative effect on our business, results of operations and financial condition.

Any significant system interruption or delays could damage our reputation, result in a potential loss of creators and adversely impact our business.

Our ability to attract and retain creators depends on the reliable performance of our technology, including our websites, applications and information and related systems. System interruptions, slow-downs and a lack of integration and redundancy in our information systems and infrastructure may adversely affect our ability to operate our technology, handle sales for high-demand events, process and fulfill transactions, respond to creator and attendee inquiries and generally maintain cost-efficient operations.

We also rely on affiliate and third-party computer systems, broadband and other communications systems and service providers in connection with the provision of services generally, as well as to facilitate, process and fulfill transactions. Any interruptions, outages or delays in our systems and infrastructures, our businesses, our affiliates and/or third-party systems we use, or deterioration in the performance of these systems and infrastructures, could impair our ability to provide services, fulfill orders and/or process transactions. We have experienced, and may in the future experience, occasional system interruptions caused by outages by our partners that made some or all systems or data unavailable or prevented us from efficiently providing services or fulfilling orders.

We outsource our cloud infrastructure to Amazon Web Services (AWS), which hosts our platform, and therefore we are vulnerable to service interruptions at AWS, which could impact the ability of creators and attendees to access our platform at any time, without interruption or degradation of performance. In the event that our AWS service agreements are terminated, or there is a lapse of service, interruption of Internet service provider connectivity or damage to such facilities, we could experience interruptions in access to our platform as well as delays and additional expense in arranging new facilities and services. For example, we previously experienced interruptions in performance of our platform because of a hardware error that AWS experienced. We may also incur significant costs for using an alternative cloud infrastructure provider or taking other actions in preparation for, or in reaction to, events that damage the AWS services we use.

In addition, fire, flood, power loss, telecommunications failure, hurricanes, tornadoes, earthquakes, acts of war or terrorism, natural disasters and similar events or disruptions may damage or interrupt computer, broadband or other communications systems and infrastructures at any time. Any of these events could cause system interruptions, outages, delays and loss of critical data, and could prevent us from providing services, fulfilling orders and/or processing transactions. While we have backup systems for certain aspects of our operations, disaster recovery planning by its nature cannot be sufficient for all eventualities. In addition, we may not have adequate insurance coverage to compensate for losses from a major interruption.

In some instances, we may not be able to identify the cause or causes of these performance problems within a period of time acceptable to creators. It may become increasingly difficult to maintain and improve our platform performance, especially during peak usage times, as the features of our platform become more complex and the usage of our platform increases. Any of the above circumstances or events may harm our reputation, cause creators to stop using our platform, impair our ability to increase revenue, impair our ability to grow our business, subject us to financial penalties and liabilities under our service level agreements and otherwise harm our business, results of operations and financial condition.

Our platform and solutions are accessed by a large number of creators and attendees often at the same time. As we continue to expand the number of creators and attendees and solutions available to creators and attendees, we may not be able to scale our technology to accommodate the increased capacity requirements, which may result in interruptions or delays in service. Furthermore, capacity constraints could be due to a number of potential causes including technical failures, natural disasters, fraud or security attacks. In addition, the failure of AWS cloud infrastructure or other third-party Internet service providers to meet our capacity requirements could result in interruptions or delays in access to our platform or impede our ability to scale our operations. The occurrence of any of these events could have an adverse effect on our business, results of operations and financial condition.

Creators rely on third-party platforms, such as Facebook, Pandora and Spotify, to connect with and attract attendees and we depend on our platform of partners and developers to create applications that will integrate with our platform.

Our platform interoperates with other third-party distributors, such as Facebook, Pandora and Spotify. Attendees are able to access our platform and purchase tickets through these third-party services. Creators are able to publicize their events and sell tickets on these third-party sites. The interoperability of our platform with these other sites allows creators to reach more attendees and makes our platform more appealing to creators. These third-party partners may terminate their relationship with us, limit certain integration functionality, change their treatment of our services or restrict access to their platform by creators at any time. For example, in the past,

Facebook removed a feature of its service that allowed creators to include multiple hosts on a single event seamlessly across platforms, which negatively impacted certain music creators’ use of the Facebook integration with our platform. If any such third-party services becomes incompatible with our platform or the use of our platform and solutions on such third-party platforms are restricted in the future, our business will be harmed.

In addition, to the extent that Google, Facebook or other leading large technology companies that have a significant presence in our key markets, disintermediate ticketing or event management providers, whether by offering their own comprehensive event-focused or shopping capabilities, or by referring leads to suppliers, other favored partners or themselves directly, there could be an adverse impact on our business, results of operations and financial condition.

We also depend on our platform of integrated product partners connecting through our API to create applications that will integrate with our platform, such as Salesforce, HubSpot and MailChimp, and to allow them to integrate with our solutions. This presents certain risks to our business, including:

•	our inability to provide any assurance that these third-party applications and products meet the same quality and security standards that we apply to our own development efforts, and to the extent that they contain bugs or defects, they may create disruptions in the use of our platform by creators or negatively affect our brand;

•	our lack of support for software applications developed by our partner platform, which could cause creators and attendees to be left without support and consequently could cease using our services if these developers do not provide adequate support for their applications;

•	our inability to assure that our partners will be able to successfully integrate with our products or that our partners will continue to do so;

•	our inability to confirm if our partners comply with all applicable laws and regulations; and

•	the risk that these partners and developers may not possess the appropriate intellectual property rights to develop and share their applications.

Many of these risks are not within our control to prevent, and our brand may be damaged if these applications do not perform to the satisfaction of creators and attendees and that dissatisfaction is attributed to us.

Changes in Internet search engine algorithms and dynamics, or search engine disintermediation, or changes in marketplace rules could have a negative impact on traffic for our sites and ultimately, our business and results of operations.

We rely heavily on Internet search engines, such as Google, to generate traffic to our website, principally through free or organic search. Search engines frequently update and change the logic that determines the placement and display of results of a user’s search, such that the purchased or algorithmic placement of links to our websites can be negatively affected. In addition, a search engine could, for competitive or other purposes, alter its search algorithms or results causing our websites to place lower in organic search query results. If a major search engine changes its algorithms in a manner that negatively affects the search engine ranking of our websites or those of our partners, our business and financial performance would be adversely affected. Furthermore, our failure to successfully manage our search engine optimization could result in a substantial decrease in traffic to our websites, as well as increased costs if we were to replace free traffic with paid traffic.

We also rely on application marketplaces, such as Apple’s App Store and Google’s Play, to drive downloads of our applications. In the future, Apple, Google or other marketplace operators may make changes to their marketplaces that make access to our products more difficult. For example, our applications may receive unfavorable treatment compared to the promotion and placement of competing applications, such as the order in which they appear within marketplaces. Similarly, if problems arise in our relationships with providers of application marketplaces, traffic to our site and our user growth could be harmed.

Our business may be subject to chargebacks and other losses for various reasons, including due to fraud, unsuccessful or cancelled events. These chargebacks and other losses may harm our results of operations and business.

We have experienced, and may in the future experience, claims from attendees that creators have not performed their obligations or that events did not match their descriptions. These claims could arise from creator fraud or misuse, an unintentional failure of the event or from fraudulent claims by an attendee. We have experienced fraudulent activity on our platform in the past, including fake events in which a person sells tickets to an event but does not intend to hold an event or fulfill the ticket, email spam being sent through our platform, a third party taking over the account of a creator to receive payments owed to such creator or orders placed with fraudulent or stolen credit card data and other erroneous transmissions. Although we have measures in place to detect and reduce the occurrence of fraudulent activity on our platform, those measures may not always be effective. These measures must be continually improved and may not be effective against evolving methods of fraud or in connection with new platform offerings. If we cannot adequately control the risk of fraudulent activity on our platform, it could harm our business, results of operations and financial condition.

We also may experience chargebacks and losses as a result of advance payment of ticket fees to creators. Under our standard terms for creators using Eventbrite Payment Processing, Eventbrite passes the creator’s share of ticket sales to the creator within five business days after the successful completion of the creator’s event. However, we face growing pressure from creators to advance some or most of their event funds prior to completion of their events because creators need these funds to pay for event related costs such as the venue, marketing, talent and vendors. For qualified creators who apply for such advance payments, we pass proceeds from ticket sales to the creators prior to the event as we receive the ticket proceeds, subject to certain limitations. We refer to these payments as advance payouts. In 2017, approximately 13% of creators received advance payouts. When we advance funds, we assume some risk that the event may be cancelled, fraudulent, materially not as described or removed from our platform due to its failure to comply with our terms of service or merchant agreement or the event has significant chargebacks, refund requests and/or disputes. The terms of our standard merchant agreement obligates creators to repay us for ticket sales advanced under such circumstances. However, we may not be able to recover our losses from these events and such unrecoverable amounts could equal up to the value of the transaction or transactions passed to the creator prior to the event that is disputed. This amount could be many multiples of the fees we collect from such transaction. In the case of failure of an entire event or series of events, the volume of transactions charged back or disputed could have an adverse impact on our financial position. We have established processes and risk mitigation measures around these advance payouts. However, these advance payments pose a challenging financial risk, and our standard fraud and risk controls may be ineffective in addressing this risk. Furthermore, we must also strike a balance between these protective measures and the needs of creators for access to ticket sales through a convenient and easy process, which many of our competitors provide. If these measures do not succeed, or if we fail to strike the right balance between protective measures and creator needs, our business and results of operations may be harmed.

The total write-off from all lost advance payouts and other chargebacks was $3.6 million as of December 31, 2017. Our failure to manage the risk of advance payouts to creators and to mitigate chargebacks and disputes due to fraud of a creator or otherwise or to recover the resulting losses from creators could have an adverse effect on our business, results of operations and financial condition.

We rely on the experience and expertise of our founders, senior management team, key technical employees and other highly skilled personnel and the failure to retain, motivate or integrate any of these individual could have an adverse effect on our business, results of operations and financial condition.

Our success depends upon the continued service of our founders and senior management team and key technical employees, as well as our ability to continue to attract and retain additional highly qualified personnel. Our future success depends on our continuing ability to identify, hire, develop, motivate, retain and integrate highly skilled personnel for all areas of our organization. Each of our founders, executive officers, key technical personnel and other employees could terminate his or her relationship with us at any time. The loss of any of our founders or any other member of our senior management team or key personnel might significantly delay or prevent the achievement of our business objectives and could harm our business and our relationships. Competition in our industry for qualified employees is intense. In addition, our compensation arrangements, such as our equity award programs, may not always be successful in attracting new employees and retaining and motivating our existing employees. Furthermore, several members of our management team were hired recently. If we are not able to integrate these new team members or if they do not perform adequately, our business may be harmed.

We face significant competition for personnel, particularly in the San Francisco Bay Area where our headquarters is located. To attract top talent, we have had to offer, and believe we will need to continue to offer, competitive compensation and benefits packages. We may also need to increase our employee compensation levels in response to competition. We may not be able to hire new employees quickly enough to meet our needs. If we fail to effectively manage our hiring needs or successfully integrate new hires, including our recently hired management team members, our efficiency, ability to meet forecasts and our employee morale, productivity and retention could suffer, which may harm our business.

Our corporate culture has contributed to our success, and if we cannot maintain this culture as we grow, we could lose the innovation, creativity and teamwork fostered by our culture, which could harm our business.

We believe that our corporate culture has been an important contributor to our success, which we believe fosters innovation, teamwork and passion for creators. Most of our employees have been with us for fewer than two years as a result of our rapid growth. As we continue to grow, we must effectively integrate, develop and motivate a growing number of new employees. As a result, we may find it difficult to maintain our corporate culture, which could limit our ability to innovate and operate effectively. Any failure to preserve our culture could also negatively affect our ability to retain and recruit personnel, maintain our performance or execute on our business strategy.

If we fail to manage our growth effectively, our business, financial condition and results of operations could be harmed.

We have experienced, and may continue to experience, rapid growth and organizational change, such as additional controls and procedures and new functional groups within our company, through organic growth or as the result of integrating acquired companies. For example, the number of Eventbrite employees has increased from 552 on December 31, 2016 to 855 on December 31, 2017 and we expect to add more employees in the near future. This growth and these changes have placed, and may continue to place, significant demands on our management, operational and financial resources. Our organizational structure is becoming more complex as we build the proper level of operational, financial and management controls and develop our reporting systems and procedures. We will require significant expenditures and the allocation of valuable management resources to grow and change in these areas and integrate acquired companies. If we fail to manage our anticipated growth and changes and integrate acquired companies in a manner that preserves rapid innovation, attention to creator satisfaction and overall culture, the quality of our platform and our reputation may suffer, which could negatively affect our ability to retain and attract creators and impact our business, results of operations and financial condition.

Our rapid growth makes it difficult to evaluate our future prospects and may increase the risk that we will not continue to grow at or near historical rates.

We have grown rapidly over the last several years, and as a result, our ability to forecast our future results of operations is subject to a number of uncertainties, including our ability to effectively plan for and model future growth. We have encountered in the past, and will encounter in the future, risks and uncertainties frequently experienced by growing companies in rapidly changing industries. If our assumptions regarding these risks and uncertainties, which we use to plan and operate our business, are incorrect or change, or if we do not address these risks successfully, our results of operations could differ materially from our expectations, our growth rates may slow and our business would suffer.

Our pricing package options were recently launched and may affect our ability to attract or retain creators.

In the past, we have adjusted our prices either for individual creators in connection with long-term agreements or for new markets. In 2017, we launched new pricing package options for creators based on the features required, service level desired and budget. While we determined these prices and packages based on prior experience and feedback from creators, our assessments may not be accurate and we could be underpricing or overpricing our services, which may require us to continue to adjust our pricing packages. Furthermore, creators’ price sensitivity may vary by location, and as we expand into different countries, our pricing packages may not enable us to compete effectively in these countries. In addition, if our platform or services change, then we may need to, or choose to, revise our pricing. Such changes to our pricing model or our ability to efficiently price our packages and solution could harm our business, results of operations and financial condition and impact our ability to predict our future performance.

If we cannot attract and retain attendees, our business will be harmed.

In order to continue to support creators, we need to continue to provide a compelling platform for creators to attract and retain attendees. Several factors may impact an attendee’s experience with our platform, including:

•	our ability to provide an easy solution for attendees to buy tickets or register for an event;

•	outages or delays in our platform and other services, including delays in getting into events;

•	compatibility with other third-party services, such as Facebook, Pandora and Spotify, and our ability to connect with other applications through our API;

•	fraudulent or unsuccessful events that may result in a bad experience for attendees;

•	breaches and other security incidents that could compromise the data of attendees; and

•	quality of our customer service and our ability to respond to complaints and other issues in a timely and effective manner.

If attendees become dissatisfied with their experiences on our platform or at an event, they make request refunds, provide negative reviews of our platform or decide not to attend future events on our platform, all of which would harm our business and reputation.

A significant number of our employees are located in Argentina and any favorable or unfavorable developments in Argentina could have an impact on our results of operations.

A significant number of our employees, including engineering and sales and marketing employees, are located in Argentina, and therefore, a portion of our operating expenses are denominated in Argentine pesos. As of December 31, 2017, we had a total of 86 employees located in Argentina, of which 57 are engineers. If the peso strengthens against the U.S. dollar, it could have a negative impact on our results of operations as it would increase our operating expenses. Our business activities in Argentina also subject us to risks associated with changes in and interpretations of Argentine law, including laws related to employment, the protection and ownership of intellectual property and U.S. ownership of Argentine operations. Furthermore, if we had to scale down or close our Argentine operations, there would be significant time and cost required to relocate those operations elsewhere, which could have an adverse impact on our overall cost structure.

The Argentine government has historically exercised significant influence over the country’s economy. Additionally, the country’s legal and regulatory frameworks have at times suffered radical changes, due to significant political influence and uncertainties. In the past, government policies in Argentina included expropriation, nationalization, forced renegotiation or modification of existing contracts, suspension of the enforcement of creditors’ rights, new taxation policies, including royalty and tax increases and retroactive tax claims, and changes in laws and policies affecting foreign trade and investment. Such policies could destabilize the country and adversely affect our business and operating expenses.

In addition, Argentina has experienced labor unrest over wages and benefits paid to workers. In the past, the Argentine government has passed laws, regulations, and decrees requiring companies in the private sector to maintain minimum wage levels and provide specified benefits to employees and may do so again in the future. Employers have also experienced significant pressure from their employees and labor organizations to increase wages and to provide additional employee benefits. Any disruptions, labor unrest, or increased personnel-related expenses in Argentina could have an adverse effect on our business and operating expenses.

Our metrics and estimates are subject to inherent challenges in measurement, and real or perceived inaccuracies in those metrics may seriously harm and negatively affect our reputation and our business.

We regularly review metrics to evaluate growth trends, measure our performance, and make strategic decisions. These metrics are calculated using internal company data and have not been validated by an independent third party. Errors or inaccuracies in our metrics or data could result in incorrect business decisions and inefficiencies. Furthermore, if we discover material inaccuracies in our metrics, we may not be able to accurately assess the health of our business and our reputation and our business may be harmed.

The estimates of market opportunity and forecasts of market growth included in this prospectus may prove to be inaccurate, and even if the market in which we compete achieves the forecasted growth, our business could fail to grow at similar rates, if at all.

Market opportunity estimates and growth forecasts included in this prospectus, including those we have generated ourselves or commissioned others to estimate on our behalf, are subject to significant uncertainty and are based on assumptions and estimates that may not prove to be accurate. Even if the market in which we compete meets the size estimates and growth forecasted in this prospectus, our business could fail to grow for a variety of reasons, which would adversely affect our results of operations. For more information regarding the estimates of market opportunity and the forecasts of market growth included in this prospectus, see the section titled “Market and Industry Data.”

Creator and attendee growth and retention depend upon effective interoperation with operating systems, networks, devices, web browsers and standards that we do not control.

We make our platform available across a variety of operating systems and web browsers. We are dependent on the interoperability of our platform with popular devices, mobile operating systems and web browsers that we do not control, such as Android, iOS, Chrome and Firefox. Any changes, bugs or technical issues in such systems, devices or web browsers that degrade the functionality of our platform, make it difficult for creators or attendees to access or use our platform, impose fees related to our platform or give preferential treatment to competitive products or services could adversely affect usage of our platform. In the event that it is difficult for creators or attendees to access and use our platform, our business and results of operations could be harmed.

Our failure to successfully address the evolving market for transactions on mobile devices and to build mobile products could harm our business.

A significant and growing portion of creators and attendees access our platform through mobile devices. The number of people who access the Internet and purchase goods and services through mobile devices, including smartphones and handheld tablets or computers, has increased significantly in the past few years and is expected to continue to increase. If we are not able to provide creators and attendees with the experience and solutions they want on mobile devices, our business may be harmed.

While we have created mobile applications and versions of much of our web content, if these mobile applications and versions are not well received by creators and attendees, our business may suffer. In addition, we face different fraud risks and regulatory risks from transactions sent from mobile devices than we do from personal computers. If we are unable to effectively anticipate and manage these risks, our business and results of operations may be harmed.

Our software is highly complex and may contain undetected errors.

The software underlying our platform is highly complex and may contain undetected errors or vulnerabilities, some of which may only be discovered after the code has been used in a production environment to deliver products and services. Any real or perceived errors, failures, bugs or other vulnerabilities discovered in our code could result in negative publicity and damage to our reputation, loss of creators and attendees, loss of or delay in market acceptance of our platform, loss of competitive position, loss of revenue or liability for damages, overpayments and/or underpayments, any of which could harm the confidence of creators and attendees on our platform, our business, results of operations and financial condition. In such an event, we may be required or may choose to expend additional resources in order to help correct the problem. Since creators use our platform for processes that are critical to their businesses, errors, failures or bugs in our code could result in creators seeking significant compensation from us for any losses they suffer and/or ceasing conducting business with us altogether. There can be no assurance that provisions typically included in our agreements with creators that attempt to limit our exposure to claims would be enforceable or adequate or would otherwise protect us from liabilities or damages with respect to any particular claim. Even if unsuccessful, a claim brought against us by any creators would likely be time-consuming and costly to defend and could seriously damage our reputation and brand.

We rely on software and services licensed from other parties. Defects in or the loss of software or services from third parties could increase our costs and adversely affect the quality of our service.

Components of our platform include various types of software and services licensed from unaffiliated third parties. Our business would be disrupted if any of the software or services we license from others or functional equivalents thereof were either no longer available to us or no longer offered on commercially reasonable terms. In either case, we would be required to either redesign our platform to function with software or services available from other parties or develop these components ourselves, which would result in increased costs and could result in delays in the release of new solutions and services on our platform. Furthermore, we might be forced to limit the features available in our platform due to changes by our third-party software and service providers. In addition, if we fail to maintain or renegotiate any of these software or service licenses, we could face significant delays and diversion of resources in attempting to license and integrate functional equivalents.

If we fail to adequately protect our intellectual property rights, our competitive position could be impaired and we may lose valuable assets, generate reduced revenue and incur costly litigation to protect our rights.

Our success is dependent, in part, upon protecting our intellectual property rights. We rely on a combination of patents, copyrights, trademarks, service marks, trade secret laws and contractual restrictions to establish and protect our intellectual property rights in our platform. However, the steps we take to protect our intellectual property may be inadequate. We will not be able to protect our intellectual property if we are unable to enforce our rights or if we do not detect unauthorized use of our intellectual property. While we take precautions, it may still be possible for unauthorized third parties to copy our technology and use our proprietary information to create solutions and services that compete with ours. Some license provisions protecting against unauthorized use, copying, transfer and disclosure of our technology may be unenforceable under the laws of certain jurisdictions and foreign countries. Further, the laws of some countries do not protect proprietary rights to the same extent as the laws of the United States. To the extent we expand our international activities, our exposure to unauthorized copying and use of our technology and proprietary information may increase.

We enter into confidentiality and invention assignment agreements with our employees and consultants and enter into confidentiality agreements with the parties with whom we have strategic relationships and business alliances. No assurance can be given that these agreements will be effective in controlling access to, and use and distribution of, our platform and proprietary information. Further, these agreements do not prevent our competitors from independently developing technologies that are substantially equivalent or superior to our platform or solutions.

In order to protect our intellectual property rights, we may be required to spend significant resources to monitor and protect these rights. Litigation may be necessary in the future to enforce our intellectual property rights and to protect our trade secrets. Litigation to protect and enforce our intellectual property rights could be costly, time consuming and distracting to management and could result in the impairment or loss of portions of our intellectual property. Our efforts to enforce our intellectual property rights may be met with defenses, counterclaims and countersuits attacking the validity and enforceability of our intellectual property rights. Our inability to protect our proprietary technology against unauthorized copying or use, as well as any costly litigation or diversion of our management’s attention and resources, could delay further sales or the implementation of our platform or solutions, impair the functionality of our platform or solutions, delay introductions of enhancements to our platform, result in our substituting inferior or more costly technologies into our platform or solutions, or injure our reputation. In addition, we may be required to license additional technology from third parties to develop and market new features in our platform or solutions, and we cannot assure you that we could license that technology on commercially reasonable terms or at all. Our inability to license such technology on commercially reasonable terms could adversely affect our ability to compete.

We use open source software in our platform, which could subject us to litigation or other actions.

We use open source software in our platform and may use more open source software in the future. The terms of many open source licenses to which we are subject have not been interpreted by U.S. or foreign courts, and there is a risk that open source software licenses could be construed in a manner that imposes unanticipated conditions or restrictions on our ability to provide or distribute our platform. From time to time, there have been claims challenging the ownership of open source software against companies that incorporate open source software into their solutions. As a result, we could be subject to lawsuits by parties claiming ownership of what we believe to be open source software. Litigation could be costly for us to defend, have an adverse effect on our business, results of operations or financial condition or require us to devote additional research and development resources to change our platform. In addition, if we were to combine our proprietary software with open source software in a certain manner, we could, under certain of the open source licenses, be required to release the source code of our proprietary software. If we inappropriately use open source software, we may be required to re-engineer our platform, discontinue the sale of our platform or take other remedial actions. In addition to risks related to license requirements, use of certain open source software can lead to greater risks than use of third-party commercial software, as open source licensors generally do not provide warranties or controls on the origin of software.

Our business is subject to various import and export regulations. Our failure to comply with those laws and regulations could harm our business.

Economic and trade sanctions programs that are administered by the U.S. Treasury Department’s Office of Foreign Assets Control (OFAC) prohibit or restrict transactions to or from, and dealings with specified countries, their governments, and in certain circumstances, with individuals and entities that are specially designated nationals of those countries, and other sanctioned persons, including narcotics traffickers and terrorists or terrorist organizations. As federal, state and foreign legislative regulatory scrutiny and enforcement actions in these areas increase, we expect our costs to comply with these requirements will increase, perhaps substantially. Failure to comply with any of these requirements could result in the limitation, suspension or termination of our platform, imposition of significant civil and criminal penalties, including fines, and/or the seizure and/or forfeiture of our assets. While we have policies and procedures for compliance with these economic sanctions regulations, given the technical limitations in developing measures that will prevent access to Internet-based services from particular geographies or by particular individuals, and additional factors, such as the ability of users to place on our platform false or deliberately misleading information, we believe that we may have provided services in connection with events that were located in a country subject to an embargo by the United States that may not have been in compliance with the economic sanctions regulations administered by OFAC. We have previously identified and expect we will continue to identify customer accounts for our platform and services that may originate from or are intended to benefit, persons in countries that are subject to U.S. embargoes including events in or relating to Cuba, Iran, North Korea, Syria and the Crimea region of Ukraine.

On June 11, 2018, we submitted to OFAC an initial voluntary self-disclosure notifying OFAC of our discovery and committing to conduct an internal investigation to understand the scope and causes of these apparent instances of non-compliance. As we investigate, we will continue to work to remediate any gaps in our compliance policies and procedures, potentially in ways that may be time-consuming or result in the delay or loss of sales opportunities or impose other costs. Additionally, we cannot guarantee these measures will be fully effective in deterring unlawful activity on our platform. After our investigation, we will file a final report with OFAC. Following the submission by us of this final report, OFAC may conduct its own investigation of these events to determine whether to assess fines and penalties. We cannot predict when OFAC will complete its review and determine whether any violations occurred or levy penalties, including potential penalties against us for facilitating unlawful activity. Each instance in which we provide services through our platform may constitute a separate violation of these laws.

Further, our products incorporate encryption technology. These encryption products may be exported from the United States only with the required export authorizations, including by a license, a license exception or other appropriate government authorizations. Such products may also be subject to certain regulatory reporting requirements. Various countries also regulate the import of certain encryption technology, including through import permitting and licensing requirements, and have enacted laws that could limit our customers’ ability to import our services into those countries. Governmental regulation of encryption technology and of exports and imports of encryption products, or our failure to obtain required approval for our products and services, when applicable, could harm our international sales and adversely affect our revenue. Compliance with applicable regulatory requirements regarding the provision of our products and services, including with respect to new products and services, may delay the introduction of our products and services in various markets or, in some cases, prevent the provision of our products and services to some countries altogether.

Our business is subject to a wide range of laws and regulations. Our failure to comply with those laws and regulations could harm our business.

We are subject to a number of U.S. federal and state and foreign laws and regulations that involve matters central to our business. For example, our platform is subject to an increasingly strict set of legal and regulatory requirements intended to help detect and prevent money laundering, terrorist financing, fraud and other illicit activity. The interpretation of those requirements by judges, regulatory bodies and enforcement agencies is changing, often quickly and with little notice. Changes in laws and regulations could impose more stringent requirements on us to detect and prevent illegal and improper activity by creators, which can increase our operating costs and reduce our margins. For example, to date, platforms like ours are immune from liability resulting from the improper or illegal actions facilitated by the platform, but initiated by its users, under Section 230 of the Communications Decency Act (CDA). If the CDA is amended in a manner that reduces protections for our platform, we will need to increase our content moderation operations, which may harm our results of operations.

In addition, the ticketing business is subject to many laws and regulations, both foreign and domestic. These laws and regulations vary from jurisdiction to jurisdiction and may sometimes conflict. Outside of ticketing regulations, creators are often subject to regulations of their own, such as permitting and crowd control requirements. Regulatory agencies or courts may claim or hold that we are responsible for ensuring that creators comply with these laws and regulations, which could greatly increase our compliance costs, expose us to litigation, subject us to fines and penalties and otherwise harm our business.

Failure to comply with economic sanctions and anti-bribery, anti-corruption and similar laws associated with our activities outside of the United States could subject us to penalties and other adverse consequences.

We are subject to the United States Foreign Corrupt Practices Act of 1977, as amended (FCPA), the U.S. domestic bribery statute contained in 18 U.S.C. § 201, the U.S. Travel Act, the United Kingdom Bribery Act 2010 (Bribery Act), and other anti-corruption and anti-bribery laws in various jurisdictions, both domestic and abroad, where we conduct activities or have users. Our sales team sells use of our platform abroad, and we face significant risks if we fail to comply with the FCPA and other anti-corruption laws that prohibit companies and their agents and third-party business parties and intermediaries from authorizing, offering, or providing, directly or indirectly, improper payments or benefits to foreign government officials, political parties and private-sector recipients for the purpose of obtaining or retaining business, directing business to any person, or securing any advantage. In many foreign countries, particularly in countries with developing economies, it may be a local custom that businesses engage in practices that are prohibited by the FCPA or other applicable laws and regulations. We may have direct or indirect interactions with officials and employees of government agencies or state-owned or affiliated entities and we may be held liable for the corrupt or other illegal activities of these third-party intermediaries, our employees, representatives, contractors, partners, service providers and agents, even if we do not authorize such activities. While we have policies and procedures to address compliance with such laws, we cannot ensure that all of our employees, users and agents, as well as those contractors to which we outsource certain of our business operations, will not take actions in violation of our policies or agreements and applicable law, for which we may be ultimately held responsible.

Further, as noted above, we believe it may have been used for events located in countries subject to an embargo by the United States in potential violation of the economic sanctions regulations and has filed an initial voluntary self-disclosure with OFAC. We are conducting an internal review and will then submit a final voluntary self-disclosure to OFAC. Any violation of the FCPA or other applicable anti-bribery, anti-corruption laws, and economic sanctions laws could result in various actions, including whistleblower complaints, adverse media coverage, investigations and actions by federal or state attorneys general or foreign regulators, loss of export privileges, severe criminal or civil fines and penalties or other sanctions, forfeiture of significant assets, or suspension or debarment from U.S. government contracts, all of which may have an adverse effect on our reputation, business, results of operations and prospects. Responding to any enforcement action may result in a significant diversion of management’s attention and resources and significant defense costs and other professional fees. Civil penalties for violations of the economic sanctions regulations may include monetary penalties of up to approximately $295,000 or twice the value of the transaction, whichever is greater, per violation as well as criminal penalties for knowing and willful violations. A filing of a voluntary self-disclosure mitigates any potential civil penalties. At this time, we cannot determine if OFAC would impose any penalties against us or individuals for the potential violations and if any such penalties would be material to us.

Failure to comply with applicable anti-money laundering laws and regulations could harm our business and result of operations.

Due to the risk of our platform being used for illegal or illicit activity, any perceived or actual breach of compliance by us with respect to anti-money laundering (AML) laws, rules, and regulations, including the Bank Secrecy Act, USA Patriot Act and Title 18 U.S.C. Sections 1956-57 and 1960, could have a significant impact on our reputation and could cause us to lose existing creators and attendees, prevent us from obtaining new creators, require us to expend significant funds to remedy civil and criminal problems caused by violations and to avert further violations and expose us to legal risk and potential liability that could have a material effect on our business. Several of these laws require certain companies to adopt an AML compliance program, including those companies that are characterized as a money services business or money transmitter. Moreover, many states have their own AML legal regulatory regimes and interpretations and applications of those legal principles are complex and varied. If the federal government or any state government took the position that we were a money services business or money transmitter, they could require us to register as such and obtain a money transmitter license.

While we maintain that we are not a money services business or money transmitter, we have voluntarily elected to adopt an AML compliance program to mitigate the risk of our platform being used for illegal or illicit activity and to help detect and prevent fraud. Our AML compliance program is designed to foster trust in our platform and services connecting event creators and event attendees and also may mitigate our legal exposure should any federal or state regulator challenge our determination that we are not a money services business or money transmitter. Should a federal or state regulator make a determination that we have operated as an unlicensed money services business or money transmitter, we could be subject to civil and criminal fines, penalties, costs, legal fees, reputational damage or other negative consequences, all of which may have an adverse effect on our business, finances, and operations.

Failure to comply with laws and regulations related to payments could harm our business and results of operations.

The laws and regulations related to payments are complex and vary across different jurisdictions in the United States and globally. Furthermore, changes in laws, rules and regulations have occurred and may occur in the future, which may impact our business practices. As a result, we are required to spend significant time and effort to comply with those laws and regulations and to ensure that creators and attendees are complying with those laws and regulations. Any failure or claim of our failure to comply or any failure by our third-party service providers and partners to comply with such laws and regulations or other requirements, including the Payment Card Industry Data Security Standard (PCI-DSS), could divert substantial resources, result in liabilities or force us to stop offering Eventbrite Payment Processing, which will harm our business and results of operations.

For example, if we are deemed to be a money transmitter as defined by applicable regulation, we could be subject to certain laws, rules and regulations enforced by multiple authorities and governing bodies in the United States and numerous state and local agencies who may define money transmitter differently. For example, certain states may have a more expansive view of money transmitter. Additionally, outside of the United States, we could be subject to additional laws, rules and regulations related to the provision of payments and financial services, and as we expand into new jurisdictions, the foreign regulations and regulators governing our business that we are subject to will expand as well. If we are found to be a money transmitter under any applicable regulation and we are not in compliance with such regulations, we may be subject to fines or other penalties in one or more jurisdictions levied by federal or state or local regulators, including state Attorneys General, as well as those levied by foreign regulators. In addition to fines, penalties for failing to comply with applicable rules and regulations could include criminal and civil proceedings, forfeiture of significant assets, or other enforcement actions. We could also be required to make changes to our business practices or compliance programs as a result of regulatory scrutiny.

Additionally, if we experience substantial losses related to payment card transactions or in the event of noncompliance with the PCI-DSS, we may choose to, or be required to, cease accepting certain payment cards for payment. If we were unable to accept payment cards through Eventbrite Payment Processing, creators would be required to use third-party payment options, which would reduce the simplicity and ease-of-use of our platform.

Our reported results of operations may be adversely affected by changes in accounting principles generally accepted in the United States.

Generally accepted accounting principles in the United States are subject to interpretation by the Financial Accounting Standards Board (FASB), the SEC, and various bodies formed to promulgate and interpret appropriate accounting principles. A change in these principles or interpretations could have a significant effect on our reported results of operations, and may even affect the reporting of transactions completed before the announcement or effectiveness of a change. For example, in May 2014, the FASB issued Accounting Standards Update (ASU), No. 2014-09, Revenue from Contracts with Customers (Topic 606), which superseded nearly all existing revenue recognition guidance.

We face potential liability, expenses for legal claims and harm to our business based on the nature of the events business.

We face potential liability and expenses for legal claims relating to the events business, including potential claims related to event injuries allegedly caused by us, creators, service providers, partners or unrelated third parties. For example, third parties could assert legal claims against us in connection with personal injuries related to occurrences at an event, including deaths. Even if our personnel are not involved in these occurrences, we may face legal claims and still incur substantial expenses to resolve such claims. Further, Eventbrite may provide guidance or onsite personnel for event safety. In such instances, if an injury occurs at an event, we may face legal claims or additional liability for providing such services.

Unfavorable outcomes in legal proceedings may harm our business and results of operations.

Our results of operations may be affected by the outcome of pending and future litigation, claims, investigations, legal and administrative cases and proceedings, whether civil or criminal, or lawsuits by governmental agencies or private parties. If the results of these legal proceedings are unfavorable to us or if we are unable to successfully defend against third-party lawsuits, we may be required to pay monetary damages or may be subject to fines, penalties, injunctions or other censure that could have an adverse effect on our business, results of operations and financial condition. Even if we adequately address the issues raised by an investigation or proceeding or successfully defend a third-party lawsuit or counterclaim, we may have to devote significant financial and management resources to address these issues, which could harm our business, results of operations and financial condition.

Our results of operations may be adversely affected if we are subject to a protracted infringement claim or a claim that results in a significant damage award.

There is considerable patent and other intellectual property development activity in our industry. Our success depends on our not infringing upon the intellectual property rights of others. Our competitors, as well as a number of other entities, including non-practicing entities and individuals, may own or claim to own intellectual property rights relating to our industry and may challenge the validity or scope of our intellectual property rights. From time to time, third parties, including our competitors and non-practicing entities, have claimed and may in the future claim that our products or technologies may infringe their intellectual property rights and may assert patent, copyright, trade secret and other claims based on intellectual property rights against us and our customers, suppliers and channel partners. For example, in February 2013, a non-practicing entity named Eventbrite as a defendant in a multi-defendant patent infringement claim. A claim may also be made relating to technology or intellectual property rights that we acquire or license from third parties. If we were subject to a claim of infringement, regardless of the merit of the claim or our defenses, the claim could:

•	require costly litigation to resolve and the payment of substantial damages;

•	require significant management time;

•	cause us to enter into unfavorable royalty or license agreements;

•	require us to discontinue the sale of products and solutions through our platform;

•	require us to indemnify creators or third-party service providers or partners; and/or

•	require us to expend additional development resources to redesign our platform.

If currency exchange rates fluctuate substantially in the future, our results of operations, which are reported in U.S. dollars, could be adversely affected.

Our international operations expose us to the effects of fluctuations in currency exchange rates. We incur expenses for employee compensation and other operating expenses at our international locations in the local currency, and accept payment in currencies other than the U.S. dollar. Since we conduct business in currencies other than U.S. dollars but report our results of operations in U.S. dollars, we face exposure to fluctuations in currency exchange rates, which could have a negative impact on our results of operations.

Our international operations subject us to potential adverse tax consequences and additional taxes.

We generally conduct our international operations through wholly-owned subsidiaries and report our taxable income in various jurisdictions worldwide based upon our business operations in those jurisdictions. Because of these international operations, we may be subject to adverse tax changes or interpretation, increased taxes due to increased international expansion, and tax charges due to complex intercompany agreements.

We may be subject to income taxation in several jurisdictions around the world with increasingly complex tax laws, the application of which can be uncertain. The amount of taxes we pay in these jurisdictions could increase substantially as a result of changes in the applicable tax principles, including increased tax rates, new tax laws or revised interpretations of existing tax laws and precedents, which could have an adverse effect on our liquidity and results of operations. In addition, the authorities in these jurisdictions could review our tax returns and impose additional tax, interest and penalties, and the authorities could claim that various withholding requirements apply to us or assert that benefits of tax treaties are not available to us, any of which could have a negative impact on us or our results of operations. As we earn an increasing portion of our revenue, and accumulate a greater portion of our cash flow, in foreign jurisdictions, we could face a higher effective tax rate and incremental cash tax payments.

Additionally, our intercompany relationships are subject to complex transfer pricing regulations administered by taxing authorities in various jurisdictions. The relevant taxing authorities may disagree with our determinations as to the income and expenses attributable to specific jurisdictions. If such a disagreement were to occur, and our position was not sustained, we could be required to pay additional taxes, interest and penalties, which could result in one-time tax charges, higher effective tax rates and reduced cash flows and may harm our results of operations and financial condition. We believe that our financial statements reflect adequate reserves to cover such a contingency, but there can be no assurances in that regard.

Our ability to use our net operating losses to offset future taxable income may be subject to certain limitations.

As of December 31, 2017, we had net operating loss carryforwards (NOLs) for federal and California income tax purposes of approximately $135.9 million and $46.0 million, respectively, which may be available to offset tax income in the future. In general, under Section 382 of the Internal Revenue Code of 1986, as amended (Code), a corporation that undergoes an “ownership change” is subject to limitations on its ability to utilize its pre-change NOLs to offset future taxable income. We have undergone ownership changes in the past, which have resulted in minor limitations on our ability to utilize our NOLs, and if we undergo an ownership change in connection with or after this offering, our ability to utilize NOLs could be further limited by Section 382 of the Code. Future changes in our stock ownership, some of which are outside of our control, could result in an ownership change under Section 382 of the Code. The existing NOLs of some of our subsidiaries may be subject to limitations arising from ownership changes prior to, or in connection with, their acquisition by us. Furthermore, our ability to utilize NOLs of companies that we may acquire in the future may be subject to limitations. There is also a risk that due to regulatory changes, such as suspensions on the use of NOLs or other unforeseen reasons, our existing NOLs could expire or otherwise be unavailable to offset future income tax liabilities, including for state tax purposes. For these reasons, we may not be able to utilize some portion of our NOLs, none of which are currently reflected on our balance sheet, even if we attain profitability.

The Tax Cuts and Jobs Act (Tax Act) was enacted on December 22, 2017 and significantly reforms the Code. The Tax Act, among other things, includes changes to U.S. federal tax rates and the rules governing net operating loss carryforwards. For NOLs arising in tax years beginning after December 31, 2017, the Tax Act limits a taxpayer’s ability to utilize NOL carryforwards to 80% of taxable income (as calculated before taking the NOL carryforwards into account). In addition, NOLs arising in tax years ending after December 31, 2017 can be carried forward indefinitely, but carryback is generally prohibited. NOLs generated in tax years beginning before January 1, 2018 will not be subject to the taxable income limitation, and NOLs generated in tax years ending before January 1, 2018 will continue to have a two-year carryback and twenty-year carryforward period. As we maintain a full valuation allowance against our U.S. NOLs, these changes will not impact our balance sheet as of December 31, 2017. However, in future years, at the time a deferred tax asset is recognized related to our NOLs, the changes in the carryforward/carryback periods as well as the new limitation on use of NOLs may significantly impact our valuation allowance assessments for NOLs generated after December 31, 2017.

We have incurred indebtedness, which could adversely affect our ability to adjust our business to respond to competitive pressures and to obtain sufficient funds to satisfy our future research and development needs, to protect and enforce our intellectual property and to meet other needs.

We have entered into a $60.0 million credit facility in June 2017 and a $15.0 million credit facility in May 2018, both with Western Technology Investments (WTI). These facilities are collateralized by substantially all of our assets and intellectual property rights. As of March 31, 2018, we had $59.7 million of principal indebtedness outstanding under the first WTI credit facility and we borrowed $15.0 million as a term loan under the second WTI facility in May 2018. These facilities contain customary events of default. $29.7 million of borrowings under the first WTI credit facility will become due in February 2022 and the remaining $30.0 million will become due in September 2022. Any required repayment of our existing indebtedness as a result of an event of default would reduce our cash on hand such that we would not have those funds available for use in our business, which could have a material adverse effect on our business, operating results and financial condition.

In addition, our ability to make additional borrowings under our WTI credit facility is subject to certain covenants. Our inability to abide by these covenants or do any of the foregoing could reduce our ability to compete successfully and harm our business, results of operations and financial condition.

Our failure to raise additional capital or generate cash flows necessary to expand our operations and invest in new technologies in the future could reduce our ability to compete successfully and adversely affect our results of operations.

We may need to raise additional funds, and we may not be able to obtain additional debt or equity financing on favorable terms, if at all. If we raise additional equity financing, our security holders may experience significant dilution of their ownership interests, and any new equity securities we issue could have rights, preferences and privileges superior to those of holders of our Class A common stock and Class B common stock. If we engage in debt financing, we may be required to accept terms that restrict our ability to incur additional indebtedness, force us to maintain specified liquidity or other ratios or restrict our ability to pay dividends or make acquisitions, or agree to other restrictive covenants. If we need additional capital and cannot raise it on acceptable terms, if at all, we may not be able to, among other things:

•	develop and enhance our platform and solutions;

•	continue to expand our technology development, sales and marketing organizations;

•	hire, train and retain employees;

•	respond to competitive pressures or unanticipated working capital requirements; or

•	pursue acquisition opportunities.

Our inability to do any of the foregoing could reduce our ability to compete successfully and could have an adverse effect on our business.

If we fail to maintain an effective system of disclosure controls and internal control over financial reporting, our ability to produce timely and accurate financial statements or comply with applicable regulations could be impaired.

As a public company, we will be subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (Exchange Act), the Sarbanes-Oxley Act and the listing standards of the New York Stock Exchange (NYSE). We expect that the requirements of these rules and regulations will continue to increase our legal, accounting and financial compliance costs, make some activities more difficult, time consuming and costly, and place significant strain on our personnel, systems and resources. The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures, and internal control over financial reporting. We are continuing to develop and refine our disclosure controls and other procedures that are designed to ensure that information required to be disclosed by us in the reports that we will file with the SEC is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms. We are also continuing to improve our internal control over financial reporting. We have expended, and anticipate that we will continue to expend, significant resources in order to maintain and improve the effectiveness of our disclosure controls and procedures and internal control over financial reporting.

Our current controls and any new controls that we develop may become inadequate because of changes in conditions in our business, including increased complexity resulting from our international expansion. Further, weaknesses in our disclosure controls or our internal control over financial reporting may be discovered in the future. Any failure to develop or maintain effective controls, or any difficulties encountered in their implementation or improvement, could harm our results of operations or cause us to fail to meet our reporting obligations and may result in a restatement of our financial statements for prior periods. Any failure to implement and maintain effective internal control over financial reporting could also adversely affect the results of management reports and independent registered public accounting firm audits of our internal control over financial reporting that we will eventually be required to include in our periodic reports that will be filed with the SEC. Ineffective disclosure controls and procedures, and internal control over financial reporting could also cause investors to lose confidence in our reported financial and other information, which would likely have a negative effect on the market price of our Class A common stock. In addition, if we are unable to continue to meet these requirements, we may not be able to remain listed on the NYSE.

Our independent registered public accounting firm is not required to formally attest to the effectiveness of our internal control over financial reporting until after we are no longer an “emerging growth company” as defined in the JOBS Act. At such time, our independent registered public accounting firm may issue a report that is adverse in the event it is not satisfied with the level at which our internal control over financial reporting is documented, designed or operating. Any failure to maintain effective disclosure controls and internal control over financial reporting could have an adverse effect on our business and results of operations and could cause a decline in the price of our Class A common stock.

Risks Related to Ownership of Our Class A Common Stock

We have a limited operating history in an evolving industry which makes it difficult to evaluate our current business future prospects and increases the risk of your investment.

We launched operations in 2006. This limited history in an evolving industry makes it difficult to effectively assess or forecast our future prospects. You should consider our business and prospects in light of the risks and difficulties we encounter or may encounter. These risks and difficulties include our ability to cost-effectively acquire new creators and engage and retain existing creators, maintain the quality of our technology infrastructure that can efficiently and reliably handle ticket sales and event management services globally and the deployment of new features and solutions and successfully compete with other companies that are currently in, or may enter, the ticketing and event solution space. Additional risks include our ability to effectively manage growth, responsibly use the data that creators and attendees share with us, process, store, protect and use personal data in compliance with governmental regulation, contractual obligations and other legal obligations related to privacy and security and avoid interruptions or disruptions in our service or slower than expected load times for our platform. Other risks posed by our limited operating history include the ability to hire, integrate and retain world class talent at all levels of the company, continue to expand our business in markets outside the United States, and defend ourselves against litigation, regulatory, intellectual property, privacy or other claims. If we fail to address the risks and difficulties that we face, including those associated with the challenges listed above, our business and our results of operations will be adversely affected.

The market price of our Class A common stock may be volatile and may decline regardless of our operating performance, and you may not be able to resell your shares at or above the initial public offering price.

Prior to this offering, there has been no public market for shares of our Class A common stock. The initial public offering price of our Class A common stock will be determined through negotiation among the underwriters and us and may vary from the market price of our Class A common stock following this offering. The market prices of the securities of other newly public companies have historically been highly volatile. The market price of our Class A common stock may fluctuate significantly in response to numerous factors, many of which are beyond our control, including:

•	overall performance of the equity markets and/or publicly-listed technology companies;

•	actual or anticipated fluctuations in our net revenue or other operating metrics;

•	changes in the financial projections we provide to the public or our failure to meet these projections;

•	failure of securities analysts to initiate or maintain coverage of us, changes in financial estimates by any securities analysts who follow our company or our failure to meet the estimates or the expectations of investors;

•	the economy as a whole and market conditions in our industry;

•	rumors and market speculation involving us or other companies in our industry;

•	announcements by us or our competitors of significant innovations, acquisitions, strategic partnerships, joint ventures or capital commitments;

•	new laws or regulations or new interpretations of existing laws or regulations applicable to our business;

•	lawsuits threatened or filed against us;

•	recruitment or departure of key personnel;

•	other events or factors, including those resulting from war, incidents of terrorism or responses to these events; and

•	the expiration of contractual lock-up or market standoff agreements.

In addition, extreme price and volume fluctuations in the stock markets have affected and continue to affect many technology companies’ stock prices. Often, their stock prices have fluctuated in ways unrelated or disproportionate to the companies’ operating performance. In the past, stockholders have filed securities class action litigation following periods of market volatility. If we were to become involved in securities litigation, it could subject us to substantial costs, divert resources and the attention of management from our business and harm our business.

Moreover, because of these fluctuations, comparing our results of operations on a period-to-period basis may not be meaningful. You should not rely on our past results as an indication of our future performance. This variability and unpredictability could also result in our failing to meet the expectations of industry or financial analysts or investors for any period. If our net revenue or results of operations fall below the expectations of analysts or investors or below any forecasts we may provide to the market, or if the forecasts we provide to the market are below the expectations of analysts or investors, the price of our Class A common stock could decline substantially. Such a stock price decline could occur even when we have met any previously publicly stated net revenue or earnings forecasts that we may provide.

The dual class structure of our common stock has the effect of concentrating voting control with our directors, executive officers and their affiliates and that may depress the trading price of our Class A common stock.

Our Class B common stock has ten votes per share, and our Class A common stock, which is the stock we are offering in this offering, has one vote per share. Following this offering, our directors, executive officers and their affiliates will hold in the aggregate         % of the voting power of our capital stock. Because of the ten-to-one voting ratio between our Class B and Class A common stock, the holders of our Class B common stock collectively will continue to control a majority of the combined voting power of our common stock and therefore be able to control all matters submitted to our stockholders for approval until         . This concentrated control will limit or preclude your ability to influence corporate matters for the foreseeable future, including the election of directors, amendments of our organizational documents, and any merger, consolidation, sale of all or substantially all of our assets, or other major corporate transaction requiring stockholder approval. In addition, this may prevent or discourage unsolicited acquisition proposals or offers for our capital stock that you may feel are in your best interest as one of our stockholders.

Future transfers by holders of Class B common stock will generally result in those shares converting to Class A common stock, subject to limited exceptions, such as certain transfers effected for estate planning purposes. The conversion of Class B common stock to Class A common stock will have the effect, over time, of increasing the relative voting power of those holders of Class B common stock who retain their shares in the long term.

In addition, in July 2017, Standard & Poor’s announced that they would cease to allow most newly public companies utilizing dual or multi-class capital structures to be included in their indices. Affected indices include the S&P 500, S&P MidCap 400, and S&P SmallCap 600, which together make up the S&P Composite 1500. Under the announced policies, our dual-class capital structure would make us ineligible for inclusion in any of these indices, and as a result, mutual funds, exchange-traded funds, and other investment vehicles that attempt to passively track these indices will not be investing in our stock. These policies are new and it is as of yet unclear what effect, if any, they will have on the valuations of publicly-traded companies excluded from the indices, but it is possible that they may depress these valuations compared to those of other similar companies that are included.

An active trading market for our Class A common stock may never develop or be sustained.

We intend to apply to list our Class A common stock on the NYSE, under the symbol “EB.” However, there has been no prior public trading market for our Class A common stock. We cannot assure you that an active trading market for our Class A common stock will develop on that exchange or elsewhere or, if developed, that any market will be sustained. Accordingly, we cannot assure you of the likelihood that an active trading market for our Class A common stock will develop or be maintained, the liquidity of any trading market, your ability to sell your shares of our Class A common stock when desired, or the prices that you may obtain for your shares.

We are an emerging growth company, and any decision on our part to comply only with certain reduced reporting and disclosure requirements applicable to emerging growth companies could make our Class A common stock less attractive to investors.

We are an emerging growth company, and, for as long as we continue to be an emerging growth company, we may choose to take advantage of exemptions from various reporting requirements applicable to other public companies but not to “emerging growth companies,” including:

•	not being required to have our independent registered public accounting firm audit our internal control over financial reporting under Section 404 of the Sarbanes Oxley Act;

•	reduced disclosure obligations regarding executive compensation in our periodic reports and annual report on Form 10-K; and

•	exemptions from the requirements of holding a non-binding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

We could be an emerging growth company for up to five years following the completion of this offering. Our status as an emerging growth company will end as soon as any of the following takes place:

•	the last day of the fiscal year in which we have more than $1.07 billion in annual revenue;

•	the date we qualify as a “large accelerated filer,” with at least $700 million of equity securities held by non-affiliates;

•	the date on which we have issued, in any three-year period, more than $1.0 billion in non-convertible debt securities; or

•	the last day of the fiscal year ending after the fifth anniversary of the completion of this offering.

We cannot predict if investors will find our Class A common stock less attractive if we choose to rely on the exemptions afforded emerging growth companies. If some investors find our Class A common stock less attractive because we reply on any of these exemptions, there may be a less active trading market for our Class A common stock and the market price of our Class A common stock may be more volatile.

Under the JOBS Act, emerging growth companies can also delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have elected to use this extended transition period for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date we (i) are no longer an emerging growth company or (ii) affirmatively and irrevocably opt out of the extended transition period provided in the JOBS Act. As a result, our financial statements may not be comparable to companies that comply with new or revised accounting pronouncements as of public company effective dates.

If securities or industry analysts do not publish research, or publish inaccurate or unfavorable research, about our business, the price of our Class A common stock and trading volume could decline.

The trading market for our Class A common stock will depend in part on the research and reports that securities or industry analysts publish about us or our business. Securities and industry analysts do not currently, and may never, publish research on our company. If few securities analysts commence coverage of us, or if industry analysts cease coverage of us, the trading price for our Class A common stock would be negatively affected. If one or more of the analysts who cover us downgrade our Class A common stock or publish inaccurate or unfavorable research about our business, our Class A common stock price would likely decline. If one or more of these analysts cease coverage of us or fail to publish reports on us on a regular basis, demand for our Class A common stock could decrease, which might cause our Class A common stock price and trading volume to decline.

Sales of substantial amounts of our Class A common stock in the public markets, such as when our lock-up restrictions are released, or the perception that sales might occur, could cause the market price of our Class A common stock to decline.

Sales of a substantial number of shares of our Class A common stock into the public market, particularly sales by our directors, executive officers and principal stockholders, or the perception that these sales might occur, could cause the market price of our Class A common stock to decline. Based on the total number of outstanding shares of our common stock as of December 31, 2017, upon completion of this offering, we will have outstanding a total of            shares of Class A common stock and            shares of Class B common stock. This assumes no exercise of outstanding options and gives effect to the conversion of all of our outstanding shares of preferred stock into shares of Class B common stock and the issuance of            shares of Class A common stock on the completion of this offering.

Substantially all of our securities outstanding prior to the completion of this offering are currently restricted from resale as a result of lock-up and market standoff agreements. See the section titled “Shares Eligible for Future Sale” for additional information. These securities will become available to be sold 180 days after the date of the final prospectus relating to the offering. Goldman Sachs & Co. LLC and J.P. Morgan Securities LLC may, in their discretion, permit our security holders to sell shares prior to the expiration of the restrictive provisions contained in the lock-up agreements. Sales of a substantial number of such shares upon expiration of the lock-up and market standoff agreements, the perception that such sales may occur or early release of these agreements could cause our market price to fall or make it more difficult for you to sell your Class A common stock at a time and price that you deem appropriate. Shares held by directors, executive officers and other affiliates will also be subject to volume limitations under Rule 144 under the Securities Act of 1933, as amended (Securities Act), and various vesting agreements.

In addition, as of December 31, 2017, we had 18,741,267 options outstanding that, if fully exercised, would result in the issuance of shares of Class B common stock. All of the shares of Class B common stock issuable upon the exercise of stock options and the shares reserved for future issuance under our equity incentive plans will be registered for public resale under the Securities Act. Accordingly, these shares will be able to be freely sold in the public market upon issuance, subject to existing lock-up or market standoff agreements and applicable vesting requirements.

Following this offering, the holders of 41,628,207 shares of our Class B common stock will have rights, subject to some conditions, to require us to file registration statements for the public resale of the Class A common stock issuable upon conversion of such shares or to include such shares in registration statements that we may file for us or other stockholders. Any registration statement we file to register additional shares, whether as a result of registration rights or otherwise, could cause the market price of our Class A common stock to decline or be volatile.

Purchasers in this offering will immediately experience substantial dilution in net tangible book value.

The initial public offering price of our Class A common stock is substantially higher than the pro forma net tangible book value per share of our common stock immediately following this offering based on the total value of our tangible assets less our total liabilities. Therefore, if you purchase shares of our Class A common stock in this offering, you will experience immediate dilution of $             per share, the difference between the price per share you pay for our Class A common stock and the pro forma net tangible book value per share as of December 31, 2017, after giving effect to the issuance of shares of our Class A common stock in this offering. See the section titled “Dilution” below.

Our management will have broad discretion in the use of proceeds from this offering and our use may not produce a positive rate of return.

The principal purposes of this offering are to increase our capitalization and financial flexibility, create a public market for our stock and thereby enable access to the public equity markets by our employees and stockholders, obtain additional capital and strengthen our position in the ticketing and event solution market. We cannot specify with certainty our plans for the use of the net proceeds we receive from this offering. However, we currently intend to use the net proceeds we receive from this offering (i) to repay a portion of our outstanding indebtedness under our term loan facility, which, as of December 31, 2017, had an outstanding balance of $29.7 million and (ii) for working capital and other general corporate purposes. Our management will have broad discretion over the specific use of the net proceeds we receive in this offering and might not be able to obtain a significant return, if any, on investment of these net proceeds. Investors in this offering will need to rely upon the judgment of our management with respect to the use of proceeds. If we do not use the net proceeds that we receive in this offering effectively, our business, results of operations and financial condition could be harmed.

Our issuance of additional capital stock in connection with financings, acquisitions, investments, our stock incentive plans or otherwise will dilute all other stockholders.

We expect to issue additional capital stock in the future that will result in dilution to all other stockholders. We expect to grant equity awards to employees, directors and consultants under our stock incentive plans. We may also raise capital through equity financings in the future. As part of our business strategy, we may acquire or make investments in complementary companies, products or technologies and issue equity securities to pay for any such acquisition or investment. Any such issuances of additional capital stock may cause stockholders to experience significant dilution of their ownership interests and the per share value of our Class A common stock to decline.

The requirements of being a public company may strain our resources, divert management’s attention and affect our ability to attract and retain executive management and qualified board members.

As a public company, we will be subject to the reporting requirements of the Exchange Act, the listing standards of the NYSE and other applicable securities rules and regulations. We expect that the requirements of these rules and regulations will continue to increase our legal, accounting and financial compliance costs, make some activities more difficult, time-consuming and costly, and place significant strain on our personnel, systems and resources. For example, the Exchange Act requires, among other things, that we file annual, quarterly and current reports with respect to our business and results of operations. As a result of the complexity involved in complying with the rules and regulations applicable to public companies, our management’s attention may be diverted from other business concerns, which could harm our business, results of operations and financial condition. Although we have already hired additional employees to assist us in complying with these requirements, we may need to hire more employees in the future or engage outside consultants, which will increase our operating expenses.

In addition, changing laws, regulations and standards relating to corporate governance and public disclosure are creating uncertainty for public companies, increasing legal and financial compliance costs, and making some activities more time-consuming. These laws, regulations and standards are subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We intend to invest substantial resources to comply with evolving laws, regulations and standards, and this investment may result in increased general and administrative expenses and a diversion of management’s time and attention from business operations to compliance activities. If our efforts to comply with new laws, regulations and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to their application and practice, regulatory authorities may initiate legal proceedings against us and our business may be harmed.

We also expect that being a public company and these new rules and regulations will make it more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These factors could also make it more difficult for us to attract and retain qualified members of our board of directors, particularly to serve on our audit committee and compensation committee, and qualified executive officers.

As a result of disclosure of information in this prospectus and in filings required of a public company, our business and financial condition will become more visible, which may result in an increased risk of threatened or actual litigation, including by competitors and other third parties. If such claims are successful, our business and results of operations could be harmed, and even if the claims do not result in litigation or are resolved in our favor, these claims, and the time and resources necessary to resolve them, could divert the resources of our management and harm our business, results of operations and financial condition.

The individuals who now constitute our senior management team have limited experience managing a publicly-traded company and limited experience complying with the increasingly complex laws pertaining to public companies. Our senior management team may not successfully or efficiently manage our transition to being a public company subject to significant regulatory oversight and reporting obligations.

We do not intend to pay dividends on our Class A common stock and, consequently, the ability of Class A common stockholders to achieve a return on investment will depend on appreciation in the price of our Class A common stock.

We have never declared or paid any dividends on our capital stock. We intend to retain any earnings to finance the operation and expansion of our business, and we do not anticipate paying any cash dividends in the foreseeable future. As a result, Class A common stockholders may only receive a return on your investment in our Class A common stock if the market price of our Class A common stock increases.

Provisions in our charter documents and under Delaware law could make an acquisition of our company more difficult, limit attempts by our stockholders to replace or remove our current board of directors and limit the market price of our Class A common stock.

Provisions that will be in our amended and restated certificate of incorporation and amended and restated bylaws may have the effect of delaying or preventing a change of control or changes in our management. Our amended and restated certificate of incorporation and amended and restated bylaws, which will become effective upon the completion of this offering, will include provisions that:

•	provide that our board of directors will be classified into three classes of directors with staggered three-year terms;

•	permit the board of directors to establish the number of directors and fill any vacancies and newly-created directorships;

•	require super-majority voting to amend some provisions in our amended and restated certificate of incorporation and amended and restated bylaws;

•	authorize the issuance of “blank check” preferred stock that our board of directors could use to implement a stockholder rights plan;

•	provide that only the Chairperson of our board of directors, our Chief Executive Officer, or a majority of our board of directors will be authorized to call a special meeting of stockholders;

•	provide for a dual class common stock structure in which holders of our Class B common stock have the ability to control the outcome of matters requiring stockholder approval, even if they own significantly less than a majority of the outstanding shares of our Class A and Class B common stock, including the election of directors and significant corporate transactions, such as a merger or other sale of our company or its assets;

•	prohibit stockholder action by written consent, which requires all stockholder actions to be taken at a meeting of our stockholders;

•	provide that the board of directors is expressly authorized to make, alter or repeal our bylaws; and

•	advance notice requirements for nominations for election to our board of directors or for proposing matters that can be acted upon by stockholders at annual stockholder meetings.

Moreover, Section 203 of the Delaware General Corporation Law may discourage, delay, or prevent a change in control of our company. Section 203 imposes certain restrictions on mergers, business combinations, and other transactions between us and holders of 15% or more of our common stock. See the section titled “Description of Capital Stock” for additional information.

Our amended and restated bylaws will designate a state or federal court located within the State of Delaware as the exclusive forum for certain litigation that may be initiated by our stockholders, which could limit stockholders’ ability to obtain a favorable judicial forum for disputes with us.

Our amended and restated bylaws will provide that the Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have jurisdiction, the federal district court for the District of Delaware) will be the exclusive forum for:

•	any derivative action or proceeding brought on our behalf;

•	any action asserting a breach of fiduciary duty;

•	any action asserting a claim against us arising pursuant to the Delaware General Corporation Law, our amended and restated certificate of incorporation, or our amended and restated bylaws; or

•	any action asserting a claim against us that is governed by the internal affairs doctrine.

Our amended and restated bylaws will also provide that the federal district courts of the United States will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act.

This choice of forum provision may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or any of our directors, officers or other employees, which may discourage lawsuits with respect to such claims. Alternatively, if a court were to find the choice of forum provision which will be contained in our amended and restated bylaws to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could harm our business, results of operations and financial condition.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements within the meaning of the federal securities laws, which are statements that involve substantial risks and uncertainties. Forward-looking statements generally relate to future events or our future financial or operating performance. In some cases, you can identify forward-looking statements because they contain words such as “may,” “will,” “shall,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “target,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of these words or other similar terms or expressions that concern our expectations, strategy, plans or intentions. Forward-looking statements contained in this prospectus include, but are not limited to, statements about:

•	our future financial performance, including our revenue, costs of revenue and operating expenses;

•	our ability to achieve and grow profitability;

•	the sufficiency of our cash, cash equivalents and investments to meet our liquidity needs;

•	our ability to maintain the security and availability of our platform;

•	our predictions about industry and market trends;

•	our ability to attract and retain creators;

•	our ability to successfully expand internationally;

•	our ability to effectively manage our growth and future expenses;

•	our estimated total addressable market;

•	our ability to maintain, protect and enhance our intellectual property;

•	our ability to comply with modified or new laws and regulations applying to our business;

•	the attraction and retention of qualified employees and key personnel;

•	our ability to successfully defend litigation brought against us;

•	the increased expenses associated with being a public company; and

•	our use of the net proceeds from this offering.

We caution you that the foregoing list may not contain all of the forward-looking statements made in this prospectus.

You should not rely upon forward-looking statements as predictions of future events. We have based the forward-looking statements contained in this prospectus primarily on our current expectations and projections about future events and trends that we believe may affect our business, financial condition, results of operations and prospects. The outcome of the events described in these forward-looking statements is subject to risks, uncertainties and other factors described in the section titled “Risk Factors” and elsewhere in this prospectus. Moreover, we operate in a very competitive and rapidly changing environment. New risks and uncertainties emerge from time to time, and it is not possible for us to predict all risks and uncertainties that could have an impact on the forward-looking statements contained in this prospectus. The results, events and circumstances reflected in the forward-looking statements may not be achieved or occur, and actual results, events or circumstances could differ materially from those described in the forward-looking statements.

The forward-looking statements made in this prospectus relate only to events as of the date on which the statements are made. We undertake no obligation to update any forward-looking statements made in this prospectus to reflect events or circumstances after the date of this prospectus or to reflect new information or the occurrence of unanticipated events, except as required by law. We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements and you should not place undue reliance on our forward-looking statements. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures or investments we may make.

In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this prospectus, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and you are cautioned not to unduly rely upon these statements.

MARKET AND INDUSTRY DATA

This prospectus contains statistical data, estimates and forecasts that are based on various sources, including independent industry publications or other publicly available information, as well as other information based on our internal sources. This information involves a number of assumptions and limitations, and you are cautioned not to give undue weight to these estimates. The industry in which we operate is subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the section titled “Risk Factors,” that could cause results to differ materially from those expressed in these publications and reports. The content of the below sources, except to the extent specifically set forth in this prospectus, does not constitute a portion of this prospectus and is not incorporated herein.

Certain information in the text of this prospectus is contained in independent industry publications and publicly-available reports. The source of these independent industry publications is provided below:

•	U.S. Bureau of Economic Analysis database accessed on April 27, 2018.

•	Crowd DNA poll results, taken April 11-16, 2017.

•	eMarketer, “B2B Event Marketing 2017: How the Event Stack Bridges Offline and Online,” dated July 2017.

•	U.S. Census database accessed on June 12, 2018.

USE OF PROCEEDS

We estimate that the net proceeds from the sale of shares of our Class A common stock that we are selling in this offering will be approximately $            million, based upon an assumed initial public offering price of $            per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriters’ option to purchase additional shares of our Class A common stock from us is exercised in full, we estimate that our net proceeds would be approximately $            million, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

Each $1.00 increase or decrease in the assumed initial public offering price of $            per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, would increase or decrease, as applicable, the net proceeds that we receive from this offering by approximately $            million, assuming that the number of shares of Class A common stock offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions payable by us. Similarly, each increase or decrease of 1.0 million in the number of shares of our Class A common stock offered by us would increase or decrease the net proceeds that we receive from this offering by approximately $            million, assuming the assumed initial public offering price remains the same and after deducting the estimated underwriting discounts and commissions payable by us.

The principal purposes of this offering are to increase our capitalization, increase our financial flexibility, create a public market for our Class A common stock and enable access to the public equity markets for our stockholders and us. We currently intend to use the net proceeds of this offering (i) to repay a portion of our outstanding indebtedness under our term loan facility, which is described in the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Term Loan,” which, as of December 31, 2017, had an outstanding principal balance of $29.7 million and (ii) for working capital and other general corporate purposes. We may also use a portion of the net proceeds to acquire or invest in complementary businesses, products, services, technologies or other assets. We have not entered into any agreements or commitments with respect to any material acquisitions or investments at this time.

We cannot specify with certainty the particular uses of the net proceeds that we will receive from this offering or the amounts we actually spend on the uses set forth above. Pending the use of proceeds from this offering as described above, we plan to invest the net proceeds that we receive in this offering in short-term and intermediate-term interest-bearing obligations, investment-grade investments, certificates of deposit or direct or guaranteed obligations of the U.S. government. Our management will have broad discretion in the application of the net proceeds from this offering and investors will be relying on the judgment of our management regarding the application of the proceeds.

DIVIDEND POLICY

We have never declared or paid any cash dividend on our capital stock. We currently intend to retain any future earnings and do not expect to pay any dividends in the foreseeable future. Any future determination to declare cash dividends will be made at the discretion of our board of directors, subject to applicable laws, and will depend on a number of factors, including our financial condition, results of operations, capital requirements, contractual restrictions, general business conditions and other factors that our board of directors may deem relevant.

CAPITALIZATION

The following table sets forth cash, as well as our capitalization, as of December 31, 2017 as follows:

•	on an actual basis;

•	on a pro forma basis, giving effect to (i) the filing and effectiveness of our amended and restated certificate of incorporation and the adoption of our amended and restated bylaws, each of which will occur immediately prior to the completion of this offering, (ii) the automatic conversion of 41,628,207 shares of our redeemable convertible preferred stock into the same number of shares of our common stock, (iii) the automatic exercise of outstanding warrants to purchase 617,986 shares of our redeemable convertible preferred stock into the same number of shares of our common stock, (iv) the vesting and settlement of 802,900 shares of our common stock issuable pursuant to RSUs subject to performance conditions and (v) the reclassification of our outstanding common stock as Class B common stock, all of which will occur immediately prior to the completion of this offering; and

•	on a pro forma as adjusted basis, giving effect to (i) the pro forma adjustments set forth above, (ii) the sale and issuance by us of shares of our Class A common stock in this offering, based on an assumed initial public offering price of $ per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us and (iii) repay a portion of our outstanding indebtedness under our term loan facility, which is described in the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Term Loan” which, as of December 31, 2017, had an outstanding principal balance of $29.7 million.

The pro forma as adjusted information set forth in the table below is illustrative only and will be adjusted based on the actual initial public offering price and other final terms of this offering. You should read this table together with our financial statements and related notes, and the sections titled “Selected Consolidated Financial Data and Other Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” that are included elsewhere in this prospectus.

	As of December 31, 2017
	Actual	Pro Forma	Pro Forma as Adjusted(1)
	(in thousands, except share and per share data)
Cash	$188,986	$188,986	$

Total debt	$77,751	$77,751	$
Redeemable convertible preferred stock warrant liability	7,271	—
Redeemable convertible preferred stock, $0.00001 par value; 42,452,188 shares authorized, 41,628,207 shares issued and outstanding, actual; no shares authorized, issued and outstanding, pro forma or pro forma as adjusted	334,018	—

Stockholders’ equity (deficit):
Preferred stock, $0.00001 par value; no shares authorized or issued and outstanding, actual; shares authorized, no shares issued and outstanding, pro forma and pro forma as adjusted	—	—		—
Common stock, $0.00001 par value; 92,057,771 shares authorized and 20,748,441 shares issued and outstanding, actual; no shares authorized, issued or outstanding, pro forma and pro forma as adjusted	—	—		—
Class A common stock, $0.00001 par value; no shares authorized or issued and outstanding, actual; shares authorized, no shares issued and outstanding, pro forma; shares authorized, shares issued and outstanding, pro forma as adjusted	—	—
Class B common stock, $0.00001 par value; no shares authorized or issued and outstanding, actual; shares authorized, 63,797,534 shares issued and outstanding, pro forma and pro forma as adjusted	—	1
Treasury stock at cost, 188,480 shares	(488)	(488)
Additional paid-in capital	83,291	430,448
Accumulated deficit	(238,617)	(244,486)

Total stockholders’ equity (deficit)	(155,814)	185,475

Total capitalization	$263,226	$263,226	$

(1)	Each $1.00 increase or decrease in the assumed initial public offering price of $ per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, would increase or decrease, as applicable, the pro forma as adjusted cash; additional paid-in capital total stockholders’ equity and total capitalization by $ million, assuming that the number of shares of our Class A common stock offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions payable by us. An increase or decrease of 1.0 million shares of our Class A common stock offered by us would increase or decrease, as applicable, the cash; additional paid-in capital; and total stockholders’ equity and total capitalization by $ million, assuming an initial public offering price of $ per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions payable by us.

If the underwriters’ option to purchase additional shares of our Class A common stock from us were exercised in full, pro forma as adjusted cash, additional paid-in capital, total stockholders’ equity (deficit), total capitalization and shares of Class A common stock issued and outstanding as of December 31, 2017 would be $             million, $             million, $             million, $             million and     shares, respectively.

The pro forma column in the table above is based on no shares of Class A and 63,797,534 shares of Class B common stock outstanding as of December 31, 2017, and excludes:

•	18,741,267 shares of our Class B common stock issuable upon the exercise of options to purchase shares of our Class B common stock that were outstanding as of December 31, 2017 with a weighted-average exercise price of $5.73 per share;

•	1,902,728 shares of our Class B common stock issuable upon the exercise of options to purchase shares of our Class B common stock that were granted after December 31, 2017 with a weighted-average exercise price of $9.76 per share;

•	230,000 shares of our Class B common stock issuable as RSUs granted after December 31, 2017;

•	315,283 shares of redeemable convertible preferred stock subject to subject to warrants issued after December 31, 2017 with an exercise price of $16.3836 per share;

•	676,060 shares of our Class B common stock issued after December 31, 2017 in connection with a business acquisition; and

•	shares of our Class A common stock reserved for future issuance under our stock-based compensation plans to be adopted in connection with this offering, consisting of:

•	shares of our Class A common stock reserved for future issuance under the 2018 Plan; and

•	shares of our Class A common stock reserved for future issuance under the ESPP.

Our 2018 Plan and ESPP each provides for annual automatic increases in the number of shares reserved thereunder and our 2018 Plan also provides for increases to the number of shares of Class A common stock that may be granted thereunder based on shares underlying any awards under our existing equity incentive plans that expire, are forfeited or are otherwise terminated, as more fully described in the section titled “Executive Compensation—Employee Benefit and Stock Plans.”

DILUTION

If you invest in our Class A common stock in this offering, your ownership interest will be diluted to the extent of the difference between the initial public offering price per share of our Class A common stock and the pro forma as adjusted net tangible book value per share of our Class A common stock immediately after this offering. Net tangible book value dilution per share to new investors represents the difference between the amount per share paid by purchasers of shares of Class A common stock in this offering and the pro forma as adjusted net tangible book value per share of Class A common stock immediately after completion of this offering. Net tangible book value per share is determined by dividing our total tangible assets less our total liabilities by the number of shares of common stock outstanding. Our historical net tangible book value (deficit) as of December 31, 2017 was $             million, or $             per share. Our pro forma net tangible book value (deficit) as of December 31, 2017 was $             million, or $             per share, based on the total number of shares of our common stock outstanding as of December 31, 2017, after giving effect to the filing and effectiveness of our amended and restated certificate of incorporation and the adoption of our amended and restated bylaws, the automatic conversion of 41,628,207 shares of our redeemable convertible preferred stock into the same number of shares of our common stock, the automatic exercise of outstanding warrants to purchase 617,986 shares of our redeemable convertible preferred stock into the same number of shares of our common stock, the vesting and settlement of 802,900 shares of our common stock issuable pursuant to RSUs subject to performance conditions and the reclassification of our outstanding common stock as Class B common stock, all of which will occur immediately prior to the completion of this offering.

After giving effect to the sale by us of      shares of our Class A common stock in this offering at the assumed initial public offering price of $             per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of December 31, 2017 would have been $             million, or $             per share. This represents an immediate increase in pro forma net tangible book value of $             per share to our existing stockholders and immediate dilution of $             per share to investors purchasing shares of our Class A common stock in this offering at the assumed initial public offering price. The following table illustrates this dilution:

Assumed initial public offering price per share		$
Pro forma net tangible book value (deficit) per share as of December 31, 2017	$
Increase in pro forma net tangible book value (deficit) per share attributable to new investors in this offering

Pro forma as adjusted net tangible book value per share immediately after this offering

Dilution per share to new investors in this offering		$

Each $1.00 increase or decrease in the assumed initial public offering price of $             per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, would increase or decrease, as applicable, our pro forma as adjusted net tangible book value per share to new investors by $            , and would increase or decrease, as applicable, dilution per share to new investors in this offering by $            , assuming that the number of shares of our Class A common stock offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions payable by us. In addition, to the extent any outstanding options to purchase Class B common stock are exercised, new investors would experience further dilution. If the underwriters exercise their option to purchase additional shares of our Class A common stock from us in full, the pro forma as adjusted net tangible book value per share of our common stock immediately after this offering would be $             per share, and the dilution in pro forma net tangible book value per share to new investors in this offering would be $             per share.

The following table presents, on a pro forma as adjusted basis as of December 31, 2017, after giving effect to the conversion and reclassification of all outstanding shares of redeemable convertible preferred stock into Class B common stock immediately prior to the completion of this offering, the differences between the existing stockholders and the new investors purchasing shares of our Class A common stock in this offering with respect to the number of shares purchased from us, the total consideration paid or to be paid to us, which includes net proceeds received from the issuance of common stock and redeemable convertible preferred stock, cash received from the exercise of stock options, and the average price per share paid or to be paid to us at an assumed initial public offering price of $             per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, before deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us:

	Shares Purchased			Total Consideration				Average Price per Share
	Number	Percent		Amount		Percent
Existing stockholders			%	$			%	$
New investors

Totals		100%			$	100%

Each $1.00 increase or decrease in the assumed initial public offering price of $             per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, would increase or decrease, as applicable, the total consideration paid by new investors and total consideration paid by all stockholders by approximately $             million, assuming that the number of shares of Class A common stock offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions payable by us. In addition, to the extent any outstanding options to purchase Class B common stock are exercised, new investors will experience further dilution.

Except as otherwise indicated, the above discussion and tables assume no exercise of the underwriters’ option to purchase additional shares of Class A common stock. If the underwriters exercise their option to purchase additional shares of Class A common stock in full from us, our existing stockholders would own     % and our new investors would own     % of the total number of shares of our common stock outstanding upon the completion of this offering.

The number of shares of Class A and Class B common stock that will be outstanding after this offering is based on no shares of our Class A common stock and 63,797,534 shares of our Class B common stock outstanding as of December 31, 2017, and excludes:

•	18,741,267 shares of our Class B common stock issuable upon the exercise of options to purchase shares of our Class B common stock that were outstanding as of December 31, 2017 with a weighted-average exercise price of $5.73 per share;

•	1,902,728 shares of our Class B common stock issuable upon the exercise of options to purchase shares of our Class B common stock that granted after December 31, 2017 with a weighted-average exercise price of $9.76 per share;

•	230,000 shares of our Class B common stock issuable as RSUs granted after December 31, 2017;

•	315,283 shares of redeemable convertible preferred stock subject to subject to warrants issued after December 31, 2017 with an exercise price of $16.3836 per share;

•	676,060 shares of our Class B common stock issued after December 31, 2017 in connection with a business acquisition; and

•	shares of our Class A common stock reserved for future issuance under our stock-based compensation plans to be adopted in connection with this offering, consisting of:

•	shares of our Class A common stock reserved for future issuance under the 2018 Plan; and

•	shares of our Class A common stock reserved for future issuance under the ESPP.

Our 2018 Plan and ESPP each provides for annual automatic increases in the number of shares reserved thereunder and our 2018 Plan also provides for increases to the number of shares of Class A common stock that may be granted thereunder based on shares underlying any awards under our existing equity incentive plans that expire, are forfeited or are otherwise terminated, as more fully described in the section titled “Executive Compensation—Employee Benefit and Stock Plans.”

SELECTED CONSOLIDATED FINANCIAL DATA AND OTHER DATA

The following selected consolidated statements of operations data for the years ended December 31, 2016 and 2017 and the consolidated balance sheet data as of December 31, 2016 and 2017 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. Our historical results are not necessarily indicative of the results that may be expected in the future. You should read the following selected consolidated financial data and other data below in conjunction with the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus.

	Year Ended December 31,
	2016	2017
	(in thousands, except percentages and per share data)
Consolidated Statements of Operations Data
Net revenue	$133,499		$201,597
Cost of net revenue(1)	55,689		81,667

Gross profit	77,810		119,930
Operating expenses(1):
Product development	22,723		30,608
Sales, marketing and support	48,391		55,170
General and administrative	41,749		67,559

Total operating expenses	112,863		153,337

Loss from operations	(35,053)		(33,407)
Interest expense	(3,513)		(6,462)
Change in fair value of redeemable convertible preferred stock warrant liability	—		(2,200)
Other income (expense), net	(1,695)		3,509

Loss before provision for (benefit from) income taxes	(40,261)		(38,560)
Income tax provision (benefit)	131		(13)

Net loss attributable to common stockholders	$(40,392)		$(38,547)

Net loss per share attributable to common stockholders, basic and diluted(2)	$(2.48)		$(1.98)

Weighted-average shares outstanding used to compute net loss per share attributable to common stockholders, basic and diluted(2)	16,291		19,500

Pro forma net loss per share attributable to common stockholders, basic and diluted(2)			$(0.64)

Pro forma weighted-average shares outstanding used to compute pro forma net loss per share attributable to common stockholders, basic and diluted(2)			56,760

Supplemental pro forma net loss per share attributable to common stockholders, basic and diluted(2)		$

Supplemental pro forma weighted-average shares outstanding used to compute supplemental pro forma net loss per share attributable to common stockholders, basic and diluted(2)

	Year Ended December 31,
	2016	2017
	(in thousands, except percentages)
Non-GAAP and Other Data
Paid tickets(3)	44,572	71,142
Retention rate(4)	93%	97%
Adjusted EBITDA(5)	$(17,591)	$4,206
Free cash flow (as of the end date of the period)(6)	$(5,681)	$21,143

(1)	Amounts include stock-based compensation expense as follow:

	Year Ended December 31,
	2016	2017
	(in thousands)
Cost of net revenue	$134	$200
Product development	2,020	2,411
Sales, marketing and support	1,767	2,364
General and administrative	4,610	5,883

Total stock-based compensation	$8,531	$10,858

(2)	Please refer to Note 14 to our consolidated financial statements for an explanation of the method used to compute the historical, pro forma and supplemental pro forma net loss per share attributable to common stockholders and the number of shares used in the computation of the per share amounts.
(3)	We define paid tickets as the number of tickets that generate ticket fees for us.
(4)	To obtain our retention rate, we calculate the gross ticket fees generated by all creators in the year prior to the year of measurement (Prior Year Gross Ticket Fees). We then calculate the gross ticket fees those creators generated in the applicable year of measurement (Measurement Year Gross Ticket Fees). Finally, to calculate our retention rate for a measurement period we divide the Measurement Year Gross Ticket Fees by the Prior Year Gross Ticket Fees. Fees associated with the sale of tickets on our platform are gross ticket fees, which are the total fees generated from paid ticket sales, before adjustments for refunds, credits and amortization of non-recoupable signing fees.
(5)	Adjusted EBITDA is a financial measure that is not calculated in accordance with U.S. GAAP. See the section titled “—Non-GAAP Financial Measures—Adjusted EBITDA” for information regarding Adjusted EBITDA, including the limitations of such measure, and a reconciliation of Adjusted EBITDA to net income (loss).
(6)	Free cash flow is a financial measure that is not calculated in accordance with U.S. GAAP. See the section titled “—Non-GAAP Financial Measures—Free Cash Flow” for information regarding free cash flow, including the limitations of such measure, and a reconciliation of free cash flow to net cash provided by operating activities.

	As of December 31,
	2016	2017
	(in thousands)
Consolidated Balance Sheet Data
Cash	$139,538	$188,986
Working capital	34,438	32,301
Total assets	245,337	571,924
Total debt	—	77,751
Redeemable convertible preferred stock warrant liability	—	7,271
Redeemable convertible preferred stock	200,082	334,018
Total stockholders’ deficit	(149,084)	(155,814)

See the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations —Key Business Metrics” for further information on our key metrics.

Non-GAAP Financial Measures

We believe that the use of Adjusted EBITDA and free cash flow is helpful to our investors as they are metrics used by management in assessing the health of our business and our operating performance. These measures, which we refer to as our non-GAAP financial measures, are not prepared in accordance with GAAP and have limitations as analytical tools, and you should not consider them in isolation or as substitutes for analysis of our results of operations as reported under GAAP. You are encouraged to evaluate the adjustments and the reasons we consider them appropriate.

Adjusted EBITDA

Adjusted EBITDA is a key performance measure that our management uses to assess our operating performance. Because Adjusted EBITDA facilitates internal comparisons of our historical operating performance on a more consistent basis, we use this measure for business planning purposes and in evaluating acquisition opportunities.

We calculate Adjusted EBITDA as net loss attributable to common stockholders adjusted to exclude depreciation and amortization, stock-based compensation expense, interest expense, the change in fair value of redeemable convertible preferred stock warrant liability, direct and indirect acquisition-related costs, income tax provision (benefit) and other income (expense), which consisted of interest income and foreign exchange rate gains and losses. Adjusted EBITDA should not be considered as an alternative to net loss or any other measure of financial performance calculated and presented in accordance with GAAP.

The following table presents a reconciliation of Adjusted EBITDA from net loss for each of 2016 and 2017:

	Year Ended December 31,
	2016	2017
	(in thousands)
Net loss	$(40,392)	$(38,547)
Add:
Depreciation and amortization	7,639	19,418
Stock-based compensation	8,531	10,858
Interest expense	3,513	6,462
Change in fair value of redeemable convertible preferred stock warrant liability	—	2,200
Direct and indirect acquisition-related costs(1)	1,292	7,337
Income tax provision (benefit)	131	(13)
Other income (expense), net	1,695	(3,509)

Adjusted EBITDA	$(17,591)	$4,206

(1)	Direct and indirect acquisition-related costs consist primarily of transaction and transition related fees and expenses, including legal, accounting, tax and other professional fees as well as personnel-related costs such as severance and retention bonuses for completed, pending and attempted acquisitions.

Some of the limitations of Adjusted EBITDA include (i) Adjusted EBITDA may not properly reflect capital spending that occurs off of the income statement or account for future contractual commitments, (ii) although depreciation and amortization are non-cash charges, the underlying assets may need to be replaced and Adjusted EBITDA does not reflect these capital expenditures and (iii) Adjusted EBITDA does not reflect the interest and principal required to service our indebtedness. Our Adjusted EBITDA may not be comparable to similarly titled measures of other companies because they may not calculate Adjusted EBITDA in the same manner as we calculate the measure, limiting its usefulness as a comparative measure. In evaluating Adjusted EBITDA, you should be aware that in the future we will incur expenses similar to the adjustments in this presentation. Our presentation of Adjusted EBITDA should not be construed as an inference that our future results will be unaffected by these expenses or any unusual or non-recurring items. When evaluating our performance, you should consider Adjusted EBITDA alongside other financial performance measures, including our net loss and other GAAP results.

Free Cash Flow

Free cash flow is a key performance measure that our management uses to assess our overall performance. We consider free cash flow to be a liquidity measure that provides useful information to management and investors about the amount of cash generated by our business that can be used for strategic opportunities, including investing in our business, making strategic acquisitions and strengthening our financial position.

We calculate free cash flow as net cash flow from operating activities less purchases of property and equipment and capitalized internal-use software development costs, over a trailing twelve-month period. Since quarters are not uniform in terms of cash usage, we believe a trailing twelve-month view provides the best understanding of the underlying trends of the business.

The following table presents a reconciliation of free cash flow from net cash provided by operating activities for each of 2016 and 2017:

	Year Ended December 31,
	2016	2017
	(in thousands)
Net cash provided by operating activities	$2,785	$29,821
Less:
Purchases of property and equipment and capitalized internal-use software development costs	(8,466)	(8,678)

Free cash flow	$(5,681)	$21,143

Although we believe free cash flow provides another important lens into the business, free cash flow is presented for supplemental informational purposes only and should not be considered a substitute for financial information presented in accordance with GAAP. Free cash flow has limitations as an analytical tool, and it should not be considered in isolation or as a substitute for analysis of other GAAP financial measures, such as cash provided by operating activities. Some of the limitations of free cash flow is that it may not properly reflect capital commitments to creators that need to be paid in the future or future contractual commitments that have not been realized in the current period. Our free cash flow may not be comparable to similarly titled measures of other companies because they may not calculate free cash flow in the same manner as we calculate the measure, limiting its usefulness as a comparative measure.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF

OPERATIONS

You should read the following discussion and analysis in conjunction with the information set forth under “Selected Consolidated Financial Data and Other Data” and our consolidated financial statements and related notes included elsewhere in this prospectus. The following discussion contains forward-looking statements, including, without limitation, our expectation of our future performance, liquidity and capital resources; our plans, estimates, beliefs and expectations; and other non-historical statements in this discussion, are forward looking statements. These forward-looking statements are subject to numerous risks and uncertainties, including, but not limited to, the risk and uncertainties described under “Risk Factors” and elsewhere in this prospectus. Our actual results may differ materially from those contained in or implied by any forward-looking statements.

Our Business

We built a powerful, broad technology platform to enable creators to solve the challenges associated with creating live experiences. Our platform integrates components needed to seamlessly plan, promote and produce live events, thereby allowing creators to reduce friction and costs, increase reach and drive ticket sales. By reducing risk and complexity, we allow creators to focus their energy on producing compelling and successful events.

We charge creators on a per-ticket basis when an attendee purchases a paid ticket for an event. We grow with creators as their attendance grows and as they plan, promote and produce more events. In 2017, we helped more than 700,000 creators issue approximately 203 million tickets across three million events in over 170 countries.

We derive substantially all of our revenue from fees associated with the sale of tickets on our platform, inclusive of payment processing. Our fee structure typically consists of a fixed fee and a percentage of the price of each ticket sold by a creator. Fees associated with the sale of tickets on our platform are gross ticket fees, which we define as the total fees generated from paid ticket sales, before adjustments for refunds, credits and amortization of non-recoupable signing fees.

In 2017, our net revenue was $201.6 million, up from $133.5 million in 2016, representing year-over-year net revenue growth of 51.0%. This growth was primarily the result of paid ticket growth, fueled in part by recent acquisitions. In 2017, our net loss was $38.5 million compared to a net loss of $40.4 million in 2016. In 2017, our Adjusted EBITDA was $4.2 million compared to $(17.6) million in 2016. In 2017, our net cash provided by operating cash activities was $29.8 million and free cash flow was $21.1 million. For more information about Adjusted EBITDA and free cash flow, including the limitations of such measures, and a reconciliation to the most directly comparable measures calculated in accordance with GAAP, see the section titled “Selected Consolidated Financial Data and Other Data—Non-GAAP and Other Data.”

Our Business Model

The key elements of our business model are:

Efficiently Acquire Creators

We are highly focused on creating a seamless experience that attracts creators to our platform organically. More than 95% of creators who used our platform in 2017 signed themselves up for Eventbrite. In 2017, we derived 48% of our net revenue from these creators. We attract creators to our platform through multiple means, including prior experience as attendees, word of mouth from other creators, our prominence in search engine results, the ability to try our platform for free events and our library of content. We augment these channels with a highly-targeted direct sales effort that focuses on acquiring creators with events in specific categories or countries. We leverage this efficient customer acquisition model to attract a wide range of creators to Eventbrite while keeping our sales and marketing costs low. Substantially all creators go on to create and manage events with little service or support.

Provide High-Quality Solutions at a Cost Advantage

We deliver our solutions on a cloud-based architecture that allows us to serve a wide variety of creators on a single global system, thereby reducing our operating and support costs. Our cloud-based platform does not require us to own or operate data centers or proprietary on-premises equipment. Additionally, our highly-automated platform requires limited service and support staff. All of this frees up capital and other resources to dedicate to enhancing our platform and growing our business. Our platform is extensible and modular, allowing us to efficiently improve and expand our services, as well as partner with third parties to deliver the best experience possible for creators.

Drive Powerful Retention

When creators enjoy success on Eventbrite, they continue to use our platform. This happens because we are able to meet their diverse and changing needs through a creator-focused approach. Our platform scales with creators, able to handle their smallest gatherings to their largest and most complex events. As creators’ needs evolve, our platform’s breadth and extensibility allow access to a full suite of solutions, enhanced by third-party integrated offerings. Further, we continually invest to deliver new and enhanced functionality. Our success in serving creators is reflected in our retention rate, which was 93% and 97% in 2016 and 2017, respectively.

Enhance Growth and Monetization

We believe that there are many opportunities within the fragmented event management market to expand both core ticketing and complementary solutions. We designed our business model and technology platform to take advantage of this opportunity by ensuring we can support the addition of new event categories and countries for ticketing, as well as new revenue-generating solutions beyond ticketing. For example, we evolved our platform to meet the needs of music creators, helping to grow music venues on our platform from less than 100 in 2012 to over 1,000 in 2017, inclusive of acquisitions. Similarly, after making enhancements across our platform, revenue from outside of the United States grew from 18% to 30% from 2012 to 2017. Finally, Eventbrite Payment Processing uses multiple external vendors to provide a single, seamless payments option for creators and attendees, and has expanded to allow the use of multiple local payment methods like Boleto in Brazil and iDeal in the Netherlands. This offering has grown to support approximately 90% of paid tickets in 2017. We believe that our ability to extend into new event categories and countries and add new revenue streams differentiates us from our competitors.

Our Attractive Cohort Economics

The revenue we have generated from new creators has increased over time. We evaluate this trend by tracking annual cohorts of new creators. Each creator cohort consists of creators that first paid us a fee in a specific year. The gross ticket fees we have generated for the first year of each creator cohort has more than doubled from 2013 to 2017. Gross ticket fees of each creator cohort in year one are set forth below:

We have demonstrated a consistent track record of retaining gross ticket fees from creator cohorts over time. For example, we retained 78% of the gross ticket fees from our 2013 creator cohort in 2017. Our annual gross ticket fees by creator cohort is set forth below:

Key Factors Affecting Our Performance

We believe that the growth of our business and our future success are dependent upon many factors. While each of these areas presents significant opportunities for us, they also pose important challenges that we must successfully address in order to sustain the growth of our business and improve our results of operations.

Attract New Creators and Retain Existing Creators

Attracting new creators to our platform and retaining existing creators drives our revenue growth. We expect to continue to invest in our brand and marketing to attract more new creators, while simultaneously developing our platform to delight and retain existing creators. Our ability to attract new creators and retain existing creators is impacted by how our features and functionality develop, our pricing, the creator and attendee experience on our platform, our brand awareness among the professional creator community, our search engine prominence, the quality and audience for our professional content, the continued transition of creators from using our platform for free events to paid events and solutions and the effectiveness of our direct sales efforts. We must continue to attract new creators and retain existing creators to maintain our current business as well as continue to drive growth in the future.

Enhance and Expand Our Technical Platform

We strive to provide a platform that provides creators with a seamless experience both to sign up for and publish live events. We initially started with a core ticketing platform and over time we have added meaningful capabilities to our platform, such as expansion into new categories or countries, packages that better target particular creator types, and new solutions like payment processing, custom-designed websites and proprietary technology for the day of the event. We intend to continue to invest in our platform to develop additional functionality and solutions. If we do not enhance our platform with the functionalities that are desired by creators and if we are not able to provide easy-to-use solutions required by creators in an efficient manner, our ability to attract and retain creators will be harmed.

Invest Capital to Drive Additional Growth Opportunities

We have and will continue to invest in our business, including solutions on our platform separate from generating fees from the sale and processing of tickets, such as web presence, promoted listing and on-site services and equipment. These efforts target both expanding how we serve creators as well as enhancing the benefits of our platform for attendees. We have invested $4.8 million and $8.7 million in 2016 and 2017, respectively, in these complementary solutions on our platform. While our investment is based on a careful and deliberate planning process, there is no guarantee that we choose the right investments, or that those investments pay off for us. If we are unable to effectively invest in developing new solutions, our business may be harmed.

Competitive Landscape

We operate in a space that is fragmented with many types of competitors, including traditional offline alternatives, internal systems, category-based competitors who operate in a single geography or region, and smaller platform providers. While we believe we have differentiated our business from these competitors by building a powerful and broad technology platform for creators, we must continue to respond to competitive pressures. Consequently, we will need to continue to invest in this platform to differentiate our business and remain competitive, as well as respond to shifts in industry pricing levels, revenue models or business practices. Further, our industry is evolving and our business may be impacted if we face additional competition from new entrants into the market, such as large advertising or e-commerce providers. If we are not able to compete effectively with these potential competitors, our business, results of operations and financial condition will be harmed.

International Expansion

Our paid tickets for events outside of the United States represented 30.3% and 36.0% of our total paid tickets in 2016 and 2017. Net revenue outside the United States during 2016 and 2017 was 26.9% and 29.6% of our total net revenue. As we deepen our global penetration, we believe international demand for our platform and solutions will continue to increase. Accordingly, we believe there is significant opportunity to grow our international business. We have invested, and plan to continue to invest, in the adoption of our platform and solutions internationally, including localization of our platform and the addition of critical capabilities to our platform required to serve those local markets. Further, our international business delivers higher gross margins, primarily because of lower payment processing expenses. If we are not able to effectively address the risk associated with international expansion, such as product-market fit in a given geography, currency fluctuation or unique factors in a specific market, our business and results of operations may be harmed.

Recent Acquisitions

In January 2017, we acquired 100% of the outstanding equity of TSTM Group Limited (ticketscript), a Dutch ticketing company with operations throughout Europe. We acquired ticketscript in order to enhance our ticketing solutions. The acquisition date fair value of the consideration transferred was $33.4 million, which consisted of $7.7 million in cash, $7.5 million in promissory notes and 2.7 million shares of our common stock and options to purchase 0.3 million shares of our common stock. These promissory notes were allowed to be prepaid at any time and we repaid the promissory notes in full, including accrued interest, in August 2017.

In September 2017, we acquired 100% of the outstanding equity of Ticketfly, LLC, a subsidiary of Pandora Media, Inc. We acquired Ticketfly in order to expand our solutions for music-related events. The acquisition date fair value of the consideration transferred was $201.1 million, which consisted of $151.1 million in cash and $50.0 million in the form of convertible promissory notes which were paid and issued, respectively, at the closing of the transaction. We repaid these notes in March 2018.

For more information regarding our acquisitions of ticketscript and Ticketfly see Note 3 to our consolidated financial statements, Ticketfly’s audited financial statements and our pro forma consolidated financial statements included elsewhere in this prospectus.

Key Business Metrics

We monitor the following key metrics to help us evaluate our business, identify trends affecting our business, formulate business plans and make strategic decisions.

Paid Tickets

Our success in serving creators is measured in large part by the number of tickets that generate ticket fees for us. We consider this an important indicator of the underlying health of the business. We refer to these tickets as paid tickets. The below table sets forth the number of paid tickets for each of 2016 and 2017:

	Year Ended December 31,
	2016	2017
	(in thousands)
Paid Tickets	44,572	71,142

Retention Rate

When creators experience success on our platform, they continue to organize events with us. We monitor retention of our gross ticket fees to measure our ability to retain creators on our platform. To obtain our retention rate, we determine (i) the gross ticket fees generated by all creators in the year prior to the year of measurement (Prior Year Gross Ticket Fees) and (ii) the gross ticket fees those creators generated in the applicable year of measurement (Measurement Year Gross Ticket Fees). We calculate our retention rate for a measurement period by dividing the Measurement Year Gross Ticket Fees by the Prior Year Gross Ticket Fees. While we have seen a strong retention rate from creators, this measure may fluctuate from period to period based on the success of creators and the events that they produce.

	Year Ended December 31,
	2016	2017
Retention Rate	93%	97%

Non-GAAP Financial Measures

Adjusted EBITDA

Adjusted EBITDA is a key performance measure that our management uses to assess our operating performance. Because Adjusted EBITDA facilitates internal comparisons of our historical operating performance on a more consistent basis, we use this measure for business planning purposes and in evaluating acquisition opportunities.

We calculate Adjusted EBITDA as net loss attributable to common stockholders adjusted to exclude depreciation and amortization, stock-based compensation expense, interest expense, the change in fair value of our redeemable convertible preferred stock warrant liability, direct and indirect acquisition-related costs, income tax provision (benefit) and other income (expense), which consisted of interest income and foreign exchange rate gains and losses. Adjusted EBITDA should not be considered as an alternative to net loss or any other measure of financial performance calculated and presented in accordance with GAAP.

The following table presents our Adjusted EBITDA for the periods indicated:

	Year Ended December 31,
	2016	2017
	(in thousands)
Adjusted EBITDA	$(17,591)	$4,206

For more information about Adjusted EBITDA, including the limitations of such measure, and a reconciliation to our net loss attributable to common stockholders, see the section titled “Selected Consolidated Financial Data and Other Data—Non-GAAP and Other Data.”

Free Cash Flow

Free cash flow is a key performance measure that our management uses to assess our overall performance. We consider free cash flow to be a liquidity measure that provides useful information to management and investors about the amount of cash generated by our business that can be used for strategic opportunities, including investing in our business, making strategic acquisitions and strengthening our financial position.

We calculate free cash flow as cash flow from operating activities less purchases of property and equipment and capitalized internal-use software development costs, over a trailing twelve-month period. Because quarters are not uniform in terms of cash usage, we believe a trailing twelve-month view provides the best understanding of the underlying trends of the business.

The following table presents our free cash flow for the periods indicated:

	Year Ended December 31,
	2016	2017
	(in thousands)
Free cash flow	$(5,681)	$21,143

For more information about free cash flow, including the limitations of such measure, and a reconciliation to operating cash flow see the section titled “Selected Consolidated Financial Data and Other Data—Non-GAAP and Other Data.”

Components of Results of Operations

Net Revenue

We generate substantially all of our net revenue through the sale of paid tickets on our platform. Our fee structure typically consists of a fixed fee and a percentage of the price of each ticket sold by a creator. Net revenue is recognized as tickets are sold. Net revenue excludes sales taxes and value added taxes (VAT) and is presented net of estimated customer refunds, chargebacks and amortization of creator signing fees.

We also generate a small portion of our net revenue from complementary solutions that we provide to creators, which represented less than five percent of our net revenue in each of 2016 and 2017.

Cost of Net Revenue

Cost of net revenue consists primarily of payment processing fees, expenses associated with the operation and maintenance of our platform, including website hosting fees and platform infrastructure costs, amortization of capitalized software development costs, onsite operations costs and allocated customer support costs. Cost of net revenue also includes the amortization expense related to our acquired developed technology assets. We expect cost of revenue as a percentage of revenue to fluctuate in the near- to mid-term as a result of certain factors, including geographical revenue mix and transaction costs associated with specific payment methods. In the long-term, we expect cost of revenue to grow in absolute dollars but decrease as a percentage of revenue.

Operating Expenses

Operating expenses consist of product development, sales, marketing and support and general and administrative expenses. Direct and indirect personnel costs, including stock-based compensation expense, are the most significant component of operating expenses. We also include sublease income as a reduction of our operating expenses.

Product development. Product development expenses consist primarily of costs associated with our employees in product development and product engineering activities. We focus our product development efforts on enhancing, improving and expanding the existing capabilities of our platform. We expect that we will continue to invest in building the necessary employee and system infrastructure required to enhance existing, and support development of new, technologies and the integration of acquired businesses and technologies. We expect our product development expenses to continue to increase in absolute dollars over time. In the near-term, we anticipate our product development expenses will increase as a percentage of net revenue, but over the long-term, we anticipate that it will decrease as a percentage of net revenue.

Sales, marketing and support. Sales, marketing and support expenses consist primarily of costs associated with our employees involved in selling and marketing our products, public relations and communication activities, marketing programs, travel and customer support costs associated with free events on our platform. For our sales teams, this also includes commissions. We also classify certain organizer related expenses, such as refunds paid by us on behalf of a creator as sales, marketing and support expense. Sales, marketing and support expenses are driven by investments to grow and retain creators and attendees on our platform. We expect sales, marketing and support expenses to increase in absolute dollars over time. In the near-term, we anticipate sales, marketing and support expenses will fluctuate as a percentage of net revenue, but over the long-term we anticipate that it will decrease as a percentage of net revenue.

General and administrative. General and administrative expenses consist of personnel costs for finance, accounting, legal, risk, human resources and administrative personnel. It also includes professional fees for legal, accounting, finance, human resources and other corporate matters. Our general and administrative expenses currently include two large non-compensation items: (i) amortization of acquired customer relationship and tradenames assets and (ii) reserves for sales tax and VAT accrued on behalf of creators. Our general and administrative expenses have increased on an actual dollar basis over time, and we expect to incur additional general and administrative expenses to support our growth as we transition to be a publicly-traded company. We expect general and administrative expenses to increase in absolute dollars over time. In the near-term, we anticipate general and administrative expenses will fluctuate as a percentage of net revenue, but over the long-term we anticipate that it will decrease as a percentage of net revenue.

Interest Expense

Interest expense relates to our build-to-suit lease financing obligation and outstanding debt.

As a result of our build-to-suit lease accounting, a portion of our cash rent payments related to our San Francisco office are classified as interest expense for GAAP reporting purposes. We reported interest expense of $3.5 million for 2016 and 2017 related to build-to-suit accounting.

Other outstanding debt has been historically related to acquisitions, either as part of consideration or to finance cash consideration for an acquisition. In January 2017, we issued $7.5 million in promissory notes in connection with the ticketscript acquisition. These promissory notes plus accrued interest were fully repaid in August 2017. In September 2017, we issued $50.0 million subordinated convertible notes in connection with the Ticketfly acquisition. Also in September 2017, we drew on our term loan facility with WTI in the amount of $30.0 million. The subordinated convertible notes were repaid in March 2018 at a discount to issuance, funded in part by an additional draw of $30.0 million against our term loan facility with WTI. We had no outstanding debt prior to January 2017.

For more information, see the subsection titled “—Contractual Obligations and Commitments—Term Loan.”

Change in Fair Value of Redeemable Convertible Preferred Stock Warrant Liability

The redeemable convertible preferred stock warrant is classified as a liability on our consolidated balance sheet and remeasured to fair value at each balance sheet date with the corresponding charge recorded as a change in fair value of redeemable convertible preferred stock warrant liability on the consolidated statements of operations. Upon the earlier of exercise of the outstanding warrant or the completion of a liquidation event, including the completion of this offering, the redeemable convertible preferred stock warrant liability will be automatically exercised into common stock, at which time it will no longer be subject to fair value accounting.

Other Income (Expense), Net

Other income (expense), net consists of interest income and foreign exchange rate remeasurement gains and losses recorded from consolidating our subsidiaries each period-end.

Income Tax Provision (Benefit)

The tax benefit for 2017 consists primarily of state income taxes in the United States and tax amortization on indefinite-lived intangibles, offset by a benefit related to certain foreign deferred tax assets. Tax expense for 2016 consisted primarily of foreign income taxes in the jurisdictions in which we conduct business. We have a full valuation allowance for our U.S. deferred tax assets primarily consisting of net operating loss carryforwards, accruals and reserves. We expect to maintain this full valuation allowance for the foreseeable future.

Results of Operations

The results of operations presented below should be reviewed in conjunction with the consolidated financial statements and notes included elsewhere in this prospectus. The following tables set forth our consolidated results of operations data and such data as a percentage of net revenue for the periods shown:

	Year Ended December 31,
	2016	2017
	(in thousands)
Net revenue	$133,499	$201,597
Cost of net revenue	55,689	81,667

Gross profit	77,810	119,930
Operating expenses:
Product development	22,723	30,608
Sales, marketing and support	48,391	55,170
General and administrative	41,749	67,559

Total operating expenses	112,863	153,337

Loss from operations	(35,053)	(33,407)
Interest expense	(3,513)	(6,462)
Change in fair value of redeemable convertible preferred stock warrant liability	—	(2,200)
Other income (expense), net	(1,695)	3,509

Loss before provision for (benefit from) income taxes	(40,261)	(38,560)
Income tax provision (benefit)	131	(13)

Net loss attributable to common stockholders	$(40,392)	$(38,547)

	Year Ended December 31,
	2016	2017
Net revenue	100.0%	100.0%
Cost of net revenue	41.7	40.5

Gross profit	58.3	59.5
Operating expenses:
Product development	17.0	15.2
Sales, marketing and support	36.2	27.4
General and administrative	31.4	33.5

Total operating expenses	84.6	76.1

Loss from operations	(26.3)	(16.6)
Interest expense	(2.6)	(3.2)
Change in fair value of redeemable convertible preferred stock warrant liability	—	(1.1)
Other income (expense), net	(1.3)	1.8

Loss before provision for (benefit from) income taxes	(30.2)	(19.1)
Income tax provision (benefit)	0.1	0.0

Net loss attributable to common stockholders	(30.3)%	(19.1)%

Comparison of years ended December 31, 2016 and 2017

Net Revenue

	Year Ended December 31,		Change
	2016	2017	$	%
	(in thousands, except percentages)
Net revenue	$133,499	$201,597	$68,098	51.0%

The increase in net revenue during 2017 compared to 2016 was driven primarily by organic ticket growth, and to a lesser extent by ticket volume from acquired companies. Net revenue growth is primarily driven by paid ticket volume, which increased by 59.6% during 2017, from 44.6 million to 71.1 million in part due to acquisitions, offset by currency fluctuations and increase in proportion of lower price tickets. Net revenue increased by $27.5 million in 2017 as a result of the Ticketfly and ticketscript acquisitions during the year ended December 31, 2017.

Cost of Net Revenue

	Year Ended December 31,		Change
	2016	2017	$	%
	(in thousands, except percentages)
Cost of net revenue	$55,689	$81,667	$25,978	46.6%
Percentage of net revenue	41.7%	40.5%
Gross margin	58.3%	59.5%

The increase in cost of net revenue during 2017 compared to 2016 was driven by an increase in payment processing costs of $17.0 million and increased amortization of acquired developed technology of $4.6 million. The ticketing volume from our acquired businesses contributed to the growth in cost of net revenue during 2017 compared to 2016.

Operating Expenses

Product development

	Year Ended December 31,		Change
	2016	2017	$	%
	(in thousands, except percentages)
Product development	$22,723	$30,608	$7,885	34.7%
Percentage of net revenue	17.0%	15.2%

Product development expense increased during 2017 compared to 2016 primarily due to organic hiring efforts and an increase in personnel costs as a result of the ticketscript and Ticketfly acquisitions.

Sales, marketing and support

	Year Ended December 31,		Change
	2016	2017	$	%
	(in thousands, except percentages)
Sales, marketing and support	$48,391	$55,170	$6,779	14.0%
Percentage of total net revenue	36.2%	27.4%

Sales, marketing and support expenses increased during 2017 compared to 2016, driven by increased personnel related expenses, offset by lower professional services costs, creator related expenses and advertising spend.

General and administrative

	Year Ended December 31,		Change
	2016	2017	$	%
	(in thousands, except percentages)
General and administrative	$41,749	$67,559	$25,810	61.8%
Percentage of total net revenue	31.4%	33.5%

The increase in general and administrative expenses during 2017 compared to 2016 was primarily a result of increased third-party legal, finance, tax and business development costs totaling $5.2 million. We also incurred direct and indirect acquisition-related expenses of $7.3 million in 2017. The increase was also attributable to higher depreciation and amortization of $5.7 million, of which $5.0 million related to acquired intangible assets, and an increase in losses on disposals of fixed assets. There was also an increase in accrued sales taxes and VAT of $4.8 million.

Interest Expense

	Year Ended December 31,		Change
	2016	2017	$	%
	(in thousands, except percentages)
Interest expense	$(3,513)	$(6,462)	$2,949	83.9%
Percentage of total net revenue	(2.6)%	(3.2)%

Interest expense increased during 2017 compared to 2016, primarily driven by interest bearing debt that was outstanding during 2017, related to promissory notes issued in connection with acquisitions and term-debt draw under our credit facility.

Change in Fair Value of Redeemable Convertible Preferred Stock Warrant Liability

	Year Ended December 31,		Change
	2016	2017	$	%
	(in thousands, except percentages)
Change in fair value of redeemable convertible preferred stock warrant liability	$—	$(2,200)	$2,200	*
Percentage of total net revenue	—%	(1.1)%

*	Not meaningful

The change in fair value of our redeemable convertible preferred stock warrant liability in 2017 was due to an increase in the underlying fair value of our redeemable convertible preferred stock. We did not have any redeemable convertible preferred stock warrants outstanding in 2016.

Other Income (Expense), net

	Year Ended December 31,		Change
	2016	2017	$	%
	(in thousands, except percentages)
Other income (expense), net	$(1,695)	$3,509	$5,204	*
Percentage of total net revenue	(1.3)%	1.8%

*	Not meaningful

The increase in other income (expense), net during 2017 compared to 2016 was driven by foreign currency rate measurement gains. We recognized foreign currency rate measurement losses during 2016 as a result of an overall strengthening U.S. dollar and foreign currency rate measurement gains during 2017 as a result of an overall weakening U.S. dollar compared to the currencies in which we operate and process transactions.

Liquidity and Capital Resources

As of December 31, 2017, we had cash of $189.0 million and funds receivable of $51.6 million. Our cash includes bank deposits held by financial institutions and is held for working capital purposes. Our funds receivable represents cash-in-transit from credit card processors that is received to our bank accounts within five days of the underlying ticket transaction. Collectively, our cash and funds receivable balances represent a mix of cash that belongs to us and cash that is due to the creator. The amounts due to creators is shown as accounts payable, creators on our consolidated balance sheets, which was $228.0 million as of December 31, 2017.

We also make payments to creators to provide the creator with short-term liquidity in advance of ticket sales. These are classified as creator advances, net, on our consolidated balance sheets. Creator advances are recovered by us as tickets are sold by the respective creator, and are expected to be recovered within 12 months of the payment date. We maintain an allowance for estimated creator advances that are not recoverable and nets this against the balance shown in assets. Creator advances, net was $7.6 million and $20.1 million as of December 31, 2016 and 2017, respectively.

As of December 31, 2017, approximately 69.2% of our cash was held outside of the United States, which was held primarily on behalf of and to be remitted to creators and to fund our foreign operations. We do not expect to incur significant taxes related to these amounts.

We believe that our existing cash, together with cash generated from operations will be sufficient to meet our anticipated cash needs for at least the next 12 months. However, our liquidity assumptions may prove to be incorrect, and we could exhaust our available financial resources sooner than we currently expect. We may seek to raise additional funds at any time through debt, equity and equity-linked arrangements.

Sources of Liquidity

Since our inception, we have financed our operations and capital expenditures primarily through non-registered sales of redeemable convertible preferred stock and common stock, cash flows generated by operations and issuances of debt. Through December 31, 2017, we have raised a total of $334.0 million from the sale of redeemable convertible preferred stock, net of costs associated with such financings.

Consolidated Statements of Cash Flows Data

	Year Ended December 31,
	2016	2017
	(in thousands)
Net cash provided by (used in):
Operating activities	$2,785	$29,821
Investing activities	(10,159)	(140,652)
Financing activities	2,325	159,514

Net increase (decrease) in cash and restricted cash	$(5,049)	$48,683

Cash Flows from Operating Activities

The net cash provided by operating activities of $2.8 million in 2016 was due primarily to net loss of $40.4 million with adjustments for depreciation and amortization of $7.6 million, stock-based compensation expense of $8.5 million, amortization of creator signing fees of $2.7 million, impairment charges of $1.8 million, an increase in accounts payable to creators of $37.1 million, an increase in other accrued liabilities of $3.9 million, an increase in accrued taxes of $3.7 million. These increases were partially offset by an increase in funds receivable of $9.9 million, increase in creator signing fees, net of $6.0 million and an increase in creator advances, net of $4.6 million.

The net cash provided by operating activities of $29.8 million in 2017 was due primarily to net loss of $38.5 million with adjustments for depreciation and amortization of $19.4 million, stock-based compensation expense of $10.9 million, amortization of creator signing fees of $4.3 million, an increase of accounts payable to creators of $52.8 million, an increase in accrued taxes of $10.7 million, partially offset by increases in funds receivable of $18.1 million, increase in creator signing fees, net of $8.6 million and an increase in creator advances, net of $5.8 million.

Cash Flows from Investing Activities

The net cash used in investing activities of $10.2 million in 2016 was due to capitalized software development costs of $5.5 million, $3.0 million for purchases of property and equipment and $1.7 million cash used for acquisitions, net of cash acquired.

The net cash used in investing activities of $140.7 million in 2017 was due to cash paid for acquisitions, net of cash acquired of $132.0 million, capitalized software development costs of $6.1 million and purchases of property and equipment of $2.5 million.

Cash Flows from Financing Activities

The net cash provided by financing activities of $2.3 million in 2016 was due primarily to cash proceeds received in connection with the exercise of stock options of $2.9 million offset by $0.4 million in cash payments for capital lease obligations and $0.2 million for principal payments related to our build-to-suit lease obligation.

The net cash provided by financing activities of $159.5 million in 2017 was due to $133.9 million received related to the issuance of our Series G redeemable convertible preferred stock, net of issuance costs, $30.0 million in proceeds from drawing funds under our term loan, $2.3 million excess tax benefit from stock-based compensation awards, $1.8 million cash proceeds from stock option exercises, partially offset by principal payments on debt obligations of $7.8 million.

Concentrations of Credit Risk

As of December 31, 2016 and 2017, there were no customers that represented 10% or more of our accounts receivable balance. There were no customers that individually exceeded 10% of our net revenue during 2016 and 2017.

Contractual obligations and commitments

Our principal commitments consist of debt, capital commitments to creators, rental payments under our build-to-suit lease, operating leases and capital leases. The following table summarizes our commitments to settle contractual obligations as of December 31, 2017:

	Payments due by Period
	Total	Less than 1 year	Between 1-3 years	Between 3-5 years	More than 5 years
	(in thousands)
Term loan, including interest	$39,997	$3,450	$20,565	$15,982	$—
Promissory note, including interest	66,582	3,320	6,650	56,612	—
Future creator signing fees and creator advances	33,020	18,254	11,616	3,150	—
Build-to-suit lease obligation	18,759	5,440	11,376	1,943	—
Operating leases	6,146	1,561	2,956	1,629	—
Sublease income	(13,604)	(3,881)	(8,308)	(1,415)	—
Capital leases	25	25	—	—	—

Total	$150,925	$28,169	$44,855	$77,901	$—

Term Loan

We entered into a loan and security agreement with WTI in June 2017, which provided for a secured credit facility of up to $60.0 million of term debt. In September 2017, we borrowed $30.0 million as a term loan under the facility which bears interest at 11.5% annually and has a maturity date of February 2022. In March 2018, we borrowed the remaining $30.0 million under the facility which bears interest at 11.75% annually and has a maturity date of September 2022. In May 2018, we entered into a second loan and security agreement with WTI, which provided for a secured credit facility of up to $15.0 million of term debt. At that time, we borrowed $15.0 million as a term loan under the facility which bears interest at 12.0% annually and has a maturity date of November 2022. Monthly payments of interest are due for the first 24 months and equal monthly installments of principal and interest are due for 30 months thereafter. By the end of the equal monthly installments of principal and interest, the principal under the loan will be fully repaid. The loan may be prepaid at any time for an amount equal to the outstanding balance plus accrued interest, plus an amount equal to all scheduled but unpaid payments of interest that would have accrued and been payable through the maturity date.

Promissory Note

In September 2017, we acquired 100% of the outstanding equity of Ticketfly, LLC for $201.1 million, which consisted of $151.1 million in cash and a $50.0 million Convertible Promissory Note (Promissory Note). The Promissory Note is due five years from the issuance date and bears interest at a rate of 6.5% per annum, payable quarterly in cash or in-kind for the first year at the discretion of Eventbrite, and in cash thereafter. In March 2018, we reached an agreement with the seller of Ticketfly to retire the Promissory Note. The face value of $50 million was settled in full for $34.7 million which represented $33.0 million of principal and $1.7 million of accrued interest.

Lease Commitments

We have entered into various non-cancelable leases for certain offices with contractual lease periods expiring between 2018 and 2023.

In 2014, we undertook a series of structural improvements to the floors that we occupied in our corporate headquarters in San Francisco. As a result of the requirement to fund construction costs and due to certain structural improvements that were made by us, we were considered the deemed owner of the leased floors for accounting purposes. Due to the presence of a standby letter of credit as a security deposit, we were deemed to have continuing involvement after the construction period. As such, we accounted for this arrangement as owned real estate. Legally, we do not own the floors that we have leased in the building, the property owner owns the floors. However, accounting rules require that we record an imputed financing obligation for our obligation to the legal owners as well as an asset for the fair value of the leased floors. Under these accounting rules, our monthly rental payments are allocated to (1) interest expense, (2) ground rent expense and (3) a reduction of the principal of the imputed financing obligation. We recorded interest expense related to this financing obligation of $3.5 million during each of 2016 and 2017. The lease financing obligation was $30.3 million and $29.5 million as of December 31, 2016 and 2017, respectively, and the net book value of the asset as of those dates was $30.3 million and $29.2 million, respectively. See Note 9 to our consolidated financial statements for additional details.

In May 2018, we entered into a ten year lease for office space in Cork, Ireland. Monthly rent payments are due beginning in January 2019 and will total approximately $4.5 million per year. The lease expires in 2028.

Off-Balance Sheet Arrangements

We do not currently have any off-balance sheet arrangements and did not have any such arrangements during 2016 or 2017.

Critical Accounting Policies and Estimates

Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with GAAP. GAAP requires us to make certain estimates and judgements that affect the amounts reported in our consolidated financial statements related disclosures. Our estimates are based on historical experience and various other assumptions that we believe to be reasonable under the circumstances. We evaluate our estimates and assumptions on an ongoing basis and our actual results could differ from these estimates.

Revenue Recognition

Our net revenue is derived from our service fees and payment processing fees and is recognized as tickets for an event are sold and processed since we believe that is when all the following conditions are met:

•	There is persuasive evidence of an arrangement;

•	The service has been provided to the customer;

•	The collection of the fees is reasonably assured; and

•	The amount of fees to be paid is fixed or determinable.

Net revenue is presented net of sales taxes, value added taxes and reserves for customer refunds and payment chargebacks. Estimates for customer refunds and credits are based on our historical experience for such transactions and are monitored by us on an ongoing basis. If an event is cancelled by a creator, then any obligations to provide refunds to event attendees are the responsibility of that creator. If a creator is unwilling or unable to fulfill their refund obligations, we may, at our discretion, provide attendee refunds and would reverse the net revenue recognized. Net revenue is also presented net of amortization of creator signing fees. The benefit we receive by securing exclusive ticketing and payment processing rights with certain creators from these signing fees is inseparable from the customer relationship with the creator, and accordingly these payments are recorded as a reduction of revenue.

Our customers are event creators who are selling tickets for events using our platform. The customer has the choice of whether to use Eventbrite Payment Processing or to use a third-party payment processor, referred to as

Facilitated Payment Processing. Under the Eventbrite Payment Processing option, Eventbrite is the merchant of record and is responsible for processing the transaction and collecting the face value of the ticket and all associated fees at the time the ticket is sold. Approximately 90% of revenue on our platform is associated with payments processed through Eventbrite Payment Processing. Eventbrite is also responsible for remitting these amounts collected, less the Eventbrite fees, to the event creators after the event has taken place. Under the Facilitated Payment Processing option, Eventbrite is not responsible for processing the transaction or collecting the face value of the ticket and associated fees. In this case, we invoice the customer for all Eventbrite fees after the event has taken place.

Effective January 1, 2019, we will be required to adopt Accounting Standard Codification Topic 606, Revenue from Contracts with Customers (ASC 606). We do not expect the adoption of this standard to have a material impact on our consolidated financial statements.

Business Combinations, Goodwill and Intangible Assets

We allocate the fair value of purchase consideration to the tangible assets acquired, liabilities assumed and intangible assets acquired based on their estimated fair values. Such valuations require us to make significant estimates and assumptions, especially with respect to intangible assets. Significant estimates in valuing certain intangible assets include, but are not limited to, future expected cash flows from acquired users, acquired technology, and trade names from a market participant perspective, useful lives and discount rates. Our estimates of fair value are based upon assumptions believed to be reasonable, but which are inherently uncertain and unpredictable and, as a result, actual results may differ from estimates. During the measurement period, which is one year from the acquisition date, we may record adjustments to the assets acquired and liabilities assumed, with the corresponding offset to goodwill. Upon the conclusion of the measurement period, any subsequent adjustments are recorded to earnings.

Goodwill represents the excess of the aggregate fair value of the consideration transferred in a business combination over the fair value of the assets acquired, net of liabilities assumed. Goodwill is not amortized but is evaluated for impairment annually on the first day of the fourth quarter, or more frequently if events or changes in circumstances indicate the goodwill may be impaired.

Events or changes in circumstances which could trigger an impairment review include significant changes in the manner of our use of the acquired assets or the strategy for the our overall business, significant negative industry or economic trends, significant underperformance relative to historical or projected future results of operations, a significant adverse change in the business climate, an adverse action or assessment by a regulator, unanticipated competition or a loss of key personnel.

We have the option to first assess qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more likely than not that the fair value of the reporting unit is less than its carrying amount. If, after assessing the totality of events or circumstances, an entity determines it is not more likely than not that the fair value of the reporting unit is less than its carrying amount, then additional impairment testing is not required. However, if an entity concludes otherwise, then it is required to perform the first of a two-step impairment test.

The first step involves comparing the estimated fair value of the reporting unit with its respective book value, including goodwill. If the estimated fair value exceeds book value, goodwill is considered not to be impaired and no additional steps are necessary. If, however, the fair value of the reporting unit is less than book value, then a second step is required that compares the carrying amount of the goodwill with its implied fair value. The estimate of implied fair value of goodwill may require valuations of certain internally-generated and unrecognized intangible and tangible net assets. If the carrying amount of goodwill exceeds the implied fair value of the goodwill, an impairment loss is recognized in an amount equal to the excess.

Acquired intangible assets, net consists of identifiable intangible assets, consisting of developed technology, customer relationships and trade names resulting from our acquisitions. Acquired intangible assets are recorded at fair value on the date of acquisition and amortized over their estimated economic lives following the pattern in which the economic benefits of the assets will be consumed, straight-line. Acquired intangible assets are presented net of accumulated amortization in the consolidated balance sheet.

Creator Signing Fees and Creator Advances

Creator signing fees represent contractual amounts paid to creators pursuant to event ticketing and payment processing agreements. Creator signing fees are additional incentives paid by us to secure exclusive ticketing and payment processing rights with certain creators. As of December 31, 2017, these payments are being amortized over a weighted-average remaining life of 3.8 years on a straight line basis. Amortization of creator signing fees is recorded as a reduction of revenue in the consolidated statements of operations. Creator signing fees are presented net of reserves and allowances for potentially unrecoverable amounts on the consolidated balance sheets.

Creator advances represent contractual amounts paid to creators pursuant to event ticketing and payment processing agreements. Creator advances provide the creator with funds in advance of the event and are subsequently recovered by withholding amounts due to us from the sale of tickets for the event until the creator payment has been fully recovered. Creator advances are presented net of reserves and allowances for potentially unrecoverable amounts on the consolidated balance sheets.

Income Taxes

We report income taxes in accordance with ASC 740, Income Taxes, which requires us to use the asset and liability method, requiring the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the consolidated financial statements or tax returns. Deferred tax assets and liabilities are measured using enacted tax rates that are expected to apply to taxable income for the years in which those tax assets and liabilities are expected to be realized or settled. Valuation allowances are provided when necessary to reduce deferred tax assets to the amount expected to be realized.

We recognize tax benefits from uncertain tax positions if it is more likely than not that the tax position will be sustained on examination by the taxing authorities based on the technical merits of the position. Although we believe we have adequately provided for our uncertain tax positions, we can provide no assurance that the final tax outcome of these matters will not be materially different. We adjust these allowances when facts and circumstances change, such as the closing of a tax audit or the refinement of an estimate. To the extent that the final tax outcome of these matters is different than the amounts recorded, such differences will affect the provision for income taxes in the period in which such determination is made and could have a material impact on our consolidated financial statements.

On December 22, 2017, the Tax Act was passed into law. The Tax Act provides broad and significant changes to the U.S. tax code and how the U.S. imposes income tax on multinational corporations. The Tax Act requires complex computations that were not previously provided for under U.S. tax law. These computations require significant judgments to be made regarding the interpretation of the provisions within the Tax Act along with preparation and analysis of information not previously required. In conjunction with the Tax Act, the SEC issued Staff Accounting Bulletin (SAB) 118, Income Tax Accounting Implications of the Tax Cuts and Jobs Act, that allows for us to record provisional amounts until a final assessment can be made within a period not to exceed one year from the date of enactment.

We are required to recognize the effect of the tax law changes in the period of enactment, such as re-measuring our U.S. deferred tax assets and liabilities as well as the corresponding valuation allowance against our net U.S. deferred tax assets. In accordance with SAB 118, we recorded a $21.9 million reduction to deferred tax assets and related valuation allowance in connection with the re-measurement of certain deferred tax assets and liabilities, resulting in no impact to our statement of operations. We estimate that no current tax expense should be recorded in connection with the transition tax on the mandatory deemed repatriation of foreign earnings, a provisional estimate at December 31, 2017.

Stock-Based Compensation

Stock-based compensation expense to employees is measured based on the grant-date fair value of the awards and recognized in the consolidated statements of operations over the period during which the employee is required to perform services in exchange for the award (the vesting period of the award). We estimate the fair value of stock options granted using the Black-Scholes option valuation model. We measure the fair value of RSUs based on the fair value of the underlying shares on the date of grant. Compensation expense is recognized over the vesting period of the applicable award using the straight-line attribution method.

Compensation expense for non-employee stock options is recorded as the options vest. Options subject to vesting are required to be periodically revalued over their service period, which is the same as the vesting period.

The Black-Scholes option-pricing model requires the input of highly subjective assumptions, including the fair value of our underlying common stock, the expected term of stock options, the expected volatility of the price of our common stock, risk-free interest rates and the expected dividend yield of our common stock. The assumptions used in our option-pricing model represent management’s best estimates. These estimates involve inherent uncertainties and the application of management’s judgment. If factors change and different assumptions are used, our stock-based compensation expense could be materially different in the future.

These assumptions are estimated as follows:

•	Fair Value of Common Stock. Because our common stock is not publicly traded, we must estimate the fair value of common stock, as discussed in the section “Common Stock Valuation” below.

•	Risk-Free Interest Rate. We base the risk-free interest rate used in the Black-Scholes valuation model on the implied yield available on U.S. Treasury zero-coupon bonds with an equivalent remaining term of the stock options for each stock option group.

•	Expected Term. We determine the expected term based on the average period the stock options are expected to remain outstanding generally calculated as the midpoint of the stock options vesting term and contractual expiration period, as we do not have sufficient historical information to develop reasonable expectations about future exercise patterns and post-vesting employment termination behavior.

•	Expected Volatility. We determine the price volatility factor based on the historical volatility of publicly-traded industry peers. To determine our peer group of companies, we consider public companies in the technology industry and select those that are similar to us in size, stage of life cycle and financial leverage. We do not rely on implied volatilities of traded options in our industry peers’ common stock because the volume of activity is relatively low. We intend to continue to consistently apply this methodology using the same or similar public companies until

•	Expected Dividend Yield. We have not paid and do not anticipate paying any cash dividends in the foreseeable future and, therefore, use an expected dividend yield of zero.

The following table summarizes the assumptions, other than fair value of our common stock, relating to our stock options granted during each of 2016 and 2017:

Year Ended December 31,
	2016	2017
Expected dividend yield	—	—
Expected volatility	57.8% - 62.8%	40.7% - 57.1%
Risk-free interest rate	1.14% - 1.93%	1.92% - 2.1%
Expected term (in years)	6.02 – 6.08	5.02 – 6.08

In addition to the assumptions used in the Black-Scholes option-pricing model, we must also estimate a forfeiture rate to calculate the stock-based compensation expense for our awards. Our forfeiture rate is based on an analysis of our actual forfeitures. We will continue to evaluate the appropriateness of the forfeiture rate based on actual forfeiture experience, analysis of employee turnover and other factors. Changes in the estimated forfeiture rate can have a significant impact on our stock-based compensation expense as the cumulative effect of adjusting the rate is recognized in the period the forfeiture estimate is changed. If a revised forfeiture rate is higher than the previously estimated forfeiture rate, an adjustment is made that will result in a decrease to the stock-based compensation expense recognized in our financial statements. If a revised forfeiture rate is lower than the previously estimated forfeiture rate, an adjustment is made that will result in an increase to the stock-based compensation expense recognized in our financial statements.

We will continue to use judgment in evaluating the expected volatility, expected term and forfeiture rate utilized in our stock-based compensation expense calculations on a prospective basis. As we continue to accumulate additional data related to our common stock, we may refine our estimates of expected volatility, expected term and forfeiture rates, which could materially impact our future stock-based compensation expense.

Common Stock Valuation

The fair value of our common stock underlying stock options has historically been determined by our board of directors, with assistance from management and contemporaneous third-party valuations. Given the absence of a public trading market for our common stock and in accordance with the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately Held Company Equity Securities Issued as Compensation, or the Practice Aid, our board of directors has exercised reasonable judgment and considered numerous objective and subjective factors to determine the best estimate of the fair value of our common stock at each grant date. These factors include:

•	contemporaneous third-party valuations of our common stock;

•	the prices, rights, preference and privileges of our preferred stock relative to the common stock;

•	the prices of common or preferred stock sold to third-party investors by us and in secondary transactions or repurchased by us in arms-length transactions

•	our operating and financial performance;

•	current business conditions and projections;

•	the likelihood of achieving a liquidity event for the shares of common stock underlying these stock options, such as an initial public offering or sale of our company, given prevailing market conditions;

•	the lack of marketability of our common stock;

•	the market performance of comparable publicly-traded e-commerce and technology companies; and

•	the U.S. and global economic and capital market conditions and outlook.

Following the closing of our initial public offering, the fair value per share of our common stock for purposes of determining stock-based compensation will be the closing price of our common stock as reported on the applicable grant date.

Based on the initial public offering price of $             per share of Class A common stock, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, the intrinsic value of stock awards outstanding as of the date of this prospectus was             , of which              and              related to stock awards that were vested and unvested, respectively, at that date.

In determining the fair value of our common stock, we estimated the enterprise value of our business using the market approach and the income approach. Under the income approach, forecast cash flows are discounted to the present value at a risk-adjusted discount rate. The valuation analyses determine discrete free cash flows over several years based on forecast financial information provided by our management and a terminal value for the residual period beyond the discrete forecast, which are discounted at our estimated weighted-average cost of capital to estimate our enterprise value. Under the market approach, a group of guideline publicly-traded companies with similar financial and operating characteristics as us is selected, and valuation multiples based on the guideline public companies’ financial information and market data are calculated. Based on the observed valuation multiples, an appropriate multiple was selected to apply to our historical and forecasted revenue results. The estimated enterprise value is then allocated to the common stock using the Option Pricing Method (OPM), and the Probability Weighted Expected Return Method (PWERM), or the hybrid method. The hybrid method applied the PWERM utilizing the probability of two exit scenarios, going public or being acquired, and the OPM was used in the remaining private scenario.

Prior to August 2017, the equity valuation was based on both the income and the market approach valuation methods and the OPM was selected as the principal equity allocation method. For options granted starting in August 2017, we have used a hybrid method to determine the fair value of our common stock. Under the hybrid method, multiple valuation approaches were used and then combined into a single probability weighted valuation using a PWERM. Our approaches included the use of initial public offering scenarios, a scenario assuming continued operation as a private entity and a scenario assuming an acquisition of the company.

JOBS Act Accounting Election

We are an emerging growth company, as defined in the JOBS Act. Under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies. We have elected to use this extended transition period for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date we (i) are no longer an emerging growth company or (ii) affirmatively and irrevocably opt out of the extended transition period provided in the JOBS Act. As a result, our financial statements may not be comparable to companies that comply with new or revised accounting pronouncements as of public company effective dates.

Recent Accounting Pronouncements

See Note 2 to our consolidated financial statements “Summary of Significant Accounting Policies” for more information.

Quantitative and Qualitative Disclosures about Market Risk

We have operations within the United States and internationally, and we are exposed to market risks in the ordinary course of our business, including the effects of interest rate changes and foreign currency exchange rate fluctuations. Information relating to quantitative and qualitative disclosures about these market risks is described below.

Interest Rate Sensitivity

Interest expense related to our outstanding debt as of December 31, 2017 is related to fixed rate debt and interest expense related to the build-to-suit lease and is not sensitive to movements in interest rates. A 10% increase or decrease in interest rates would not have a material effect on our interest expense.

Foreign Currency Risk

Many of our event organizers live or operate outside the United States, and therefore we have significant ticket sales denominated in foreign currencies, most notably the British Pound, Euro, Canadian Dollar, Australian Dollar, Brazilian Real and Argentinian Peso. If currency exchange rates remain at current levels, currency translation could continue to negatively affect net revenue growth for events that are not listed in U.S. dollars and could also reduce the demand for U.S. dollar denominated events from attendees outside of the United States. Because the functional currency of our foreign subsidiaries is the U.S. dollar, fluctuations due to changes in currency exchange rates cause us to recognize transaction gains and losses in our statement of operations. 10% increase or decrease in current exchange rates would not have a material impact on our consolidated results of operations.

Letter from the Eventbrite Founders

We believe it’s in all of us: the desire for human connection. Throughout history people have gathered together to celebrate and to share stories, talents and points-of-view as communities. Live experiences are fundamental to fulfilling that undeniable human desire to understand and find acceptance both from within ourselves and among others. From the first day we set out on this journey, that belief inspired our mission: to bring the world together through live experiences.

Yet when we founded Eventbrite in 2006, we were not certain if live events were going to survive the digital revolution that was quickly reshaping society. Was technology fundamentally changing a centuries old human truth? Instead of gathering as communities in flesh and blood, would we instead accept less meaningful, if not more convenient, virtual meetups as a replacement?

It turns out, the effect of social, mobile, data ubiquity and other trends in the last ten years has accelerated the ability to fulfill the basic desire to connect. First by making it easier for those with a passion to bring their community together, and second by making it easier for everyone to find their communities. This has forged an experience economy for event creators to build businesses around their passions. We believe this will continue, and Eventbrite will continue to power the success of event creators.

Our belief in creators to grow the experience economy has never been stronger, as more people dare to pursue their passion as their life’s work. Yet it is not without complex tasks and unanticipated obstacles that they take on this challenge. Event creators embrace the staggering work of bringing people together through vision, perseverance and execution. Despite so many barriers, they remain committed and an inspiration to us every day.

We focus on enabling the greatest number of creators to develop the greatest number of experiences by lowering two main barriers: friction and cost. We fundamentally believe that we should only succeed as a business if the creators succeed. Every day, Britelings around the world wake up with one question on their minds: how can I help creators bring people together through live experiences?

To help event creators more easily and successfully engage attendees, we’ve created a platform for attendees to discover and connect with creators, finding the right experience for the right moment. Our technology not only helps event creators reach their audience but also helps improve the daily lives of attendees all over the world.

At just over a decade into our journey, we find ourselves as passionately dedicated to achieving our mission as we were on the first day in our office on Utah Street in San Francisco—to uphold that basic human desire of understanding and acceptance by empowering event creators and leading the way in building this experience economy.

We are here to bring the world together through live experiences.

Sincerely,

Julia, Kevin and Renaud

BUSINESS

Overview

We founded Eventbrite to bring the world together through live experiences. We believe live experiences are fundamental to fulfilling a human desire to connect. Our company serves event creators—the people who bring others together to share their passions, artistry and causes through live experiences—and we empower their success.

We built a powerful, broad technology platform to enable creators to solve the challenges associated with creating live experiences. Our platform integrates components needed to seamlessly plan, promote and produce live events, thereby allowing creators to reduce friction and costs, increase reach and drive ticket sales. By reducing risk and complexity, we allow creators to focus their energy on producing compelling and successful events.

We succeed when creators succeed. Our business model is simple: we charge creators on a per-ticket basis when an attendee purchases a paid ticket for an event. We grow with the creators as they plan, promote and produce more events and grow attendance. In 2017, we helped more than 700,000 creators issue approximately 203 million tickets across approximately three million events in over 170 countries.

Creators face numerous challenges in planning, promoting and producing events. These challenges stem from complex and interdependent workflows required before, during and after events. Creators have historically relied on a fragmented set of online and offline tools that inhibit, rather than enhance, these workflows. While some of the largest professional event creators have access to costly technology systems for event management, many creators lack the budget and staff necessary to benefit from these legacy technologies. Our comprehensive platform is designed to be easy to use and intuitive while providing sophisticated capabilities to the widest range of event creators.

We designed our platform for all creators, regardless of category, country, size or type of event. We enable events ranging from fundraisers, seminars, wellness activities and music festivals to classes and cultural celebrations all over the world. Anyone can create or discover events on Eventbrite. This allows more creators to produce original and compelling experiences, attracting more attendees to these experiences. As a consequence, we believe we are expanding the global market for live experiences.

Our platform meets the complex needs of creators through a modular and extensible design. It can be accessed from Eventbrite.com, our mobile apps and through other websites. This modularity facilitates rapid product development and allows third-party developers to integrate features and functionality from Eventbrite into their environment. Our platform also allows developers to seamlessly integrate services from third-party partners such as Salesforce, Facebook and Hubspot. Importantly, we have designed our platform to produce consistent and reliable performance, handling both surges in traffic and transaction volume associated with high-demand on-sales and the load associated with supporting millions of events each year. This approach gives creators a platform that can scale to their needs, offering everything from basic registration and ticketing to a fully-featured event management platform.

This platform approach has allowed us to pioneer a powerful business model that drives our go-to-market strategy and allows us to efficiently serve a large number and variety of creators. We believe our business model will enable us to achieve and grow profitability as we increase our scale. We attract creators to our platform through multiple means. Our broad footprint across geographies, diversity of event types and depth in key categories brings creators to us through word of mouth or their experiences as attendees of events produced by other Eventbrite creators. In addition, we are a leading publisher and distributor of event-related guides, resources and other content, which elevates our brand recognition and drives our prominence in search engine results. Finally, we make available our platform’s functionality for free events, which allows us to attract many creators who often later use our solutions for paid events. More than 95% of creators who used our platform in 2017 signed themselves up for Eventbrite. We augment this model with a highly-targeted sales team that focuses on acquiring creators with events in specific categories or countries. Substantially all of our creators create and manage events without the need for service or support.

We believe our financial performance reflects the success of creators on our platform. Over the past several years, we have seen significant growth in creators, events and paid tickets in our business. In 2017, our net revenue was $201.6 million, up from $133.5 million in 2016, representing year-over-year net revenue growth of 51.0%. This growth was primarily the result of paid ticket growth, fueled in part by recent acquisitions. In 2017, our net loss was $38.5 million compared to a net loss of $40.4 million in 2016. In 2017, our Adjusted EBITDA was $4.2 million compared to $(17.6) million in 2016. In 2017, our net cash provided by operating activities was $29.8 million, and free cash flow was $21.1 million. For more information about Adjusted EBITDA and free cash flow, including the limitations of such measures, and a reconciliation to the most directly comparable measures calculated in accordance with GAAP, see the section titled “Selected Consolidated Financial Data and Other Data—Non-GAAP and Other Data.”

Our Market

The global market for live experiences is large and rapidly increasing in size and diversity. We believe that a significant portion of our market opportunity is represented by categories that were previously not well served by event management technology. The landscape of services to manage the complexities of planning, promoting and producing events is highly fragmented. Creators use a variety of approaches and solutions to achieve these goals. We believe that the breadth of functionality on our platform, combined with its ease of access, has enabled creators to build businesses and introduce new types of live experiences.

Based on market data prepared in conjunction with a third party, we believe that in 2018, our platform will address a current market opportunity in our top 12 markets that is estimated to be 1.1 billion paid tickets generating $3.2 billion in gross ticket fees, along with an additional 1.9 billion free tickets. This market opportunity can be broken down into four broad areas that reflect our current target market: registration (for a variety of events), festivals, music and endurance events. We believe that our target market is continuing to expand across new categories and geographies, and into larger events as the live experience market continues to grow. Further, we believe our platform can address certain additional potential market opportunities, including: tours and attractions, movie theatres, performing arts and spectator sports. The market data, and our expectations about the future growth of our market opportunity, are supported by data from the U.S. Bureau of Labor Statistics, which projects that the event industry in the United States will grow by 44% by 2020.

This reflects our target market: the millions of events that happen all over the world that lie between the two ends of the spectrum of live events. Specifically, we address the broad range of events between those where the venue dictates the ticketing relationship, like professional sports and blockbuster concerts, and those where there are often no formal venue or event management needs, like small personal gatherings. We believe that there are millions of creators globally who are in this target market, operating in a variety of categories and serving a nearly unlimited range of events. No two creators are the same. These creators can be sole proprietors, employees of larger organizations or entrepreneurs that have their own businesses with many employees. They require a platform that supports everything from a ten-person cooking class to a 100,000-person music festival.

The landscape of solutions and systems to manage the complexities of planning, promoting and producing events is highly fragmented. Creators use a variety of approaches and solutions to achieve these goals. Some event creators use offline methods with proven effectiveness. Others integrate a number of commercially available point solutions, like PayPal and Google Forms, to meet their needs. Others build internal solutions, committing to continued technology investments. Finally, some creators select sales-driven software providers that require significant investment in training, professional services and customization. A significant number of creators have historically lacked the choice of an end-to-end technology solution built on modern, open architectures that can fully meet their needs.

Trends in Our Favor

We believe live experiences are fundamental to fulfilling a human desire to connect. This interest in human connection drives the creation of more diverse events today than ever before, ranging from consumer-focused experiences such as music concerts and beer festivals, to cause-related events like marches, fundraisers and political rallies. According to an Eventbrite survey conducted by Crowd DNA, four out of five adults surveyed in our top four geographic markets attended a live event in the past year, indicating broad interest in events.

A combination of trends in consumer behavior and technology is increasing the role and importance of live experiences and provides a tailwind for our market opportunity. We call this the “experience economy.”

•

Consumer Preferences Shifting to Experiences. We are in the middle of a societal transition to a world that prioritizes experiences over goods. According to the U.S. Bureau of Economic Analysis, growth in consumer spending on experiences in the United States has consistently outpaced overall growth in consumer spending for the last few decades, even during periods of economic recession. In a proprietary report that we commissioned, over 70% of adults surveyed in our top four geographies reported they would rather spend money on experiences as compared to material goods.

•	Rising Importance of Experiential Marketing. Live experiences have become increasingly critical in connecting companies, products and brands to their target audiences. According to a 2017 eMarketer survey, events were rated as the most effective marketing channel to engage with potential customers and nearly 70% of marketing decision makers planned to increase spending on events in the coming year.

•	Content Owners Extending Monetization. Thanks to the rise of digital distribution of content, today, traditional media companies and content owners enjoy a closer relationship with some of their end users. As a result, these media companies and content owners increasingly leverage data with direct marketing capabilities to target these end users with live experiences. Live music sales have grown steadily over the past 15 years, and are the primary source of revenue for artists in the U.S. music industry.

•	Technology Acting as an Enabler. Recent advances in mobile, social media, cloud software and other digital technologies act as a catalyst for live experiences. Internet ubiquity and smartphone adoption propel the use of online and mobile ticketing, reducing the discovery and transactional friction associated with acquiring tickets. Social media enables attendees to become evangelists of events and serves as a low-cost promotion tool and distribution channel, improving the efficiency of attendee acquisition for event organizers. The shift to cloud has led to the emergence of a low-cost infrastructure upon which we can build powerful, self-service software.

Our Value Proposition

Our platform supports a wide range of creators through a simple interface with capabilities that are powerful and reliable and scale with their needs, delivering the following benefits:

•	Streamlined Creator Experience. Our platform is designed to be powerful, yet easy to use, and to seamlessly support the entire lifecycle of an event. Creators are able to use our platform without training, support or professional services. As a result, our platform reduces the time and effort necessary to produce live experiences. Creators can launch an event on the platform in a matter of minutes. Our platform scales with creators. Many creators begin to use our platform for free gatherings and evolve to paid events of various sizes.

•	Reduced Cost to Manage Events. Our platform is available for anyone to use for free, and we offer a range of attractively-priced packages to serve a variety of creator needs. Not only is our product affordable, but creators often find they can do more on their own, reducing the need for staff and other third-party vendors.

•	Real-Time Insights. Platform analytics bring insight to creators about multiple dimensions of an event, allowing them to make real-time decisions that directly impact attendance, revenues, profitability and the attendee experience.

•	Trusted Attendee Experience. Event registration and payments are the first touch points of the attendee with the creator brand and are critical to create an overall positive experience. Attendees are able to register, purchase and access their tickets in a few taps of a smartphone or clicks on their computer. The speed of the registration process maximizes conversion during the purchase flow and, therefore, enhances the creators’ return on marketing efforts. Furthermore, our digital tickets remove friction associated with traditional box offices and enable streamlined entry through a variety of technological improvements in access control and queueing.

•

Extended Creator Reach. We have a number of capabilities to help connect attendees’ individual interests with creators’ events. Search and browse functionality allows attendees who are in the market for a particular event to easily find it on Eventbrite or through our search engine prominence. Additionally, our platform supports social sharing and has deep integrations with distribution partners where we extend the reach of creators’ events to new and relevant audiences. Finally, we offer creators access to a number of paid marketing channels to drive additional sales.

Our Strengths

•	Our Comprehensive Platform Serves Any Creator. Our platform combines deep functionality designed to serve sophisticated creators yet is intuitive and easy to use for creators of all types. This platform is modular and extensible, allowing us to build new capabilities quickly and to integrate with best-in-class third-party services. In 2017, our platform supported nearly three million events in more than 170 countries on a cloud-based infrastructure.

•	Our Business Model Has Cost Advantages in Creator Acquisition and Operations. Creators become aware of Eventbrite through word of mouth, exposure from purchasing tickets as attendees and our search engine prominence, a free offering that drives paid adoption and our relevant professional content. More than 95% of creators who used our platform in 2017 signed themselves up for Eventbrite. Our single global system combined with self-service functionality allows us to reduce cost of operations and optimize service delivery.

•	Our Commitment to Creators Shapes Our Culture. Our creator-centric culture drives innovation, high performance and global sensibility. Creators inspire product evolution and help us to attract a mission-driven talent base with similar passion and commitment. This unique environment and focus on people and culture feeds the productivity and engagement of our team, driving long-term success for creators and our business.

Our Growth Strategy

•	Attract New Creators to Our Platform. We will continue to broaden the reach of our platform by efficiently attracting new creators. We will continue to leverage a number of creator acquisition triggers, such as prior experience as attendees, word of mouth from other creators, our prominence in search engine results, the ability to try the product for free events and our library of content. By serving these new creators, we aim to benefit from the variety of high quality events they bring to our platform and enhance our reputation, driving further creator acquisition through word of mouth and referrals.

•	Add Capabilities to Better Serve Specific Categories. The breadth of our platform has enabled us to build a strong historical track record of expanding our business by developing capabilities to better address specific event categories. For example, in 2016, we decided to focus on independent music venues by building out category-specific capabilities on our platform. We will continue to strategically add category-specific capabilities, expanding the breadth and depth of our platform.

•	Add Capabilities to Better Serve Specific Countries. Eventbrite is globally available. In 2017, our platform supported events in more than 170 countries. However, every country is unique and requires a thoughtful process to support creators. As we serve more creators in specific countries, we intend to localize our platform by adding new capabilities, often around local payment methods or supporting local tax systems, in order to further scale in these markets.

•	Develop New Revenue Streams Based on Complementary Offerings. As we grow and evolve with creators, we plan to develop new capabilities and solutions to enhance our core offering. These capabilities and services allow us to better serve creators, unlocking additional revenue streams and developing opportunities with attendees directly. For example, we currently offer web and mobile development on our proprietary platform to help creators express their brands through their event listing page, profile page, email and other event-related digital assets. We intend to continue to invest in these types of solutions by monitoring changing creator and attendee needs and developing offerings where we see the greatest opportunity for growth.

•

Selectively Acquire Businesses Focused on Serving Creators. We have been successful leveraging our platform to make selective acquisitions that have contributed to creator and revenue growth. We accelerated our momentum through the acquisitions of ticketscript and Ticketfly. By finding like-minded teams who share a common ethos around serving creators, we can continue to expand and offer new capabilities to existing creators. The modularity and extensibility of our platform enables us to quickly integrate and migrate creators to the Eventbrite platform, allowing us to quickly deprecate the acquired technology and associated costs.

Our Technology Platform

To enable creators to more easily plan, promote and produce successful events independent of size, category or geographic location, we have designed a powerful and comprehensive platform. Our platform’s cloud-based architecture supports a modular and extensible design that facilitates rapid product development and innovation by our internal development teams, our external partners and a broad developer ecosystem.

The five core tenets guiding our platform design are:

•	Accessibility. We build intuitive mobile and Web applications that connect to a single platform. Creators can choose how they interface with our platform. Their access is not limited by the channels they prefer.

•	Modularity. Our core capabilities are built as independent components and solutions so that they can be efficiently modified without redeploying the entire codebase. Similarly, new capabilities can be easily added without disturbing the functionality of the existing platform. This approach fuels rapid product development.

•	Extensibility. We can extend our platform to integrate third parties, enabling creators seamless access to best-in-class partners. We also extend their reach by building Eventbrite into social and media properties with large audiences.

•	Flexibility. Our proprietary and third-party components exist on our common platform, allowing creators to seamlessly customize their experience by choosing different functionalities for each event.

•	Reliability. We can centrally manage the performance of our platform, providing oversight and monitoring of that performance to support high-demand on-sales while continually monitoring for fraudulent or malicious activity.

Our platform is visually depicted below.

Our Access Layer

•	Eventbrite.com. Creators, attendees and consumers who use our platform to search for events access Eventbrite’s broad functionality through our responsively designed website.

•	Organizer App. Creators access Eventbrite through our proprietary creator app available on both Android and iOS. This app is customized specifically to help creators quickly create, manage and handle onsite needs.

•	Eventbrite App. Consumers access Eventbrite through our proprietary consumer app available on both Android and iOS. This app is customized specifically to help consumers quickly discover, purchase and gain access to events.

•	Third-Party Social and Media Properties. Our integrations with distribution partners provide consumers access to our transactional capabilities. All events are automatically distributed to these partners and most partners have invested in integrations that allow sales to happen natively on the partner site. We have more than 50 partners today, including Google, Facebook, Spotify, Instagram and Bandsintown.

•	Creator Websites. Eventbrite powers many creator sites, allowing both creators and their audiences to directly interact with the Eventbrite platform through a variety of integrations. This includes our embedded checkout widget to power native transactions directly within the creator’s website, increasing conversion and maintaining engagement in the creator’s brand post-transaction.

Our Performance Layer

We strive to maintain consistent performance in spite of significant variations in the load placed upon our platform at different points in time. Our platform regularly supports events which sell tens of thousands of tickets in just minutes, often with significantly more page views or inventory requests than the total capacity of the event. The timing of high demand episodes is unpredictable, and we accommodate them while managing our typical volumes.

There are three critical mechanisms to ensure this high level of steady-state performance:

•	Fault Tolerance. Although Eventbrite is entirely in the cloud, all of our solutions are designed to handle failures either in critical support infrastructure like site operations or payments. For these kinds of solutions, we either run in multiple “zones” to avoid issues with a failure in any one zone or run multiple partners with the ability to fail-over to different partners depending on availability.

•	Specialized Caching. We have developed specialized caching schemes that render common portions of our components in a highly efficient manner. Instead of requiring the whole page to render with every request straight from our data stores, we can cache elements to ensure consumers have quick load times and so the overall performance of the site is not degraded.

•	Transactional Queuing. We have a proprietary transaction queueing system that tracks the order of arrival of potential ticket buyers across all Eventbrite channels, ensuring that all consumers have fair access to inventory, every time, no matter what channel they use.

Success in delivering a high level of steady-state performance depends on handling episodes of high demand amid a consistently large volume of events. Our efforts here have allowed us to maintain 99.99% system uptime on the Eventbrite platform over the last six years.

Our Core Component Layer

Components are modular elements purpose-built to be shared across points of access. Eventbrite components can be extended to third-party platforms. Additionally, we can integrate third-party components into our platform, giving third parties access to these components while using our platform.

Some of the most important components include:

•	Event Creation and Management. Creators can set up professional ticketing and registration pages within minutes, on any device. They can customize this flow to include multiple ticket types and specifications, design checkout forms, integrate fundraising, implement waitlists and more. Once an event is published, it is immediately available to be managed both online and in our creator apps.

•	Event Discovery. We take into account consumers’ interests and purchase behavior to drive discovery of relevant events and deliver incremental audience and ticket sales to creators. Consumers can search for live experiences by location, date or type of event, save those they are interested in and follow creators to receive a more personalized experience.

•	Checkout. Our platform supports transactions across multiple modes of access. No matter how a consumer comes to Eventbrite, they encounter the same high-performance purchase flow. While ensuring a high-conversion experience, this component also ensures that we track inventory and test for fraud or other malicious activity. Our apps also allow attendees to store and access tickets conveniently on their mobile devices.

•	Reporting. Creators can also track performance through various charts and reports, review data from past events, install tracking pixels and promote their events on social media.

•	Onsite Tools. On the day of the event, we help creators with ticket scanning, streamlined entry and maintaining accurate counts and we also provide point-of-sale solutions.

Importantly, we are not limited to components that we have created. We have a platform of more than 100 extensions and API integrations that bring essential software tools and adjacent workflows directly into Eventbrite. Example of areas where we use extensions to enhance creator functionality include:

•	Email Marketing. More than ten email marketing software (EMS) providers plug into the Eventbrite APIs to deliver a unified experience of event management and email marketing. Creators are able to leverage integrations with MailChimp, AWeber, Emma and many other leading EMS providers.

•	Advertising & Promotion. Through partner extensions, we give creators access to a range of promotional and advertising solutions that allow them to reach a wider audience and sell more tickets. These include solutions that enable the automation of social media advertising, software for running word of mouth marketing campaigns and deep integrations with media properties that offer incremental reach and awareness.

•	CRM & Analytics. Creators are able to connect Eventbrite to a range of industry-leading customer relationship management and analytics tools through partner-built integrations. These include tools such as Salesforce, HubSpot and Zoho.

•	Mobile Apps and Event Operations. Creators can take advantage of a number of best-in-class event technology providers, ranging from event mobile apps, badge and ticket printing, session scheduling and live streaming.

Our Service Layer

The base layer of our platform is a set of services accessible through programmer interfaces that allow all developers access to the platform’s data and capabilities in a powerful, secure and intuitive way.

Key services include:

•	Orders. Our order service enables transactions on Eventbrite.com, our organizer and consumer apps, API-driven transactions from our distribution partners and embedded checkout from within creators’ websites.

•	Events. Our event service captures all data around an event in the creation flow regardless of how the service is accessed and renders this data in the appropriate format depending on how the event is accessed.

•	Payments. We deliver an integrated payment solution for creators as a Level 1 PCI-DSS Compliant Merchant and Service Provider. Despite having multiple vendors, our integrated approach allows us to offer a simple onboarding process, a seamless checkout experience, quick refunds for attendees, simple payout schedules and a unified chargeback process.

•	Risk Decisions. We have built a risk and fraud system that uses machine-learning models and business rules to evaluate every transaction processed for fraud and malicious use in milliseconds. This system uses hundreds of features and data points to inform fast and accurate decisions with low false positive rates. The systems and operations that we have created to fight fraud have become a key strategic advantage.

•	Permissions. Our comprehensive permissions handling service controls access to all of our platform capabilities. This system enables creators with more complex needs to handle multi-user access, multiple roles and collaboration on events and accounts.

•	Assortments. We offer creators multiple packages at different price points to allow them to select the perfect package for their needs. Our creators have access to specific features, APIs and services based on their selected package.

Our Go-To-Market Strategy

Our go-to-market strategy allows us to efficiently serve a large number and variety of creators. We attract creators to our platform through multiple means. Our category leadership and diversity of event types brings creators to us through word of mouth or their experiences as attendees at events produced by other Eventbrite creators. In addition, we are a leading publisher and distributor of content, which elevates our brand and drives prominence in search engine results. Finally, we make our platform available for free events, which allows us to attract many creators who then use our solution for paid events. More than 95% of creators who used our platform in 2017 signed themselves up for Eventbrite. We augment these efforts with a highly-targeted sales team that focuses on acquiring creators with events in specific categories or countries.

Key components of our go-to-market strategy are described below:

•	Awareness. A significant number of creators become aware of us through either word of mouth or interacting with our platform as attendees. In a 2016 survey of more than 3,000 global creators, 36% of creators reported first learning about Eventbrite through word of mouth and 34% of creators reported first learning of Eventbrite by attending events produced by other Eventbrite creators. Both of these factors have helped us grow organically with low creator acquisition costs. This awareness is amplified by our public relations efforts, which drove more than 1,000 pieces of earned media in 2017.

•	Professional Content. By creating valuable content focused on creator needs, we make creators aware of us as a place for high quality, professional articles housed in a constantly evolving knowledge hub, leading creators to discover our platform as an event management solution. We published over 1,000 pieces of content in 2017, translating this content into five languages and localized for nine countries. Based on Internet traffic, we believe we are the largest online publisher of professional content targeted at creators.

•	Search Engine Prominence. We enjoy an advantage in search engine prominence, driving material organic traffic to our website at no cost. Eventbrite.com is among the top 100 most linked-to sites on the Internet, granting it one of the highest domain authority scores. We enhance this advantage through search engine prominence, resulting in a steady stream of professional creators who come to Eventbrite directly as part of their search for an event management solution.

•	Free-to-Paid Conversion. Our “free for free events” approach attracted more than 400,000 free creators to our platform in 2017. Since 2015, approximately 17% of creators who have produced a free event have gone on to host a paid event within twelve months of their first free event.

In addition, our comprehensive platform supports a global go-to-market strategy and allows us to enter new markets or new categories with minimal additional cost.

Packages

We recently enhanced our go-to-market approach by adding pricing packages to our service, in order to be able to meet the varying needs of creators who come to our platform.

We offer three different pricing packages with corresponding levels of features to provide flexibility for each creator: Essentials, Professional and Premium.

•	Essentials. The Essentials package offers the capabilities required for a simple event at an attractive price. Creators can build a mobile-optimized event page, accept secure payments, use our free promotional solutions, track sales and benefit from time-saving integrations and give attendees a simple, secure checkout experience.

•	Professional. With the Professional package, creators get everything in Essentials plus unlimited ticket types, ticket sales on their own sites, detailed sales analytics, customizable registration forms, payouts before events, reserved seating and comprehensive support.

•	Premium. The Premium package takes everything in the Professional offering and adds account management and access to a number of complementary solutions that enable these creators to scale. Premium features include branded community pages, installment payments, product training, team access and permissions, onsite staffing and support, access control technology, 24/7 phone support and more.

Our packages allow us to address specific types of creators with a targeted offering that balances price and functionality, covering a greater spectrum of creator willingness-to-pay. We believe this approach will allow us to optimize revenue in new creator cohorts in the future.

Our People, Culture and Values

Our mission is to bring the world together through live experiences, and we like to think about working at Eventbrite as the ultimate live experience, which we refer to as the “Briteling Experience.” This experience is built on the foundation of our five core values:

•	Be a creator. Since day one, making it happen has been part of our DNA. It is essential to our success and integral to our culture. We are innovators and doers. We are creators.

•	Go all in. Great ideas come to life when pursued with conviction. With the confidence to take smart risks and learn from failures, we dream big and go all in. It’s how success is made.

•	Simplify it. Creating events is a complex and ambitious effort, so we strive to tackle that complexity at every turn and make it easy for creators to succeed.

•	Let ’em in. Authenticity invites the conversations and connections that can inspire incredible growth. We encourage being yourself and welcoming diverse perspectives.

•	Choose brilliance. We never opt for anything less than our best. We choose brilliance because our mission requires it—and it’s what our creators deserve.

We support a global workforce, with 14 offices in 11 countries, serving creators across the world. We maintain operations in the United States, Argentina, Australia, Belgium, Brazil, Canada, Germany, Ireland, the Netherlands, Spain and the United Kingdom.

As of December 31, 2017, we had a total of 855 employees, of which 840 were full-time employees. 44.7% of our total employees were located at our headquarters in San Francisco, California.

Competition

The market for event management solutions is highly fragmented and is impacted by shifting creator and attendee needs and changing technology and consumer trends. We also compete with internally-developed systems. This competitive landscape provides creators and attendees with many channels to promote or engage with live experiences.

We believe that competition varies by market, category, country and creator type, and that the most critical dimensions of competition are the following:

•	breadth and depth of functionality;

•	quality and reliability of the technology;

•	ability to assist creators in getting access to more potential attendees;

•	ability to address the needs of specific categories;

•	ability to adapt to specific geographies;

•	pricing level and pricing model;

•	reputation and brand as a seamless, transparent and secure platform for creating and attending live experiences;

•	flexibility and integration of technology with complementary products and services;

•	capabilities that create a comprehensive set of event management functionality that help power creator success;

•	ability to provide mobile event management and ticketing; and

•	willingness to offer creators access to capital ahead of the event.

We believe that our focus on providing a seamless experience for creators and attendees and a powerful but easy-to-use platform differentiate us from our competitors and that we compete favorably with respect to the factors above.

We do not typically compete with event management providers who sell sports, music and concert tickets in the world’s largest stadiums, arenas and amphitheaters. This market is characterized by multi-year financial commitments including operating leases and outright ownership of venues with commensurately higher fee structures to support the higher real estate-based cost. We also believe these systems are impractical for the majority of event creators, as they often require significant costs, substantial amounts of on-premises equipment and software customization. Finally, this segment of the market is challenged by distinct factors such as widespread and unauthorized and often highly-regulated secondary ticketing. Further, we also do not compete for every type of ticket. For instance, we do not currently participate in the movie or airline markets. Therefore, we do not consider all “ticketing” companies to be competitors.

In assessing our competitive landscape, we believe that our competitors fall into two broad groups:

•	Event management software vendors. These providers are dedicated to a particular category of events, and typically in a limited number of countries. They often focus on providing solutions for larger scale, professional affairs, relying on a sales-driven go-to-market strategy that can be high cost and often involves the use of capital in the form of signing fees and advances to secure contracts. Lastly, their offerings tend to be proprietary on-premises software. This group also includes many internal systems, which typically lag in adoption of more modern architectures.

•	Smaller long tail providers. These providers are typically smaller in scale and have limited technology and feature functionality. While they typically use modern development methods and use a cloud infrastructure, they may lack the scale to take advantage of the efficiencies of a platform approach.

Our Product Development Approach

We invest substantial resources in product development to enhance our platform and develop new products and features.

Our product development organization consists of world-class engineering, product and design teams. As of December 31, 2017, we had more than 281 professionals across these teams, representing approximately 33% of our full-time employees. Our engineering, product and design teams work together to drive continual innovation.

In 2016 and 2017, product development expenses were 17.0% and 15.2% of net revenue, respectively.

Intellectual Property

We protect our intellectual property through a combination of trademarks, domain names, copyrights, trade secrets and patents, as well as contractual provisions and restrictions governing access to our proprietary technology.

We registered “Eventbrite” as a trademark in the United States, Australia, Argentina, Brazil, Canada, China, European Union, Germany, Ireland, the Netherlands, Mexico, Spain, the United Kingdom and certain other jurisdictions. We also have filed other trademark applications in the United States, Argentina, Australia, Brazil, Canada, Germany, Ireland, the Netherlands, Spain, the United Kingdom and certain other jurisdictions, and will pursue additional trademark registrations to the extent we believe it would be beneficial and cost effective.

As of December 31, 2017, we had 13 issued patents, which expire between 2031 and 2032, and one patent application pending in the United States. These patents and patent applications seek to protect proprietary inventions relevant to our business. We intend to pursue additional patent protection to the extent we believe it would be beneficial and cost effective.

We are the registered holder of a variety of domain names that include “Eventbrite” and similar variations.

In addition to the protection provided by our registered intellectual property rights, we also enter into confidentiality agreements with our employees, consultants, contractors and business partners. Our employees, consultants and contractors are also subject to invention assignment agreements, pursuant to which we obtain rights to technology that they develop for us. We further protect our rights in our proprietary technology and intellectual property through restrictive license and service use provisions in both the general and product-specific terms of use on our website and in other business contracts.

Facilities

We lease approximately 48,812 square feet of space in San Francisco, California for our headquarters under a lease agreement that expires in November 2020. We also lease facilities in Nashville, Tennessee, Argentina, Australia, Belgium, Brazil, Canada, Germany, Ireland, the Netherlands, Spain and the United Kingdom to support our global team.

We anticipate leasing additional office space in future periods to support our growth. We intend to further expand our facilities or add new facilities as we add employees and enter new geographic markets, and we believe that suitable additional or alternative space will be available as needed to accommodate any such growth. However, we expect to incur additional expenses in connection with such new or expanded facilities.

Legal Matters

We are not a party to any material legal proceedings. From time to time we may be subject to legal proceedings and claims arising in the ordinary course of business.

Government Regulation

We are subject to a number of foreign and domestic laws and regulations that affect companies conducting business on the Internet, many of which are still evolving and could be interpreted in ways that could harm our business. These laws and regulations are often complex, sometimes contradict other laws, and are frequently still evolving. Laws and regulations may be interpreted and enforced in different ways in various locations around the world, posing a significant challenge to our global business. For example, U.S. federal and state laws, EU directives and regulations, and other national laws and regulations govern the processing of payments, consumer protection and the privacy of consumer information; other laws define and regulate unfair and deceptive trade practices. Still other laws dictate when and how sales, amusement or other taxes must be collected. The growing regulation of eCommerce worldwide could impose additional compliance burdens and costs on us or on creators and attendees, and could subject us to significant liability for any failure to comply. Additionally, because we operate internationally, we need to comply with various laws associated with doing business outside of the United States, including anti-money laundering, anti-corruption and export control laws. Concern about the use of platforms for illegal conduct, such as money laundering or to support terrorist activities, may in the future result in legislation or other governmental action that could require changes to our platform.

See the section titled “Risk Factors”, including the subsections titled “Risk Factors—Data loss or security breaches could harm our business, reputation, brand and results of operations,” “Risk Factors—The processing, storage, use and disclosure of personal data could give rise to liabilities as a result of governmental regulation, conflicting legal requirements or differing applications of privacy regulations,” “Risk Factors—Our platform might be used for illegal or improper purposes, all of which could expose us to additional liability and harm our business,” “Risk Factors—Our business is subject to various import and export regulations. Our failure to comply with those laws and regulations could harm our business” and “Risk Factors—Our business is subject to a wide range of laws and regulations. Our failure to comply with those laws and regulations could harm our business,” for additional information about the laws and regulations we are subject to and the risks to our business associated with such laws and regulations.

MANAGEMENT

Executive Officers and Directors

The following table provides information regarding our executive officers and directors as of May 31, 2018:

Name	Age	Position
Executive Officers:
Julia Hartz	38	Co-Founder, Chief Executive Officer and Director
Randy Befumo	47	Chief Financial Officer
Omer Cohen	49	Chief People Officer
Samantha Harnett	42	Senior Vice President and General Counsel
Brian Irving	43	Chief Brand Officer
Patrick Poels	50	Senior Vice President of Platform

Non-Executive Officer Directors:
Katherine August-deWilde(2)(3)	70	Director
Roelof Botha(1)(2)(4)	44	Director
Andrew Dreskin	49	President of Music and Director
Kevin Hartz	48	Co-Founder, Executive Chairman and Director
Sean Moriarty(2)	48	Director
Lorrie Norrington(1)(3)	58	Director
Steffan Tomlinson(1)	46	Director

(1)	Member of the audit committee.
(2)	Member of the compensation committee.
(3)	Member of the nominating and corporate governance committee.
(4)	Lead independent director.

Each executive officer serves at the discretion of our board of directors and holds office until his or her successor is duly elected and qualified or until his or her earlier resignation or removal. Ms. Hartz and Mr. Hartz are wife and husband.

Executive Officers

Julia Hartz. Ms. Hartz co-founded our company and has served as our Chief Executive Officer and a member of our board of directors since April 2016. From 2006 to April 2016, Ms. Hartz served as our President. From 2003 to 2005, Ms. Hartz served as a manager of various television network series at Fox Networks Group, a media company, and from 2001 to 2003, Ms. Hartz developed and managed a network television series at MTV Networks, a part of Viacom, a media company. Ms. Hartz holds a Bachelor of Arts in Telecommunications from Pepperdine University.

We believe that Ms. Hartz is qualified to serve as a member of our board of directors based on the perspective and experience she brings as our co-founder and Chief Executive Officer.

Randy Befumo. Mr. Befumo has served as our Chief Financial Officer since November 2016. From July 2016 to November 2016, Mr. Befumo served as our Interim Chief Financial Officer. From May 2013 to October 2016, he served in various other leadership roles with us, primarily as the VP of Strategy. From 2006 to 2013, Mr. Befumo served as director of research at Legg Mason Capital Management, an investment company. Mr. Befumo holds a Bachelor of Arts in Interdisciplinary Studies, Religion and Philosophy from The College of William and Mary.

Omer Cohen. Mr. Cohen has served as our Chief People Officer since September 2017. From 2012 to 2017, Mr. Cohen held various roles at Lytro, a light field imaging and virtual reality content company, including Chief

Operating Officer from 2015 to 2017 and Chief People Officer from 2012 to 2015. Prior to that, Mr. Cohen founded TrustAdvantage, a boutique organizational effectiveness consulting practice and also formerly served as Chief Operating Officer and then President of the Great Place to Work Institute, Inc. Mr. Cohen holds a Master of Business Administration from the University of Michigan, Stephen M. Ross School of Business, and a Bachelor of Arts in Economics from Brown University.

Samantha Harnett. Ms. Harnett has served as our Senior Vice President and General Counsel since May 2018, and previously as our Vice President, General Counsel from November 2015 through May 2018. From March 2005 to November 2015, Ms. Harnett served in various positions at ZipRealty, a real estate technology and online brokerage company, including most recently as the general counsel and senior vice president of business development from October 2009 to November 2015. Prior to that, Ms. Harnett was an associate at Wilson Sonsini Goodrich and Rosati, P.C. Ms. Harnett holds a Juris Doctor from Santa Clara University School of Law and a Bachelor of Arts in Psychology from California State University.

Brian Irving. Mr. Irving has served as our Chief Brand Officer since January 2018. From September 2016 to September 2017, Mr. Irving served as the chief marketing and revenue officer for Just, Inc. (formerly Hampton Creek), a food manufacturing company. From May 2015 to July 2016, Mr. Irving served as global marketing director at Airbnb, an online hospitality marketplace. From July 2013 to May 2015, Mr. Irving served as the senior director of marketing for Google Play, a division of Alphabet. Mr. Irving holds a Bachelor of Arts in International Relations from Michigan State University.

Patrick Poels. Mr. Poels has served as our Senior Vice President of Platform since January 2018 and, prior to that, he served as our Vice President of Engineering from March 2012 to January 2018, and as our Director of Data Engineering from November 2011 to March 2012. From 2010 to 2011, Mr. Poels served as the chief technical officer at Pathways Platform, a healthcare staffing company. Previously, Mr. Poels was an executive at Ticketmaster.

Non-Executive Officer Directors

Katherine August-deWilde. Ms. August-deWilde has served on our board of directors since February 2016. Ms. August-deWilde is currently the Vice Chair of First Republic Bank, a position she has held since the beginning of 2016. Ms. August-deWilde has served as an executive at First Republic Bank since 1985 and has previously served as chief operating officer from 1993 to 2014 and president from 2007 to 2015. Ms. August-deWilde has served on the board of directors of First Republic Bank since 1988, Sunrun, a publicly-traded solar panel and energy company, since 2016, and TriNet Group, a publicly-traded human resources software solution company, since 2013. She also currently serves on the board of directors of a number of privately-held companies. Ms. August-deWilde is currently a member of the Advisory Council of the Stanford Center on Longevity and a member of the Stanford University Graduate School of Business Advisory Council. Ms. August-deWilde holds a Master of Business Administration from the Stanford Graduate School of Business and a Bachelor of Arts in History from Goucher College.

We believe that Ms. August-deWilde is qualified to serve as a member of our board of directors due to her leadership experience and experience serving on the boards of directors of public companies.

Roelof Botha. Mr. Botha has served as a member of our board of directors since October 2009. Since January 2003, Mr. Botha has served in various positions at Sequoia Capital, a venture capital firm, including as a Managing Member since 2007. From 2000 to 2003, Mr. Botha served in various positions at PayPal, a payment processing and financial services company, including as chief financial officer. Mr. Botha has served on the board of directors of MongoDB, a publicly-traded general purpose database platform, since 2013, Square, Inc., a publicly-traded company that provides payments, financial and marketing services, since 2011, and Natera, a publicly-traded genetic testing company, since 2007. He also currently serves on the board of directors of a number of privately-held companies. Mr. Botha previously served on the board of directors of Xoom Corporation from May 2005 until its acquisition by PayPal in 2015. Mr. Botha holds a Master of Business Administration from the Stanford University Graduate School of Business and a Bachelor of Science in Actuarial Science, Economics and Statistics from the University of Cape Town.

We believe that Mr. Botha is qualified to serve as a member of our board of directors due to his knowledge of the technology industry and experience serving on the boards of directors of public companies.

Andrew Dreskin. Mr. Dreskin has served as our President of Music and a member of our board of directors since December 2017. From January 2008 to September 2017, Mr. Dreskin served as the chief executive officer and was a co-founder of Ticketfly, a music ticketing and marketing company we acquired in September 2017. Earlier in his career, Mr. Dreskin served as the chief executive officer and was a co-founder of TicketWeb. TicketWeb was acquired by Ticketmaster in 2000. Over the course of his career, Mr. Dreskin has held various roles in the record, concert and festival industries. He currently serves on a variety of not-for-profit boards including Headcount, an organization that works with musicians to promote participation in democracy. Mr. Dreskin holds a Bachelor of Arts in History from Tulane University.

Mr. Dreskin is qualified to serve as a member of our board of directors because of his experience working in the live events and ticketing industries.

Kevin Hartz. Mr. Hartz co-founded our company and currently serves as the Executive Chairman of our board of directors and has served on our board of directors since October 2005. From September 2016 until June 2018, Mr. Hartz served as a partner and entrepreneur in residence at Founders Fund, a venture capital investment fund. From October 2005 to September 2016, Mr. Hartz served as our Chief Executive Officer. From 2001 to 2015, Mr. Hartz co-founded and held various roles at Xoom Corporation, a publicly-traded payments processing company that was sold to PayPal in 2015, including serving as its chief executive officer from 2001 to 2005 and director from 2001 to 2015. Mr. Hartz holds a Masters of Studies degree in History from Oxford University and a Bachelor of Arts and Science in History and Applied Earth Science from Stanford University.

We believe that Mr. Hartz is qualified to serve as a member of our board of directors based on the perspective and experience he brings as our co-founder and former chief executive officer and his experience serving on a public company board.

Sean Moriarty. Mr. Moriarty has served on our board of directors since January 2010. Since August 2014, Mr. Moriarty has served as the chief executive officer and as a member of the board of directors of Leaf Group, a publicly-traded diversified media platform company. Mr. Moriarty previously served as the chief executive officer of Saatchi Online, which operated Saatchi Art, an online art gallery, from August 2013 to August 2014, prior to its acquisition by Leaf Group. From 2009 to 2012, Mr. Moriarty was an entrepreneur in residence at Mayfield Fund, a venture capital firm. From 2007 to 2009, Mr. Moriarty was president and chief executive officer of Ticketmaster, a live entertainment ticketing and marketing company, and he held various other positions at Ticketmaster from 2000 to 2006, including executive vice president, technology and chief operating officer. Mr. Moriarty served on the Ticketmaster board of directors from 2008 to 2009, and he currently serves on the board of directors of several privately-held companies. Mr. Moriarty attended graduate school at Boston University and the University of South Carolina and holds a Bachelor of Arts in English from the University of South Carolina.

We believe that Mr. Moriarty is qualified to serve as a member of our board of directors due to his executive experience at Ticketmaster and his breadth of leadership experience.

Lorrie Norrington. Ms. Norrington has served as a director on our board of directors since April 2015. Ms. Norrington is currently an operating partner for Lead Edge Capital, a growth equity investment firm. Prior to Lead Edge Capital, Ms. Norrington served in several senior management roles at eBay from 2005 through 2010, including as president of eBay Marketplaces. Prior to joining eBay, she was the chief executive officer of

Shopping.com and held senior positions at Intuit. Ms. Norrington also led a variety of businesses at General Electric Company over a twenty-year period in a broad range of industries. She has served on the board of directors of Colgate-Palmolive Company, a publicly-traded consumer products company, since 2015, HubSpot, a publicly-traded company that provides an inbound marketing and sales platform, since 2013 and currently serves as lead director, and Autodesk, a publicly-traded design and engineering software company, since 2011. Ms. Norrington also currently serves on the board of directors of several privately-held companies. Ms. Norrington holds a Master of Business Administration from the Harvard Business School and a Bachelor of Science in Business Administration from the University of Maryland.

We believe that Ms. Norrington is qualified to serve as a member of our board of directors due to her leadership experience in technology, software and Internet businesses and experience serving on the boards of directors of public companies.

Steffan Tomlinson. Mr. Tomlinson has served as a member of our board of directors since February 2016. From February 2012 to March 2018, Mr. Tomlinson served as chief financial officer of Palo Alto Networks, a publicly-traded cyber security company. From September 2011 to January 2012, Mr. Tomlinson served as chief financial officer at Arista Networks, a provider of cloud networking solutions. From April 2011 to September 2011, Mr. Tomlinson was a partner and chief administrative officer at Silver Lake Kraftwerk, a private investment firm. From 2005 to 2011, Mr. Tomlinson served as chief financial officer at Aruba Networks, a provider of intelligent wireless LAN switching systems. Since May 2017, Mr. Tomlinson has served on the board of directors of Cornerstone OnDemand, a publicly-traded company providing cloud-based learning and talent management solutions. He also previously served on the boards of directors of Qlik Technologies, a publicly-traded data analytics platform, from 2013 to 2016, and Riverbed Technology, a publicly-traded network performance company, from 2014 to 2015. Mr. Tomlinson holds a Master of Business Administration from Santa Clara University and a Bachelor of Arts in Sociology from Trinity College.

We believe that Mr. Tomlinson is qualified to serve as a member of our board of directors and chair of our audit committee due to his background as a member of the board and audit committee of other public companies and his financial and accounting expertise from his experience as chief financial officer of publicly-traded companies.

Code of Conduct

Prior to the completion of this offering, our board of directors will adopt a code of conduct that will apply to all of our employees, officers and directors, including our Chief Executive Officer, Chief Financial Officer and other executive and senior financial officers. Upon the completion of this offering, the full text of our code of conduct will be posted on our website. We intend to disclose any amendments to our code of conduct, or waivers of its requirements, on our website or in filings under the Exchange Act.

Board of Directors

Our business and affairs are managed under the direction of our board of directors. The number of directors will be fixed by our board of directors, subject to the terms of our amended and restated certificate of incorporation and amended and restated bylaws that will become effective immediately prior to the completion of this offering. Our board of directors consists of eight directors, five of whom will qualify as “independent” under NYSE listing standards.

In accordance with our amended and restated certificate of incorporation and our amended and restated bylaws, immediately after the completion of this offering our board of directors will be divided into three classes with staggered three-year terms. Only one class of directors will be elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective three-year terms. Our directors will be divided among the three classes as follows:

•	the Class I directors will be , and , and their terms will expire at the annual meeting of stockholders to be held in 2019;

•	the Class II directors will be , and , and their terms will expire at the annual meeting of stockholders to be held in 2020; and

•	the Class III directors will be , and , and their terms will expire at the annual meeting of stockholders to be held in 2021.

Each director’s term will continue until the election and qualification of his or her successor, or his or her earlier death, resignation or removal. Any increase or decrease in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors.

This classification of our board of directors may have the effect of delaying or preventing changes in control of our company.

Director Independence

Our board of directors has undertaken a review of the independence of each director. Based on information provided by each director concerning his or her background, employment and affiliations, our board of directors has determined that Mses. August-deWilde and Norrington and Messrs. Botha, Moriarty and Tomlinson do not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each of these directors is “independent” as that term is defined under the applicable rules and regulations of the SEC and the listing standards of the NYSE. In making these determinations, our board of directors considered the current and prior relationships that each non-employee director has with our company and all other facts and circumstances our board of directors deemed relevant in determining their independence, including the beneficial ownership of our capital stock by each non-employee director, and the transactions involving them described in the section titled “Certain Relationships and Related Party Transactions.”

Lead Independent Director

Our board of directors will adopt, effective prior to the completion of this offering, corporate governance guidelines that provide that one of our independent directors will serve as our lead independent director. Our board of directors has appointed Roelof Botha to serve as our lead independent director. As lead independent director, Mr. Botha will preside over periodic meetings of our independent directors, serve as a liaison between the Chairperson of our board of directors and the independent directors and perform such additional duties as our board of directors may otherwise determine and delegate.

Committees of the Board of Directors

Our board of directors has established or will establish, effective prior to the completion of this offering, an audit committee, a compensation committee and a nominating and corporate governance committee. The composition and responsibilities of each of the committees of our board of directors is described below. Members will serve on these committees until their resignation or until as otherwise determined by our board of directors.

Audit Committee

Following the completion of this offering, our audit committee will consist of Messrs. Botha and Tomlinson and Ms. Norrington, with Mr. Tomlinson serving as Chairperson. The composition of our audit committee meets the requirements for independence under current NYSE listing standards and SEC rules and regulations. Each member of our audit committee meets the financial literacy requirements of the NYSE listing standards. In addition, our board of directors has determined that Mr. Tomlinson is an audit committee financial expert within the meaning of Item 407(d) of Regulation S-K under the Securities Act. Our audit committee will, among other things:

•	select a qualified firm to serve as the independent registered public accounting firm to audit our financial statements;

•	help to ensure the independence and performance of the independent registered public accounting firm;

•	discuss the scope and results of the audit with the independent registered public accounting firm, and review, with management and the independent registered public accounting firm, our interim and year-end results of operations;

•	develop procedures for employees to submit concerns anonymously about questionable accounting or audit matters;

•	review our policies on risk assessment and risk management;

•	review related party transactions;

•	obtain and review a report by the independent registered public accounting firm at least annually, that describes our internal control procedures, any material issues with such procedures, and any steps taken to deal with such issues; and

•	approve (or, as permitted, pre-approve) all audit and all permissible non-audit services, other than de minimis non-audit services, to be performed by the independent registered public accounting firm.

Our audit committee will operate under a written charter, to be effective prior to the completion of this offering, that satisfies the applicable rules of the SEC and the listing standards of the NYSE.

Compensation Committee

Following the completion of this offering, our compensation committee will consist of Messrs. Botha and Moriarty and Ms. August-deWilde, with Mr. Moriarty serving as Chairperson. The composition of our compensation committee meets the requirements for independence under NYSE listing standards and SEC rules and regulations. Each member of the compensation committee is also a non-employee director, as defined pursuant to Rule 16b-3 promulgated under the Exchange Act, and an outside director, as defined pursuant to Section 162(m) of the Code. The purpose of our compensation committee is to discharge the responsibilities of our board of directors relating to compensation of our executive officers. Our compensation committee, among other things:

•	reviews, approves and determines, or makes recommendations to our board of directors regarding, the compensation of our executive officers;

•	administers our stock and equity incentive plans;

•	reviews and approves, or makes recommendations to our board of directors regarding, incentive compensation and equity plans; and

•	establishes and reviews general policies relating to compensation and benefits of our employees.

Our compensation committee will operate under a written charter, to be effective prior to the completion of this offering, that satisfies the applicable rules of the SEC and the listing standards of the NYSE.

Nominating and Corporate Governance Committee

Following the completion of this offering, our nominating and corporate governance committee will consist of Mses. August-deWilde and Norrington, with Ms. August-deWilde serving as Chairperson. The composition of our nominating and corporate governance committee meets the requirements for independence under NYSE listing standards and SEC rules and regulations. Our nominating and corporate governance committee will, among other things:

•	identify, evaluate and select, or make recommendations to our board of directors regarding, nominees for election to our board of directors and its committees;

•	evaluate the performance of our board of directors and of individual directors;

•	consider and make recommendations to our board of directors regarding the composition of our board of directors and its committees;

•	review developments in corporate governance practices;

•	evaluate the adequacy of our corporate governance practices and reporting; and

•	develop and make recommendations to our board of directors regarding corporate governance guidelines and matters.

The nominating and corporate governance committee will operate under a written charter, to be effective prior to the completion of this offering that satisfies the applicable listing requirements and rules of the NYSE.

Compensation Committee Interlocks and Insider Participation

None of the members of our compensation committee is or has been an officer or employee of our company. None of our executive officers currently serves, or in the past year has served, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our board of directors or compensation committee. See the section titled “Certain Relationships and Related Party Transactions” for information about related party transaction involving members of our compensation committee or their affiliates.

Non-Employee Director Compensation

We did not pay any compensation or make any equity awards or non-equity awards to any of our non-employee directors during the year ended December 31, 2017. Directors may be reimbursed for travel and other expenses directly related to their activities as directors. Directors who also serve as employees receive no additional compensation for their service as directors. During the fiscal year ended December 31, 2017, Ms. Hartz, our Chief Executive Officer, and Mr. Dreskin, our President, Music, were each a member of our board of directors, as well as an employee, and thus received no additional compensation for her or his services as a director. See the section titled “Executive Compensation” for more information about Ms. Hartz’ compensation for the year ended December 31, 2017, and see the following table for the total compensation that was earned by or paid to Mr. Dreskin for his service as an employee for the year ended December 31, 2017. Mr. Dreskin was hired by us in connection with the Ticketfly acquisition in 2017 and the compensation reported below is the result of negotiations between us and Mr. Dreskin in order to incentivize him to join us as an employee. Additionally, in connection with the Ticketfly acquisition, Mr. Dreskin was also appointed to our board, though he does not receive any compensation for his service as a director.

Name	Option awards ($)(1)	All Other Compensation ($)		Total ($)
Andrew Dreskin	2,458,546	520,492	(2)	2,979,038

(1)

The amount reported represents the aggregate grant date fair value of the stock option awarded to Mr. Dreskin in the year ended December 31, 2017, calculated in accordance with FASB ASC Topic 718. Such grant date fair value does not take into account any estimated forfeitures related to service-vesting conditions. The assumptions used in calculating the grant date fair value of the stock option reported in this column are set forth in the Notes to our Consolidated Financial

Statements included elsewhere in this prospectus. The amount reported in this column reflects the accounting cost for the stock option and does not correspond to the actual economic value that may be received by the director upon exercise of the stock option. 25% of the shares subject to the option vested on September 5, 2017, and 1/24th of the shares subject to the option will vest each month thereafter; provided that Mr. Dreskin remains continuously employed with us through each applicable vesting date. The shares subject to the option are not early exercisable. In the event of a change in control, if Mr. Dreskin is terminated by us without cause or he resigns for good reason, in each case within three months prior to or 12 months following such change in control, then 100% of the then-unvested portion of the option and underlying shares of common stock will become vested and exercisable. In the event Mr. Dreskin is terminated by us without cause or he resigns for good reason not in connection with a change in control, then 50% of the then-unvested portion of the option and underlying shares of common stock will become vested and exercisable.
(2)	The amounts reported represent $211,742 in salary for services as our employee, a sign-on bonus in the amount of $183,750 in connection with Mr. Dreskin’s commencement of employment with us, and a discretionary bonus in the amount of $125,000 related to Mr. Dreskin’s performance for fiscal year 2017. Mr. Dreskin did not receive any compensation for his services as a director.

As of December 31, 2017, Ms. August-deWilde held 103,129 shares of restricted stock, Mr. Dreskin held an option to purchase 878,052 shares of our common stock, Mr. Hartz held an option to purchase 1,250,000 shares of our common stock as well as an RSU award for 802,900 shares, Mr. Moriarty held an option to purchase 50,000 shares of our common stock, Ms. Norrington held an option to purchase 184,963 shares of our common stock, and Mr. Tomlinson held an option to purchase 190,392 shares of our common stock. David Morin, who resigned from the board of directors in 2018, held an option to purchase 115,934 shares of our common stock. None of the other non-employee directors held equity awards as of December 31, 2017. Prior to this offering, we did not have a formal policy to compensate our non-employee directors. Immediately prior to the completion of this offering, we intend to implement a formal policy pursuant to which our non-employee directors will be eligible to receive the following cash retainers and equity awards:

Annual Retainer for Board Membership
Annual service on the board of directors (other than chair)	$

Additional Annual Retainer for Committee Membership
Annual service as member of the audit committee (other than chair)	$
Annual service as chair of the audit committee	$
Annual service as member of the compensation committee (other than chair)	$
Annual service as chair of the compensation committee	$
Annual service as member of the nominating and corporate governance committee (other than chair)	$
Annual service as chair of the nominating and corporate governance committee	$

Our policy will provide that, upon initial election to our board of directors, each non-employee director will be granted RSUs having a fair market value of $         (Initial Grant). In addition, on the date of each of our annual meeting of stockholders following the completion of this offering, each non-employee director who will continue as a non-employee director following such meeting will be granted an annual award of RSUs having a fair market value of $         (Annual Grant). If a new non-employee director joins our board of directors on a date other than the date of our annual meeting of stockholders, such non-employee director will be granted a pro-rata portion of the Annual Grant, based on the time between his or her appointment and our next annual meeting of stockholders. The Initial Grant will vest in equal annual installments over three years, subject to continued service as a director through the applicable vesting dates. The Annual Grant will vest in full on the earlier of (i) the first anniversary of the grant date or (ii) our next annual meeting of stockholders, subject to continued service as a director through the applicable vesting date. Such awards are subject to full accelerated vesting upon the sale of the Company.

Employee directors will receive no additional compensation for their service as a director.

We will reimburse all reasonable out-of-pocket expenses incurred by directors for their attendance at meetings of our board of directors or any committee thereof.

EXECUTIVE COMPENSATION

Overview

The following discussion contains forward-looking statements that are based on our current plans, considerations, expectations and determinations regarding future compensation programs. The actual amount and form of compensation and the compensation policies and practices that we adopt in the future may differ materially from currently planned programs as summarized in this discussion.

As an emerging growth company, we have opted to comply with the executive compensation disclosure rules applicable to “smaller reporting companies,” as such term is defined in the rules promulgated under the Securities Act. This section provides an overview of the compensation awarded to, earned by, or paid to each individual who served as our principal executive officer during fiscal year 2017, and our next two most highly compensated executive officers in respect of their service to our company for the year ended December 31, 2017. We refer to these individuals as our named executive officers. Our named executive officers for fiscal year 2017 are:

•	Julia Hartz, our Chief Executive Officer;

•	Randy Befumo, our Chief Financial Officer; and

•	Matthew Rosenberg, our former Chief Revenue Officer.

Our executive compensation program is based on a pay for performance philosophy. Compensation for our executive officers is composed primarily of the following main components: base salary, bonus and equity incentives in the form of stock options. Our executive officers, like all full-time employees, are eligible to participate in our health and welfare benefit plans. As we transition from a private company to a publicly-traded company, we intend to evaluate our compensation philosophy and compensation plans and arrangements as circumstances require.

2017 Summary Compensation Table

The following table provides information regarding the total compensation, for services rendered in all capacities, that was earned by our named executive officers during the fiscal year ended December 31, 2017.

Name and principal position	Year	Salary ($)		Option awards ($)(1)	Non-Equity Incentive Plan Compensation ($)		Total ($)
Julia Hartz	2017	335,000		6,908,171	—		7,243,171
Chief Executive Officer

Randy Befumo
Chief Financial Officer	2017	326,200	(2)	2,480,792	—		2,806,892

Matthew Rosenberg
Chief Revenue Officer(3)	2017	358,700		1,806,400	200,845	(4)	2,365,945

(1)	The amounts reported represent the aggregate grant date fair value of the stock options awarded to the named executive officer in the fiscal year ended December 31, 2017, calculated in accordance with FASB ASC Topic 718. The assumptions used in calculating the grant date fair value of the stock options reported in this column are set forth in the Notes to our Consolidated Financial Statements included elsewhere in this prospectus. The amounts reported in this column reflect the accounting cost for these stock options and do not correspond to the actual economic value that may be received by the named executive officers upon exercise of the stock options.
(2)	Mr. Befumo’s base salary was increased on May 1, 2017 from $315,000 to $330,000 per year.
(3)	As of March 2018, Mr. Rosenberg was no longer employed by us.
(4)	This amount reflects monthly commissions earned by Mr. Rosenberg under the 2017 Chief Revenue Officer Incentive Plan.

Narrative to Summary Compensation Table

Base Salaries

We use base salaries to recognize the experience, skills, knowledge and responsibilities required of all our employees, including our named executive officers. Base salaries are reviewed annually, typically in connection with our annual performance review process, and adjusted from time to time to realign salaries with market levels after taking into account individual responsibilities, performance and experience. For the year ended December 31, 2017, the annual base salaries for each of Ms. Hartz and Messrs. Befumo and Rosenberg were $335,000, $330,000 (noting that Mr. Befumo’s salary was increased in May 2017 from $315,000 to $330,000), and $357,500.

Bonuses and Commissions

In 2017, Mr. Rosenberg participated in the 2017 Chief Revenue Officer Incentive Plan, which provided a monthly commission payment based upon our attainment of certain revenue targets, paid within one month after such amounts are deemed earned by us. None of our other named executive officers received any bonuses or non-equity incentive compensation for 2017.

Equity Compensation

Although we do not have a formal policy with respect to the grant of equity incentive awards to our executive officers, we believe that equity grants provide our executives with a strong link to our long-term performance, create an ownership culture and help to align the interests of our executives and our stockholders. In addition, we believe that equity grants with a time-based vesting feature promote executive retention because this feature incentivizes our executive officers to remain in our employment during the vesting period. Accordingly, our board of directors periodically reviews the equity incentive compensation of our named executive officers and from time to time may grant equity incentive awards to them. During the year ended December 31, 2017, we granted options to purchase shares of our common stock to each of our named executive officers, as described in more detail in the “Outstanding Equity Awards at 2017 Year-End” table.

Tax Deductibility of Executive Compensation

Prior to its amendment by the Tax Act, which was enacted December 22, 2017, Section 162(m) disallowed a tax deduction to public companies for compensation paid in excess of $1.0 million to “covered employees” (generally, such company’s chief executive officer and its three other highest paid executive officers other than its chief financial officer). Such compensation excluded performance-based compensation if certain requirements were met. The Tax Act generally amended Section 162(m) to eliminate the exclusion for performance-based compensation, effective for taxable years following December 31, 2017. The $1.0 million compensation limit was also expanded to apply to a public company’s chief financial officer and to certain individuals who were covered employees in years other than the then-current taxable year.

The existing Section 162(m) regulations also provide a transition period for privately held companies that become public. Specifically, the $1.0 million deduction limit of Section 162(m) does not apply to any remuneration paid pursuant to a compensation plan or agreement that existed during the period in which the company was not publicly held if the plan or agreement was disclosed to investors in connection with the going public transaction. For companies like ours that become publicly held in connection with an initial public offering (IPO), this transition period generally lasts until the first stockholder meeting that occurs following the close of the third calendar year following the calendar year in which the IPO occurred, provided that the relevant plan is not materially modified. As a new public company, we expect to be eligible for transition relief from the deduction limitations imposed under Section 162(m) until our first stockholders meeting at which directors are elected that occurs in 2022. Notwithstanding the amended provisions of Section 162(m) pursuant to the Tax Act, we retain the ability to authorize compensation payments in excess of the Section 162(m) deductibility limitations if an effort to attract and retain talent.

Executive Employment Arrangements

Executive Employment Arrangements

We initially entered into offer letters with each of the named executive officers in connection with his or her employment with us, which set forth the terms and conditions of employment of each individual, including base salary, target annual bonus opportunity and standard employee benefit plan participation.

Offer Letters in Place During the Year Ended December 31, 2017 for Named Executive Officers

Julia Hartz

On November 30, 2005, we entered into an offer letter with Ms. Hartz, which was subsequently amended on April 21, 2016 in connection with her promotion to Chief Executive Officer. The offer letter, as amended, provided for Ms. Hartz’s at-will employment and set forth her annual base salary and an option grant (including an option grant in connection with her promotion), as well as her eligibility to participate in our benefit plans generally. Ms. Hartz’s initial option grant covered 60,000 shares of our common stock and her promotional option grant covered 1,552,468 shares of our common stock. Ms. Hartz is subject to our standard employment, confidential information, invention assignment and arbitration agreement.

Randy Befumo

On April 15, 2013, we entered into an offer letter with Mr. Befumo, who currently serves as our Chief Financial Officer. The offer letter provided for Mr. Befumo’s at-will employment and set forth his initial annual base salary, target bonus and an initial option grant, as well as his eligibility to participate in our benefit plans generally. Mr. Befumo’s initial option grant covered 221,900 shares of our common stock. Mr. Befumo is subject to our standard employment, confidential information, invention assignment and arbitration agreement.

Matthew Rosenberg

On August 20, 2012, we entered into an offer letter with Mr. Rosenberg, who served as our Chief Revenue Officer until March 2, 2018. The offer letter provided for Mr. Rosenberg’s at-will employment and set forth his initial annual base salary, target bonus and an initial option grant, as well as his eligibility to participate in our benefit plans generally. Mr. Rosenberg’s initial option grant covered 550,000 shares of our common stock. The offer letter also provided that, in the event of a change in control, if Mr. Rosenberg is terminated by us without cause within 12 months following such change in control, then 100% of the then-unvested portion of his outstanding options will become vested and exercisable. Additionally, in the event he is terminated by us or resigns for good reason, subject to execution of a release of claims in favor of us, Mr. Rosenberg would be eligible to receive 6 months of salary continuation and an amount equal to his last quarterly bonus. Mr. Rosenberg was subject to our standard employment, confidential information, invention assignment and arbitration agreement.

Executive Severance and Change in Control Agreements

In 2017, we entered into Executive Severance and Change in Control Agreements with certain of our executive officers, including Ms. Hartz and Mr. Befumo, which provides that upon a termination by us for any reason other than for “cause,” as defined in such agreement, death or disability, outside of the change in control period (i.e., the period beginning 3 months prior to and ending 12 months after, a “change in control,” as defined in such agreement), Ms. Hartz and Mr. Befumo will be entitled to receive, subject to the execution and delivery of an effective release of claims in our favor, (i) a lump sum cash payment equal to six months of base salary and (ii) a monthly cash payment equal to the contribution that we would have made to provide health insurance to the executive officer if the executive officer had remained employed by us for up to six months.

The Executive Severance and Change in Control Agreement also provides that upon a (i) termination by us other than for cause, death or disability or (ii) resignation for “good reason,” as defined in such agreement, in each case within the change in control period, Ms. Hartz and Mr. Befumo will be entitled to receive, in lieu of the payments and benefits above and subject to the execution and delivery of an effective release of claims in our favor, (i) a lump sum cash payment equal to 12 months of base salary, (ii) a monthly cash payment equal to the contribution that we would have made to provide health insurance to the executive officer if the executive officer had remained employed by us for up to 12 months and (iii) full accelerated vesting of all outstanding and unvested equity awards held by such executive.

The payments and benefits provided under the Executive Severance and Change in Control Agreements in connection with a change in control may not be eligible for a federal income tax deduction by us pursuant to Section 280G of the Code. These payments and benefits may also subject such executive to an excise tax under Section 4999 of the Code. If the payments or benefits payable to Ms. Hartz or Mr. Befumo in connection with a change in control would be subject to the excise tax imposed under Section 4999 of the Code, then those payments or benefits will be reduced if such reduction would result in a higher net after-tax benefit to her or him.

Outstanding Equity Awards at 2017 Year-End

The following table sets forth information regarding outstanding equity awards held by our named executive officers as of December 31, 2017:

		Option Awards(1)
Name	Vesting commencement date	Number of securities underlying unexercised options (#) exercisable		Number of securities underlying unexercised options (#) unexercisable	Equity incentive plan award: Number of securities underlying unexercised unearned options (#)	Option exercise price ($)	Option expiration date
Julia Hartz	2/13/2013	250,000	(2)	—	—	2.41	2/27/2023
Chief Executive Officer	5/1/2015	75,000	(2)	—	—	6.65	5/24/2025
	5/19/2016	1,552,468	(2)	—	—	7.40	5/18/2026
Randy Befumo	5/13/2013	221,900	(3)	—	—	5.04	6/25/2023
Chief Financial Officer	5/1/2014	179,168	(4)	20,832	—	5.80	5/27/2024
	5/1/2015	25,833	(4)	14,167	—	6.65	5/6/2025
	2/11/2016	39,939	(4)	47,201	—	7.69	2/10/2026
	5/1/2017	18,958	(4)	111,042	—	6.79	5/22/2027
Matthew Rosenberg	9/17/2012	550,000	(5)	—	—	2.27	9/17/2022
Chief Revenue Officer	5/1/2015	32,291	(6)	17,709	—	6.65	5/6/2025
	1/12/2016	52,708	(6)	57,292	—	7.24	1/11/2016
	1/1/2017	25,208	(6)	84,792	—	6.37	3/13/2027

(1)	Each stock option was granted pursuant to our 2010 Plan and is immediately exercisable except as otherwise noted below. To the extent a named executive officer exercises his or her option prior to vesting, the shares of our common stock that he or she will receive will be unvested and subject to the Company’s right of repurchase. No named executive officer has early exercised his or her options.
(2)	The shares subject to the option vest in equal monthly installments over 48 months following the vesting commencement date; provided that in each case Ms. Hartz remains continuously employed with us through each applicable vesting date. In the event of a change in control, if Ms. Hartz is terminated by us for any reason other than for cause, death or disability, or she resigns for good reason, in each case within 3 months prior to or 12 months following such change in control, then 100% of the then-unvested portion of the option and underlying shares of common stock will become vested.
(3)	25% of the shares subject to the option will vest on the first anniversary of the vesting commencement date and 1/48th of the shares subject to the option will vest each month thereafter; provided that Mr. Befumo remains continuously employed with us through each applicable vesting date. The shares subject to the option are not early exercisable. In the event of a change in control, if Mr. Befumo is terminated by us for any reason other than for cause, death or disability, or he resigns for good reason, in each case within 3 months prior to or 12 months following such change in control, then 100% of the then-unvested portion of the option and underlying shares of common stock will become vested and exercisable.

(4)	The shares subject to the option vest in equal monthly installments over 48 months following the vesting commencement date; provided that in each case Mr. Befumo remains continuously employed with us through each applicable vesting date. The shares subject to the option are not early exercisable. In the event of a change in control, if Mr. Befumo is terminated by us for any reason other than for cause, death or disability, or he resigns for good reason, in each case within 3 months prior to or 12 months following such change in control, then 100% of the then-unvested portion of the option and underlying shares of common stock will become vested and exercisable.
(5)	25% of the shares subject to the option will vest on the first anniversary of the vesting commencement date and 1/48th of the shares subject to the option will vest each month thereafter; provided that Mr. Rosenberg remains continuously employed with us through each applicable vesting date. The shares subject to the option are not early exercisable and the vested portion of the option may be exercised until the earlier of (x) 24 months from his termination or (y) the option’s expiration date. In the event of a change in control, if Mr. Rosenberg is terminated by us without cause within 12 months following such change in control, then 100% of the then-unvested portion of the option and underlying shares of common stock will become vested and exercisable.
(6)	The shares subject to the option vest in equal monthly installments over 48 months following the vesting commencement date; provided that in each case Mr. Rosenberg remains continuously employed with us through each applicable vesting date and the vested portion of the option may be exercised until the earlier of (x) 24 months from his termination or (y) the option’s expiration date. In the event of a change in control, if Mr. Rosenberg is terminated by us without cause within 12 months following such change in control, then 100% of the then-unvested portion of the option and underlying shares of common stock will become vested and exercisable.

Employee Benefits and Stock Plans

2018 Stock Option and Incentive Plan

Our 2018 Plan is expected to be adopted by our board of directors and approved by our stockholders and become effective immediately prior to the time that the registration statement of which this prospectus is part is declared effective by the SEC. The 2018 Plan will replace the 2010 Plan, as our board of directors is expected to determine not to make additional awards under the 2010 Plan following the completion of our initial public offering. However, the 2010 Plan will continue to govern outstanding equity awards granted thereunder. The 2018 Plan will allow the compensation committee to make equity-based incentive awards to our officers, employees, directors and other key persons, including consultants.

Authorized Shares. We will initially reserve                    shares of our Class A common stock for the issuance of awards under the 2018 Plan. The 2018 Plan will provide that the number of shares reserved and available for issuance under the 2018 Plan will automatically increase each January 1, beginning on January 1, 2019, by             % of the outstanding number of shares of our Class A and Class B common stock on the immediately preceding December 31 or such lesser number of shares as determined by our compensation committee. This number will be subject to adjustment in the event of a stock split, stock dividend or other change in our capitalization. The shares we issue under the 2018 Plan will be authorized but unissued shares or shares that we reacquire. The shares of Class A common stock underlying any awards that are forfeited, cancelled, held back upon exercise or settlement of an award to satisfy the exercise price or tax withholding, reacquired by us prior to vesting, satisfied without the issuance of stock, expire or are otherwise terminated, other than by exercise, under the 2018 Plan and the 2010 Plan will be added back to the shares of Class A common stock available for issuance under the 2018 Plan. The maximum number of shares of Class A common stock that may be issued as incentive stock options in any one calendar year period may not exceed cumulatively increased on January 1, 2019 and on each January 1 thereafter by the lesser of            % of the number of outstanding shares of Class A and Class B common stock as of the immediately preceding December 31, or shares. The value of all awards issued under the 2018 Plan and all other cash compensation paid by us to any non-employee director in any calendar year cannot exceed $            .

Administration. The 2018 Plan will be administered by our compensation committee. Our compensation committee will have full power to select, from among the individuals eligible for awards, the individuals to whom awards will be granted, to make any combination of awards to participants, and to determine the specific terms and conditions of each award, subject to the provisions of the 2018 Plan.

Eligibility. Persons eligible to participate in the 2018 Plan will be those employees, non-employee directors and consultants, as selected from time to time by our compensation committee in its discretion; except awards may not be granted to employees, directors and consultants who are providing services only to our “parent,” as such term is defined in Rule 405 of the Securities Act unless the stock underlying the award is treated as “service recipient stock” under Section 409A of the Code or is otherwise exempt from or compliant with Section 409A of the Code.

Options. The 2018 Plan will permit the granting of both options to purchase Class A common stock intended to qualify as incentive stock options under Section 422 of the Code and options that do not so qualify. The option exercise price of each option will be determined by our compensation committee but may not be less than 100% of the fair market value of our Class A common stock on the date of grant unless the option is granted (i) pursuant to a transaction described in, and in a manner consistent with, Section 424(a) of the Code or (ii) to individuals who are not subject to U.S. income tax. The term of each option will be fixed by our compensation committee and may not exceed 10 years from the date of grant. Our compensation committee will determine at what time or times each option may be exercised.

Stock Appreciation Rights. Our compensation committee will be able to award stock appreciation rights subject to such conditions and restrictions as it may determine. Stock appreciation rights entitle the recipient to shares of Class A common stock, or cash, equal to the value of the appreciation in our stock price over the exercise price. The exercise price may not be less than 100% of the fair market value of our Class A common stock on the date of grant. The term of each stock appreciation right will be fixed by our compensation committee and may not exceed 10 years from the date of grant. Our compensation committee will determine at what time or times each stock appreciation right may be exercised.

Restricted Stock and RSUs. Our compensation committee will be able to award restricted shares of Class A common stock and RSUs to participants subject to such conditions and restrictions as it may determine. These conditions and restrictions may include the achievement of certain performance goals and/or continued employment with us through a specified vesting period.

Unrestricted Stock Awards. Our compensation committee will also be able to grant shares of Class A common stock that are free from any restrictions under the 2018 Plan. Unrestricted stock may be granted to participants in recognition of past services or for other valid consideration and may be issued in lieu of cash compensation due to such participant.

Dividend Equivalent Rights. Our compensation committee will be able to grant dividend equivalent rights to participants that entitle the recipient to receive credits for dividends that would be paid if the recipient had held a specified number of shares of Class A common stock.

Cash-Based Awards. Our compensation committee will be able to grant cash bonuses under the 2018 Plan to participants, subject to the achievement of certain performance goals.

Sale Event. The 2018 Plan will provide that upon the effectiveness of a “sale event,” as defined in the 2018 Plan, an acquirer or successor entity may assume, continue or substitute for the outstanding awards under the 2018 Plan. To the extent that awards granted under the 2018 Plan are not assumed or continued or substituted by the successor entity, all unvested awards granted under the 2018 Plan shall terminate. In such case, except as may be otherwise provided in the relevant award agreement, all options and stock appreciation rights with time-based vesting, conditions or restrictions that are not exercisable immediately prior to the sale event will become fully exercisable as of the sale event, all other awards with time-based vesting, conditions or restrictions will become fully vested and nonforfeitable as of the sale event, and all awards with conditions and restrictions relating to the attainment of performance goals may become vested and nonforfeitable in connection with the sale event in the plan administrator’s discretion or to the extent specified in the relevant award agreement. In the event of such termination, individuals holding options and stock appreciation rights will be permitted to exercise such options and stock appreciation rights (to the extent exercisable) prior to the sale event. In addition, in connection with the termination of the 2018 Plan upon a sale event, we may make or provide for a cash payment to participants holding vested and exercisable options and stock appreciation rights equal to the difference between the per share cash consideration payable to stockholders in the sale event and the exercise price of the options or stock appreciation rights.

Amendment. Our board of directors will be able to amend or discontinue the 2018 Plan and our compensation committee will be able to amend or cancel outstanding awards for purposes of satisfying changes in law or any other lawful purpose, but no such action may adversely affect rights under an award without the holder’s consent. The compensation committee is specifically authorized to exercise its discretion to reduce the exercise price of outstanding stock options or stock appreciation rights or effect the repricing of such awards through cancellation and re-grants. Certain amendments to the 2018 Plan will require the approval of our stockholders.

No awards may be granted under the 2018 Plan after the date that is 10 years from the date of stockholder approval of the 2018 Plan. No awards under the 2018 Plan have been made prior to the date hereof.

2010 Stock Option Plan, as amended and restated

Our board of directors adopted, and our stockholders approved, our 2010 Plan in January 2010. Our 2010 Plan was most recently amended and restated in February 2018. Our 2010 Stock Plan allows for the grant of incentive stock options to our employees and any of our parent and subsidiary corporations’ employees, and for the grant of nonqualified stock options and RSU awards and the direct award or sale of shares to employees, officers, directors and consultants of ours and our parent and subsidiary corporations.

Authorized Shares. No shares will be available for future issuance under the 2010 Plan following the closing of this offering. However, our 2010 Plan will continue to govern outstanding awards granted thereunder.

Administration. Our board of directors currently administers our 2010 Plan. Subject to the provisions of our 2010 Plan, the administrator has fully authority and discretion to take any actions it deems necessary or advisable for the administration of our 2010 Plan.

Options. Stock options may be granted under our 2010 Plan. The exercise price per share of all options must equal at least 100% of the fair market value per share of our Class B common stock on the date of grant. The term of an incentive stock option may not exceed 10 years. An incentive stock option granted to a participant who owns more than 10% of the total combined voting power of all classes of our outstanding stock, or any parent or subsidiary corporations’, on the date of grant may not be exercisable after the expiration of 5 years from the date of grant and must have an exercise price of at least 110% of the fair market value per share of our Class B common stock on the date of grant. The administrator will determine the methods of payment of the exercise price of an option, which may include cash or cash equivalents, surrender of stock or certain other forms of payment acceptable to the administrator and permitted by the Delaware General Corporation Law. After a participant’s termination of service, the participant generally may exercise his or her options, to the extent vested as of such date of termination, for 3 months after termination or such earlier or longer period of time as the administrator may determine. If termination is due to disability, the option generally will remain exercisable, to the extent vested as of such date of termination, until the six-month anniversary of such termination. If termination is due to death, the option generally will remain exercisable, to the extent vested as of such date of termination, until the twelve-month anniversary of such termination. However, in no event may an option be exercised later than the expiration of its term.

Unrestricted Stock Awards. Our 2010 Plan also allows for the grant shares of Class B common stock that are free from any restrictions. Any right to purchase shares under our 2010 Plan automatically expires if not exercised by the purchaser within 30 days after we communicate the grant of such right to the purchaser. Such right is not transferable and may be exercisable only by the purchaser to whom such right was granted. Unrestricted stock may be granted to participants in recognition of services rendered to us, or our parent or subsidiary, or for other valid consideration.

RSUs. RSUs may be granted under our 2010 Plan. An RSU is an award that covers a number of shares of our Class B common stock that may be settled upon vesting in cash or shares of our Class B common stock. The administrator determines the terms and conditions of RSUs, including the number of units granted, the vesting criteria (which may include achievement of pre-established performance goals or continued service to us). The RSUs are settled on or promptly following the vesting date or dates applicable to any RSUs, but in no event later than March 15 of the year following the year in which such vesting occurs. Unless otherwise provided in the applicable RSU agreement, RSUs shall have a purchase price of zero (or par value if required by applicable law).

Transferability or Assignability of Awards. Our awards are subject to transfer restrictions as the administrator may determine. In addition, options are transferable only by a beneficiary designation, a will or the laws of descent and distribution. Nonstatutory options may also be transferable by gift or domestic relations order to an immediate family member. In addition, incentive stock options may be exercised during the lifetime of the optionee only by the optionee or by the optionee’s guardian or legal representative.

Certain Adjustments. In the event of certain changes in our capitalization, the number of shares available for future grants, the number of shares covered by each outstanding option and RSU and the exercise price under each outstanding option will be proportionately adjusted.

Right to Cancel. We have the right at any time to cancel an option that was not granted in compliance with Rule 701 under the Securities Act subject to not less than 30 days prior written notice to the optionee. The optionee shall have the right to receive consideration for such cancellation equal to the aggregate excess value of the fair market value of the shares subject to such option at the time of cancellation over the exercise price of such option.

Mergers and Consolidations; Dissolution or Liquidation. The 2010 Plan provides that in the event that we are a party to a merger or consolidation, all shares acquired under our 2010 Plan and all outstanding awards shall be subject to the agreement of merger or consolidation, which need not treat all outstanding awards in an identical manner. Such agreement, without the optionees’ consent, may dispose of options that are not exercisable as of the effective date of such merger or consolidation in any manner permitted by applicable law, including (without limitation) the cancellation of such options without the payment of any consideration. Additionally, such agreement, without the optionees’, grantees’ or purchasers’ consent, shall provide for one or more of the following with respect to each award that is outstanding as of the effective date of such merger or consolidation: (i) the continuation of the option, RSU or award by the Company (if the Company is the surviving corporation), (ii) the assumption or substitution of the option by the surviving corporation or its parent in a manner that complies with Section 424(a) of the Code, (iii) the cancellation of options and a payment to the optionees equal to the excess of (A) the fair market value of the shares subject to such options as of the effective date of such merger or consolidation over (B) their exercise price, (iv) the cancellation of such options, (v) the assumption of RSUs, or substitution of a new RSU, by the surviving corporation or its parent with an equitable or proportionate adjustment to the amount and kind of shares subject thereto, or (vi) the cancellation of RSUs and a payment to the grantee with respect to each share subject to the portion of the RSUs that are vested as of the effective date of such merger or consolidation (including those RSUs that become vested as a result of such transaction) equal to the fair market value of such shares.

Our board of directors has determined not to grant any further awards under the 2010 Plan after the completion of the offering. Following the consummation of our initial public offering, we expect to make future awards under the 2018 Plan.

2004 Stock Plan, as amended

Our board of directors adopted, and our stockholders approved, our 2004 Stock Plan, or our 2004 Plan, in July 2004. Our 2004 Plan was most recently amended in September 2012. Our 2004 Stock Plan allowed for the grant of incentive stock options to our employees and any of our parent and subsidiary corporations’ employees, and for the grant of nonqualified stock options and stock purchase rights to employees, officers, directors and consultants of ours and our parent and subsidiary corporations.

Authorized Shares. The 2004 Plan terminated in January 2010. No shares are available for future issuance under the 2004 Plan following the offering. However, our 2004 Plan will continue to govern outstanding awards granted thereunder.

Administration. Our board of directors currently administers our 2004 Plan. Subject to the provisions of our 2004 Plan, the administrator has full authority and discretion to take any actions it deems necessary or advisable for the administration of our 2004 Plan.

Options. Stock options may be granted under our 2004 Plan. The exercise price per share of all incentive stock options must equal at least 100% of the fair market value per share of our Class B common stock on the date of grant. The term of an incentive stock option may not exceed ten years. An incentive stock option granted to a participant who owns more than 10% of the total combined voting power of all classes of our outstanding stock, or any parent or subsidiary corporations’, on the date of grant may not be exercisable after the expiration of 5 years from the date of grant and must have an exercise price of at least 110% of the fair market value per share of our Class B common stock on the date of grant. The administrator will determine the methods of payment of the exercise price of an option, which may include cash, check, promissory note, surrender of stock, a cashless exercise program or any combination of the foregoing. After a participant’s termination of service, the participant generally may exercise his or her options, to the extent vested as of such date of termination, for three months after termination, or such other period of time as the administrator may determine and set forth in the applicable option agreement. If termination is due to death or disability, the option generally will remain exercisable, to the extent vested as of such date of termination, until the twelve-month anniversary of such termination, or such other period of time as the administrator may determine and set forth in the applicable option agreement. However, in no event may an option be exercised later than the expiration of its term.

Stock Purchase Rights. Our 2004 Plan also allows for the purchase of shares of Class B common stock, subject to a repurchase right in the case of any termination of employment prior to vesting. Such right is not transferable and may be exercisable only by the purchaser to whom such right was granted.

Transferability or Assignability of Awards. Our awards are subject to transfer restrictions as the administrator may determine. In addition, options are transferable only by a beneficiary designation, a will or the laws of descent and distribution. Nonstatutory options may also be transferable by gift or domestic relations order to an immediate family member. In addition, incentive stock options may be exercised during the lifetime of the optionee only by the optionee or by the optionee’s guardian or legal representative.

Certain Adjustments. In the event of certain changes in our capitalization, the number of shares available for future grants, the number of shares covered by each outstanding option and the exercise price under each outstanding option will be proportionately adjusted.

Right to Cancel. We have the right at any time to cancel an option that was not granted in compliance with Rule 701 under the Securities Act subject to not less than 30 days prior written notice to the optionee. The optionee shall have the right to receive consideration for such cancellation equal to the aggregate excess value of the fair market value of the shares subject to such option at the time of cancellation over the exercise price of such option.

Mergers and Consolidations; Dissolution or Liquidation. The 2004 Plan provides that in the event that we are a party to a merger or consolidation, each outstanding award under the 2004 Plan shall be assumed or substituted by the successor or a parent or subsidiary of the successor. If the successor refuses to assume or substitute outstanding awards, all such awards shall accelerate and become fully vested. In such event, all holders of options will be notified that all such options shall be exercisable for a period of 15 days from such notice, after which they shall terminate prior to the consummation of the merger or consolidation that such and shall terminate at the end of such period if not exercised.

2018 Employee Stock Purchase Plan

Our ESPP is expected to be adopted by our board of directors and approved by our stockholders and become effective immediately prior to the time that the registration statement of which this prospectus is part is declared effective by the SEC. The ESPP will initially reserve and authorize the issuance of up to a total of                     shares of Class A common stock to participating employees. The ESPP will provide that the number of shares reserved and available for issuance will automatically increase each January 1, beginning on January 1, 2019, by the lesser of                     shares of our Class A common stock,             % of the outstanding number of shares of our Class A and Class B common stock on the immediately preceding December 31, or such lesser number of shares as determined by our compensation committee. This number will be subject to adjustment in the event of a stock split, stock dividend or other change in our capitalization.

All employees whose customary employment is for more than 20 hours per week will be eligible to participate in the ESPP. Any employee who owns 5% or more of the total combined voting power or value of all classes of stock will not be eligible to purchase shares under the ESPP.

We will make one or more offerings, consisting of one or more purchase periods, each year to our employees to purchase shares under the ESPP. The first offering will begin on the effective date of the registration statement of which this prospectus is part and, unless otherwise determined by the administrator of the ESPP, will end on the date that is approximately                    months following such date. Each eligible employee as of the effective date of the registration statement for the offering will be deemed to be a participant in the ESPP at that time and must authorize payroll deductions or other contributions by submitting an enrollment form by the deadline specified by the plan administrator. Subsequent offerings will usually begin every six months and will continue for six-month periods, referred to as offering periods. Each eligible employee may elect to participate in any subsequent offering by submitting an enrollment form at least 15 days before the relevant offering date.

Each employee who is a participant in the ESPP may purchase shares by authorizing contributions of up to 15% of his or her compensation during an offering period. Unless the participating employee has previously withdrawn from the offering, his or her accumulated contributions will be used to purchase shares on the last business day of the purchase period at a price equal to 85% of the fair market value of the shares on the first business day of the offering period or the last business day of the purchase period, whichever is lower, provided that no more than                    shares of Class A common stock (or a lesser number as established by the plan administrator in advance of the purchase period) may be purchased by any one employee during each purchase period. Under applicable tax rules, an employee may purchase no more than $25,000 worth of shares of Class A common stock, valued at the start of the offering period, under the ESPP for each calendar year in which a purchase right is outstanding.

The accumulated contributions of any employee who is not a participant on the last day of a purchase period will be refunded. An employee’s rights under the ESPP terminate upon voluntary withdrawal from the plan or when the employee ceases employment with us for any reason.

The ESPP may be terminated or amended by our board of directors at any time but shall automatically terminate on the 10 year anniversary of this offering. An amendment that increases the number of shares of Class A common stock that are authorized under the ESPP and certain other amendments will require the approval of our stockholders. The plan administrator may adopt subplans under the ESPP for employees of our non-U.S. subsidiaries who may participate in the ESPP and may permit such employees to participate in the ESPP on different terms, to the extent permitted by applicable law.

Senior Executive Cash Incentive Bonus Plan

In            2018, our board of directors adopted the Senior Executive Cash Incentive Bonus Plan (Bonus Plan). The Bonus Plan provides for cash bonus payments based upon the attainment of performance targets established by our compensation committee. The payment targets will be related to financial and operational measures or objectives with respect to our company, or corporate performance goals, as well as individual performance objectives.

Our compensation committee may select corporate performance goals from among the following: achievement of cash flow (including, but not limited to, operating cash flow and free cash flow); research and development, publication, clinical and/or regulatory milestones; earnings before interest, taxes, depreciation and amortization; net income (loss) (either before or after interest, taxes, depreciation and/or amortization); changes in the market price of our common stock; economic value-added; acquisitions or strategic transactions, including licenses, collaborations, joint ventures or promotion arrangements; operating income (loss); return on capital, assets, equity, or investment; total stockholder returns; coverage decisions; productivity; expense efficiency; margins; operating efficiency; working capital; earnings (loss) per share of our common stock; sales or market shares; number of prescriptions or prescribing physicians; revenue; corporate revenue; operating income and/or net annual recurring revenue, any of which may be (i) measured in absolute terms or compared to any incremental increase, (ii) measured in terms of growth, (iii) compared to another company or companies or to results of a peer group, (iv) measured against the market as a whole and/or as compared to applicable market indices and/or (v) measured on a pre-tax or post-tax basis (if applicable).

Each executive officer who is selected to participate in the Bonus Plan will have a target bonus opportunity set for each performance period. The bonus formulas will be adopted in each performance period by the compensation committee and communicated to each executive. The corporate performance goals will be measured at the end of each performance period after our financial reports have been published or such other appropriate time as the compensation committee determines. If the corporate performance goals and individual performance objectives are met, payments will be made as soon as practicable following the end of each performance period. Subject to the rights contained in any agreement between the executive officer and us, an executive officer must be employed by us on the bonus payment date to be eligible to receive a bonus payment. The Bonus Plan also permits the compensation committee to approve additional bonuses to executive officers in its sole discretion and provides the compensation committee with discretion to adjust the size of the award as it deems appropriate to account for unforeseen factors beyond management’s control that affected corporate performance.

401(k) Plan

We maintain a tax-qualified retirement plan that provides eligible U.S. employees with an opportunity to save for retirement on a tax-advantaged basis. Plan participants are able to defer eligible compensation subject to applicable annual Code limits. We have the ability to make discretionary contributions to the 401(k) plan and have started to make such contributions commencing in 2018. The 401(k) plan is intended to be qualified under Section 401(a) of the Code with the 401(k) plan’s related trust intended to be tax exempt under Section 501(a) of the Code. As a tax-qualified retirement plan, contributions to the 401(k) plan and earnings on those contributions are not taxable to the employees until distributed from the 401(k) plan.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

In addition to the compensation arrangements, including employment, termination of employment and change in control arrangements and indemnification arrangements, discussed, when required, in the sections titled “Management” and “Executive Compensation,” the following is a description of each transaction since January 1, 2015 and each currently proposed transaction in which:

•	we have been or are to be a participant;

•	the amount involved exceeded or exceeds $120,000; and

•	any of our directors, executive officers or holders of more than 5% of our capital stock, or any immediate family member of, or person sharing the household with, any of these persons, had or will have a direct or indirect material interest.

Hartz Family Trusts

Ms. Hartz is a member of our board of directors and the Chief Executive Officer and a co-founder of our company. Mr. Hartz is the Executive Chairman of our board of directors and a co-founder of our company. Ms. Hartz and Mr. Hartz are wife and husband. Ms. and Mr. Hartz beneficially own shares held by The Hartz 2008 Irrevocable Trust, dated September 15, 2008 and the Kevin Earnest Hartz & Julia D. Hartz TTEES the Hartz Family Revocable Trust Dtd 12/4/08, which together hold 11% of our outstanding common stock as of December 31, 2017 and prior to this offering, are affiliates of Ms. and Mr. Hartz, and Ms. and Mr. Hartz are the beneficial owners of the shares of our stock owned by those trusts. After this offering, the Kevin Earnest Hartz & Julia D. Hartz TTEES the Hartz Family Revocable Trust Dtd 12/4/08 will beneficially own     % of the outstanding shares of Class B common stock and will control     % of the voting power of our common stock.

Equity Financings

Series G Redeemable Convertible Preferred Stock Financing

On August 30, 2017, we sold an aggregate of 8,181,957 shares of our Series G redeemable convertible preferred stock at a purchase price of $16.3836 per share, for an aggregate purchase price of $134.0 million, pursuant to our Series G redeemable convertible preferred stock financing. The following table summarizes purchases of our Series G redeemable convertible preferred stock by related persons:

Stockholder	Shares of Series G Convertible Preferred Stock	Total Purchase Price
Entities affiliated with Sequoia Capital(1)(2)	610,365	$9,999,976
Entities affiliated with Tiger Global(3)	305,182	4,999,980
Entities affiliated with T. Rowe(4)	1,220,733	20,000,001
Entities affiliated with Julia Hartz and Kevin Hartz	30,518	499,995
Entity affiliated with Katherine August-deWilde	30,518	499,995
Entity affiliated with Randy Befumo	48,829	799,995

(1)	Affiliates of Sequoia Capital holding our securities, whose shares are aggregated for purposes of reporting the above share ownership information, are Sequoia Capital U.S. Venture 2010 Fund, LP, Sequoia Capital U.S. Venture 2010 Partners Fund (Q), LP and Sequoia Capital U.S. Venture 2010 Partners Fund, LP. Affiliates of Sequoia Capital beneficially own more than 5% of our outstanding capital stock as of December 31, 2017.
(2)	Roelof Botha, a member of our board of directors, is a managing member at Sequoia Capital.
(3)	Affiliates of Tiger Global holding our securities, whose shares are aggregated for purposes of reporting the above share ownership information, are Tiger Global Private Investment Partners VI, L.P., Tiger Global Private Investment Partners VII, L.P., LFX Trust LLC and Griffin Shroeder. Affiliates of Tiger Global beneficially own more than 5% of our outstanding capital stock as of December 31, 2017. Lee Fixel, a former member of our board of directors, is affiliated with Tiger Global.

(4)	Affiliates of T. Rowe holding our securities, whose shares are aggregated for purposes of reporting the above share ownership information, are T. Rowe Price New Horizons Fund, Inc. (Nominee: BRIDGE & CO.), T. Rowe Price New Horizons Trust (Nominee: AMIDSPEED & CO.) and T. Rowe Price U.S. Equities Trust (Nominee: ICECOLD & CO.). Affiliates of T. Rowe beneficially own more than 5% of our outstanding capital stock as of December 31, 2017.

Secondary Stock Sales

In May 2018, entities affiliated with Sequoia Capital, one of our 5% stockholders, purchased a total of 1,312,372 shares of our common stock at a purchase price of $13.12 per share, for an aggregate purchase price of $17,218,321, from five stockholders, none of whom were directors or executive officers.

Investors’ Rights Agreement

We are party to an amended and restated investors’ rights agreement, dated as of August 30, 2017 (IRA), which provides, among other things, that certain holders of our capital stock, including entities affiliated with Sequoia Capital, T. Rowe and Tiger Global, which each beneficially own more than 5% of our outstanding capital stock, Ms. Hartz and Mr. Hartz and their affiliated entities, an entity affiliated with Mr. Befumo and Ms. August-deWilde, have the right to demand that we file a registration statement or request that their shares of our capital stock be included on a registration statement that we are otherwise filing. See the section titled “Description of Capital Stock—Registration Rights” for more information regarding these registration rights.

Right of First Refusal

Pursuant to our equity compensation plans and certain agreements with our stockholders, including an amended and restated right of first refusal and co-sale agreement with certain holders of our capital stock, including entities affiliated with Sequoia Capital, T. Rowe and Tiger Global, which each beneficially own more than 5% of our outstanding capital stock, Ms. Hartz and Mr. Hartz and their affiliated entities, an entity affiliated with Mr. Befumo and Ms. August-deWilde, we or our assignees have a right to purchase shares of our capital stock which certain stockholders propose to sell to other parties. This right will terminate upon the completion of this offering. Since January 1, 2015, we have waived our right of first refusal in connection with the sale of certain shares of our capital stock, including sales by certain of our executive officers, resulting in the purchase of such shares by certain of our stockholders at prices in excess of the estimated fair value of such shares at the time of the transactions. See the section titled “Principal Stockholders” for additional information regarding beneficial ownership of our capital stock.

Voting Agreement

We are party to an amended and restated voting agreement under which certain holders of our capital stock, including entities affiliated with Sequoia Capital, T. Rowe and Tiger Global, which each beneficially own more than 5% of our outstanding capital stock, Ms. Hartz and Mr. Hartz and their affiliated entities, an entity affiliated with Mr. Befumo and Ms. August-deWilde, have agreed as to the manner in which they will vote their shares of our capital stock on certain matters, including with respect to the election of directors. Upon completion of this offering, the amended and restated voting agreement will terminate and none of our stockholders will have any special rights regarding the election or designation of members of our board of directors.

Other Transactions

We have granted equity awards to our executive officers and certain of our directors. See the sections titled “Executive Compensation” and “Management—Non-Employee Director Compensation” for a description of these equity awards.

We have entered into change in control arrangements with certain of our executive officers that, among other things, provide for certain severance and change in control benefits. See the section titled “Executive Compensation—Executive Severance and Change in Control Agreements” for more information regarding these agreements.

Other than as described above under this section titled “Certain Relationships and Related Person Transactions,” since January 1, 2015, we have not entered into any transactions, nor are there any currently proposed transactions, between us and a related party where the amount involved exceeds, or would exceed, $120,000, and in which any related person had or will have a direct or indirect material interest. We believe the terms of the transactions described above were comparable to terms we could have obtained in arm’s-length dealings with unrelated third parties.

Limitation of Liability and Indemnification of Officers and Directors

Prior to the completion of this offering, we expect to adopt an amended and restated certificate of incorporation, which will become effective immediately prior to the completion of this offering, and which will contain provisions that limit the liability of our directors for monetary damages to the fullest extent permitted by Delaware law. Consequently, our directors will not be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duties as directors, except liability for the following:

•	any breach of their duty of loyalty to our company or our stockholders;

•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; or

•	any transaction from which they derived an improper personal benefit.

Any amendment to, or repeal of, these provisions will not eliminate or reduce the effect of these provisions in respect of any act, omission or claim that occurred or arose prior to that amendment or repeal. If the Delaware General Corporation Law is amended to provide for further limitations on the personal liability of directors of corporations, then the personal liability of our directors will be further limited to the greatest extent permitted by the Delaware General Corporation Law.

In addition, prior to the completion of this offering, we expect to adopt amended and restated bylaws which will provide that we will indemnify, to the fullest extent permitted by law, any person who is or was a party or is threatened to be made a party to any action, suit or proceeding by reason of the fact that he or she is or was one of our directors or officers or is or was serving at our request as a director or officer of another corporation, partnership, joint venture, trust or other enterprise. Our amended and restated bylaws are expected to provide that we may indemnify to the fullest extent permitted by law any person who is or was a party or is threatened to be made a party to any action, suit or proceeding by reason of the fact that he or she is or was one of our employees or agents or is or was serving at our request as an employee or agent of another corporation, partnership, joint venture, trust or other enterprise. Our amended and restated bylaws will also provide that we must advance expenses incurred by or on behalf of a director or officer in advance of the final disposition of any action or proceeding, subject to limited exceptions.

Further, prior to the completion of this offering, we expect to enter into indemnification agreements with each of our directors and executive officers that may be broader than the specific indemnification provisions contained in the Delaware General Corporation Law. These indemnification agreements will require us, among other things, to indemnify our directors and executive officers against liabilities that may arise by reason of their status or service. These indemnification agreements will also require us to advance all expenses incurred by the directors and executive officers in investigating or defending any such action, suit or proceeding. We believe that these agreements are necessary to attract and retain qualified individuals to serve as directors and executive officers.

The limitation of liability and indemnification provisions that are expected to be included in our amended and restated certificate of incorporation, amended and restated bylaws and in indemnification agreements that we will enter into with our directors and executive officers may discourage stockholders from bringing a lawsuit against our directors and executive officers for breach of their fiduciary duties. They may also reduce the likelihood of derivative litigation against our directors and executive officers, even though an action, if successful, might benefit us and other stockholders. Further, a stockholder’s investment may be harmed to the extent that we pay the costs of settlement and damage awards against directors and executive officers as required by these indemnification provisions. At present, we are not aware of any pending litigation or proceeding involving any person who is or was one of our directors, officers, employees or other agents or is or was serving at our request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, for which indemnification is sought, and we are not aware of any threatened litigation that may result in claims for indemnification.

We have obtained insurance policies under which, subject to the limitations of the policies, coverage is provided to our directors and executive officers against loss arising from claims made by reason of breach of fiduciary duty or other wrongful acts as a director or executive officer, including claims relating to public securities matters, and to us with respect to payments that may be made by us to these directors and executive officers pursuant to our indemnification obligations or otherwise as a matter of law.

Certain of our non-employee directors may, through their relationships with their employers, be insured and/or indemnified against certain liabilities incurred in their capacity as members of our board of directors.

The underwriting agreement will provide for indemnification by the underwriters of us and our officers, directors and employees for certain liabilities arising under the Securities Act, or otherwise.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling our company pursuant to the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Policies and Procedures for Related Party Transactions

Following the completion of this offering, our audit committee charter will provide that the audit committee will have the primary responsibility for reviewing and approving or disapproving “related party transactions,” which are transactions between us and related persons in which the aggregate amount involved exceeds or may be expected to exceed $120,000 and in which a related person has or will have a direct or indirect material interest. For purposes of this policy, a related person will be defined as a director, executive officer, nominee for director or greater than 5% beneficial owner of our common stock, in each case since the beginning of the most recently completed year, and their immediate family members. As of the date of this prospectus, we have not adopted any formal standards, policies or procedures governing the review and approval of related party transactions, but we expect that our audit committee will do so in the future.

All of the transactions described above were entered into prior to the adoption of this policy. Accordingly, each was approved by disinterested members of our board of directors after making a determination that the transaction was executed on terms no less favorable than those that could have been obtained from an unrelated third party.

PRINCIPAL STOCKHOLDERS

The following table sets forth certain information with respect to the beneficial ownership of our common stock as of May 31, 2018, as adjusted to reflect the sale of Class A common stock offered by us in this offering assuming no exercise of the underwriters’ option to purchase additional shares, for:

•	each of our named executive officers;

•	each of our directors;

•	all of our directors and executive officers as a group; and

•	each person known by us to be the beneficial owner of more than five percent of any class of our voting securities.

We have determined beneficial ownership in accordance with the rules of the SEC, and thus it represents sole or shared voting or investment power with respect to our securities. Unless otherwise indicated below, to our knowledge, the persons and entities named in the table have sole voting and sole investment power with respect to all shares that they beneficially owned, subject to community property laws where applicable. The information does not necessarily indicate beneficial ownership for any other purpose, including for purposes of Sections 13(d) and 13(g) of the Securities Act. We have deemed shares of our common stock subject to options and RSUs that are exercisable or would vest based on service-based vesting conditions, assuming the performance condition had been achieved, within 60 days of May 31, 2018 to be beneficially owned by the person holding the option or RSUs for the purpose of computing the percentage ownership of that person but have not treated them as outstanding for the purpose of computing the percentage ownership of any other person.

We have based percentage ownership of our common stock before this offering on 65,630,059 shares of our Class B common stock outstanding as of May 31, 2018, which includes (i) 41,628,207 shares of Class B common stock resulting from the automatic conversion and reclassification of all of our outstanding shares of our redeemable convertible preferred stock immediately prior to the completion of this offering, as if this conversion and reclassification had occurred as of May 31, 2018, (ii) the automatic exercise of outstanding warrants to purchase 823,981 shares of our redeemable convertible preferred stock into the same number of shares of our common stock and (iii) the vesting and settlement of all outstanding RSUs for which the service-based vesting would be satisfied within 60 days of May 31, 2018 subject to performance conditions, before giving effect to shares withheld to satisfy the associated withholding tax obligations. Percentage ownership of our common stock after this offering assumes our sale of              shares of Class A common stock in this offering.

Unless otherwise indicated, the address of each beneficial owner listed in the table below is c/o Eventbrite, Inc., 155 5th Street, 7th Floor, San Francisco, California 94103.

	Shares Beneficially Owned Before the Offering		Shares Beneficially Owned After the Offering(2)				% of Total Voting Power After the Offering
	Class B(1)		Class A		Class B(1)
5% Stockholders:	Shares	%	Shares	%	Shares	%
Entities affiliated with Tiger Global(3)	14,043,369	21.4			14,043,369
Entities affiliated with Sequoia Capital(4)	13,410,612	20.4			13,410,612
Entities affiliated with T. Rowe(5)	4,464,007	6.8			4,464,007
Named Executive Officers and Directors:
Julia Hartz(6)	11,829,145	17.2			11,829,145
Randy Befumo(7)	592,958	*			592,958
Matthew Rosenberg(8)	574,790	*			574,790
Katherine August-deWilde(9)	220,910	*			220,910
Roelof Botha	—	—			—
Andrew Dreskin(10)	493,904	*			493,904
Kevin Hartz(6)	11,829,145	17.2			11,829,145
Sean P. Moriarty(11)	357,538	*			357,538
Lorrie M. Norrington(12)	184,963	*			184,963
Steffan C. Tomlinson(13)	190,392	*			190,392
All directors and executive officers as a group (14 persons)(14)	15,179,031	21.2			15,179,031

*	Represents beneficial ownership or voting power of less than one percent (1%) of the outstanding shares of our common stock.
(1)	The Class B common stock is convertible at any time by the holder into shares of Class A common stock on a share-for-share basis.
(2)	Percentage of total voting power represents voting power with respect to all shares of our Class A common stock and Class B common stock, as a single class. Each holder of Class B common stock shall be entitled to ten votes per share of Class B common stock and each holder of Class A common stock shall be entitled to one vote per share of Class A common stock on all matters submitted to our stockholders for a vote. The Class A common stock and Class B common stock vote together as a single class on all matters submitted to a vote of our stockholders, except as may otherwise be required by law.
(3)	Consists of shares of Class B common stock held by Tiger Global Private Investment Partners VI, L.P., Tiger Global Private Investment Partners VII, L.P. and other affiliates of Tiger Global Management, LLC. Tiger Global Management, LLC is controlled by Chase Coleman, Lee Fixel and Scott Shleifer. The business address for each of these entities and individuals is c/o Tiger Global Management, LLC, 9 West 57th Street, 35th Floor, New York, New York 10019.
(4)

Consists (i) 10,686,620 shares of Class B common stock held by Sequoia Capital U.S. Venture 2010 Fund, L.P. (SC USV 2010); (ii) 1,174,494 shares of Class B common stock held by Sequoia Capital U.S. Venture 2010 Partners Fund (Q), L.P. (SC USV 2010 PFQ); (iii) 237,126 shares of Class B common stock held by Sequoia Capital U.S. Venture 2010 Partners Fund, L.P (SC USV 2010 PF); (iv) 1,232,186 shares of Class B common stock held by Sequoia Capital U.S. Growth Fund VII, L.P. (SC USGF VII) and (v) 80,186 shares of Class B common stock held by Sequoia Capital U.S. Growth VII Principals Fund, L.P (SC USGF VII PF). SC US (TTGP), Ltd. is the general partner of SC U.S. Venture 2010 Management, L.P., which is the general partner of each of SC USV 2010, SC USV 2010 PF and SC USV 2010 PFQ (collectively, the SC USV 2010 Funds). As a result, SC US (TTGP), Ltd. and SC U.S. Venture 2010 Management, L.P. may be deemed to share voting and dispositive power with respect to the shares held by the SC USV 2010 Funds. SC US (TTGP), Ltd. is the general partner of SC U.S. Growth VII Management, L.P., which is the general partner of each of SC USGF VII and SC USGF VII PF (collectively, the SC USGF VII Funds). As a result, SC US (TTGP), Ltd. and SC U.S. Growth VII Management, L.P. may be deemed to share voting and dispositive power with respect to the shares held by the SC USGF VII Funds. The directors and stockholders of SC US (TTGP), Ltd. that exercise voting and investment discretion with respect to the SC 2010 Funds’ and SC USGF VII Funds’ investments include Roelof F. Botha, one of our directors. Each of the directors and stockholders of SC US (TTGP), Ltd. who exercises voting and investment discretion with respect to the SC USV 2010 Funds’ and the SC USGF VII Funds’ investments, including

Mr. Botha, disclaims beneficial ownership of the shares held by the SC USV 2010 Funds and the SC USGF VII Funds. The address of each of these entities is 2800 Sand Hill Road, Suite 101, Menlo Park, California 94025.
(5)	Consists of (i) 367,159 shares of common stock held by Amidspeed & Co., as nominee for T. Rowe Price New Horizons Trust; (ii) 4,085,568 shares of common stock held by Bridge & Co., as nominee for T. Rowe Price New Horizons Fund, Inc. and (iii) 11,280 shares of common stock held by Icecold & Co, as nominee for T. Rowe Price U.S. Equities Trust. The foregoing accounts are advised by T. Rowe Price Associates, Inc. (T. Rowe Price), a registered investment adviser. T. Rowe Price serves as investment adviser with power to direct investments and/or sole power to vote the securities owned by the accounts. For purposes of reporting requirements of the Exchange Act, T. Rowe Price may be deemed to be the beneficial owner of all the shares listed above; however, T. Rowe Price expressly disclaims that it is, in fact, the beneficial owner of such securities. T. Rowe Price Investment Services, Inc. (TRPIS), a registered broker-dealer (and FINRA member), is a subsidiary of T. Rowe Price Associates, Inc., the investment adviser to the accounts listed above. TRPIS is the principal underwriter and distributor of shares of the funds in the T. Rowe Price mutual fund family. TRPIS does not engage in underwriting or market-making activities involving individual securities. T. Rowe Price Associates, Inc. is the wholly-owned subsidiary of T. Rowe Price Group, Inc., which is a publicly-traded financial services holding company. The principal address for T. Rowe Price is 100 East Pratt Street, Baltimore, Maryland 21202.
(6)	Consists (i) 4,271,511 shares of Class B common stock held by The Hartz Family Revocable Trust Dtd 12/4/08; (ii) 2,627,266 shares of Class B common stock held by The Hartz 2008 Irrevocable Trust, dated September 15, 2008; and, as to each of which Ms. Hartz and Mr. Hartz are co-trustees, and share voting and dispositive power; (iii) 1,000,000 shares of Class B common stock held of record by Ms. Hartz; (iv) 1,877,468 shares of Class B common stock subject to outstanding options that are exercisable within 60 days of May 31, 2018 held by Ms. Hartz; (v) 1,250,000 shares of Class B common stock subject to outstanding options that are exercisable within 60 days of May 31, 2018 held by Mr. Hartz and (vi) RSUs for 802,900 shares of Class B common stock, for which the service-based vesting condition would be satisfied within 60 days of May 31, 2018 subject to performance conditions.
(7)	Consists of (i) 48,829 shares of Class B common stock held by Millennium Trust Co., LLC Custodian FBO Geoffrey Befumo and (ii) 544,129 shares of Class B common stock subject to outstanding options that are exercisable within 60 days of May 31, 2018.
(8)	Consists of 574,790 shares of Class B common stock subject to outstanding options that are exercisable within 60 days of May 31, 2018. As of March 2018, Mr. Rosenberg was no longer employed by us.
(9)	Consists of 220,910 shares of Class B common stock held by deWilde Family Trust u/ald 6/21/90, of which Ms. August-deWilde is a trustee.
(10)	Consists of 493,904 shares of Class B common stock subject to outstanding options that are exercisable within 60 days of May 31, 2018.
(11)	Consists of (i) 307,538 shares of Class B common stock and (ii) 50,000 shares of Class B common stock subject to outstanding options that are exercisable within 60 days of May 31, 2018.
(12)	Consists of 184,963 shares of Class B common stock subject to outstanding options that are exercisable within 60 days of May 31, 2018.
(13)	Consists of 190,392 shares of Class B common stock subject to outstanding options that are exercisable within 60 days of May 31, 2018.
(14)	Consists of (i) 21,886,666 shares of Class B common stock beneficially owned by our named executive officers, current directors and other executive officers and (ii) 5,900,077 shares of Class B common stock subject to outstanding options that are exercisable within 60 days of May 31, 2018.

DESCRIPTION OF CAPITAL STOCK

General

The following description summarizes the most important terms of our capital stock, as they are expected to be in effect upon the completion of this offering. We expect to adopt an amended and restated certificate of incorporation and amended and restated bylaws in connection with this offering, and this description summarizes the provisions that are expected to be included in such documents. Because it is only a summary, it does not contain all the information that may be important to you. For a complete description of the matters set forth in this section titled “Description of Capital Stock,” you should refer to our amended and restated certificate of incorporation and amended and restated bylaws and our amended and restated investor rights’ agreement, which are or will be included as exhibits to the registration statement of which this prospectus forms a part, and to the applicable provisions of Delaware law. Immediately following the completion of this offering, our authorized capital stock will consist of      shares of Class A common stock, $0.00001 par value per share,      shares of Class B common stock, $0.00001 par value per share, and      shares of undesignated preferred stock, $0.00001 par value per share.

Assuming the conversion of all outstanding shares of our redeemable convertible preferred stock into shares of our Class B common stock, which will occur immediately prior to the completion of this offering, as of December 31, 2017, there were no outstanding shares of Class A common stock and 63,797,534 shares of our Class B common stock outstanding, held by 423 stockholders of record, and no shares of our redeemable convertible preferred stock outstanding. Our board of directors is authorized, without stockholder approval except as required by the listing standards of the NYSE, to issue additional shares of our capital stock.

Class A Common Stock and Class B Common Stock

Upon the completion of this offering, we will have authorized a class of Class A common stock and a class of Class B common stock. All outstanding shares of our existing common stock and redeemable convertible preferred stock will be reclassified into shares of our new Class B common stock. In addition, any options to purchase shares of our capital stock outstanding prior to the completion of this offering will become eligible to be settled in or exercisable for shares of our new Class B common stock.

Dividend Rights

Subject to preferences that may apply to any shares of preferred stock outstanding at the time, the holders of our common stock are entitled to receive dividends out of funds legally available if our board of directors, in its discretion, determines to issue dividends and then only at the times and in the amounts that our board of directors may determine.

Voting Rights

Holders of our Class A common stock are entitled to one vote for each share, and holders of our Class B common stock are entitled to ten votes per share, on all matters submitted to a vote of stockholders. The holders of our Class A common stock and Class B common stock will generally vote together as a single class on all matters submitted to a vote of our stockholders, unless otherwise required by Delaware law or our amended and restated certificate of incorporation. Delaware law could require either holders of our Class A common stock or Class B common stock to vote separately as a single class in the following circumstances:

•	if we were to seek to amend our amended and restated certificate of incorporation to increase or decrease the par value of a class of our capital stock, then that class would be required to vote separately to approve the proposed amendment; and

•	if we were to seek to amend our amended and restated certificate of incorporation in a manner that alters or changes the powers, preferences or special rights of a class of our capital stock in a manner that affected its holders adversely, then that class would be required to vote separately to approve the proposed amendment.

We do not expect to provide for cumulative voting for the election of directors in our amended and restated certificate of incorporation. Our amended and restated certificate of incorporation and amended and restated bylaws will establish a classified board of directors that is divided into three classes with staggered three-year terms. Only the directors in one class will be subject to election by a plurality of the votes cast at each annual meeting of our stockholders, with the directors in the other classes continuing for the remainder of their respective three-year terms.

No Preemptive or Similar Rights

Our common stock is not entitled to preemptive rights, and is not subject to conversion, redemption or sinking fund provisions.

Right to Receive Liquidation Distributions

If we become subject to a liquidation, dissolution or winding-up, the assets legally available for distribution to our stockholders would be distributable ratably among the holders of our common stock and any participating preferred stock outstanding at that time, subject to prior satisfaction of all outstanding debt and liabilities and the preferential rights of and the payment of liquidation preferences, if any, on any outstanding shares of preferred stock.

Fully Paid and Non-Assessable

All of the outstanding shares of our Class B common stock are, and the shares of our Class A common stock to be issued pursuant to this offering will be, fully paid and non-assessable.

Preferred Stock

Following this offering, our board of directors will be authorized, subject to limitations prescribed by Delaware law, to issue preferred stock in one or more series, to establish from time to time the number of shares to be included in each series and to fix the designation, powers, preferences and rights of the shares of each series and any of its qualifications, limitations or restrictions, in each case without further vote or action by our stockholders. Our board of directors can also increase or decrease the number of shares of any series of preferred stock, but not below the number of shares of that series then outstanding, without any further vote or action by our stockholders. Our board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of our common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in control of our company and might adversely affect the market price of our Class A common stock and the voting and other rights of the holders of our Class A common stock and Class B common stock. We have no current plan to issue any shares of preferred stock.

Options and Restricted Stock Units

As of December 31, 2017, we had outstanding options to purchase an aggregate of 18,741,267 shares of our Class B common stock, with a weighted-average exercise price of $5.73 per share, pursuant to our existing equity incentive plans.

Subsequent to December 31, 2017, we granted options to purchase an aggregate of 1,902,728 shares of our Class B common stock, with a weighted-average exercise price of $9.76 per share pursuant to our existing equity incentive plans.

As of December 31, 2017, 802,900 shares of our Class B common stock were subject to RSUs granted outside of a stock option plan.

Subsequent to December 31, 2017, we granted an aggregate of 230,000 shares of our Class B common stock issuable upon vesting of RSUs outstanding pursuant to our 2010 Plan.

Warrants

As of December 31, 2017, warrants to purchase an aggregate of 617,986 shares of our redeemable convertible preferred stock at an exercise price of $16.3836 per share were outstanding. The warrants will be automatically exercised in connection with this offering for no consideration.

Subsequent to December 31, 2017, we issued warrants to purchase an aggregate of 315,283 shares of our redeemable convertible preferred stock with an exercise price of $16.3836 per share. These warrants will be automatically exercised in connection with this offering for no consideration.

Registration Rights

After the completion of this offering, certain holders of our Class B common stock will be entitled to rights with respect to the registration of their shares under the Securities Act. These registration rights are contained in our IRA. We, along with certain holders of our redeemable convertible preferred stock are parties to the IRA. The registration rights set forth in the IRA will expire five years following the completion of this offering, or, with respect to any particular stockholder, when such stockholder is able to sell all of its shares pursuant to Rule 144 of the Securities Act during any 90-day period. We will pay the registration expenses (other than underwriting discounts and commissions) of the holders of the shares registered pursuant to the registrations described below, including the reasonable fees, not to exceed $50,000, of one counsel for the selling holders. In an underwritten offering, the underwriters have the right, subject to specified conditions, to limit the number of shares such holders may include. In connection with this offering, each stockholder that has registration rights will agree not to sell or otherwise dispose of any securities without the prior written consent of the underwriters for a period of 180 days after the date of this prospectus, subject to certain terms and conditions. See the section titled “Underwriting” for more information regarding such restrictions.

Demand Registration Rights

After the completion of this offering, the holders of approximately 41,628,207 shares of our Class B common stock will be entitled to certain demand registration rights. We are obligated to effect only two such registrations. If we determine that it would be seriously detrimental to our stockholders to effect such a demand registration, we have the right to defer such registration, not more than once in any 12-month period, for a period of up to 120 days. Additionally, we will not be required to effect a demand registration during the period beginning 60 days prior to our good faith estimate of the date of the filing of, and ending up to 180 days following the effectiveness of, a registration statement relating to the public offering of our common stock.

Piggyback Registration Rights

After the completion of this offering, if we propose to register the offer and sale of our common stock under the Securities Act, in connection with the public offering of such common stock the holders of up to approximately 41,628,207 shares of our Class B common stock will be entitled to certain “piggyback” registration rights allowing the holders to include their shares in such registration, subject to certain marketing and other limitations. As a result, whenever we propose to file a registration statement under the Securities Act, other than with respect to (1) a registration related to a company stock plan, (2) a registration related to an SEC Rule 145 transaction, (3) a registration on any form that does not include substantially the same information as would be required to be included in a registration statement covering the public offering of our common stock or (4) a registration in which the only common stock being registered is common stock issuable upon the conversion of debt securities that are also being registered, the holders of these shares are entitled to notice of the registration and have the right, subject to certain limitations, to include their shares in the registration.

S-3 Registration Rights

After the completion of this offering, the holders of up to approximately 41,628,207 shares of our Class B common stock may make a written request that we register the offer and sale of their shares on a registration statement on Form S-3 if we are eligible to file a registration statement on Form S-3 so long as the request covers at least that number of shares with an anticipated offering price, net of underwriting discounts and commissions, of at least $3.0 million. These stockholders may make an unlimited number of requests for registration on Form S-3; however, we will not be required to effect a registration on Form S-3 if we have effected two such registrations within the 12 month period preceding the date of the request. Additionally, if we determine that it would be seriously detrimental to our stockholders to effect such a registration during the period that is 30 days before our good faith estimate of the date of filing of our registration, and for 90 days after the effective date of our registration, we have the right to defer such registration.

Anti-Takeover Provisions

The provisions of Delaware law, our amended and restated certificate of incorporation and our amended and restated bylaws, which are summarized below, may have the effect of delaying, deferring or discouraging another person from acquiring control of our company. They are also designed, in part, to encourage persons seeking to acquire control of us to negotiate first with our board of directors. We believe that the benefits of increased protection of our potential ability to negotiate with an unfriendly or unsolicited acquirer outweigh the disadvantages of discouraging a proposal to acquire us because negotiation of these proposals could result in an improvement of their terms.

Delaware Law

We are governed by the provisions of Section 203 of the Delaware General Corporation Law. In general, Section 203 prohibits a public Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. A “business combination” includes mergers, asset sales or other transactions resulting in a financial benefit to the stockholder. An “interested stockholder” is a person who, together with affiliates and associates, owns, or within three years did own, 15% or more of the corporation’s outstanding voting stock. These provisions may have the effect of delaying, deferring or preventing a change in our control.

Amended and Restated Certificate of Incorporation and Amended and Restated Bylaw Provisions

Our amended and restated certificate of incorporation and our amended and restated bylaws will include a number of provisions that could deter hostile takeovers or delay or prevent changes in control of our board of directors or management team, including the following:

•	Dual Class Stock. As described above in the subsection titled “—Class A Common Stock and Class B Common Stock—Voting Rights,” our amended and restated certificate of incorporation will provide for a dual class common stock structure, which will provide our founders, current investors, executives and employees with significant influence over all matters requiring stockholder approval, including the election of directors and significant corporate transactions, such as a merger or other sale of our company or our assets.

•	Board of Directors Vacancies. Our amended and restated certificate of incorporation and amended and restated bylaws will authorize only our board of directors to fill vacant directorships, including newly created seats. In addition, the number of directors constituting our board of directors will be permitted to be set only by a resolution adopted by a majority vote of our entire board of directors. These provisions would prevent a stockholder from increasing the size of our board of directors and then gaining control of our board of directors by filling the resulting vacancies with its own nominees. This will make it more difficult to change the composition of our board of directors and promote continuity of management.

•	Classified Board. Our amended and restated certificate of incorporation and amended and restated bylaws will provide that our board of directors is classified into three classes of directors. A third party may be discouraged from making a tender offer or otherwise attempting to obtain control of us as it is more difficult and time consuming for stockholders to replace a majority of the directors on a classified board of directors. See the section titled “Management—Board of Directors.”

•	Stockholder Action; Special Meeting of Stockholders. Our amended and restated certificate of incorporation will provide that our stockholders may not take action by written consent, but may only take action at annual or special meetings of our stockholders. As a result, a holder controlling a majority of our capital stock would not be able to amend our amended and restated bylaws or remove directors without holding a meeting of our stockholders called in accordance with our amended and restated bylaws. Our amended and restated bylaws will further provide that special meetings of our stockholders may be called only by a majority of our board of directors, the Chairperson of our board of directors or our Chief Executive Officer, thus prohibiting a stockholder from calling a special meeting. These provisions might delay the ability of our stockholders to force consideration of a proposal or for stockholders controlling a majority of our capital stock to take any action, including the removal of directors.

•	Advance Notice Requirements for Stockholder Proposals and Director Nominations. Our amended and restated bylaws will provide advance notice procedures for stockholders seeking to bring business before our annual meeting of stockholders or to nominate candidates for election as directors at our annual meeting of stockholders. Our amended and restated bylaws will also specify certain requirements regarding the form and content of a stockholder’s notice. These provisions might preclude our stockholders from bringing matters before our annual meeting of stockholders or from making nominations for directors at our annual meeting of stockholders if the proper procedures are not followed. We expect that these provisions may also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of our company.

•	No Cumulative Voting. The Delaware General Corporation Law provides that stockholders are not entitled to cumulate votes in the election of directors unless a corporation’s certificate of incorporation provides otherwise. Our amended and restated certificate of incorporation will not provide for cumulative voting.

•	Directors Removed Only for Cause. Our amended and restated certificate of incorporation will provide that stockholders may remove directors only for cause.

•	Amendment of Charter Provisions. Any amendment of the above provisions in our amended and restated certificate of incorporation would require approval by holders of at least of our then outstanding common stock.

•	Issuance of Undesignated Preferred Stock. Our board of directors has the authority, without further action by the stockholders, to issue up to shares of undesignated preferred stock with rights and preferences, including voting rights, designated from time to time by our board of directors. The existence of authorized but unissued shares of preferred stock would enable our board of directors to render more difficult or to discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or other means.

•

Choice of Forum. Our amended and restated certificate of incorporation to be effective on the completion of this offering will provide that the Court of Chancery of the State of Delaware be the exclusive forum for: (i) any derivative action or proceeding brought on our behalf; (ii) any action asserting a breach of fiduciary duty; (iii) any action asserting a claim against us arising under the Delaware General Corporation Law; (iv) any action regarding our amended and restated certificate of incorporation or our amended and restated bylaws or (v) any action asserting a claim against us that is governed by the internal affairs doctrine. Our amended and restated certificate of incorporation to be effective on the completion of this offering will further provide that the federal district courts of the United States be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act.

Transfer Agent and Registrar

Upon the completion of this offering, the transfer agent and registrar for our Class A common stock and Class B common stock will be American Stock Transfer & Trust Company. The transfer agent’s address is 6201 15th Avenue, Brooklyn, NY 11219.

Listing

We intend to apply to list our Class A common stock on the NYSE under the symbol “EB.”

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our common stock, and we cannot predict the effect, if any, that market sales of shares of our common stock or the availability of shares of our common stock for sale will have on the market price of our common stock prevailing from time to time. Future sales of our Class A common stock in the public market, or the availability of such shares for sale in the public market, could adversely affect market prices prevailing from time to time. As described below, only a limited number of shares will be available for sale shortly after this offering due to contractual and legal restrictions on resale. Nevertheless, sales of our Class A common stock in the public market after such restrictions lapse, or the perception that those sales may occur, could adversely affect the prevailing market price at such time and our ability to raise equity capital in the future.

Following the completion of this offering, based on the number of shares of our capital stock outstanding as of December 31, 2017, we will have a total of                      shares of our Class A common stock and 63,797,534 shares of our Class B common stock outstanding, assuming the automatic conversion and reclassification of all outstanding shares of our redeemable convertible preferred stock into 41,628,207 shares of our common stock and the automatic conversion and reclassification of outstanding warrants to purchase 617,986 shares of our redeemable convertible preferred stock into 617,986 shares of our common stock, the vesting and settlement of 802,900 shares of our common stock issuable pursuant to RSUs subject to performance conditions and the reclassification of our outstanding common stock as Class B common stock. Of these outstanding shares, all of the                      shares of Class A common stock sold in this offering will be freely tradable, except that any shares purchased in this offering by our affiliates, as that term is defined in Rule 144 under the Securities Act, would only be able to be sold in compliance with the Rule 144 limitations described below.

The remaining outstanding shares of our Class B common stock will be deemed “restricted securities” as defined in Rule 144. Restricted securities may be sold in the public market only if they are registered or if they qualify for an exemption from registration under Rule 144 or Rule 701 under the Securities Act, which rules are summarized below. As a result of the lock-up and market standoff agreements described below and the provisions of our amended and restated investor rights’ agreement described above under the section titled “Description of Capital Stock—Registration Rights,” subject to the provisions of Rule 144 or Rule 701, based on an assumed offering date of                     , shares will be available for sale in the public market as follows:

•	beginning on the date of this prospectus, the shares of Class A common stock sold in this offering will be immediately available for sale in the public market; and

•	beginning 181 days after the date of this prospectus, subject to extension as described in the section titled “Underwriting” below, additional shares will become eligible for sale in the public market, of which shares will be held by affiliates and subject to the volume and other restrictions of Rule 144, as described below.

Lock-Up and Market Standoff Agreements

We, our executive officers, directors and holders of substantially all of our Class B common stock and securities convertible into or exchangeable for our Class B common stock, have agreed or will agree that, subject to certain exceptions, for a period of 180 days from the date of this prospectus, we and they will not, without the prior written consent of Goldman Sachs & Co. LLC and J.P. Morgan Securities LLC, dispose of or hedge any shares or any securities convertible into or exchangeable for shares of our capital stock. Goldman Sachs & Co. LLC and J.P. Morgan Securities LLC, in their discretion, may release any of the securities subject to these lock-up agreements at any time. We have agreed that, without the prior written consent of Goldman, Sachs & Co. and J.P. Morgan Securities LLC, we will not release any of the securities subject to these lock-up agreements. In addition, our executive officers, directors and holders of all of our common stock and securities convertible into or exchangeable for shares of our common stock have entered into market standoff agreements with us under which they have agreed that, subject to certain exceptions, without our consent, they will not dispose of or hedge any shares or any securities convertible into or exchangeable for shares of our common stock for a period of 180 days after the date of this prospectus.

Rule 144

In general, under Rule 144 as currently in effect, once we have been subject to the public company reporting requirements of Section 13 or Section 15(d) of the Exchange Act for at least 90 days, a person who is not deemed to have been one of our affiliates for purposes of the Securities Act at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least six months, including the holding period of any prior owner other than our affiliates, is entitled to sell those shares without complying with the manner of sale, volume limitation or notice provisions of Rule 144, subject to compliance with the public information requirements of Rule 144. If such a person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any prior owner other than our affiliates, then that person would be entitled to sell those shares without complying with any of the requirements of Rule 144.

In general, under Rule 144, as currently in effect, our affiliates or persons selling shares on behalf of our affiliates are entitled to sell upon expiration of the lock-up agreements described above, within any three-month period, a number of shares that does not exceed the greater of:

•	1% of the number of shares of our Class A common stock then outstanding, which will equal approximately shares immediately after this offering; or

•	the average weekly trading volume of our Class A common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to that sale.

Sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 701

Rule 701 generally allows a stockholder who purchased shares of our common stock pursuant to a written compensatory plan or contract and who is not deemed to have been an affiliate of ours during the immediately preceding 90 days to sell these shares in reliance upon Rule 144, but without being required to comply with the public information, holding period, volume limitation or notice provisions of Rule 144. Rule 701 also permits our affiliates of our company to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. All holders of Rule 701 shares, however, are required by that rule to wait until 90 days after the date of this prospectus before selling those shares pursuant to Rule 701.

Registration Rights

Pursuant to our amended and restated investors’ rights agreement, the holders of up to 41,628,207 shares of our Class B common stock (including shares issuable upon the conversion of our outstanding redeemable convertible preferred stock immediately prior to the completion of this offering) will be entitled to certain rights with respect to the registration of the offer and sale of those shares under the Securities Act. See the section titled “Description of Capital Stock—Registration Rights” for a description of these registration rights. If the offer and sale of these shares is registered, the shares will be freely tradable without restriction under the Securities Act, and a large number of shares may be sold into the public market.

Registration Statement on Form S-8

We intend to file a registration statement on Form S-8 under the Securities Act to register all of the shares of our Class A common stock and Class B common stock issued or reserved for issuance under our 2004 Plan, 2010 Plan, 2018 Plan and ESPP. We expect to file this registration statement as promptly as possible after the completion of this offering. Shares covered by this registration statement will be eligible for sale in the public market, subject to the Rule 144 limitations applicable to affiliates, vesting restrictions and any applicable lock-up agreements and market standoff agreements.

CERTAIN MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES

The following is a general discussion of certain material U.S. federal income tax considerations relating to ownership and disposition of our common stock by a non-U.S. holder. For purposes of this discussion, the term “non-U.S. holder” means a beneficial owner of our common stock that is not, for U.S. federal income tax purposes:

•	an individual citizen or resident of the United States;

•	a corporation, or other entity treated as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust, if a U.S. court is able to exercise primary supervision over the administration of the trust and one or more U.S. persons (as defined in the Code) have authority to control all substantial decisions of the trust or if the trust has a valid election in effect to be treated as a U.S. person under applicable U.S. Treasury Regulations.

This discussion is based on current provisions of the Code, existing and proposed U.S. Treasury Regulations promulgated thereunder, current administrative rulings and judicial decisions, all as in effect as of the date of this prospectus and all of which are subject to change or to differing interpretation, possibly with retroactive effect. Any change could alter the tax consequences to non-U.S. holders described in this prospectus. In addition, the Internal Revenue Service (IRS) could challenge one or more of the tax consequences described in this prospectus.

We assume in this discussion that each non-U.S. holder holds shares of our common stock as a capital asset (generally, property held for investment) within the meaning of Section 1221 of the Code. This discussion does not address all aspects of U.S. federal income taxation that may be relevant to a particular non-U.S. holder in light of that non-U.S. holder’s individual circumstances nor does it address any aspects of state, local or non-U.S. taxes, alternative minimum tax, any tax considerations resulting from a non-U.S. holder having a functional currency other than the U.S. dollar, the Medicare tax on net investment income, or (except for the limited discussion of U.S. federal estate taxes specifically noted below) U.S. federal taxes other than income taxes. This discussion also does not consider any specific facts or circumstances that may apply to a non-U.S. holder and does not address any special tax rules that may apply to particular non-U.S. holders, such as:

•	insurance companies;

•	tax-exempt organizations;

•	financial institutions;

•	brokers or dealers in securities;

•	pension plans;

•	controlled foreign corporations;

•	passive foreign investment companies;

•	owners that hold our common stock as part of a straddle, hedge, conversion transaction, synthetic security or other integrated investment;

•	certain U.S. expatriates;

•	persons who have elected to mark securities to market;

•	persons subject to the unearned income Medicare contribution tax; or

•	persons that acquire our common stock as compensation for services.

In addition, this discussion does not address the tax treatment of partnerships (including any entity or arrangement treated as a partnership for U.S. federal income tax purposes) or other entities that are transparent for U.S. federal income tax purposes or persons who hold their common stock through such entities. In the case of a holder that is classified as a partnership for U.S. federal income tax purposes, the tax treatment of a person treated as a partner in such partnership for U.S. federal income tax purposes generally will depend on the status of the partner and the activities of the partner and the partnership. A person treated as a partner in a partnership or who holds their stock through another transparent entity should consult his, her or its own tax advisor regarding the tax consequences of the ownership and disposition of our common stock through a partnership or other transparent entity, as applicable.

Prospective investors should consult their own tax advisors regarding the U.S. federal, state, local and non-U.S. income and other tax considerations of acquiring, holding and disposing of our common stock.

Distributions on our Common Stock

We do not currently expect to pay dividends. See the section titled “Dividend Policy” above in this prospectus. However, in the event that we do pay distributions of cash or property on our common stock, those distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. If a distribution exceeds our current and accumulated earnings and profits, the excess will be treated as a tax-free return of the non-U.S. holder’s investment, up to such holder’s tax basis in our common stock. Any remaining excess will be treated as capital gain, subject to the tax treatment described below under the heading “Gain on Sale, Exchange or Other Taxable Disposition of Common Stock.”

Subject also to the discussions below under the headings “Information Reporting and Backup Withholding Tax” and “Foreign Account Tax Compliance Act,” dividends paid to a non-U.S. holder generally will be subject to withholding of U.S. federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty between the United States and such holder’s country of residence. If we are unable to determine, at a time reasonably close to the date of payment of a distribution on our common stock, what portion, if any, of the distribution will constitute a dividend, then we may withhold U.S. federal income tax on the basis of assuming that the full amount of the distribution will be a dividend. If we or another withholding agent apply over-withholding, a non-U.S. holder may be entitled to a refund or credit of any excess tax withheld by timely filing an appropriate claim with the IRS.

Dividends that are treated as effectively connected with a trade or business conducted by a non-U.S. holder within the United States, and, if an applicable income tax treaty so provides, that are attributable to a permanent establishment or a fixed base maintained by the non-U.S. holder within the United States, are generally exempt from the 30% withholding tax if the non-U.S. holder satisfies applicable certification and disclosure requirements. To obtain this exemption, a non-U.S. holder must generally provide us with a properly executed original IRS Form W-8ECI properly certifying such exemption. However, such U.S. effectively connected income, net of specified deductions and credits, will be taxed at the same graduated U.S. federal income tax rates applicable to U.S. persons. Any U.S. effectively connected income received by a non-U.S. holder that is a corporation may also, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty between the United States and such holder’s country of residence.

A non-U.S. holder of our common stock who claims the benefit of an applicable income tax treaty between the United States and such holder’s country of residence generally will be required to provide a properly executed IRS Form W-8BEN or W-8BEN-E (or applicable successor form) and satisfy applicable certification and other requirements. Non-U.S. holders are urged to consult their own tax advisors regarding their entitlement to benefits under a relevant income tax treaty.

A non-U.S. holder that is eligible for a reduced rate of U.S. withholding tax under an income tax treaty may obtain a refund or credit of any excess amounts withheld by timely filing an appropriate claim with the IRS.

Any documentation provided to an applicable withholding agent may need to be updated in certain circumstances. The certification requirements described above also may require a non-U.S. holder to provide its U.S. taxpayer identification number.

Gain on Sale, Exchange or Other Taxable Disposition of Common Stock

Subject to the discussions below under the headings “Information Reporting and Backup Withholding Tax” and “Foreign Account Tax Compliance Act,” a non-U.S. holder generally will not be subject to U.S. federal income tax or withholding tax on gain recognized on a sale, exchange or other taxable disposition of our common stock unless:

•	the gain is effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States, and, if an applicable income tax treaty so provides, the gain is attributable to a permanent establishment or fixed base maintained by the non-U.S. holder in the United States; in these cases, the non-U.S. holder will be taxed on a net income basis at the regular graduated rates and in the manner applicable to U.S. persons, and, if the non-U.S. holder is a foreign corporation, an additional branch profits tax at a rate of 30%, or a lower rate as may be specified by an applicable income tax treaty, may also apply;

•	the non-U.S. holder is an individual present in the United States for 183 days or more in the taxable year of the disposition and certain other conditions are met, in which case the non-U.S. holder will be subject to a 30% tax (or such lower rate as may be specified by an applicable income tax treaty) on the amount by which the non-U.S. holder’s capital gains allocable to U.S. sources exceed capital losses allocable to U.S. sources during the taxable year of the disposition (without taking into account any capital loss carryovers); or

•	we are or were a “U.S. real property holding corporation” during a certain look-back period, unless our common stock is regularly traded on an established securities market and the non-U.S. holder held no more than five percent of our outstanding common stock, directly or indirectly, during the shorter of the five-year period ending on the date of the disposition or the period that the non-U.S. holder held our common stock. If we are determined to be a U.S. real property holding corporation and the foregoing exception does not apply, then a purchaser may generally withhold 15% of the proceeds payable to a non-U.S. holder from a sale of our common stock and the non-U.S. holder generally will be taxed on its net gain derived from the disposition at the regular graduated rates applicable to U.S. persons. Generally, a corporation is a “U.S. real property holding corporation” if the fair market value of its “U.S. real property interests” equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests plus its other assets used or held for use in a trade or business. Although there can be no assurance, we believe that we have not been and are not currently, and we do not anticipate becoming, a “U.S. real property holding corporation” for U.S. federal income tax purposes.

Information Reporting and Backup Withholding Tax

We (or the applicable paying agent) must report annually to the IRS and to each non-U.S. holder the gross amount of the distributions on our common stock paid to such holder and the tax withheld, if any, with respect to such distributions. Non-U.S. holders may have to comply with specific certification procedures to establish that the holder is not a U.S. person in order to avoid backup withholding at the applicable rate with respect to dividends on our common stock. Generally, a holder will comply with such procedures if it provides a properly executed IRS Form W-8BEN or W-8BEN-E or otherwise meets documentary evidence requirements for establishing that it is a non-U.S. holder, or otherwise establishes an exemption.

Information reporting and backup withholding generally will apply to the proceeds of a disposition of our common stock by a non-U.S. holder effected by or through the U.S. office of any broker, U.S. or foreign, unless the holder certifies its status as a non-U.S. holder and satisfies certain other requirements, or otherwise establishes an exemption. Generally, information reporting and backup withholding will not apply to a payment of disposition proceeds to a non-U.S. holder where the transaction is effected outside the United States through a foreign broker. However, for information reporting purposes, dispositions effected through a non-U.S. office of a broker with substantial U.S. ownership or operations generally will be treated in a manner similar to dispositions effected through a U.S. office of a broker. Non-U.S. holders should consult their own tax advisors regarding the application of the information reporting and backup withholding rules to them.

Copies of information returns may be made available to the tax authorities of the country in which the non-U.S. holder resides or is incorporated under the provisions of a specific treaty or agreement. Any documentation provided to an applicable withholding agent may need to be updated in certain circumstances.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a non-U.S. holder may be refunded or credited against the non-U.S. holder’s U.S. federal income tax liability, if any, provided that an appropriate claim is timely filed with the IRS.

Foreign Account Tax Compliance Act

Legislation commonly referred to as the Foreign Account Tax Compliance Act and associated guidance (collectively, FATCA) will generally impose a 30% withholding tax on any “withholdable payment” (as defined below) to a “foreign financial institution,” unless such institution enters into an agreement with the U.S. government to collect and provide to the U.S. tax authorities substantial information regarding U.S. account holders of such institution (which would include certain equity and debt holders of such institution, as well as certain account holders that are foreign entities with U.S. owners) or another applicable exception applies or such institution is compliant with applicable foreign law enacted in connection with an applicable intergovernmental agreement between the United States and a foreign jurisdiction. FATCA will also generally impose a 30% withholding tax on any “withholdable payment” to a foreign entity that is not a financial institution, unless such entity provides the withholding agent with a certification identifying the substantial U.S. owners of the entity (which generally includes any U.S. person who directly or indirectly owns more than 10% of the entity), if any, or another applicable exception applies or such entity is compliant with applicable foreign law enacted in connection with an applicable intergovernmental agreement between the United States and a foreign jurisdiction. Under certain circumstances, a non-U.S. holder might be eligible for refunds or credits of such taxes.

“Withholdable payments” generally include dividends on our common stock, and beginning on January 1, 2019, will also include the gross proceeds of a disposition of our common stock. The FATCA withholding tax will apply regardless of whether a payment would otherwise be exempt from or not subject to U.S. nonresident withholding tax (e.g., as capital gain).

Federal Estate Tax

Common stock owned or treated as owned by an individual who is a non-U.S. holder (as specially defined for U.S. federal estate tax purposes) at the time of death will be included in the individual’s gross estate for U.S. federal estate tax purposes and, therefore, may be subject to U.S. federal estate tax, unless an applicable estate tax or other treaty provides otherwise.

The preceding discussion of material U.S. federal income tax considerations is for general information only. It is not tax advice. Prospective investors should consult their own tax advisors regarding the particular U.S. federal, state, local and non-U.S. tax consequences of purchasing, holding and disposing of our common stock, including the consequences of any proposed changes in applicable laws.

UNDERWRITING

We and the underwriters named below will enter into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, each underwriter will severally agree to purchase the number of shares indicated in the following table. Goldman Sachs & Co. LLC, J.P. Morgan Securities LLC and Allen & Company LLC are the representatives of the underwriters.

Underwriters	Number of Shares
Goldman Sachs & Co. LLC
J.P. Morgan Securities LLC
Allen & Company LLC

Total

The underwriters will be committed to take and pay for all of the shares being offered, if any are taken, other than the shares covered by the option described below unless and until this option is exercised.

The underwriters will have an option to buy up to an additional            shares from us to cover sales by the underwriters of a greater number of shares than the total number set forth in the table above. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by us. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase                additional shares.

	No Exercise	Full Exercise
Per Share	$	$
Total	$	$

Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $            per share from the initial public offering price. After the initial offering of the shares, the representatives may change the offering price and the other selling terms. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

We and our officers, directors and holders of substantially all of our common stock have agreed or will agree with the underwriters, subject to certain exceptions, not to dispose of or hedge any common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of Goldman Sachs & Co. LLC and J.P. Morgan Securities LLC. In addition, our executive officers, directors and holders of all of our common stock and securities convertible into or exchangeable for shares of our common stock have entered into market standoff agreements with us under which they have agreed that, subject to certain exceptions, without our consent, they will not dispose of or hedge any shares or any securities convertible into or exchangeable for shares of our common stock for a period of 180 days after the date of this prospectus. See the section titled “Shares Eligible for Future Sale” for a discussion of certain transfer restrictions.

Prior to the offering, there has been no public market for the shares. The initial public offering price will be negotiated among the representatives and us. Among the factors to be considered in determining the initial public offering price of the shares, in addition to prevailing market conditions, will be our historical performance, estimates of our business potential and earnings prospects, an assessment of our management and the consideration of the above factors in relation to market valuation of companies in related businesses.

We intend to apply to list our Class A common stock on the NYSE under the symbol “EB.”

In connection with the offering, the underwriters may purchase and sell shares of Class A common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering, and a short position represents the amount of such sales that have not been covered by subsequent purchases. A “covered short position” is a short position that is not greater than the amount of additional shares for which the underwriters’ option described above may be exercised. The underwriters may cover any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to cover the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option described above. “Naked” short sales are any short sales that create a short position greater than the amount of additional shares for which the option described above may be exercised. The underwriters must cover any such naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our Class A common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of Class A common stock made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of our stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of our Class A common stock. As a result, the price of our Class A common stock may be higher than the price that otherwise might exist in the open market. The underwriters are not required to engage in these activities and may end any of these activities at any time. These transactions may be effected on the NYSE, in the over-the-counter market or otherwise.

The underwriters do not expect sales to discretionary accounts to exceed five percent of the total number of shares offered. We will agree to reimburse the underwriters for certain FINRA-related expenses incurred by them in connection with the offering in an amount not to exceed $            as set forth in the underwriting agreement.

We estimate that our share of the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $            .

We will agree to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market making, brokerage and other financial and non-financial activities and services. Certain of the underwriters and their respective affiliates have provided, and may in the future provide, a variety of these services to us and to persons and entities with relationships with us, for which they received or will receive customary fees and expenses.

In the ordinary course of their various business activities, the underwriters and their respective affiliates, officers, directors and employees may purchase, sell or hold a broad array of investments and actively traded securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments for their own account and for the accounts of their customers, and such investment and trading activities may involve or relate to assets, securities and/or instruments of ours (directly, as collateral securing other obligations or otherwise) and/or persons and entities with relationships with us. The underwriters and their respective affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such assets, securities or instruments and may at any time hold, or recommend to clients that they should acquire, long and/or short positions in such assets, securities and instruments.

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a Relevant Member State), an offer to the public of our common shares may not be made in that Relevant Member State, except that an offer to the public in that Relevant Member State of our common shares may be made at any time under the following exemptions under the Prospectus Directive:

•	To any legal entity which is a qualified investor as defined in the Prospectus Directive;

•	To fewer than 150 natural or legal persons (other than qualified investors as defined in the Prospectus Directive), subject to obtaining the prior consent of the representatives for any such offer; or
•	In any other circumstances falling within Article 3(2) of the Prospectus Directive;

provided that no such offer or shares of our common stock shall result in a requirement for the publication by us or any placement agent of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer to public” in relation to our common shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and our common shares to be offered so as to enable an investor to decide to purchase our common shares, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, the expression “Prospectus Directive” means Directive 2003/71/EC (as amended), including by Directive 2010/73/EU and includes any relevant implementing measure in the Relevant Member State.

This European Economic Area selling restriction is in addition to any other selling restrictions set out below.

United Kingdom

In the United Kingdom, this prospectus is only addressed to and directed as qualified investors who are (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (Order); or (ii) high net worth entities and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). Any investment or investment activity to which this prospectus relates is available only to relevant persons and will only be engaged with relevant persons. Any person who is not a relevant person should not act or relay on this prospectus or any of its contents.

Hong Kong

The shares may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571,

Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, or the SFA, (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the shares under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

Japan

The securities have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (Financial Instruments and Exchange Law) and each underwriter has agreed that it will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

Canada

The securities may be sold in Canada only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions, and Ongoing Registrant Obligations. Any resale of the securities must be made in accordance with an exemption form, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this offering memorandum (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Switzerland

The securities may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (SIX) or on any other stock exchange or regulated trading facility in Switzerland. This prospectus has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this prospectus nor any other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland. Neither this prospectus nor any other offering or marketing material relating to the offering, us, or the shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this prospectus will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (CISA). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.

Dubai

This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority (DFSA). This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. The shares to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.

Australia

No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission (ASIC) in relation to the offering. This prospectus does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001 (Corporations Act) and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.

Any offer in Australia of the shares may only be made to persons, or the Exempt Investors, who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the shares without disclosure to investors under Chapter 6D of the Corporations Act.

The shares applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring shares must observe such Australian on-sale restrictions.

This prospectus contains general information only and does not take into account the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate for their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

Chile

The shares are not registered in the Securities Registry (Registro de Valores) or subject to the control of the Chilean Securities and Exchange Commission (Superintendencia de Valores y Seguros de Chile). This prospectus supplement and other offering materials relating to the offer of the shares do not constitute a public offer of, or an invitation to subscribe for or purchase, the shares in the Republic of Chile, other than to individually identified purchasers pursuant to a private offering within the meaning of Article 4 of the Chilean Securities Market Act (Ley de Mercado de Valores) (an offer that is not “addressed to the public at large or to a certain sector or specific group of the public”).

United Arab Emirates

The shares have not been, and are not being, publicly offered, sold, promoted or advertised in the United Arab Emirates (including the Dubai International Financial Centre) other than in compliance with the laws of the United Arab Emirates (and the Dubai International Financial Centre) governing the issue, offering and sale of securities. Further, this prospectus does not constitute a public offer of securities in the United Arab Emirates (including the Dubai International Financial Centre) and is not intended to be a public offer. This prospectus has not been approved by or filed with the Central Bank of the United Arab Emirates, the Securities and Commodities Authority or the Dubai Financial Services Authority.

Bermuda

Shares may be offered or sold in Bermuda only in compliance with the provisions of the Investment Business Act of 2003 of Bermuda which regulates the sale of securities in Bermuda. Additionally, non-Bermudian persons (including companies) may not carry on or engage in any trade or business in Bermuda unless such persons are permitted to do so under applicable Bermuda legislation.

Saudi Arabia

This prospectus may not be distributed in the Kingdom of Saudi Arabia except to such persons as are permitted under the Offers of Securities Regulations as issued by the board of the Saudi Arabian Capital Market Authority (CMA) pursuant to resolution number 2-11-2004 dated 4 October 2004 as amended by resolution number 1-28-2008, as amended (CMA Regulations). The CMA does not make any representation as to the accuracy or completeness of this prospectus and expressly disclaims any liability whatsoever for any loss arising from, or incurred in reliance upon, any part of this prospectus. Prospective purchasers of the securities offered hereby should conduct their own due diligence on the accuracy of the information relating to the securities. If you do not understand the contents of this prospectus, you should consult an authorized financial adviser.

BVIs

The shares are not being, and may not be offered to the public or to any person in the British Virgin Islands for purchase or subscription by or on behalf of us. The shares may be offered to companies incorporated under the BVI Business Companies Act, 2004 (British Virgin Islands) (BVI Companies), but only where the offer will be made to, and received by, the relevant BVI Company entirely outside of the British Virgin Islands.

This prospectus has not been, and will not be, registered with the Financial Services Commission of the British Virgin Islands. No registered prospectus has been or will be prepared in respect of the shares for the purposes of the Securities and Investment Business Act, 2010 (SIBA) or the Public Issuers Code of the British Virgin Islands.

China

This prospectus does not constitute a public offer of shares, whether by sale or subscription, in the People’s Republic of China (PRC). The shares are not being offered or sold directly or indirectly in the PRC to or for the benefit of, legal or natural persons of the PRC.

Further, no legal or natural persons of the PRC may directly or indirectly purchase any of the shares or any beneficial interest therein without obtaining all prior PRC’s governmental approvals that are required, whether statutorily or otherwise. Persons who come into possession of this prospectus are required by the issuer and its representatives to observe these restrictions.

Korea

The shares have not been and will not be registered under the Financial Investments Services and Capital Markets Act of Korea and the decrees and regulations thereunder (FSCMA), and the shares have been and will be offered in Korea as a private placement under the FSCMA. None of the shares may be offered, sold or delivered directly or indirectly, or offered or sold to any person for re-offering or resale, directly or indirectly, in Korea or to any resident of Korea except pursuant to the applicable laws and regulations of Korea, including the FSCMA and the Foreign Exchange Transaction Law of Korea and the decrees and regulations thereunder (FETL). Furthermore, the purchaser of the shares shall comply with all applicable regulatory requirements (including but not limited to requirements under the FETL) in connection with the purchase of the shares. By the purchase of the shares, the relevant holder thereof will be deemed to represent and warrant that if it is in Korea or is a resident of Korea, it purchased the shares pursuant to the applicable laws and regulations of Korea.

Malaysia

No prospectus or other offering material or document in connection with the offer and sale of the shares has been or will be registered with the Securities Commission of Malaysia (Commission) for the Commission’s approval pursuant to the Capital Markets and Services Act 2007. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Malaysia other than (i) a closed end fund approved by the Commission; (ii) a holder of a Capital Markets Services Licence; (iii) a person who acquires the shares, as principal, if the offer is on terms that the shares may only be acquired at a consideration of not less than RM250,000 (or its equivalent in foreign currencies) for each transaction; (iv) an individual whose total net personal assets or total net joint assets with his or her spouse exceeds RM3 million (or its equivalent in foreign currencies), excluding the value of the primary residence of the individual; (v) an individual who has a gross annual income exceeding RM300,000 (or its equivalent in foreign currencies) per annum in the preceding 12 months; (vi) an individual who, jointly with his or her spouse, has a gross annual income of RM400,000 (or its equivalent in foreign currencies), per annum in the preceding 12 months; (vii) a corporation with total net assets exceeding RM10 million (or its equivalent in a foreign currencies) based on the last audited accounts; (viii) a partnership with total net assets exceeding RM10 million (or its equivalent in foreign currencies); (ix) a bank licensee or insurance licensee as defined in the Labuan Financial Services and Securities Act 2010; (x) an Islamic bank licensee or takaful licensee as defined in the Labuan Financial Services and Securities Act 2010; and

(xi) any other person as may be specified by the Commission; provided that, in the each of the preceding categories (i) to (xi), the distribution of the shares is made by a holder of a Capital Markets Services Licence who carries on the business of dealing in securities. The distribution in Malaysia of this prospectus is subject to Malaysian laws. This prospectus does not constitute and may not be used for the purpose of public offering or an issue, offer for subscription or purchase, invitation to subscribe for or purchase any securities requiring the registration of a prospectus with the Commission under the Capital Markets and Services Act 2007.

Taiwan

The shares have not been and will not be registered with the Financial Supervisory Commission of Taiwan pursuant to relevant securities laws and regulations and may not be sold, issued or offered within Taiwan through a public offering or in circumstances which constitutes an offer within the meaning of the Securities and Exchange Act of Taiwan that requires a registration or approval of the Financial Supervisory Commission of Taiwan. No person or entity in Taiwan has been authorized to offer, sell, give advice regarding or otherwise intermediate the offering and sale of the shares in Taiwan.

South Africa

Due to restrictions under the securities laws of South Africa, the shares are not offered, and the offer shall not be transferred, sold, renounced or delivered, in South Africa or to a person with an address in South Africa, unless one or other of the following exemptions applies:

i.	the offer, transfer, sale, renunciation or delivery is to:

(a)	persons whose ordinary business is to deal in securities, as principal or agent;

(b)	the South African Public Investment Corporation;

(c)	persons or entities regulated by the Reserve Bank of South Africa;

(d)	authorized financial service providers under South African law;

(e)	financial institutions recognized as such under South African law;

(f)	a wholly-owned subsidiary of any person or entity contemplated in (c), (d) or (e), acting as agent in the capacity of an authorized portfolio manager for a pension fund or collective investment scheme (in each case duly registered as such under South African law); or

(g)	any combination of the person in (a) to (f); or

ii.	the total contemplated acquisition cost of the securities, for any single addressee acting as principal is equal to or greater than ZAR1,000,000.

No “offer to the public” (as such term is defined in the South African Companies Act, No. 71 of 2008 (as amended or re-enacted) (South African Companies Act)) in South Africa is being made in connection with the issue of the shares. Accordingly, this prospectus does not, nor is it intended to, constitute a “registered prospectus” (as that term is defined in the South African Companies Act) prepared and registered under the South African Companies Act and has not been approved by, and/or filed with, the South African Companies and Intellectual Property Commission or any other regulatory authority in South Africa. Any issue or offering of the shares in South Africa constitutes an offer of the shares in South Africa for subscription or sale in South Africa only to persons who fall within the exemption from “offers to the public” set out in section 96(1)(a) of the South African Companies Act. Accordingly, this prospectus must not be acted on or relied on by persons in South Africa who do not fall within section 96(1)(a) of the South African Companies Act (such persons being referred to as “SA Relevant Persons”). Any investment or investment activity to which this prospectus relates is available in South Africa only to SA Relevant Persons and will be engaged in South Africa only with SA Relevant Persons.

LEGAL MATTERS

Goodwin Procter LLP, Redwood City, California, which has acted as our counsel in connection with this offering, will pass upon the validity of the shares of Class A common stock being offered by this prospectus. The underwriters have been represented by Wilson Sonsini Goodrich & Rosati, P.C., Palo Alto, California.

EXPERTS

The financial statements of Eventbrite, Inc. as of December 31, 2016 and 2017 and for each of the two years in the period ended December 31, 2017 included in this Prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The financial statements of Ticketfly, LLC as of December 31, 2016 and August 31, 2017 and for the year ended December 31, 2016 and the eight months ended August 31, 2017 included in this Prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

ADDITIONAL INFORMATION

We have submitted with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of Class A common stock offered by this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement, some of which is contained in exhibits to the registration statement as permitted by the rules and regulations of the SEC. For further information with respect to us and our Class A common stock, we refer you to the registration statement, including the exhibits filed as a part of the registration statement. Statements contained in this prospectus concerning the contents of any contract or any other document are not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, please see the copy of the contract or document that has been filed. Each statement in this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit. You may obtain copies of this information by mail from the Public Reference Section of the SEC, 100 F Street, N.E., Room 1580, Washington, D.C. 20549, at prescribed rates. You may obtain information on the operation of the public reference rooms by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet website that contains reports, proxy statements and other information about issuers, like us, that file electronically with the SEC. The address of that website is www.sec.gov.

As a result of this offering, we will become subject to the information and reporting requirements of the Exchange Act and, in accordance with this law, will file periodic reports, proxy statements and other information with the SEC. These periodic reports, proxy statements and other information will be available for inspection and copying at the SEC’s public reference facilities and the website of the SEC referred to above. We also maintain a website at www.eventbrite.com. Upon completion of this offering, you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. Information contained on our website is not a part of this prospectus and the inclusion of our website address in this prospectus is an inactive textual reference only.

EVENTBRITE, INC.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of Eventbrite, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Eventbrite, Inc. and its subsidiaries as of December 31, 2017 and 2016, and the related consolidated statements of operations, of redeemable convertible preferred stock and stockholders’ deficit, and of cash flows for the years then ended, including the related notes and financial statement schedule listed in the accompanying index (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and 2016, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

San Jose, California

June 15, 2018

We have served as the Company’s auditor since 2014.

EVENTBRITE, INC.

Consolidated Balance Sheets

(in thousands, except share and per share data)

	December 31,		Pro Forma December 31, 2017
	2016	2017
			(unaudited) (Note 2)
Assets
Current assets
Cash	$139,538	$188,986
Funds receivable	26,069	51,639
Accounts receivable, net	1,982	2,885
Creator signing fees, net	2,676	4,235
Creator advances, net	7,583	20,076
Prepaid expenses and other current assets	5,856	11,749

Total current assets	183,704	279,570
Property, plant and equipment, net	40,723	42,492
Goodwill	9,725	158,766
Acquired intangible assets, net	1,684	79,541
Restricted cash	4,000	3,235
Creator signing fees, noncurrent	4,230	6,186
Other assets	1,271	2,134

Total assets	$245,337	$571,924

Liabilities, Redeemable Convertible Preferred Stock and Stockholders’ Deficit
Current liabilities
Accounts payable, creators	$137,124	$228,007
Accounts payable, trade	632	1,481
Accrued compensation and benefits	1,696	3,535
Accrued taxes	410	3,702
Other accrued liabilities	9,404	10,544

Total current liabilities	149,266	247,269
Build-to-suit lease financing obligation	30,274	29,494
Accrued taxes	12,688	30,047
Redeemable convertible preferred stock warrant liability	—	7,271	—
Promissory note	—	51,082
Term loan	—	26,669
Other liabilities	2,111	1,888

Total liabilities	194,339	393,720

Commitments and contingencies (Note 9)
Redeemable convertible preferred stock, $0.00001 par value; 33,446,250 and 42,452,188 shares authorized as of December 31, 2016 and 2017, aggregate liquidation preference of $200,317 and $401,372 as of December 31, 2016 and 2017; 33,446,250 and 41,628,207 shares issued and outstanding as of December 31, 2016 and 2017; no shares issued and outstanding as of December 31, 2017, pro forma (unaudited)	200,082	334,018	—

EVENTBRITE, INC.

Consolidated Balance Sheets

(continued)

(in thousands, except share and per share data)

	December 31,		Pro Forma December 31, 2017
	2016	2017
			(unaudited) (Note 2)
Stockholders’ equity (deficit)
Common stock, $0.00001 par value; 70,000,000 and 92,057,771 shares authorized as of December 31, 2016 and 2017; 16,693,380 and 20,748,441 shares issued and outstanding as of December 31, 2016 and 2017 (including 150,729 and 103,133 shares, subject to repurchase, legally issued and outstanding as of December 31, 2016 and 2017); 63,797,534 shares issued and outstanding, pro forma (unaudited)	$—	$—	$1
Treasury stock at cost, 188,480 shares as of December 31, 2016 and 2017	(488)	(488)	(488)
Additional paid-in capital	51,474	83,291	430,448
Accumulated deficit	(200,070)	(238,617)	(244,486)

Total stockholders’ equity (deficit)	(149,084)	(155,814)	$185,475

Total liabilities, redeemable convertible preferred stock and stockholders’ deficit	$245,337	$571,924

The accompanying notes are an integral part of these consolidated financial statements.

EVENTBRITE, INC.

Consolidated Statements of Operations

(in thousands, except per share data)

	Year Ended December 31,
	2016	2017
Net revenue	$133,499		$201,597
Cost of net revenue	55,689		81,667

Gross profit	77,810		119,930
Operating expenses:
Product development	22,723		30,608
Sales, marketing and support	48,391		55,170
General and administrative	41,749		67,559

Total operating expenses	112,863		153,337

Loss from operations	(35,053)		(33,407)
Interest expense	(3,513)		(6,462)
Change in fair value of redeemable convertible preferred stock warrant liability	—		(2,200)
Other income (expense), net	(1,695)		3,509

Loss before provision for (benefit from) income taxes	(40,261)		(38,560)
Income tax provision (benefit)	131		(13)

Net loss attributable to common stockholders	$(40,392)		$(38,547)

Net loss per share attributable to common stockholders, basic and diluted	$(2.48)		$(1.98)

Weighted-average number of shares outstanding used to compute net loss per share attributable to common stockholders, basic and diluted	16,291		19,500

Pro forma net loss per share attributable to common stockholders, basic and diluted (unaudited)			$(0.64)

Pro forma weighted-average shares outstanding used to compute pro forma net loss per share attributable to common stockholders, basic and diluted (unaudited)			56,760

Supplemental pro forma net loss per share attributable to common stockholders, basic and diluted (unaudited)		$

Supplemental pro forma weighted-average shares outstanding used to compute net loss per share attributable to common stockholders, basic and diluted (unaudited)

The accompanying notes are an integral part of these consolidated financial statements.

EVENTBRITE, INC.

Consolidated Statements of Redeemable Convertible Preferred Stock and Stockholders’ Deficit

(in thousands, except share and per share data)

	Redeemable Convertible Preferred Stock		Common Stock		Treasury Stock		Additional Paid-In Capital	Accumulated Deficit	Total Stockholders’ Deficit
	Shares	Amount	Shares	Amount	Shares	Amount
Balance at January 1, 2016	33,446,250	$200,082	16,022,200	$—	(188,480)	$(488)	$40,153	$(159,678)	$(120,013)
Issuance of common stock upon exercise of stock options	—	—	599,180	—	—	—	1,439	—	1,439
Issuance of common stock, acquisitions	—	—	72,000	—	—	—	478	—	478
Vesting of early exercised options	—	—	—	—	—	—	305	—	305
Stock-based compensation	—	—	—	—	—	—	9,099	—	9,099
Net loss	—	—	—	—	—	—	—	(40,392)	(40,392)

Balance at December 31, 2016	33,446,250	$200,082	16,693,380	$—	(188,480)	$(488)	$51,474	$(200,070)	$(149,084)
Issuance of Series G redeemable convertible preferred stock at $16.3836 per share, net of issuance costs of $0.1 million	8,181,957	133,936	—	—	—	—	—	—	—
Issuance of common stock upon exercise of stock options	—	—	1,376,872	—	—	—	1,767	—	1,767
Issuance of common stock, acquisitions	—	—	2,678,189	—	—	—	18,243	—	18,243
Vesting of early exercised options	—	—	—	—	—	—	366	—	366
Stock-based compensation	—	—	—	—	—	—	11,441	—	11,441
Net loss	—	—	—	—	—	—	—	(38,547)	(38,547)

Balance at December 31, 2017	41,628,207	$334,018	20,748,441	$—	(188,480)	$(488)	$83,291	$(238,617)	$(155,814)

The accompanying notes are an integral part of these consolidated financial statements.

EVENTBRITE, INC.

Consolidated Statements of Cash Flows

(in thousands)

	Year Ended December 31,
	2016	2017
Cash flows from operating activities
Net loss	$(40,392)	$(38,547)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	7,639	19,418
Amortization of creator signing fees	2,737	4,314
Accretion of term loan	—	752
Change in fair value of redeemable convertible preferred stock warrant liability	—	2,200
Stock-based compensation	8,531	10,858
Impairment of long-lived assets	1,795	2,715
Provision for bad debt	910	921
Loss on disposal of equipment	20	1,271
Deferred income taxes	(58)	(400)
Excess tax benefit from stock-based compensation awards	—	(2,258)
Changes in operating assets and liabilities, net of impact of acquisitions:
Accounts receivable	(1,364)	(775)
Funds receivable	(9,862)	(18,148)
Creator signing fees, net	(5,980)	(8,600)
Creator advances, net	(4,636)	(5,782)
Prepaid expenses and other current assets	(1,890)	(4,347)
Other assets	(307)	668
Accounts payable, creators	37,109	52,836
Accounts payable, trade	245	386
Accrued compensation and benefits	1	(333)
Accrued taxes	(1,253)	3,640
Other accrued liabilities	3,939	693
Accrued taxes, non-current	4,957	7,027
Other liabilities	644	1,312

Net cash provided by operating activities	2,785	29,821

Cash flows from investing activities
Purchases of property and equipment	(2,983)	(2,536)
Capitalized internal-use software development costs	(5,483)	(6,142)
Cash used for acquisitions, net of cash acquired	(1,693)	(131,974)

Net cash used in investing activities	(10,159)	(140,652)

Cash flows from financing activities
Proceeds from exercise of stock options	2,903	1,767
Excess tax benefit from stock-based compensation awards	—	2,258
Proceeds from issuance of redeemable convertible preferred stock, net	—	133,936
Proceeds from term loan	—	30,000
Principal payments on debt obligations	—	(7,788)
Payments on capital lease obligations	(358)	(249)
Payments on lease financing obligations	(220)	(410)

Net cash provided by financing activities	2,325	159,514

Net increase (decrease) in cash and restricted cash	(5,049)	48,683

EVENTBRITE, INC.

Consolidated Statements of Cash Flows

(continued)

(in thousands)

	Year Ended December 31,
	2016	2017
Cash and restricted cash
Beginning of year	$148,587	$143,538

End of year	$143,538	$192,221

Supplemental cash flow data
Cash paid for interest	$—	$868
Noncash investing and financing activities
Vesting of early exercised stock options	$305	$366
Issuance of common stock for acquisitions	$478	$18,243
Promissory notes issued in connection with acquisitions	$—	$57,500
Issuance of redeemable convertible preferred stock warrants in connection with the loan facility and term loan	$—	$5,071

The accompanying notes are an integral part of these consolidated financial statements.

EVENTBRITE, INC.

Notes to Consolidated Financial Statements

1. Organization

Description of business

Eventbrite, Inc. (Eventbrite or the Company) has built a powerful, broad technology platform to enable creators to solve many challenges associated with creating live experiences. The Company’s platform integrates components needed to seamlessly plan, promote and produce live events, thereby allowing creators to reduce friction and costs, increase reach and drive ticket sales.

Mollyguard Corporation was incorporated in 2003. Eventbrite launched operations as part of Mollyguard Corporation in 2006, and in 2009, the Company changed its name to Eventbrite, Inc. In October 2009, Eventbrite reincorporated as a Delaware corporation.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. Since inception, the Company has incurred net losses. During the year ended December 31, 2017, the Company incurred a net loss of $38.5 million. At December 31, 2017, the Company had an accumulated deficit of $238.6 million. The Company has historically financed its operations primarily through the issuance and sale of redeemable convertible preferred stock, through cash flows generated from operations and through the issuance of debt. The Company has evaluated and concluded there are no conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for a period of one year following the date that these financial statements are issued.

2. Summary of Significant Accounting Policies

Basis of Presentation

The consolidated financial statements have been prepared in accordance with United States generally accepted accounting principles (GAAP). The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All intercompany balances and transactions have been eliminated in consolidation.

Unaudited Pro Forma Information

Unaudited pro forma information assumes the following: (i) the automatic conversion of all outstanding shares of the Company’s redeemable convertible preferred stock into an aggregate of 41,628,207 shares of its common stock, (ii) the automatic exercise of outstanding warrants to purchase 617,986 shares of its redeemable convertible preferred stock into 617,986 shares of common stock for no consideration and the resulting reclassification of the redeemable convertible preferred stock warrant liability to additional paid-in capital and (iii) the vesting of 802,900 restricted stock units (RSUs) subject to performance conditions, all of which will occur upon the completion of the Company’s planned initial public offering (IPO). The shares expected to be sold and related proceeds to be received from the IPO are excluded from such unaudited pro forma information. The unaudited pro forma net loss per share for the year ended December 31, 2017 was computed using the weighted-average number of shares of common stock outstanding, including the pro forma effects as if such issuances and reclassifications had occurred at the beginning of the period, or their issuance dates if later. The stock-based compensation expense of $5.9 million to be recognized upon vesting of the RSUs is excluded from pro forma net loss per share.

Supplemental Unaudited Pro Forma Net Loss per Share

Supplemental pro forma basic and diluted net loss per share attributable to common stockholders have been computed to give effect to the pro forma adjustments discussed above and to the number of additional shares that

EVENTBRITE, INC.

Notes to Consolidated Financial Statements

(continued)

would have been required to be issued to repay $         of the outstanding loan facility balance at December 31, 2017, assuming the issuance of such shares at the initial public offering price of $        , the midpoint of the price range set forth on the cover page of the Company’s initial public offering prospectus. The numerator in the supplemental pro forma basic and diluted net loss per share calculation has been adjusted to include the pro forma adjustments discussed above and to reverse the interest expense, net of tax on the loan facility which is assumed to be repaid using a portion of the net proceeds of the Company’s initial public offering of its common stock. The supplemental pro forma net loss per share does not include the proceeds to be received from the assumed initial public offering, or shares expected to be sold in the initial public offering, except for those shares necessary to be issued to repay this loan facility.

Use of Estimates

The preparation of consolidated financial statements in conformity with GAAP requires the Company to make certain estimates, judgments and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenue and expenses during the reported periods. These estimates include, but are not limited to, the recoverability of creator signing fees and creator advances, the capitalization and estimated useful life of internal-use software, certain assumptions used in the valuation of equity awards, assumptions used in determining the fair value of the redeemable convertible preferred stock warrant liability, assumptions used in determining the fair value of business combinations, the allowance for doubtful accounts, indirect tax reserves and contra-revenue amounts related to fraudulent events, customer disputed transactions and refunds. The Company evaluates these estimates on an ongoing basis. Actual results could differ from those estimates and such differences could be material to the Company’s consolidated financial statements.

Comprehensive Loss

For all periods presented, comprehensive loss equaled net loss. Therefore, the consolidated statements of comprehensive loss have been omitted from the consolidated financial statements.

Segment Information

The Company’s Chief Executive Officer (CEO) is the chief operating decision maker. The Company’s CEO reviews financial information presented on a consolidated basis for purposes of allocating resources and evaluating the Company’s financial performance. Additionally, there are no segment managers or other individuals that are held accountable for results below the consolidated level. Accordingly, the Company has determined that it operates as a single reportable and operating segment.

Revenue Recognition

Revenue primarily consists of service fees and payment-processing fees (Eventbrite fees) recognized at the time a ticket for an event is sold and processed. The Company’s customers are event creators who are selling tickets for events using the Company’s platform.

The creator has the choice of whether to use Eventbrite Payment Processing (EPP) or to use a third-party payment processor, referred to as Facilitated Payment Processing (FPP). Under the EPP option, the Company is the merchant of record and is responsible for processing the transaction and collecting the face value of the ticket and all associated fees at the time the ticket is sold. The Company is also responsible for remitting these amounts collected, less the Company’s fees, to the creators. Under the FPP option, Eventbrite is not responsible for processing the transaction or collecting the face value of the ticket and associated fees. In this case, the Company invoices the creator for all of the Company’s fees.

EVENTBRITE, INC.

Notes to Consolidated Financial Statements

(continued)

The determination of whether the Company acts as a principal or an agent in a transaction is based on an evaluation of whether the Company has the substantial risks and rewards of ownership under the terms of an arrangement. The Company determined the creator is the primary obligor in a ticketing transaction as the creator is responsible for providing the event for which a ticket is sold and is the party responsible for providing a refund if the event is canceled. The Company’s service provides a platform for the creator and event attendee to transact and to facilitate payment processing of that transaction. The amount that the Company earns for this service is fixed. Based on management’s assessment, the Company records revenue on a net basis.

The Company’s revenue is derived from its service fees and payment processing fees and is recognized as tickets for an event are sold and processed since the Company believes that is when all the following conditions are met:

•	There is persuasive evidence of an arrangement;

•	The service has been provided to the creator;

•	The collection of the fees is reasonably assured; and

•	The amount of fees to be paid is fixed or determinable.

Revenue is presented net of indirect taxes, value added taxes, creator royalties and reserves for customer refunds, payment chargebacks and estimated uncollectible amounts. If an event is cancelled by a creator, then any obligations to provide refunds to event attendees are the responsibility of that creator. If a creator is unwilling or unable to fulfill their refund obligations, the Company may, at its discretion, provide attendee refunds. Revenue is also presented net of the amortization of creator signing fees. The benefit the Company receives by securing exclusive ticketing and payment processing rights with certain creators from these fees is inseparable from the customer relationship with the creator and accordingly these fees are recorded as a reduction of revenue.

Cost of Revenue

Cost of revenue consists primarily of payment processing fees, platform and website hosting fees and operational costs, amortization of acquired developed technology, amortization of capitalized internal-use software development costs, field operations costs and allocated customer support costs.

Cash and Restricted Cash

Cash includes bank deposits held by financial institutions. Cash balances include the face value of tickets sold on behalf of creators and their share of service charges, which amounts are to be remitted to the creators. Such balances were $112.6 million and $179.5 million as of December 31, 2016 and 2017, respectively. Although creator cash is legally unrestricted, the Company does not utilize creator cash for its own financing or investing activities as the amounts are payable to creators on a regular basis. These amounts due to creators are included in accounts payable, creators on the consolidated balance sheet.

EVENTBRITE, INC.

Notes to Consolidated Financial Statements

(continued)

The Company has issued a letter of credit under a lease agreement which has been collateralized with cash. This cash is classified as noncurrent restricted cash on the consolidated balance sheet based on the term of the underlying lease. The following table provides a reconciliation of cash and restricted cash reported within the consolidated balance sheets that sum to the total of the same amounts shown in the consolidated statements of cash flows (in thousands):

	December 31,
	2016	2017
Cash	$139,538	$188,986
Restricted cash	4,000	3,235

Total cash and restricted cash	$143,538	$192,221

Funds Receivable

Funds receivable represents cash-in-transit from third-party payment processors that is received by the Company within approximately five business days from the date of the underlying ticketing transaction. The funds receivable balances include the face value of tickets sold on behalf of creators and their share of service charges, which amounts are to be remitted to the creators. Such amounts were $24.5 million and $48.5 million as of December 31, 2016 and 2017, respectively.

Accounts Receivable, Net

Accounts receivable, net is comprised of invoiced amounts to creators who use a third-party facilitated payment processor (FPP). For customer accounts receivable balances related to FPP, the Company records accounts receivable at the invoiced amount, net of a reserve to provide for potentially uncollectible amounts.

In evaluating the Company’s ability to collect outstanding receivable balances, the Company considers various factors including the age of the balance, the creditworthiness of the customer and the customer’s current financial condition. Accounts receivable deemed uncollectible are charged against the allowance for doubtful accounts when identified.

Property, Plant and Equipment, Net

Property, plant and equipment, including assets acquired through capital leases, are stated at cost less accumulated depreciation.

Depreciation is calculated using the straight-line method over the estimated useful lives of assets. Maintenance and repair costs are charged to expense as incurred. The estimated useful lives of the Company’s property, plant and equipment are as follows:

Estimated Useful Life
Building and improvements	30 years
Furniture and fixtures	3-5 years
Computers and computer equipment	1-2 years
Computer software	2-3 years
Capitalized internal-use software development costs	2 years
Leasehold improvements	Shorter of estimated useful life or remaining lease term

EVENTBRITE, INC.

Notes to Consolidated Financial Statements

(continued)

Fair Value Measurements

The Company measures its financial assets and liabilities at fair value at each reporting date using a fair value hierarchy that requires the Company to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s classification within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Three levels of inputs may be used to measure fair value:

Level 1 – Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 – Other inputs that are directly or indirectly observable in the marketplace.

Level 3 – Unobservable inputs that are supported by little or no market activity.

The Company’s funds receivable, accounts receivable, accounts payable, other current liabilities and debt approximate their fair value. All of these financial assets and liabilities are Level 1, except for debt, which is Level 2. There are no other Level 1 or Level 2 assets or liabilities recorded at December 31, 2016 and 2017.

The Company measures the redeemable convertible preferred stock warrant liability at fair value on a recurring basis and determined it is a Level 3 financial liability in the fair value hierarchy.

The fair value of the redeemable convertible preferred stock warrants was estimated using a hybrid between a probability-weighted expected return method (PWERM) and option pricing model (OPM), estimating the probability weighted value across multiple scenarios, while using an OPM to estimate the allocation of value within one or more of these scenarios. Under a PWERM, the value of the Company’s various equity securities was estimated based upon an analysis of future values for the Company assuming various future outcomes, including two IPO scenarios and two scenarios contemplating the continued operation of the Company as a privately held enterprise. Guideline public company multiples were used to value the Company under the IPO scenarios. The discounted cash flow method was used to value the Company under the staying private scenarios. Share value for each class of security was based upon the probability-weighted present value of expected future investment returns, considering each of these possible future outcomes, as well as the rights of each share class.

The significant unobservable inputs into the valuation model used to estimate the fair value of the redeemable convertible preferred stock warrants include the timing of potential events (IPO or stay private) and their probability of occurring, the selection of guideline public company multiples, a discount for the lack of marketability of the preferred and common stock, the projected future cash flows, and the discount rate used to calculate the present-value of the estimated equity value allocated to each share class.

Generally, changes in the fair value of the underlying redeemable convertible preferred stock would result in a directionally similar impact to the fair value of the redeemable convertible preferred stock warrant liability.

There were no transfers of financial assets or liabilities into or out of Level 1, Level 2 or Level 3 for the years ended December 31, 2016 and 2017.

Leases

The Company leases office space and certain computer equipment under noncancelable lease agreements which are accounted for as operating leases. Rent expense is recorded on a straight-line basis over the lease term. If a lease provides for fixed escalations of the minimum rental payments, the difference between the straight-line rent charged to expense and the amount payable under the lease is recognized as deferred rent.

EVENTBRITE, INC.

Notes to Consolidated Financial Statements

(continued)

The Company considers the nature of renovations and the Company’s involvement during the construction period for leased office space to determine if it should be considered the owner of the construction project during the construction period. If the Company determines that it is the owner of the construction project, it is required to capitalize the fair value of the building as well as the construction costs incurred on its consolidated balance sheet along with a corresponding liability (build-to-suit accounting). Upon occupancy for build-to-suit leases, the Company assesses whether the circumstances qualify for sales recognition under the sale leaseback accounting guidance. If the lease meets the sale-leaseback criteria, the Company will remove the asset and related financial obligation from the consolidated balance sheet and treat the building lease as an operating lease. If upon completion of construction, the project does not meet the sale-leaseback criteria, the leased property will continue to be treated as a build-to-suit lease asset and financing obligation for financial reporting purposes.

Internal-Use Software Development Costs

The Company capitalizes certain costs associated with website and application development and software developed or obtained for internal use. Costs incurred in the preliminary stages of development are expensed as incurred. Once software has reached the end of the preliminary project stage, internal and external costs, if direct and incremental, are capitalized until the software is substantially complete and ready for its intended use, including stock-based compensation and other employee benefit costs. Capitalization ceases upon completion of all substantial testing. The Company also capitalizes costs related to specific upgrades and enhancements when it is probable the expenditures will result in additional functionality. Capitalized costs are included in property and equipment, net in the consolidated balance sheet.

Capitalized internal-use software and website development costs are amortized on a straight-line basis over their estimated useful life. The estimated useful life of capitalized costs is evaluated for each specific project and is two years. Amortization expense is recorded in cost of revenue within the consolidated statement of operations. Maintenance and training costs are charged to expense as incurred and included in operating expenses.

Business Combinations

The Company allocates the fair value of purchase consideration to the tangible assets acquired, liabilities assumed and intangible assets acquired based on their estimated fair values. The excess of the fair value of purchase consideration over the fair values of these identifiable assets and liabilities is recorded as goodwill. Such valuations require management to make significant estimates and assumptions, especially with respect to intangible assets. Significant estimates in valuing certain intangible assets include, but are not limited to, future expected cash flows from acquired users, acquired technology, trade names from a market participant perspective, useful lives and discount rates. Management’s estimates of fair value are based upon assumptions believed to be reasonable, but which are inherently uncertain and unpredictable and, as a result, actual results may differ from estimates. During the measurement period, which is one year from the acquisition date, the Company may record adjustments to the assets acquired and liabilities assumed, with the corresponding offset to goodwill. Upon the conclusion of the measurement period, any subsequent adjustments are recorded to earnings.

Goodwill and Acquired Intangible Assets, Net

Goodwill

Goodwill represents the excess of the aggregate fair value of the consideration transferred in a business combination over the fair value of the assets acquired, net of liabilities assumed. Goodwill is not amortized but the Company evaluates goodwill impairment of its single reporting unit annually on the first day of the fourth quarter, or more frequently if events or changes in circumstances indicate the goodwill may be impaired.

EVENTBRITE, INC.

Notes to Consolidated Financial Statements

(continued)

Events or changes in circumstances which could trigger an impairment review include significant changes in the manner of the Company’s use of the acquired assets or the strategy for the Company’s overall business, significant negative industry or economic trends, significant underperformance relative to historical or projected future results of operations, a significant adverse change in the business climate, an adverse action or assessment by a regulator, unanticipated competition or a loss of key personnel. The Company has the option to first assess qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more likely than not that the fair value of the reporting unit is less than its carrying amount. If, after assessing the totality of events or circumstances, an entity determines it is not more likely than not that the fair value of the reporting unit is less than its carrying amount, then additional impairment testing is not required. However, if an entity concludes otherwise, then it is required to perform the first of a two-step impairment test.

The first step involves comparing the estimated fair value of the reporting unit with its respective book value, including goodwill. If the estimated fair value exceeds book value, goodwill is considered not to be impaired and no additional steps are necessary. If, however, the fair value of the reporting unit is less than book value, then a second step is required that compares the carrying amount of the goodwill with its implied fair value. The estimate of implied fair value of goodwill may require valuations of certain internally-generated and unrecognized intangible and tangible net assets. If the carrying amount of goodwill exceeds the implied fair value of the goodwill, an impairment loss is recognized in an amount equal to the excess.

During the years ended December 31, 2016 and 2017, the Company assessed qualitative factors and determined additional impairment testing was not required, therefore no goodwill impairment charges have been recorded during the years ended December 31, 2016 and 2017.

Acquired Intangible Assets, Net

Acquired intangible assets, net consists of identifiable intangible assets such as developed technology, customer relationships, and trade names resulting from the Company’s acquisitions. Acquired intangible assets are recorded at fair value on the date of acquisition and amortized over their estimated economic lives following the pattern in which the economic benefits of the assets will be consumed, determined to be straight-line. Acquired intangible assets are presented net of accumulated amortization in the consolidated balance sheet.

The Company evaluates the recoverability of its intangible assets for potential impairment whenever events or circumstances indicate that the carrying amount of such assets may not be recoverable. Recoverability of these assets is measured by a comparison of the carrying amounts to the future undiscounted cash flows the assets are expected to generate. If such review indicates that the carrying amount of intangible assets is not recoverable, the carrying amount of such assets is reduced to the fair value.

Creator Signing Fees, Net

Creator signing fees, net represent contractual amounts paid to creators pursuant to event ticketing and payment processing agreements. Creator signing fees are additional incentives paid by the Company to secure exclusive ticketing and payment processing rights with certain creators. These payments are amortized over the life of the contract to which they relate on a straight-line basis. Creator signing fees are presented net of reserves and allowances for potentially unrecoverable amounts on the consolidated balance sheets. Amortization of creator signing fees is recorded as a reduction of revenue in the consolidated statements of operations.

Creator Advances, Net

Creator advances, net represent contractual amounts paid to creators pursuant to event ticketing and payment processing agreements. Creator advances provide the creator with funds in advance of the event and are

EVENTBRITE, INC.

Notes to Consolidated Financial Statements

(continued)

subsequently recovered by withholding amounts due to the Company from the sale of tickets for the event until the creator payment has been fully recovered. Creator advances are presented net of reserves and allowances for potentially unrecoverable amounts on the consolidated balance sheets.

Impairment of Long-Lived Assets

The carrying amounts of long-lived assets, including property and equipment, capitalized internal-use software, creator signing fees, creator advances and acquisition-related intangible assets, are periodically reviewed for impairment whenever events or changes in circumstances indicate that the carrying value of these assets may not be recoverable or that the useful life is shorter than originally estimated. Recoverability of assets to be held and used is measured by comparing the carrying amount of an asset to future undiscounted net cash flows the asset is expected to generate over its remaining life.

If the asset is considered to be impaired, the amount of any impairment is measured as the difference between the carrying value and the fair value of the impaired asset. If the useful life is shorter than originally estimated, the Company amortizes the remaining carrying value over the revised shorter useful life.

Accounts Payable, Creators

Accounts payable, creators consists of unremitted ticket sale proceeds, net of Eventbrite service fees and applicable taxes. Amounts are remitted to creators within five business days subsequent to the completion of the related event. In certain situations, at the request of the creator, the Company may remit ticket sale proceeds in advance of the related event.

Advertising

Advertising costs are charged to expense as incurred. The costs of developing advertising creative and trade show expenses are initially deferred and charged to expense in the period in which the advertising is displayed or the period the trade show occurs.

Advertising expenses were $2.1 million and $1.9 million during the years ended December 31, 2016 and 2017, respectively.

Stock-Based Compensation Expense

Stock-based compensation expense to employees is measured based on the grant-date fair value of the awards and recognized in the consolidated statements of operations over the period during which the employee is required to perform services in exchange for the award (the vesting period of the award).

The Company estimates the fair value of stock options granted using the Black-Scholes option valuation model. The Company measures the fair value of RSUs based on the fair value of the underlying shares on the date of grant. Compensation expense is recognized over the vesting period of the applicable award using the straight-line method. The Company estimates forfeitures in order to calculate the stock-based compensation expense.

Compensation expense for nonemployee stock options is calculated using the Black-Scholes option valuation model and is recorded as the options vest. Options subject to vesting are revalued periodically over the service period, which is the same as the vesting period. Compensation expense for nonemployee stock options was immaterial for all periods presented.

EVENTBRITE, INC.

Notes to Consolidated Financial Statements

(continued)

Deferred Offering Costs

Deferred offering costs, which consist of direct incremental legal, consulting, banking and accounting fees relating to anticipated equity offerings, are capitalized and will be offset against proceeds upon the consummation of the offerings within stockholders’ equity. In the event an anticipated offering is terminated, deferred offering costs will be expensed. As of December 31, 2016 and 2017, there were no capitalized deferred offering costs in the consolidated balance sheets.

Income Taxes

The Company records income taxes using the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the consolidated financial statements or tax returns. Deferred tax assets and liabilities are measured using enacted tax rates that are expected to apply to taxable income for the years in which those tax assets and liabilities are expected to be realized or settled. Valuation allowances are provided when necessary to reduce deferred tax assets to the amount expected to be realized.

The Company recognizes tax benefits from uncertain tax positions if it is more likely than not that the tax position will be sustained on examination by the taxing authorities based on the technical merits of the position. Although the Company believes it has adequately provided for its uncertain tax positions, the Company can provide no assurance that the final tax outcome of these matters will not be materially different. The Company adjusts these allowances when facts and circumstances change, such as the closing of a tax audit or the refinement of an estimate. To the extent that the final tax outcome of these matters is different than the amounts recorded, such differences will affect the provision for income taxes in the period in which such determination is made and could have a material impact on the Company’s consolidated financial statements.

Foreign Currency Remeasurement

The functional currency of the Company’s international subsidiaries is the U.S. dollar. Accordingly, monetary balance sheet accounts are remeasured using exchange rates in effect at the balance sheet dates and non-monetary items are remeasured at historical exchange rates. Revenue and expenses are remeasured at the average exchange rates for the period. Foreign currency remeasurement and transaction gains and losses are included in other income (expense), net in the consolidated statements of operations. The Company recorded foreign currency rate remeasurement losses of $2.0 million and foreign currency rate remeasurement gains of $3.1 million during the years ended December 31, 2016 and 2017, respectively.

Concentrations of Risk

Financial instruments potentially exposing the Company to concentrations of credit risk consist primarily of cash, funds receivable, accounts receivable, payments to creators and creator advance payouts. The Company holds its cash with high-credit-quality financial institutions; however, the Company maintains balances in excess of the FDIC insurance limits. The Company does not require their customers to provide collateral to support accounts receivable and maintains an allowance for accounts receivable balances that are doubtful of collection.

As of December 31, 2016 and 2017, there were no customers that represented 10% or more of the Company’s accounts receivable balance and there were no customers that individually exceeded 10% of the Company’s net revenue for years ended December 31, 2016 and 2017.

Redeemable Convertible Preferred Stock Warrants

Freestanding warrants to purchase shares of redeemable convertible preferred stock are classified as liabilities on the consolidated balance sheets at their estimated fair value because the underlying shares of

EVENTBRITE, INC.

Notes to Consolidated Financial Statements

(continued)

redeemable convertible preferred stock are contingently redeemable and, therefore, may obligate the Company to transfer assets at some point in the future. Warrants to purchase shares of redeemable convertible preferred stock are recorded at fair value upon issuance and remeasured to fair value at each reporting period through the consolidated statements of operations. The Company adjusts the redeemable convertible preferred stock warrant liability for changes in estimated fair value until the earlier of the exercise or expiration or the completion of a sale of the Company or an IPO. Upon an IPO, the warrants to purchase shares of redeemable convertible preferred stock automatically exercise into shares of the Company’s common stock.

Net Loss Per Share Attributable to Common Stockholders

The Company follows the two-class method when computing net loss per common share when shares are issued that meet the definition of participating securities. The two-class method determines net income (loss) per common share for each class of common stock and participating securities according to dividends declared or accumulated and participation rights in undistributed earnings. The two-class method requires income available to common stockholders for the period to be allocated between common stock and participating securities based upon their respective rights to receive dividends as if all income for the period had been distributed. The Company’s redeemable convertible preferred stock contractually entitles the holders of such shares to participate in dividends but does not contractually require the holders of such shares to participate in the Company’s losses. For periods in which he Company reports net losses, diluted net loss per common share attributable to common stockholders is the same as basic net loss per common share attributable to common stockholders, because potentially dilutive common shares are not assumed to have been issued if their effect is anti-dilutive.

Recently Adopted Accounting Pronouncements

In November 2016, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash. This standard clarifies that transfers between cash and restricted cash are not part of the entity’s operating, investing, and financing activities, and details of those transfers are not reported as cash flow activities in the statements of cash flows. The Company early adopted this standard during the year ended December 31, 2017 and has retroactively adjusted the consolidated statements of cash flows for all periods presented.

In May 2017, the FASB issued ASU 2017-09, Compensation—Stock Compensation (Topic 718): Scope of Modification Accounting, which provides guidance about which changes to the terms or conditions of a share-based payment award require an entity to apply modification accounting in the ASU. The Company early adopted this standard during the year ended December 31, 2017. The adoption of this standard did not have a material impact on the Company’s consolidated financial statements.

Recently Issued Accounting Pronouncements

In January 2017, the FASB issued ASU 2017-04, Intangibles—Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment, which eliminates the requirement to calculate the implied fair value of goodwill to measure a goodwill impairment charge. For public business entities that are SEC filers, this standard is effective for the annual or any interim goodwill impairment tests in fiscal years beginning after December 15, 2019. For public business entities that are not SEC filers, this standard is effective for the annual or any interim goodwill impairment tests in fiscal years beginning after December 15, 2020. For all other entities, this standard is effective for the annual or any interim goodwill impairment tests in fiscal years beginning after December 15, 2021. This standard will apply to the Company’s reporting requirements in performing goodwill impairment testing; however, the Company does not anticipate the adoption of this standard will have a material impact on its consolidated financial statements.

EVENTBRITE, INC.

Notes to Consolidated Financial Statements

(continued)

In January 2017, the FASB issued ASU 2017-01, Business Combinations (Topic 805): Clarifying the Definition of a Business, which clarifies the definition of a business with the objective of adding guidance to assist entities with evaluating whether transactions should be accounted for as acquisitions or disposals of assets or businesses. This standard is effective for public business entities for annual periods beginning after December 15, 2017, including interim periods within those periods. For all other entities, this standard is effective for annual periods beginning after December 15, 2018, and interim periods within annual periods beginning after December 15, 2019. The impact to the Company’s consolidated financial statements will depend on the facts and circumstances of any specific future transactions.

In March 2016, the FASB issued ASU No. 2016-09, Compensation—Stock Compensation (Topic 718), which simplifies several aspects of the accounting for share-based payment transactions. This standard requires companies to record excess tax benefits and tax deficiencies as income tax benefit or expense in the statement of operations when the awards vest, or are settled, and eliminates the requirement to reclassify cash flows related to excess tax benefits from operating activities to financing activities on the statement of cash flows. This standard also allows an entity to make an accounting policy election to either estimate expected forfeitures or to account for them as they occur. For public business entities, this standard is effective for annual and interim reporting periods beginning after December 15, 2016. For all other entities, this standard is effective for financial statements issued for annual periods beginning after December 15, 2017, and interim periods within annual periods beginning after December 15, 2018. Early adoption is permitted for all entities in any interim or annual period for which financial statements have not been issued or made available for issuance. The Company intends to adopt this ASU beginning January 1, 2018 and is currently assessing how the adoption of this standard will impact the consolidated financial statements.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842) which requires lessees to put most leases on their balance sheets but recognize expenses on their income statement and eliminates the real estate-specific provisions for all entities. The guidance is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. The Company is currently evaluating implementation methods and the effect that implementation of this standard will have on its consolidated financial statements upon adoption.

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers (Topic 606) and Other Assets and Deferred Costs—Contracts with Customers (Subtopic 340-40), which will supersede nearly all existing revenue recognition guidance. The core principle behind this standard is that an entity should recognize revenue to depict the transfer of promised goods and services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for delivering those goods and services. To achieve this core principle, the ASU provides a model, which involves a five-step process that includes identifying the contract with the customer, identifying the performance obligations in the contract, determining the transaction price, allocating the transaction prices to the performance obligations in the contract, and recognizing revenue when (or as) the entity satisfies the performance obligations. The standard also provides guidance on the recognition of costs related to obtaining customer contracts.

This standard permits adoption either by using a full retrospective approach, in which all comparative periods are presented in accordance with the new standard, or a modified retrospective approach with the cumulative effect of initially applying the new standard recognized at the date of initial application and providing certain additional disclosures. For public business entities, this standard is effective for annual reporting periods beginning after December 15, 2017, including interim periods within that reporting period. For all other entities, this standard is effective for annual reporting periods beginning after December 15, 2018, and interim periods within annual periods beginning after December 15, 2019. Early application is permitted for annual periods

EVENTBRITE, INC.

Notes to Consolidated Financial Statements

(continued)

beginning after December 15, 2016. The Company has elected to adopt this standard as of January 1, 2019 using the full retrospective approach and does not expect the adoption of this standard to have a material impact on the consolidated financial statements.

3. Acquisitions

2017 Acquisitions

In January 2017, the Company acquired 100% of the outstanding equity of TSTM Group Limited (ticketscript), a privately-held Dutch ticketing company with operations throughout Europe. The Company acquired ticketscript in order to enhance its ticketing solutions. The acquisition of ticketscript has been accounted for as a business combination. The acquisition date fair value of the consideration transferred was $33.4 million, which consisted of $7.7 million in cash, $7.5 million in promissory notes, 2.7 million shares of the Company’s common stock and options to purchase 0.3 million shares of Eventbrite common stock. These promissory notes were allowed to be prepaid at any time and the Company repaid these promissory notes in full, including accrued interest, in August 2017. Acquisition costs related to the ticketscript transaction were $1.2 million and are included in general and administrative expenses in the consolidated statement of operations. The Company retained certain former ticketscript employees under Eventbrite employment contracts and issued options to purchase an aggregate of 0.3 million shares of common stock in connection with those employment contracts. These options vest over time and compensation expense will be recorded over the associated service period.

In September 2017, the Company acquired 100% of the outstanding equity of Ticketfly, LLC (Ticketfly), a San Francisco based subsidiary of a publicly-held company. The Company acquired Ticketfly in order to expand the Company’s solutions for music-related events. The acquisition of Ticketfly has been accounted for as a business combination. The acquisition date fair value of the consideration transferred was $201.1 million, which consisted of $151.1 million in cash and $50.0 million in Convertible Promissory Notes (Promissory Note), which were paid and issued, respectively, at the closing of the transaction. Acquisition costs related to the Ticketfly transaction were $0.5 million and are included in general and administrative expenses in the consolidated statement of operations for the year ended December 31, 2017.

The Promissory Note is due five years from the issuance date and bears interest at a rate of 6.5% per annum, payable quarterly in cash or in-kind for the first year at the discretion of Eventbrite, and in cash thereafter. Prior to the maturity date, the Promissory Note is convertible at the Company’s option into shares of Eventbrite’s common stock at a price of $16.38 per share. The Promissory Note is subordinated to the Company’s term loan described in Note 10 and can be prepaid at any time. The Company repaid the Promissory Note in March 2018 – see Note 18.

The total purchase prices of these acquisitions were allocated to the assets acquired and liabilities assumed based on their fair value as of the acquisition date. The excess of the purchase price over the net assets acquired was recorded as goodwill. The goodwill recorded in connection with the Ticketfly acquisition is deductible for tax purposes, while the goodwill recorded in connection with ticketscript is not. Goodwill is attributable to the assembled workforce and synergies from the future growth and strategic advantages in the ticketing industry.

EVENTBRITE, INC.

Notes to Consolidated Financial Statements

(continued)

The following table summarizes the fair values of the assets acquired and liabilities assumed as of the respective acquisition dates (in thousands):

	Ticketfly	ticketscript	Total
Cash and restricted cash	$23,339	$3,492	$26,831
Funds and accounts receivable	4,263	4,208	8,471
Creator advances	8,567	—	8,567
Prepaid expenses and other current assets	1,213	242	1,455
Property and equipment	2,619	425	3,044
Other noncurrent assets	15	238	253
Accounts payable, creators	(29,909)	(7,950)	(37,859)
Other current liabilities	(2,138)	(836)	(2,974)
Accrued taxes	(6,179)	(1,799)	(7,978)
Deferred tax liabilities	—	(2,401)	(2,401)
Intangible assets	76,300	11,800	88,100
Goodwill	123,011	26,030	149,041

Total purchase price	$201,101	$33,449	$234,550

The following table sets forth the components of identifiable intangible assets acquired (in thousands) and their estimated useful lives as of the date of acquisition:

	Ticketfly	ticketscript	Useful Lives (Years)
Customer relationships	$60,500	$10,600	8
Developed technology	14,500	1,100	1.3
Trademark	1,300	100	1.3

Total acquired intangible assets	$76,300	$11,800

The amount of net revenue from the 2017 acquisitions included in the consolidated statements of operations for the year ended December 31, 2017 was $27.5 million.

The following unaudited pro forma information presents the combined results of operations as if the Ticketfly acquisition had been completed on January 1, 2016, the beginning of the comparable prior annual reporting period. Unaudited pro forma information for the ticketscript acquisition is not presented because it is not material.

EVENTBRITE, INC.

Notes to Consolidated Financial Statements

(continued)

The unaudited pro forma results include the adjustments for amortization associated with the acquired intangible assets, interest expense on new debt, stock based compensation and the inclusion of $0.5 million of non-recurring acquisition costs. The unaudited pro forma results do not reflect any cost saving synergies from operating efficiencies or the effect of the incremental costs incurred in integrating the companies. Accordingly, these unaudited pro forma results are presented for informational purpose only and are not necessarily indicative of what the actual results of operations of the combined company would have been if the acquisitions had occurred at the beginning of the period presented, nor are they indicative of future results of operations (in thousands):

	Year Ended December 31,
	2016	2017
Net revenue	$174,094	$235,096
Net loss	(87,132)	(199,222)

2016 Acquisitions

In February 2016, the Company acquired 100% of the net assets of Queue Ticketing, LLC (Queue), a privately-held ticketing and event management company. The acquisition of Queue has been accounted for as a business combination. The acquisition date fair value of the consideration transferred was $1.4 million, consisting of $1.3 million in cash and 22 thousand shares of the Company’s common stock. In connection with the Queue acquisition and as part of the Company’s employee retention program, the Company issued an aggregate of 56,600 options to key employees to purchase the Company’s common stock. These options vest over four years and will be recorded as compensation expense over the associated service period.

In November 2016, the Company acquired 100% of the net assets of NVite Inc. (NVite), a privately-held ticketing and web development company. The acquisition of NVite has been accounted for as a business combination. The acquisition date fair value of the consideration transferred was $749 thousand, consisting of $440 thousand in cash and 50 thousand shares of the Company’s common stock. In connection with the Nvite acquisition and as part of the Company’s employee retention program, the Company issued an aggregate of 56,200 options to key employees to purchase the Company’s common stock. These options vest over four years and will be recorded as compensation expense over the associated service period.

The total purchase prices of the two acquisitions were allocated to the assets acquired and liabilities assumed based on their fair value as of the acquisition date. The excess of the purchase price over the net assets acquired was recorded as goodwill, which is deductible for tax purposes. Goodwill is attributable to the assembled workforce and synergies acquired. The following table summarizes the estimated fair values of the assets acquired and liabilities assumed as of the respective acquisition dates (in thousands):

	Queue	NVite	Total
Net tangible assets assumed	$94	$—	$94
Intangible assets	640	512	1,152
Goodwill	688	237	925

Total purchase price	$1,422	$749	$2,171

EVENTBRITE, INC.

Notes to Consolidated Financial Statements

(continued)

4. Goodwill and Acquired Intangible Assets, Net

The changes in the carrying amounts of goodwill was as follows (in thousands):

At January 1, 2016	$8,800
Additions from acquisitions	925

At December 31, 2016	9,725
Additions from acquisitions	149,041

At December 31, 2017	$158,766

Acquired intangible assets consisted of the following as of the dates indicated (in thousands):

	December 31, 2016
	Cost	Accumulated Amortization	Net Book Value	Weighted- average remaining useful life
Developed technology	$2,877	$1,422	$1,455	2.5
Customer relationships	402	173	229	2.1
Tradenames	200	200	—	—

Acquired intangible assets, net	$3,479	$1,795	$1,684

	December 31, 2017
	Cost	Accumulated Amortization	Net Book Value	Weighted- average remaining useful life
Developed technology	$18,477	$6,679	$11,798	1.0
Customer relationships	71,502	4,743	66,759	7.2
Tradenames	1,600	616	984	1.0

Acquired intangible assets, net	$91,579	$12,038	$79,541

The Company recorded amortization expense related to acquired intangible assets as follows (in thousands):

	Year Ended December 31,
	2016	2017
Cost of net revenue	$470	$5,083
General and administrative	157	5,160

Total amortization of intangible assets	$627	$10,243

EVENTBRITE, INC.

Notes to Consolidated Financial Statements

(continued)

As of December 31, 2017, the total expected future amortization expense for acquired intangible assets is as follows (in thousands by fiscal year):

2018	$22,303
2019	9,944
2020	9,743
2021	9,683
2022 and beyond	27,868

Acquired intangible assets, net	$79,541

5. Accounts Receivable, Net

Accounts receivable, net is comprised of invoiced amounts to customers who use FPP for payment processing as well as other invoiced amounts. The following table summarizes the Company’s accounts receivable balance (in thousands):

	December 31,
	2016	2017
Accounts receivable, customers	$3,081	$4,682
Allowance for doubtful accounts	(1,099)	(1,797)

Accounts receivable, net	$1,982	$2,885

6. Creator Signing Fees, Net

Creator signing fees are additional incentives paid by the Company to secure exclusive ticketing and payment processing rights with certain creators. As of December 31, 2017, these payments are being amortized over a weighted-average remaining contract life of 3.8 years on a straight-line basis. Amortization of creator signing fees is recorded as a reduction of revenue in the consolidated statements of operations.

The following table summarizes the activity in creator signing fees (in thousands):

	December 31,
	2016	2017
Balance, beginning of period	$4,742	$6,906
Creator signing fees paid	5,673	8,552
Amortization of creator signing fees	(2,737)	(4,314)
Write-offs and other adjustments	(772)	(723)

Balance, end of period	$6,906	$10,421

Creator signing fees, net	$2,676	$4,235

Creator signing fees, noncurrent	$4,230	$6,186

EVENTBRITE, INC.

Notes to Consolidated Financial Statements

(continued)

7. Creator Advances, Net

Creator advances provide the creator with funds in advance of the event and are subsequently recovered by withholding amounts due to the Company from the sale of tickets for the event until the creator payment has been fully recovered. The following table summarizes the activity in creator advances (in thousands):

	December 31,
	2016	2017
Balance, beginning of period	$3,172	$7,583
Acquired with Ticketfly transaction	—	8,567
Creator advances paid	11,080	14,701
Creator advances recouped	(5,954)	(8,681)
Write-offs and other adjustments	(715)	(2,094)

Balance, end of period	$7,583	$20,076

8. Property, Plant and Equipment, Net

Property, plant and equipment, net consisted of the following as of the dates indicated (in thousands):

	December 31,
	2016	2017
Building and improvements	$33,277	$33,277
Capitalized internal-use software development costs	21,003	27,392
Furniture and fixtures	2,550	3,206
Computers and computer equipment	7,099	9,716
Leasehold improvements	2,135	2,950

	66,064	76,541
Less: Accumulated depreciation and amortization	(25,341)	(34,049)

Property, plant and equipment, net	$40,723	$42,492

Depreciation and amortization expense totaled $2.6 million and $4.1 million for the year ended December 31, 2016 and 2017, respectively. The Company recorded the following amounts related to capitalized internal-use software development costs (in thousands):

	December 31,
	2016	2017
Internal-use software development costs capitalized during the period	$5,483	$6,724
Amortization of capitalized internal-use software	4,458	5,102
Impairments of capitalized internal-use software	490	88

Stock-based compensation costs included in capitalized internal-use software and website development costs capitalized were $0.6 million for each of the years ended December 31, 2016 and 2017.

EVENTBRITE, INC.

Notes to Consolidated Financial Statements

(continued)

9. Commitments and Contingencies

Operating Leases

The Company leases office space under various noncancelable operating leases that expire at various dates through 2023. Rent expense from operating leases totaled $1.5 million and $2.1 million for the year ended December 31, 2016 and 2017, respectively. The Company also recognized sublease income of $3.2 million and $3.1 million during the years ended December 31, 2016 and 2017, respectively.

Build-to-suit Lease

In December 2013, the Company executed a lease for 97,624 square feet of office space in San Francisco, California. The initial lease term is seven years with an option to renew for an additional three years, and the leased space represents two floors in a seven-floor building. The lease provided for a $6.4 million tenant improvement reimbursement allowance, which the Company utilized in 2014. In order for the facility to meet the Company’s operating specifications, both the landlord and the Company made structural changes as part of the improvement of the building, and as a result, the Company has concluded that it is the deemed partial owner of the building (for accounting purposes only) during the construction period. Accordingly, at lease inception, the Company recorded an asset of $22.3 million, representing its estimate of the fair market value of the leased space, and a corresponding lease financing obligation on the consolidated balance sheets.

Upon completion of construction, the Company evaluated the derecognition of the asset and liability as a sale-leaseback transaction. The Company concluded it did not meet the provisions needed for sale-leaseback accounting, and thus the lease is being accounted for as a financing obligation. Lease payments are allocated to (1) a reduction of the principal financing obligation; (2) imputed interest expense; and (3) land lease expense (which is considered an operating lease) representing an imputed cost to lease the underlying land of the facility. In addition, the underlying building asset is being depreciated over the building’s estimated useful life of 30 years. At the conclusion of the lease term, the Company will derecognize both the net book values of the asset and financing obligation.

Land lease expense was $0.9 million for each of the years ended December 31, 2016 and 2017, respectively. Interest expense related to the Company’s build-to-suit lease was $3.5 million for each of the years ended December 31, 2016 and 2017.

As of December 31, 2017, the future minimum lease payments and sublease rental payments under noncancelable leases are as follows (in thousands):

	Capital Leases	Build-to-Suit Lease	Operating Leases	Sublease Income	Total
2018	$25	$5,440	$1,561	$(3,881)	$3,145
2019	—	5,604	1,477	(4,093)	2,988
2020	—	5,772	1,479	(4,215)	3,036
2021	—	1,943	919	(1,415)	1,447
2022 and thereafter	—	—	710	—	710

Total minimum lease payments	25	18,759	6,146	(13,604)	11,326
Less: Amount representing interest and taxes	—	(10,979)	—	—	(10,979)

Total present value of minimum lease payments	$25	$7,780	$6,146	$(13,604)	$347

EVENTBRITE, INC.

Notes to Consolidated Financial Statements

(continued)

Letters of Credit

As of December 31, 2016 and 2017, the Company had outstanding letters of credit for $4.0 million and $3.2 million, respectively. The amounts recorded as of December 31, 2016 relate to the Company’s leased office space in San Francisco, California. The letter of credit is collateralized by the Company’s restricted cash balance and other bank balances and was reduced by $2.0 million during the year ended December 31, 2017. Further, the letter can be reduced by an additional $1.0 million in 2018, so long as the Company remains in good standing as defined in the terms of the underlying agreement. In connection with the Ticketfly acquisition, the Company acquired a lease for which there was a collateralizing letter of credit for $0.8 million.

Creator Signing fees and Creator Advances

Creator signing fees and creator advances represent contractual amounts paid in advance to customers pursuant to event ticketing and payment processing agreements. Certain of the Company’s contracts include terms where future payments to creators are committed to as part of the overall ticketing arrangement. The following table presents, by year, the future creator payments committed to under contract but not yet paid as of December 31, 2017 (in thousands):

2018	$18,254
2019	7,285
2022	4,331
2021	3,150
2022 and thereafter	—

$33,020

Litigation and Loss Contingencies

The Company accrues estimates for resolution of legal and other contingencies when losses are probable and estimable. From time to time, the Company may become a party to litigation and subject to claims incident to the ordinary course of business, including intellectual property claims, labor and employment claims, and threatened claims, breach of contract claims, tax and other matters. The Company currently has no material pending litigation.

The Company is currently under audit in certain domestic jurisdictions with regard to indirect tax matters. The Company establishes reserves for indirect tax matters when it determines that the likelihood of a loss is probable, and the loss is reasonably estimable. Accordingly, the Company has established a reserve for the potential settlement of issues related to sales and other indirect taxes in the amount of $12.7 million and $28.9 million as of December 31, 2016 and 2017, respectively. This amount, which represents management’s best estimate of its potential liability, includes potential interest and penalties of $1.7 million and $3.5 million as of December 31, 2016 and 2017, respectively.

As of the date these financial statements were available to be issued, the Company does not believe that any ultimate liability resulting from any of these matters will have a material adverse effect on its business, consolidated financial position, results of operations or liquidity. However, the outcome of these matters is inherently uncertain. Therefore, if one or more of these matters were resolved against the Company for amounts in excess of management’s expectations, the Company’s financial statements, including in a particular reporting period in which any such outcome becomes probable and estimable, could be materially adversely affected.

EVENTBRITE, INC.

Notes to Consolidated Financial Statements

(continued)

Indemnifications

In the ordinary course of business, the Company enters into contractual arrangements under which the Company agrees to provide indemnification of varying scope and terms to business partners and other parties with respect to certain matters, including, but not limited to, losses arising out of the breach of such agreements, intellectual property infringement claims made by third parties, and other liabilities relating to or arising from the Company’s online ticketing platform or the Company’s acts or omissions. In these circumstances, payment may be conditional on the other party making a claim pursuant to the procedures specified in the particular contract. Further, the Company’s obligations under these agreements may be limited in terms of time and/or amount, and in some instances, the Company may have recourse against third parties for certain payments. In addition, the Company has indemnification agreements with its directors and executive officers that require the Company, among other things, to indemnify them against certain liabilities that may arise by reason of their status or service as directors or officers. The terms of such obligations vary.

10. Term Loan and Redeemable Convertible Preferred Stock Warrant

Term loan consisted of the following at December 31, 2017 (in thousands):

Outstanding principal balance	$29,704
Less: Unamortized discount and debt issuance costs	(3,035)

Total term loan, net	$26,669

The Company entered into a loan and security agreement (the Loan Facility) with, and issued warrants to purchase shares of redeemable convertible preferred stock to Western Technology Investments (WTI) in June 2017, which provided for a secured credit facility of up to $60.0 million of term debt, which is collateralized by substantially all of the Company’s assets and intellectual property rights. The Loan Facility contains customary events of default. In September 2017, the Company borrowed $30.0 million as a term loan under the facility with a maturity date of February 2022 which bears interest at 11.5% annually (effective interest rate of 15.9%). Monthly payments of interest are due for the first 24 months and equal monthly installments of principal and interest are due for 30 months thereafter. By the end of the equal monthly installments of principal and interest, the principal under the loan will be fully repaid. The loan may be prepaid at any time for an amount equal to the outstanding balance plus accrued interest, plus an amount equal to all scheduled but unpaid payments of interest that would have accrued and been payable through the maturity date.

As of December 31, 2017, the contractual principal payments for the next five years are as follows (in thousands):

2018	$36
2019	3,506
2020	11,272
2021	12,639
2022	2,251

Total	$29,704

The preferred stock warrants became exercisable into 411,991 shares of Series G redeemable convertible preferred stock when the Loan Facility was executed in June 2017. In September 2017, the redeemable convertible preferred stock warrants became exercisable into an additional 205,995 shares of Series G

EVENTBRITE, INC.

Notes to Consolidated Financial Statements

(continued)

redeemable convertible preferred stock when the Company borrowed $30.0 million under the Loan Facility in September 2017. The Company issued redeemable convertible preferred stock warrants for an additional 205,995 shares of Series G redeemable convertible preferred stock when the remaining $30.0 million was borrowed under the Loan Facility subsequent to December 31, 2017 (See Note 18). The exercise price of the redeemable convertible preferred stock warrants is $16.38 per share and the redeemable convertible preferred stock warrants expire in September 2027. Upon completion of an IPO, the redeemable convertible preferred stock warrants are automatically exercised into shares of the Company’s common stock for no cash consideration.

The fair value of the redeemable convertible preferred stock warrants exercisable into 411,991 shares of Series G redeemable convertible preferred stock was recorded as a deferred financing cost and is being amortized ratably over the term of the Loan Facility. As amounts are borrowed under the Loan Facility, the carrying amount of these deferred financing costs is recorded as a debt discount in proportion to the amount borrowed to the total secured credit facility. The Company allocated the proceeds from the issuance of the term loan and the redeemable convertible preferred stock warrants exercisable into 205,995 shares of Series G redeemable convertible preferred stock based on the redeemable convertible preferred stock warrants’ fair value with the residual proceeds allocated to the debt obligation resulting in a debt discount. The Company amortized the debt discount, which includes fees paid to the lender and debt issuance costs, to interest expense using the effective interest method. For the year ended December 31, 2017, the Company recognized $0.2 million of amortization of debt discount and deferred financing costs as interest expense on the consolidated statements of operations.

Refer to Note 2 for discussion of the significant inputs used to determine the fair value of the redeemable convertible preferred stock warrants. The following represent the changes in the liability relating to the redeemable convertible preferred stock warrants for the year ended December 31, 2017 (in thousands):

Issuance	$5,071
Change in fair value	2,200

Balance as of December 31, 2017	$7,271

11. Redeemable Convertible Preferred Stock

In August 2017, the Company’s stockholders authorized the issuance of 9,005,938 shares of Series G redeemable convertible preferred stock. The Company received gross proceeds of $134.0 million through the issuance of 8,181,957 million shares of Series G redeemable convertible preferred stock at $16.38 per share. In connection with the sale, the total authorized shares of capital stock were increased to 134,509,959 consisting of 92,057,771 shares of common stock and 42,452,188 shares of redeemable convertible preferred stock.

EVENTBRITE, INC.

Notes to Consolidated Financial Statements

(continued)

The authorized, issued and outstanding shares, carrying amount and aggregate liquidation preference of such redeemable convertible preferred stock as of the dates indicated were as follows (in thousands, except share and per share amounts):

	December 31, 2016
	Shares Authorized	Shares Issued and Outstanding	Carrying Amount	Original Issue Price per Share	Aggregate Liquidation Preference
Series A	1,905,052	1,905,052	$248	$0.13	$248
Series B	2,795,811	2,795,811	1,290	0.39	1,300
Series C	10,964,532	10,964,532	8,667	0.80	8,718
Series D	3,900,971	3,900,971	19,984	5.14	20,051
Series E	5,358,313	5,358,313	49,924	9.33	50,000
Series F	4,859,373	4,859,373	59,973	12.35	60,000
Series F-1	3,662,198	3,662,198	59,996	16.38	60,000

	33,446,250	33,446,250	$200,082		$200,317

	December 31, 2017
	Shares Authorized	Shares Issued and Outstanding	Carrying Amount	Original Issue Price per Share	Aggregate Liquidation Preference
Series A	1,905,052	1,905,052	$248	$0.13	$248
Series B	2,795,811	2,795,811	1,290	0.39	1,300
Series C	10,964,532	10,964,532	8,667	0.80	8,718
Series D	3,900,971	3,900,971	19,984	5.14	20,051
Series E	5,358,313	5,358,313	49,924	9.33	50,000
Series F	4,859,373	4,859,373	59,973	12.35	60,000
Series F-1	3,662,198	3,662,198	59,996	16.38	60,000
Series G	9,005,938	8,181,957	133,936	16.38	201,055

	42,452,188	41,628,207	$334,018		$401,372

Other rights, preferences and privileges of the Company’s redeemable convertible preferred stock are as follows:

Redemption Rights

The holders of the Company’s redeemable convertible preferred stock have no voluntary rights to redeem shares. A liquidation or winding up of the Company, a change in control, or a sale of substantially all of the Company’s assets would constitute a redemption event which may be outside of the Company’s control. Accordingly, these shares are considered contingently redeemable and are classified as temporary equity on the consolidated balance sheet.

Conversion Rights

Each share of redeemable convertible preferred stock is convertible, at the option of its holder, at any time, into the number of fully paid and nonassessable shares of common stock which results from dividing the applicable original issue price per share by the applicable conversion price per share on the date that the share certificate is surrendered for conversion.

EVENTBRITE, INC.

Notes to Consolidated Financial Statements

(continued)

Each share of redeemable convertible preferred stock shall automatically be converted into fully paid, nonassessable shares of common stock at the effective conversion price (i) immediately prior to the closing of a firm commitment underwritten initial public offering filed under the Securities Act of 1933, as amended, covering the offer and sale of the Company’s common stock, provided that the offering price per share is not less than $14.00 as it relates to Series A, B, C, D, E, F and F-1 of redeemable convertible preferred stock and $16.38 as it relates to Series G of redeemable convertible preferred stock (both as adjusted for recapitalizations) and the aggregate gross proceeds to the Company are not less than $30 million; or (ii) upon the receipt by the Company of a written request for such conversion from the holders of at least a majority of the redeemable convertible preferred stock then outstanding (voting together as a single class on an as-converted to common stock basis).

As of December 31, 2017, the conversion prices per share for all series of redeemable convertible preferred stock were equal to the original issue prices, and the rate at which each share would convert into common stock was one-for-one.

In the event that a conversion event is in connection with, or contemplation of, a firm commitment underwritten initial public offering filed under the Securities Act covering the offer and sale of the Company’s common stock in which the offering price (IPO Price) is less than $24.5754 (Target Price) (subject to adjustments for recapitalizations), then the then-existing conversion price of the Series G redeemable convertible preferred stock shall be automatically adjusted so that, upon such automatic conversion event, each share of Series G redeemable convertible preferred stock shall convert into the applicable number shares of common stock issuable on conversion plus an additional number of shares of common stock equal to the difference between the Target Price and the IPO Price, divided by the IPO Price.

Dividend Rights

The holders of the outstanding shares of redeemable convertible preferred stock shall be entitled to receive dividends when and if declared by the Board of Directors, out of any assets at the time legally available, at the annual rate of 8% of the original issue price for each Series of redeemable convertible preferred stock, payable in preference and priority to any declaration or payment of any distribution on common stock of the Company. No distributions shall be made with respect to the common stock until all declared dividends on the redeemable convertible preferred stock have been paid or set aside for payment to the redeemable convertible preferred stockholders. The right to receive dividends on shares of redeemable convertible preferred stock is noncumulative.

In addition to the dividend rights of the Company’s Series A through Series F-1 redeemable convertible preferred stock, beginning on January 1, 2019, dividends accrue on each share of Series G redeemable convertible preferred stock at a rate of 8% per annum of the sum of the original issue price of the share plus the amount of previously accrued dividends. The Series G accruing dividends accrue from day to day, are cumulative and compound annually. The Series G accruing dividends are automatically payable in additional shares of Series G redeemable convertible preferred stock immediately prior to a liquidation event or any conversion of Series G redeemable convertible preferred stock into common stock. The number of additional shares of Series G redeemable convertible preferred stock issued to settle the accrued dividends is determined by dividing the accrued dividends by the original issuance price of the Series G redeemable convertible preferred stock.

As of December 31, 2017, no dividends had been declared or paid on the Company’s redeemable convertible preferred stock to date.

EVENTBRITE, INC.

Notes to Consolidated Financial Statements

(continued)

Liquidation Rights

In the event of certain liquidation events, as defined in the Company’s Amended and Restated Certificate of Incorporation, the holders of the Series G, F-1, F, E, D and C redeemable convertible preferred stock shall be entitled to receive, on a pari passu basis and in preference to any distribution of any of the assets of the Company to the holders of common stock, Series A and B redeemable convertible preferred stock, an amount equal to $24.5754 per share, if Series G, or the original issuance price for Series F-1, F, E, D and C, plus all declared and unpaid dividends. After distribution of the above amounts to holders of Series G, F-1, F, E, C and D redeemable convertible preferred stock, any remaining assets of the Company shall be distributed to the holders of Series B redeemable convertible preferred stock, in preference to the holders of Series A redeemable convertible preferred stock and holders of common stock, for an amount equal to the original issue price for such shares, plus all declared and unpaid dividends. After distribution of the above amounts to the holders of Series B redeemable convertible preferred stock, the holders of Series A redeemable convertible preferred stock shall be entitled to receive, in preference to any distributions to holders of common stock, an amount equal to the original issue price for such shares, plus all declared and unpaid dividends. If the assets and funds are insufficient to permit full payment of the above amounts, the Company shall distribute the assets and funds first ratably among the holders of Series G, F-1, F, E, D and C redeemable convertible preferred stock in proportion to the full amounts to which they would otherwise be entitled, until such holders have received the full preference described above, then ratably among holders of Series B redeemable convertible preferred stock in proportion to the full amounts to which they would otherwise be entitled, until such holders have received the full preference described above, and then ratably among holder of Series A redeemable convertible preferred stock, in proportion to the full amounts to which they would otherwise be entitled. After payments to the holders of redeemable convertible preferred stock, all remaining assets will be distributed to the holders of common stock.

Voting Rights

Each holder of redeemable convertible preferred stock shall be entitled to the number of votes equal to the number shares of common stock into which the shares of redeemable convertible preferred stock held by such holder could be converted. The holders of shares of the redeemable convertible preferred stock shall be entitled to vote on all matters on which the holders of common stock shall be entitled to vote. The holders of redeemable convertible preferred stock have voting rights as a single class and no series voting is permitted as described in the Company’s Amended and Restated Certificate of Incorporation.

12. Common Stock

The Company’s board of directors has authorized one class of common stock. The Company’s common stock has no preferences or privileges and is not redeemable. Holders of the Company’s common stock are entitled to one vote for each share of common stock held. Holders of common stock are entitled to dividends, if and when declared, by the Company’s board of directors. As of December 31, 2017, the Company had the following shares of common stock reserved for issuance:

Redeemable convertible preferred stock	41,628,207
Options issued and outstanding	18,741,267
Options available for future grants	4,576,508
Convertible promissory notes	3,051,832
Warrants to purchase redeemable convertible preferred stock	823,981

Total	68,821,795

EVENTBRITE, INC.

Notes to Consolidated Financial Statements

(continued)

At December 31, 2016 and 2017, outstanding common stock included 150,729 and 103,133 shares, respectively, subject to repurchase related to stock options early exercised and unvested.

13. Stock-Based Compensation Plans

2004 Stock Option Plan

In 2004, the board of directors and shareholders of the Company authorized and ratified the 2004 Stock Option Plan (2004 Plan), as amended. The 2004 Plan allows for the issuance of incentive stock options (ISOs), non-statutory stock options (NSOs) and stock purchase rights. The 2004 Plan states the maximum aggregate number of shares that may be subject to options or stock purchase rights and sold under the plan is 6,000,000 shares.

2010 Stock Option Plan

In 2010, the board of directors and shareholders of the Company authorized and ratified the 2010 Stock Plan (2010 Plan), as amended. The 2010 Plan allows for the issuance of ISOs, NSOs and stock purchase rights. The 2010 Plan states the maximum aggregate number of shares that may be subject to options or stock purchase rights and sold under the plan is 26,763,761 shares.

Stock options granted to date vest over a four-year period from the date of grant. Options awarded under the Amended 2004 Plan and Amended 2010 Plan may be granted at an exercise price per share not less than the fair value at the date of grant and are exercisable up to ten years. Common stock received under either the Amended 2004 Plan or the Amended 2010 Plan is subject to certain restrictions, including a right of first refusal by the Company with respect to the sale or transfer of these shares to third parties, other than with respect to certain estate planning activities. Stock option activity is as follows:

	Outstanding options	Weighted- average exercise price	Weighted- average remaining contractual term (years)	Aggregate Intrinsic value
				(thousands)
Balance as of January 1, 2016	12,381,791	$3.98
Granted	3,672,830	$7.33
Exercised	(599,180)	$4.85		$1,440
Cancelled	(1,746,260)	$5.89

Balance as of December 31, 2016	13,709,181	$4.60	5.9	$26,710
Granted	7,332,168	$7.06
Exercised	(1,376,872)	$1.24		$7,600
Cancelled	(923,210)	$6.14

Balance as of December 31, 2017	18,741,267	$5.73	7.3	$29,728

Vested and exercisable as of December 31, 2017	10,731,138	$4.72	5.5	$28,112

Vested and expected to vest as of December 31, 2017	17,781,271	$5.65	6.8	$29,978

The weighted-average fair value of stock options granted was $4.06 and $3.25 for the years ended December 31, 2016 and 2017, respectively.

EVENTBRITE, INC.

Notes to Consolidated Financial Statements

(continued)

As of December 31, 2017, the total unrecognized stock-based compensation related to unvested options outstanding was $23.7 million to be recognized over a weighted-average period of 2.68 years.

Common Stock Subject to Repurchase

The Amended 2010 Plan and the Company’s Stock Option Agreement allow for the early exercise of stock options for certain individuals, as determined by the board of directors. Common stock purchased pursuant to an early exercise of stock options is not deemed to be outstanding for financial reporting purposes until those shares vest. The consideration received for an exercise of an option is considered to be a deposit of the exercise price and the related dollar amount is recorded as a liability. Upon termination of service, the Company may, at their discretion, repurchase unvested shares acquired through early exercise of stock options at a price equal to the price per share paid upon the exercise of such options.

The Company had a liability of $1.2 million and $0.8 million as of December 31, 2016 and 2017, respectively, related to early exercises of stock options. The liability is reclassified into stockholders’ deficit as the awards vest.

Stock-Based Compensation

All stock-based awards to employees and members of the Company’s board of directors are measured based on the grant date fair value of the awards and recognized in the consolidated statements of operations over the period during which the employee is required to perform services in exchange for the award (the vesting period of the award). The Company estimates the fair value of stock options granted using the Black-Scholes option pricing model and records stock-based compensation expense for service-based equity awards using the straight-line attribution method. The assumptions for the Black-Scholes option pricing model are outlined below.

Fair Value of Common Stock

Given the absence of a public trading market the Company’s board of directors considered numerous objective and subjective factors to determine the fair value of its common stock at each meeting at which awards were granted and approved. The factors included, but were not limited to: (i) contemporaneous third-party valuations of the Company’s common stock; (ii) the prices, rights, preferences and privileges of the Company’s redeemable convertible preferred stock relative to those of its common stock; (iii) the lack of marketability of the Company’s common stock; (iv) the Company’s actual operating and financial results; (v) current business conditions and projections; and (vi) the likelihood and timing of achieving a liquidity event, such as an initial public offering or sale of the Company, given prevailing market conditions.

Expected Term

The Company determines the expected term based on the average period the stock options are expected to remain outstanding, calculated as the midpoint of the stock options vesting term and contractual expiration period, as the Company does not have sufficient historical information to develop reasonable expectations about future exercise patterns and post-vesting employment termination behavior.

Volatility

The Company determines the price volatility factor based on the historical volatility of publicly traded industry peers. To determine the Company’s peer group of companies, the Company considers public companies

EVENTBRITE, INC.

Notes to Consolidated Financial Statements

(continued)

in its industry and select those that are similar in size, stage of life cycle, and financial leverage. The Company does not rely on implied volatilities of traded options in its industry peers’ common stock because the volume of activity is relatively low. The Company intends to continue to consistently apply this methodology using the same or similar public companies until a sufficient amount of historical information regarding the volatility of its own common stock price becomes available, or unless circumstances change such that the identified companies are no longer similar to the Company, in which case, more suitable companies whose share prices are publicly available would be utilized in the calculation.

Dividends

The Company has not paid and does not expect to pay dividends.

The estimation of stock awards that will ultimately vest requires judgment, and to the extent actual results or updated estimates differ from the Company’s current estimates, such amounts will be recorded as a cumulative adjustment in the period the estimates are revised. The Company considers several factors when estimating expected forfeitures, including the types of awards and employee class. Actual results, and future changes in estimates may differ substantially from the Company’s current estimates.

The following range of assumptions were used to estimate the fair value of stock options granted to employees:

Year ended December 31,
	2016	2017
Expected dividend yield	—	—
Expected volatility	57.8 - 62.8%	40.7 - 57.1%
Risk-free interest rate	1.14 - 1.93%	1.92 - 2.1%
Expected term (years)	6.02 - 6.08	5.02 – 6.08

The Company recorded stock-based compensation expense in the consolidated statement of operations as follows for the dates indicated (in thousands):

	Year ended December 31,
	2016	2017
Cost of revenue	$134	$200
Product development	2,020	2,411
Sales, marketing and support	1,767	2,364
General and administrative	4,610	5,883

Total stock-based compensation expense	$8,531	$10,858

Restricted Stock Units

In 2011, the Company granted 802,900 shares of RSUs to one of its executive officers. The RSUs will fully vest upon the occurrence of a qualifying event, defined as a change of control or initial public offering of the Company under the Securities Act of 1933, as amended, within six years of the grant date. There is no time or service condition. On November 3, 2017, the Restricted Stock Unit Agreement was amended to modify the expiration date of November 9, 2017 to December 31, 2017. As of December 31, 2017, the Company has not recognized any stock-based compensation expense related to these RSUs as the performance conditions have not

EVENTBRITE, INC.

Notes to Consolidated Financial Statements

(continued)

yet been met and the RSUs expired on December 31, 2017. However, had the IPO been completed on December 31, 2017, the Company would have recognized $5.9 million of stock-based compensation, based on the fair value of the award when it was modified. On January 1, 2018, the Company granted RSUs with identical terms and conditions to the same executive officer with an expiration date of December 31, 2024.

Treasury Stock

The Company has recorded previous repurchases of common stock as treasury shares at cost in the stockholders’ deficit section of the consolidated balance sheet.

14. Net Loss Per Share

Basic net loss per share is computed by dividing the net loss by the weighted-average number of shares of common stock outstanding during the period, less shares subject to repurchase. The diluted net loss per share is computed by giving effect to all potentially dilutive securities outstanding for the period. The following table sets forth the computation of basic and diluted net loss per share (in thousands, except per share data):

	Year ended December 31,
	2016	2017
Net loss	$(40,392)	$(38,547)
Weighted-average shares used in computing net loss per share, basic and diluted	16,291	19,500

Net loss per share, basic and diluted	$(2.48)	$(1.98)

The following outstanding shares of potentially dilutive securities were excluded from the computation of diluted net loss per share because including them would have had an anti-dilutive effect (in thousands):

	Year ended December 31,
	2016	2017
Redeemable convertible preferred stock (on an if-converted basis)	33,446	41,628
Stock-options to purchase common stock	13,709	18,741
Redeemable convertible preferred stock warrants	—	618
Restricted stock units	803	803
Early exercised options	151	103

Total	48,109	61,893

Unaudited Pro Forma Net Loss Per Share

The following table sets forth the computation of the Company’s unaudited pro forma basic and diluted net loss per share attributable to common stockholders as of December 31, 2017 assuming the automatic conversion of the redeemable convertible preferred stock, the remeasurement and assumed automatic exercise of the redeemable convertible preferred stock warrants into common stock and the vesting of 802,900 RSUs subject to

EVENTBRITE, INC.

Notes to Consolidated Financial Statements

(continued)

performance conditions upon consummation of a qualified IPO as if it occurred as of January 1, 2017 (in thousands, except per share data):

Numerator
Net loss attributable to common stockholders	$(38,547)
Add: change in fair value of redeemable convertible preferred stock warrants liabilities	2,200

Net loss used in calculating pro forma earnings per share attributable to common stockholders, basic and diluted	$(36,347)

Denominator
Weighted-average shares used in computing net loss per common share, basic and diluted	19,500
Pro forma adjustment to reflect assumed conversion of redeemable convertible preferred stock	36,181
Pro forma adjustment to reflect assumed vesting of RSUs outstanding	803
Pro forma adjustment to reflect assumed exercise of redeemable convertible preferred stock warrants	276

Weighted-average shares of common stock used in computing pro forma net loss per share attributable to common stockholders, basic and diluted	56,760

Pro forma net loss per share attributable to common stockholders, basic and diluted	$(0.64)

Supplemental Unaudited Pro Forma Net Loss Per Share

Supplemental unaudited pro forma basic and diluted net loss per share were computed to give effect to the automatic conversion of the redeemable convertible preferred stock, the remeasurement and assumed automatic exercise of the preferred stock warrants into common stock and the vesting of RSUs subject to a performance condition upon consummation all of which will occur upon completion of this offering as well as the number of additional shares that would have been required to be issued to repay $         of the outstanding Loan Facility of $29.7 million at December 31, 2017 assuming the issuance of such shares at the initial public offering price of $        , the midpoint of the price range set forth on the cover page of the Company’s initial public offering prospectus. The numerator in the supplemental pro forma basic and diluted net income per share calculation has been adjusted to include the pro forma adjustments discussed above and to reverse interest expense, net of tax on the credit facility, which is assumed to be repaid using a portion of the net proceeds of the Company’s initial public offering of its common stock.

EVENTBRITE, INC.

Notes to Consolidated Financial Statements

(continued)

The following table presents the calculations of unaudited supplemental pro forma basic and diluted net loss per share:

Numerator
Net loss used in calculating pro forma earnings per share attributable to common stockholders, basic and diluted		$(36,347)
Less: pro forma adjustment to reverse interest expense related to repayment of term loan facility, net of tax

Net loss used in calculating supplemental pro forma net loss per share attributable to common stockholders, basic and diluted	$

Denominator
Weighted-average shares of common stock used in computing pro forma net loss per share attributable to common stockholders, basic and diluted		56,760
Pro forma adjustment to include additional shares required to be issued to generate proceeds to repay term loan facility

Weighted-average shares of common stock used in computing supplemental pro forma net loss per share attributable to common stockholders, basic and diluted

Supplemental pro forma net loss per share attributable to common shareholders, basic and diluted	$

15. Income Taxes

Loss before provision for (benefit from) income taxes consisted of the following for the periods indicated (in thousands):

	Year Ended December 31,
	2016	2017
Domestic	$(37,901)	$(31,681)
International	(2,360)	(6,879)

Total	$(40,261)	$(38,560)

EVENTBRITE, INC.

Notes to Consolidated Financial Statements

(continued)

The components of the Company’s income tax provision (benefit) were as follows for the periods indicated (in thousands):

	Year Ended December 31,
	2016	2017
Current tax expense
Federal	$—	$—
State	19	109
Foreign	170	278

Total current tax expense	$189	387

Deferred tax expense
Federal	$15	$99
State	1	55
Foreign	(74)	(554)

Total deferred tax expense	(58)	(400)

Total income tax provision (benefit)	$131	$(13)

The reconciliation of the Federal statutory income tax provision to the Company’s effective income tax provision is as follows for the periods indicated (in thousands):

	Year Ended December 31,
	2016	2017
Federal tax benefit at statutory rate	$(13,733)	$(13,147)
State tax	20	2,009
Foreign rate differential	1,125	2,513
Non-deductible permanent items	693	1,142
Stock-based compensation	2,184	1,950
Tax credits	—	(1,702)
Change in valuation allowance	9,842	(14,653)
Tax Act – revaluation of deferred taxes	—	21,875

Total income tax provision (benefit)	$131	$(13)

On December 22, 2017, the U.S. Tax Cuts and Jobs Act (the Tax Act) was passed into law. The Tax Act provides broad and significant changes to the U.S. tax code and how the United States imposes income tax on multinational corporations. The Tax Act requires complex computations that were not previously provided for under U.S. tax law. These computations require significant judgments to be made regarding the interpretation of the provisions within the Tax Act along with preparation and analysis of information not previously required. In conjunction with the Tax Act, the SEC issued Staff Accounting Bulletin (SAB) 118, Income Tax Accounting Implications of the Tax Cuts and Jobs Act, to address the application of U.S. GAAP in situations when a registrant does not have the necessary information available, prepared, or analyzed (including computations) in reasonable detail to complete the accounting for certain income tax effects of the Tax Act. The Company has calculated an estimate of the impact of the Tax Act in its year-end income tax provision in accordance with its understanding of the Tax Act and guidance available as of the date of this filing. In accordance with SAB 118, the Company recorded a $21.9 million reduction to deferred tax assets and related valuation allowance in connection with the re-measurement of certain deferred tax assets and liabilities, resulting in no impact to the consolidated statement of operations.

EVENTBRITE, INC.

Notes to Consolidated Financial Statements

(continued)

The effect of the change in federal corporate tax rate from 35% to 21% is subject to change based on resolution of estimates used in determining the amounts of deferred tax assets and liabilities that were remeasured. The Company will reflect any adjustments to the provisional amounts in the period the accounting is completed and expects to complete this analysis within the one-year measurement period provided by SAB 118. The Company’s provisional analysis of the one-time transition tax liability for its foreign subsidiaries pursuant to the Tax Act did not result in additional taxes being owed. As of December 31, 2017, the Company had an immaterial amount of unremitted earnings related to certain foreign subsidiaries. The Company intends to continue to reinvest its foreign earnings indefinitely and does not expect to incur any significant taxes related to such amounts.

The Company’s deferred tax assets and liabilities as of the dates indicated were as follows (in thousands):

	December 31,
	2016	2017
Deferred tax assets
Net operating loss	$48,226	$39,970
Accrual and reserves	5,140	7,845
Tax credit carry-forward	1,413	6,683
Stock-based compensation	3,490	3,642
Depreciation and amortization	1,801	2,593

Total deferred tax assets	60,070	60,733
Valuation allowance	(59,806)	(58,748)

Net deferred tax assets	264	1,985
Deferred tax liabilities
Depreciation and amortization	(210)	(3,925)

Net deferred taxes	$54	$(1,940)

The Company regularly assesses the realizability of its deferred tax assets and establishes a valuation allowance if it is more-likely-than-not that some portion of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Due to the Company’s history of net operating losses, the Company believes it is more likely than not that the vast majority of its federal, state and foreign deferred tax assets will not be realized as of December 31, 2016 and 2017. The total valuation allowance recorded as of December 31, 2016 and 2017 was $59.8 million and $58.7 million, respectively.

As of December 31, 2016 and 2017, the Company has net operating loss carryforwards for federal income tax purposes of $131.2 million and $135.9 million respectively available to reduce future taxable income. The federal net operating loss carryforwards will begin to expire, if not utilized, in 2025. In addition, the Company has $42.9 million and $46.0 million of net operating loss carryforwards available to reduce future taxable income for California state income tax purposes for the year ended December 31, 2016 and 2017, respectively. The state net operating loss carryforwards will begin to expire, if not utilized, in 2018.

Excess tax benefits associated with stock option exercises and other equity awards are credited to stockholders’ equity in the period cash taxes payable is reduced. As of December 31, 2017, the portion of net operating loss carryforwards related to stock awards for federal and California was $14.0 million and $3.1 million, respectively, the benefit of which will be credited to additional paid-in capital when realized. The

EVENTBRITE, INC.

Notes to Consolidated Financial Statements

(continued)

federal and state net operating loss carryforwards are subject to various annual limitations under Section 382 of the Internal Revenue Code and similar state provisions.

As of December 31, 2017, the Company had Federal and California Research and Development credits of $6.0 million and $5.0 million, respectively. The Federal Research and Development Credits will begin to expire, if not utilized, in 2031. The California Research and Development credits do not expire as it has an indefinite life. As of December 31, 2016 and 2017, the Company had California EZ Hiring Tax Credits of $2.1 million and $2.2 million, respectively. The California Hiring Tax Credits will begin to expire, if not utilized, in 2019.

As of December 31, 2016 and 2017, the Company had unrecognized tax benefits of $0 and $5.5 million, respectively, which would not affect the effective tax rate because of the Company’s valuation allowance position. A reconciliation of the beginning and ending amount of unrecognized tax benefit is as follows (in thousands):

Balance as of December 31, 2016	$—
Gross amount of increase in unrecognized tax benefits for tax positions taken in current year	1,526
Gross amounts of increases in unrecognized tax benefits for tax positions taken in prior year	3,970

Balance as of December 31, 2017	$5,496

The Company classifies uncertain tax positions as non-current income tax liabilities unless expected to be paid within one year or otherwise directly related to an existing deferred tax asset, in which case the uncertain tax position is recorded net of the asset on the consolidated balance sheet. As of December 31, 2017, $5.5 million of the Company’s gross unrecognized tax benefits were recorded as a reduction of the related deferred tax assets.

The Company’s policy is to recognize interest and penalties accrued on any unrecognized tax benefits as a component of its provision for income taxes. The amount of interest and penalties accrued as of December 31, 2016 and 2017 was $0.

The Company does not anticipate its total unrecognized tax benefits will significantly change due to settlement of examination or the expiration of statute of limitations during the next 12 months.

The Company files income tax returns in the U.S. federal jurisdiction as well as many U.S. states and certain foreign jurisdictions. Material jurisdictions where the Company is subject to potential examination include the United States, United Kingdom and Netherlands. The Company is subject to examination in these jurisdictions for all years since 2006. Fiscal years outside the normal statute of limitations remain open to audit due to tax attributes generated in the early years which have been carried forward and may be audited in subsequent years when utilized. The Company is not currently under examination for income taxes in any jurisdiction.

EVENTBRITE, INC.

Notes to Consolidated Financial Statements

(continued)

16. Revenue by Geography

The following table presents the Company’s total net revenue by geography based on the currency of the underlying transaction (in thousands):

	Year Ended December 31,
	2016	2017
United States	$97,454	$141,118
International	36,045	60,479

Total net revenue	$133,499	$201,597

No individual country included in the International line above represents more than 10% of the total consolidated net revenue for either of the years presented. Substantially all of the Company’s long-lived assets are located in the United States.

17. Retirement Plans

The Company has a 401(k) retirement and savings plan made available to all United States employees. The 401(k) plan allows each participant to contribute up to an amount not to exceed an annual statutory maximum. The Company may, at its discretion, make matching contributions to the 401(k) plan. The Company is responsible for the administrative costs of the 401(k) plan and has not made any contributions to the 401(k) plan since inception.

18. Subsequent Events

The Company evaluated events subsequent to December 31, 2017 through June 15, 2018, the date at which the consolidated financial statements were available to be issued.

In March 2018, the Company reached an agreement with the seller of Ticketfly to repay the Promissory Note. The face value of $50.0 million was settled in full for $34.7 million which represented $33.0 million of principal and $1.7 million of accrued interest. The Company is currently evaluating the accounting for this transaction.

In March 2018, the Company borrowed an additional $30.0 million under the Loan Facility which bears interest at 11.75% annually and has a maturity date of September 2022. In connection with this borrowing and as discussed in Note 10, the Company issued warrants to purchase 205,995 shares of redeemable convertible preferred stock.

In April 2018, the Company acquired Ticketea S.L., a leading Spanish ticketing provider for approximately €12.0 million consisting of cash and shares of the Company’s common stock. The Company is currently evaluating the accounting for the Ticketea transaction, including the purchase price allocation.

In May 2018, the Company entered into a second loan and security agreement with WTI and issued additional warrants to purchase shares of redeemable convertible preferred stock with an exercise price of $16.38. The secured credit facility provides up to $15.0 million of term debt, and the Company borrowed $15.0 million as a term loan under the facility in May 2018. This debt bears interest at 12.0% annually and has a maturity date of November 2022. The redeemable convertible preferred stock warrants are exercisable into 109,288 shares of Series G redeemable convertible preferred stock.

EVENTBRITE, INC.

Notes to Consolidated Financial Statements

(continued)

In May 2018, employees and former employees of the Company sold an aggregate of 1,312,372 shares of the Company’s common stock to entities affiliated with existing investor at a purchase price of $13.12 per share, for an aggregate purchase price of $17.2 million. The Company is currently evaluating the accounting for this transaction.

In May 2018, the Company entered into a 10 year lease for office space in Cork, Ireland. Monthly rent payments are due beginning in January 2019 and will total approximately $4.5 million per year. The lease expires in 2028.

Report of Independent Auditors

To the Board of Directors and Members of Ticketfly, LLC

We have audited the accompanying consolidated financial statements of Ticketfly, LLC and its subsidiary, which comprise the consolidated balance sheets as of August 31, 2017 and December 31, 2016, and the related consolidated statements of operations and comprehensive loss, of statements of member’s equity, and of cash flows for the periods then ended.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on the consolidated financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Ticketfly, LLC and its subsidiary as of August 31, 2017 and December 31, 2016, and the results of their operations and their cash flows for the periods then ended in accordance with accounting principles generally accepted in the United States of America.

/s/ PricewaterhouseCoopers LLP

San Jose, California

June 15, 2018

TICKETFLY, LLC

Consolidated Balance Sheets

(in thousands)

	December 31, 2016	August 31, 2017
Assets
Current assets
Cash	$16,874	$22,094
Funds receivable	4,425	3,235
Accounts receivable, net	1,567	1,024
Creator advances, net	5,876	8,564
Prepaid expenses and other current assets	2,080	1,788

Total current assets	30,822	36,705

Property and equipment, net	5,016	4,448
Goodwill	233,106	101,436
Acquired intangible assets, net	62,782	54,697
Restricted cash	1,876	1,235
Creator signing fees	15,357	18,723
Other assets	16	15

Total assets	$348,975	$217,259

Liabilities and Member’s Equity
Current liabilities
Accounts payable, creators	$21,538	$29,909
Accounts payable, trade	268	226
Accrued compensation and benefits	2,033	1,759
Other accrued liabilities	5,116	7,016

Total current liabilities	28,955	38,910
Other liabilities	189	240

Total liabilities	29,144	39,150

Commitments and contingencies (Note 6)

Member’s equity
Member’s capital	319,484	177,687
Accumulated other comprehensive income	347	422

Total member’s equity	319,831	178,109

Total liabilities and member’s equity	$348,975	$217,259

See accompanying notes to the consolidated financial statements.

TICKETFLY, LLC

Consolidated Statements of Operations and Comprehensive Loss

(in thousands)

	Year Ended December 31, 2016	Eight Months Ended August 31, 2017
Net revenue	$40,595	$33,499
Cost of net revenue	24,154	18,807

Gross profit	16,441	14,692

Operating expenses
Product development	16,192	14,024
Sales, marketing and support	17,560	14,441
General and administrative	18,612	20,866
Goodwill impairment	—	131,700

Total operating expenses	52,364	181,031

Loss from operations	(35,923)	(166,339)

Interest income (expense), net	(6)	8

Net loss	$(35,929)	$(166,331)

Other comprehensive income
Foreign currency translation adjustment	(378)	(75)

Total comprehensive loss	$(35,551)	$(166,256)

See accompanying notes to the consolidated financial statements.

TICKETFLY, LLC

Consolidated Statements of Member’s Equity

(in thousands)

	Member’s Capital	Accumulated Other Comprehensive Income (Loss)	Total Member’s Equity
Balance, January 1, 2016	$324,342	$(31)	$324,311
Contributions from member	31,071	—	31,071
Net loss	(35,929)	—	(35,929)
Foreign currency translation adjustment	—	378	378

Balance, December 31, 2016	319,484	347	319,831
Contributions from member	24,534	—	24,534
Net loss	(166,331)	—	(166,331)
Foreign currency translation adjustment	—	75	75

Balance, August 31, 2017	$177,687	$422	$178,109

See accompanying notes to the consolidated financial statements.

TICKETFLY, LLC

Consolidated Statements of Cash Flows

(in thousands)

	Year Ended December 31, 2016	Eight Months Ended August 31, 2017
Cash flows from operating activities
Net loss	$(35,929)	$(166,331)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	14,264	9,814
Goodwill impairment	—	131,700
Amortization of creator signing fees	5,720	5,576
Provision for bad debt	280	5,859
Stock-based compensation	9,083	6,941
Changes in operating assets and liabilities:
Accounts receivable	(804)	55
Funds receivable	(1,810)	1,190
Creator signing fees, noncurrent	(5,533)	(3,366)
Creator advances, net	(7,779)	(8,649)
Prepaid expenses and other current assets	(117)	(4,694)
Other assets	6	1
Accounts payable, creators	8,632	8,371
Accounts payable, trade	(516)	(30)
Accrued compensation and benefits	466	(274)
Other accrued liabilities	(4,911)	1,952

Net cash used in operating activities	(18,948)	(11,885)

Cash flows from investing activities
Purchase of property and equipment	(2,626)	(1,169)
Cash used for acquisitions	(688)	—

Net cash used in investing activities	(3,314)	(1,169)

Cash flows from financing activities
Contributions from Member	21,988	17,593
Payments on capital lease obligations	(104)	—

Net cash provided by financing activities	21,884	17,593

Effect of foreign currency translation on cash and restricted cash	375	40

Net increase (decrease) in cash and restricted cash	(3)	4,579
Cash and restricted cash
Beginning of year	$18,753	$18,750

End of period	$18,750	$23,329

Supplemental cash flow data
Non-cash contribution from member	$9,083	$6,941

See accompanying notes to the consolidated financial statements.

TICKETFLY, LLC

Notes to Consolidated Financial Statements

1. Organization

Ticketfly, LLC and its subsidiary (Ticketfly or the Company) is headquartered in San Francisco, California and is a progressive ticketing company that makes it easy to discover events, buy tickets, and share events with friends. The Company works with various venues and promoters throughout the United States and Canada. During the periods presented, Ticketfly was a wholly-owned subsidiary of Pandora Media, Inc. (Pandora).

Ticketfly services are available through multiple distribution channels, including the Ticketfly website, the websites of its venue and promoter clients, venue box offices and the Ticketfly website optimized for mobile devices. Tickets for events are delivered to customers through a variety of delivery methods, including mail, will call, print at home and mobile tickets, which are delivered electronically and presented by customers on their mobile devices upon arrival to the venues.

2. Summary of significant accounting policies

Basis of Presentation

The consolidated financial statements have been prepared in accordance with United States generally accepted accounting principles (GAAP). The consolidated financial statements include the accounts of the Company and its wholly-owned Canadian subsidiary. All intercompany balances and transactions have been eliminated in consolidation. Assets and liabilities that are specifically identifiable or otherwise attributable to the Company, such as intangible assets, are included in the consolidated balance sheets. Debt, and related interest expense, held by Pandora, has not been allocated to Ticketfly for any of the periods presented as these borrowings were not directly attributable to the Company’s operations.

Use of Estimates

The preparation of consolidated financial statements in conformity with GAAP requires the Company to make certain estimates, judgments and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenue and expenses during the reported periods. These estimates include, but are not limited to, expense allocations, the recoverability of deferred costs, assumptions used in determining the fair value of assets and liabilities, the allowance for doubtful accounts, indirect tax reserves and contra-revenue amounts related to fraudulent events, customer disputed transactions and refunds. The Company evaluates these estimates on an ongoing basis. Actual results could differ from those estimates and such differences could be material to the Company’s consolidated financial statements.

Expense Allocations

Ticketfly was operated (independently and distinctly) during its ownership by Pandora. However, the consolidated financial statements include general corporate expenses of Pandora that were not historically charged to the Company for certain support functions that were provided on a centralized basis including, but not limited to, executive oversight, insurance, and audit and tax services. These general corporate expenses were included in the accompanying statements of consolidated operations within general and administrative and sales, marketing and support. The costs of such services have been allocated based on the most relevant allocation method to the service provided, primarily based on relative percentage of revenue. The Company believes the basis on which the expenses have been allocated to be a reasonable reflection of the utilization of services provided to or the benefit received by Ticketfly during the periods presented.

TICKETFLY, LLC

Notes to Consolidated Financial Statements

(continued)

Nevertheless, the consolidated financial statements of the Company may not include all of the actual expenses that would have been incurred and may not reflect the Company’s consolidated results of operations, financial position, and cash flows had it been a standalone company during the periods presented. Actual costs that would have been incurred if the Company had been a standalone company would depend on multiple factors, including organizational structure, capital structure, and strategic decisions made in various areas.

Revenue recognition

Revenue is generated primarily from service and merchant processing fees generated on ticket sales through the Ticketfly platform. The Company sells tickets to fans for events on behalf of clients and charges a fee per ticket, which generally increases as the face value of the ticket increases, or a percentage of the total convenience charge and order processing fee, for its services at the time the ticket for an event is sold. Ticketing service revenue is recorded net of the face value of the ticket at the time of the sale, as the Company generally acts as an agent with respect to the ticket price in these transactions.

The Company’s revenue is derived from its service fees and payment processing fees and is recognized as tickets for an event are sold since the Company believes that is when all the following conditions are met:

•	There is persuasive evidence of an arrangement;

•	The service has been provided to the customer;

•	The collection of the fees is reasonably assured; and

•	The amount of fees to be paid is fixed or determinable.

Revenue is presented net of sales taxes, value added taxes and reserves for customer refunds and payment chargebacks. If an event is cancelled by an organizer (creator), then any obligations to provide refunds to event attendees are the responsibility of that creator. If a creator is unwilling or unable to fulfill their refund obligations, the Company may, at its discretion, provide attendee refunds and would reverse the revenue recognized.

Revenue is also presented net of the amortization of creator signing fees. The benefit the Company receives by securing exclusive ticketing and payment processing rights with certain creators from these payments is inseparable from the customer relationship with the creator and accordingly these payments are recorded as a reduction of revenue.

Cost of Net Revenue

Cost of revenue consists primarily of transaction processing fees, amortization of intangibles, platform and website hosting costs, allocated customer support costs and field operations costs.

Cash and Restricted Cash

Cash includes bank deposits held by financial institutions. Included in the December 31, 2016 and August 31, 2017 cash balances of $16.2 million and $21.3 million, respectively, is the cash received for the face value of tickets sold on behalf of creators and their share of service charges, which amounts are to be remitted to the creators. The Company does not utilize creator cash for its own financing or investing activities as the amounts are payable to creators on a regular basis. These amounts due to creators are included in accounts payable, creators on the consolidated balance sheet.

TICKETFLY, LLC

Notes to Consolidated Financial Statements

(continued)

The Company’s restricted cash relates to an unconditional, irrevocable letter of credit held for security deposit for its payment processor and its landlord and collateralized money market accounts with its commercial bank.

The following table provides a reconciliation of cash and restricted cash reported within the consolidated balance sheets that sum to the total of the same amounts shown in the consolidated statements of cash flows (in thousands):

	December 31, 2016	August 31, 2017
Cash	$16,874	$22,094
Restricted cash	1,876	1,235

Total cash and restricted cash	$18,750	$23,329

Funds Receivable

Funds receivable represents cash-in-transit from third-party payment processors from the date of the underlying ticketing transaction.

Accounts Receivable, Net

Accounts receivable, net is comprised of invoiced amounts to customers who use a third-party facilitated payment processor. Accounts receivables, net also includes subscription fees, amounts due from clients for refunds and chargebacks remitted to the ticket buyer, equipment rental fees and website fees. The Company maintains an allowance for doubtful accounts to reserve for potentially uncollectible receivable amounts. In evaluating the reserve, the Company considers various factors including historical experience, the aging of balances and known factors about customers’ current financial conditions. Losses are written off when it is probable that the balance will not be collected.

Property and Equipment, Net

Property and equipment is stated at cost less accumulated depreciation. Depreciation is calculated using the straight-line method over the estimated useful lives of assets, which ranges from two to five years. Maintenance and repair costs are charged to expense as incurred.

Leasehold improvements are depreciated on a straight-line basis over the shorter of the lease term of estimated useful life of the assets.

Costs of maintenance and repairs that do not improve or extend the life of the respective asset are expensed as incurred. Upon retirement or sale, the costs and related accumulated depreciation are removed from the consolidated balance sheet and the resulting gain or loss is reflected in operating expenses.

Business Combinations

The Company allocates the fair value of purchase consideration to the tangible assets acquired, liabilities assumed and intangible assets acquired based on their estimated fair values. The excess of the fair value of purchase consideration over the fair values of these identifiable assets and liabilities is recorded as goodwill.

TICKETFLY, LLC

Notes to Consolidated Financial Statements

(continued)

Such valuations require management to make significant estimates and assumptions, especially with respect to intangible assets. Significant estimates in valuing certain intangible assets include, but are not limited to, future expected cash flows from acquired users, acquired technology and trade names from a market participant perspective, useful lives and discount rates. Management’s estimates of fair value are based upon assumptions believed to be reasonable, but which are inherently uncertain and unpredictable and, as a result, actual results may differ from estimates. During the measurement period, which is one year from the acquisition date, the Company may record adjustments to the assets acquired and liabilities assumed, with the corresponding offset to goodwill. Upon the conclusion of the measurement period, any subsequent adjustments are recorded to earnings.

In January 2016, the Company acquired TicketBreak, Ltd. (TicketBreak), a Canadian independent music company. This acquisition broadened the Company’s presence in the North American festival space as well as expanded its Canadian client base. The acquisition of TicketBreak has been accounted for as a business combination. The acquisition date fair value of the consideration transferred was $0.7 million, which was paid entirely in cash.

The total purchase price of this acquisition was allocated to the assets acquired and liabilities assumed based on their fair value as of the acquisition date. The excess of the purchase price over the net assets acquired was recorded as goodwill, which is deductible for tax purposes. Goodwill is attributable to the assembled workforce and synergies from the future growth and strategic advantages in the festival space.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed as of the acquisition date (in thousands):

Intangible assets	$223
Goodwill	465

Total purchase price	$688

The following table sets forth the components of identifiable intangible assets acquired (in thousands) and their estimated useful lives as of the date of acquisition:

	Amount	Useful lives
Customer relationships	$97	2 years
Developed technology	111	2 years
Trademark	15	2 years

Total intangible assets	$223

Goodwill

Goodwill represents the excess of the aggregate fair value of the consideration transferred in a business combination over the fair value of the assets acquired, net of liabilities assumed. Goodwill is not amortized, but is evaluated for impairment annually on the first day of the fourth quarter, or more frequently if events or changes in circumstances indicate the goodwill may be impaired.

Events or changes in circumstances which could trigger an impairment review include significant changes in the manner of the Company’s use of the acquired assets or the strategy for the Company’s overall business, significant negative industry or economic trends, significant underperformance relative to historical or projected

TICKETFLY, LLC

Notes to Consolidated Financial Statements

(continued)

future results of operations, a significant adverse change in the business climate, an adverse action or assessment by a regulator, unanticipated competition or a loss of key personnel.

The Company has the option to first assess qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more likely than not that the fair value of the reporting unit is less than its carrying amount. If, after assessing the totality of events or circumstances, an entity determines it is not more likely than not that the fair value of the reporting unit is less than its carrying amount, then additional impairment testing is not required. However, if an entity concludes otherwise, then it is required to perform the first of a two-step impairment test.

The first step involves comparing the estimated fair value of the reporting unit with its respective book value, including goodwill. If the estimated fair value exceeds book value, goodwill is considered not to be impaired and no additional steps are necessary. If, however, the fair value of the reporting unit is less than book value, then a second step is required that compares the carrying amount of the goodwill with its implied fair value. The estimate of implied fair value of goodwill may require valuations of certain internally-generated and unrecognized intangible and tangible net assets. If the carrying amount of goodwill exceeds the implied fair value of the goodwill, an impairment loss is recognized in an amount equal to the excess.

Acquired Intangible Assets, Net

Acquired intangible assets, net consists of identifiable intangible assets, consisting of developed technology, customer relationships and trade names resulting from the Company’s acquisitions. Acquired intangible assets are recorded at fair value on the date of acquisition and amortized over their estimated economic lives following the pattern in which the economic benefits of the assets will be consumed, determined to be straight-line. Acquired intangible assets are presented net of accumulated amortization in the consolidated balance sheet.

Impairment of Long-Lived Assets

The carrying amounts of long-lived assets, including property and equipment, capitalized internal-use software, creator signing fees, creator advances and acquisition-related intangible assets, are periodically reviewed for impairment whenever events or changes in circumstances indicate that the carrying value of these assets may not be recoverable or that the useful life is shorter than originally estimated. Recoverability of assets to be held and used is measured by comparing the carrying amount of an asset to future undiscounted net cash flows the asset is expected to generate over its remaining life. If the asset is considered to be impaired, the amount of any impairment is measured as the difference between the carrying value and the fair value of the impaired asset. If the useful life is shorter than originally estimated, the Company amortizes the remaining carrying value over the revised shorter useful life. No impairment charges were recorded during the periods presented.

Stock-Based Compensation Expense

The Company’s employees were eligible to participate in Pandora’s equity incentive plans. Pandora issued RSUs and stock options to the Company’s employees, both of which vest over four years. Stock-based compensation expense associated with RSUs is based on the fair value of Pandora’s common stock on the date of grant. Stock-based compensation expense associated with stock options is based on the estimated grant date fair value method using the Black-Scholes option valuation model. The Company recognizes compensation expense on a straight-line basis over the respective vesting period for awards with forfeitures recognized as they occur.

TICKETFLY, LLC

Notes to Consolidated Financial Statements

(continued)

Fair Value Measurements

The Company measures its financial assets and liabilities at fair value at each reporting date using a fair value hierarchy that requires the Company to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s classification within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Three levels of inputs may be used to measure fair value:

Level 1	Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2	Other inputs that are directly or indirectly observable in the marketplace.

Level 3	Unobservable inputs that are supported by little or no market activity.

The Company’s funds receivable, accounts receivable, accounts payable and other current liabilities approximate their fair value due to the relatively short maturity of these accounts.

Leases

The Company leases office space under noncancelable lease agreements which are accounted for as operating leases. Rental expense is recorded on a straight-line basis over the lease term. If a lease provides for fixed escalations of the minimum rental payments, the difference between the straight-line rent charged to expense and the amount payable under the lease is recognized as deferred rent.

Creator Signing Fees, Net

Creator signing fees, net represent contractual amounts paid to creators pursuant to event ticketing and payment processing agreements. Creator signing fees are additional incentives paid by the Company to secure exclusive ticketing and payment processing rights with certain creators. These payments are amortized over the life of the contract to which they relate on a straight-line basis. Amortization of creator signing fees is recorded as a reduction of revenue in the consolidated statements of operations. Creator signing fees are presented net of reserves and allowances for potentially unrecoverable amounts on the consolidated balance sheets.

Creator Advances, Net

Creator advances, net represent contractual amounts paid to creators pursuant to event ticketing and payment processing agreements. Creator advances provide the creator with funds in advance of the event and are subsequently recovered by withholding amounts due to the Company from the sale of tickets for the event until the creator payment has been fully recovered. Creator advances are presented net of reserves and allowances for potentially unrecoverable amounts on the consolidated balance sheets.

Accounts Payable, Creators

Accounts payable, creators consist of unremitted ticket sale proceeds, net of Ticketfly service fees. Amounts are remitted to creators within seven business days subsequent to the completion of the related event. In certain situations, at the request of the customer, the Company may remit ticket sale proceeds in advance of the related event.

TICKETFLY, LLC

Notes to Consolidated Financial Statements

(continued)

Advertising

Advertising costs are charged to expense as incurred. The costs of developing advertising creative and trade show expenses are initially deferred and charged to expense in the period in which the advertising is displayed or the period the trade show occurs. Advertising expenses were $0.2 million and $0.1 million for the year ended December 31, 2016 and eight months ended August 31, 2017, respectively.

Income Taxes

The Company is a limited liability company treated as a disregarded entity for federal and state income tax purposes with all income tax liabilities and/or benefits of the Company being passed through to the members. As such, no recognition of federal or state income taxes for the Company have been provided for in the accompanying consolidated financial statements. Any uncertain tax position taken by the member is not an uncertain position of the Company.

Foreign Currency Translation

The functional currency of the Company’s subsidiary is the Canadian dollar. The Company translates the financial statements of the subsidiary to U.S. dollars using the period-end exchange rates for assets and liabilities and average rates for the period derived from month-end exchange rates for revenue, costs and expenses. The Company records translation gains and losses in accumulated other comprehensive income or loss as a component of member’s equity.

Concentrations of Risk

Financial instruments potentially exposing the Company to concentrations of credit risk consist primarily of cash, funds receivable, accounts receivable, payments to creators and creator advance payouts. The Company holds its cash with high-credit-quality financial institutions; however, the Company maintains balances in excess of the FDIC insurance limits. The Company does not require their customers to provide collateral to support accounts receivable and maintains an allowance for accounts receivable balances that are doubtful of collection.

At December 31, 2016 and August 31, 2017, there were no customers that represented 10% or more of the Company’s accounts receivable balance. There were no customers that individually exceeded 10% of the Company’s net revenue for all periods presented.

Recently Issued Accounting Pronouncements

In January 2017, the FASB issued ASU 2017-04, Intangibles—Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment, which eliminates the requirement to calculate the implied fair value of goodwill to measure a goodwill impairment charge. For public business entities that are SEC filers, this standard is effective for the annual or any interim goodwill impairment tests in fiscal years beginning after December 15, 2019. For public business entities that are not SEC filers, this standard is effective for the annual or any interim goodwill impairment tests in fiscal years beginning after December 15, 2020. For all other entities, this standard is effective for the annual or any interim goodwill impairment tests in fiscal years beginning after December 15, 2021. The Company has elected to early adopt this guidance beginning in the second quarter of 2017 using the retrospective method.

TICKETFLY, LLC

Notes to Consolidated Financial Statements

(continued)

In May 2017, the FASB issued ASU 2017-09, Compensation—Stock Compensation (Topic 718): Scope of Modification Accounting, which provides guidance about which changes to the terms or conditions of a share based payment award require an entity to apply modification accounting in the ASU. This standard is effective for fiscal years, and interim periods within those years, beginning after December 15, 2017, with early adoption permitted.

In January 2017, the FASB issued ASU 2017-01, Business Combinations (Topic 805): Clarifying the Definition of a Business, which clarifies the definition of a business with the objective of adding guidance to assist entities with evaluating whether transactions should be accounted for as acquisitions or disposals of assets or businesses. This standard is effective for public business entities for annual periods beginning after December 15, 2017, including interim periods within those periods. For all other entities, this standard is effective for annual periods beginning after December 15, 2018, and interim periods within annual periods beginning after December 15, 2019. The impact to the Company’s consolidated financial statements will depend on the facts and circumstances of any specific future transactions.

In November 2016, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash. This standard clarifies that transfers between cash and restricted cash are not part of the entity’s operating, investing, and financing activities, and details of those transfers are not reported as cash flow activities in the statements of cash flows. This standard is effective for fiscal years, and interim periods within those years, beginning after December 15, 2017, with early adoption permitted.

In March 2016, the FASB issued ASU No. 2016-09, Compensation—Stock Compensation (Topic 718), which simplifies several aspects of the accounting for share-based payment transactions. This standard requires companies to record excess tax benefits and tax deficiencies as income tax benefit or expense in the statement of operations when the awards vest, or are settled, and eliminates the requirement to reclassify cash flows related to excess tax benefits from operating activities to financing activities on the statement of cash flows. This standard also allows an entity to make an accounting policy election to either estimate expected forfeitures or to account for them as they occur. For public business entities, this standard is effective for annual and interim reporting periods beginning after December 15, 2016. For all other entities, this standard is effective for financial statements issued for annual periods beginning after December 15, 2017, and interim periods within annual periods beginning after December 15, 2018. Early adoption is permitted for all entities in any interim or annual period for which financial statements have not been issued or made available for issuance. The Company adopted this ASU beginning January 1, 2017. The adoption of this standard did not have a material impact on the consolidated financial statements.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842) which requires lessees to put most leases on their balance sheets but recognize expenses on their income statement and eliminates the real estate specific provisions for all entities. The guidance is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. The Company is currently evaluating implementation methods and the effect that implementation of this standard will have on its consolidated financial statements upon adoption.

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers (Topic 606) and Other Assets and Deferred Costs—Contracts with Customers (Subtopic 340-40), which will supersede nearly all existing revenue recognition guidance. The core principle behind this standard is that an entity should recognize revenue to depict the transfer of promised goods and services to customers in an amount that reflects the

TICKETFLY, LLC

Notes to Consolidated Financial Statements

(continued)

consideration to which the entity expects to be entitled in exchange for delivering those goods and services. To achieve this core principle, the ASU provides a model, which involves a five-step process that includes identifying the contract with the customer, identifying the performance obligations in the contract, determining the transaction price, allocating the transaction prices to the performance obligations in the contract, and recognizing revenue when (or as) the entity satisfies the performance obligations. The standard also provides guidance on the recognition of costs related to obtaining customer contracts.

This standard permits adoption either by using a full retrospective approach, in which all comparative periods are presented in accordance with the new standard, or a modified retrospective approach with the cumulative effect of initially applying the new standard recognized at the date of initial application and providing certain additional disclosures. For public business entities, this standard is effective for annual reporting periods beginning after December 15, 2017, including interim periods within that reporting period. For all other entities, this standard is effective for annual reporting periods beginning after December 15, 2018, and interim periods within annual periods beginning after December 15, 2019. Early application is permitted for annual periods beginning after December 15, 2016. The Company has elected to adopt this standard as of January 1, 2019 using the full retrospective approach and does not expect the adoption of this standard to have a material impact on the consolidated financial statements.

3. Accounts receivable, net

The following table summarizes the Company’s accounts receivable balances (in thousands):

	December 31, 2016	August 31, 2017
Accounts receivable, customers	$1,567	$1,512
Allowance for doubtful debts	—	(488)

Accounts receivable, net	$1,567	$1,024

4. Goodwill and acquired intangible assets, net

During the eight-months ended August 31, 2017, the Company recognized a goodwill impairment charge of $131.7 million as a result of the decline in fair value of the Company as evidenced by its estimated selling price to a potential acquirer. The goodwill impairment charge was based on the fair value of the Company’s net assets and implied estimated selling price as of June 30, 2017. The change in the carrying amounts of goodwill for the year ended December 31, 2016 and the eight-months ended August 31, 2017 were as follows (in thousands):

At January 1, 2016	$233,018
Acquisition of TicketBreak	88

At December 31, 2016	233,106
Goodwill impairment	(131,700)
Currency translation adjustments	30

At August 31, 2017	$101,436

TICKETFLY, LLC

Notes to Consolidated Financial Statements

(continued)

Acquired intangible assets consisted of the following as of the dates indicated (in thousands):

	December 31, 2016			Weighted- average remaining useful life
	Cost	Accumulated Amortization	Net Book Value
Developed technology	$28,211	$6,628	$21,583	3.8
Customer relationships	38,397	6,086	32,311	6.7
Tradenames	10,415	1,527	8,888	6.8

Acquired intangible assets, net	$77,023	$14,241	$62,782

	August 31, 2017			Weighted- average remaining useful life
	Cost	Accumulated Amortization	Net Book Value
Developed technology	$28,211	$10,391	$17,820	3.2
Customer relationships	38,397	9,540	28,857	6.0
Tradenames	10,415	2,395	8,020	6.2

Acquired intangible assets, net	$77,023	$22,326	$54,697

The Company recorded amortization expense related to acquired intangible assets as follows (in thousands):

	Year ended December 31, 2016	Eight Months Ended August 31, 2017
Cost of net revenue	$5,667	$3,763
General and administrative	6,512	4,322

Total amortization of intangible assets	$12,179	$8,085

As of August 31, 2017, the total expected future amortization expense for acquired intangible assets is as follows (in thousands by fiscal year):

Remaining 4 months of fiscal 2017	$3,968
2018	11,625
2019	11,601
2020	10,645
2021	5,963
2022 and beyond	10,895

Acquired intangible assets, net	$54,697

TICKETFLY, LLC

Notes to Consolidated Financial Statements

(continued)

5. Property and equipment, net

Property and equipment, net consisted of the following (in thousands):

	December 31, 2016	August 31, 2017
Computers and computer equipment	$4,447	$5,571
Leasehold improvements	1,883	1,895
Furniture and fixtures	732	760
Other	341	343

	7,403	8,569
Less: Accumulated depreciation	(2,387)	(4,121)

Property and equipment, net	$5,016	$4,448

Depreciation expense totaled $2.0 million and $1.7 million for the year ended December 31, 2016 and eight months ended August 31, 2017, respectively.

6. Commitments and contingencies

Operating leases

The Company leases office space under a noncancelable operating lease that expires in May 2022. Rent expense from the operating lease totaled $2.3 million and $1.4 million for the year ended December 31, 2016 and eight months ended August 31, 2017, respectively.

As of August 31, 2017, the future minimum lease payments under noncancelable leases are as follows (in thousands):

Remaining four months of 2017	$506
2018	1,543
2019	1,589
2020	1,637
2021	1,686
2022	711

Total future minimum lease payments	$7,672

Letters of Credit

As of August 31, 2017, the Company had a letter of credit for $0.8 million outstanding related to the lease of its office space. The letter of credit is collateralized by the Company’s restricted cash balance and other bank balances.

Creator Signing fees and creator advances

Creator signing fees and creator advances represent contractual amounts paid in advance to customers pursuant to event ticketing and payment processing agreements. Certain of the Company’s contracts include terms where future payments to creators are committed to as part of the overall ticketing arrangement. As of August 31, 2017, the total amount of future creator payments committed to under contract but not yet paid was $9.2 million.

TICKETFLY, LLC

Notes to Consolidated Financial Statements

(continued)

Litigation and Loss Contingencies

The Company accrues estimates for resolution of legal and other contingencies when losses are probable and estimable. From time to time, the Company may become a party to litigation and subject to claims incident to the ordinary course of business, including intellectual property claims, labor and employment claims and threatened claims, breach of contract claims, tax and other matters. The Company currently has no material pending litigation.

As of the date these financial statements were available to be issued, the Company does not believe that any ultimate liability resulting from any of these matters will have a material adverse effect on its business, consolidated financial position, results of operations or cash flows. However, the outcome of these matters is inherently uncertain. Therefore, if one or more of these matters were resolved against the Company for amounts in excess of management’s expectations, the Company’s financial statements, including in a particular reporting period in which any such outcome becomes probable and estimable, could be materially adversely affected.

Indemnifications

In the ordinary course of business, the Company enters into contractual arrangements under which the Company agrees to provide indemnification of varying scope and terms to business partners and other parties with respect to certain matters, including, but not limited to, losses arising out of the breach of such agreements, intellectual property infringement claims made by third parties and other liabilities relating to or arising from the Company’s online ticketing platform or the Company’s acts or omissions. In these circumstances, payment may be conditional on the other party making a claim pursuant to the procedures specified in the particular contract. Further, the Company’s obligations under these agreements may be limited in terms of time and/or amount and in some instances, the Company may have recourse against third parties for certain payments. In addition, the Company has indemnification agreements with its directors and executive officers that require the Company, among other things, to indemnify them against certain liabilities that may arise by reason of their status or service as directors or officers. The terms of such obligations vary.

TICKETFLY, LLC

Notes to Consolidated Financial Statements

(continued)

7. Stock-based Compensation

The following table summarizes the stock option activity related to the Company’s employees that participate in Pandora’s equity incentive plan for the year ended December 31, 2016 and the eight months ended August 31, 2017:

	Outstanding Options	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Term (years)	Aggregate Intrinsic Value
				(thousands)
Balance as of January 1, 2016	2,394,435	$3.64	8.57
Granted	—
Exercised	(526,484)	3.42
Cancelled	(198,441)	3.77

Balance as of December 31, 2016	1,669,510	3.69	7.66	$15,602
Granted	495
Exercised	(629,315)	3.65
Cancelled	(34,448)	3.62

Balance as of August 31, 2017	1,006,242	$3.72	7.02	4,755

Vested and expected to vest as of August 31, 2017	1,006,242	$3.72	7.02	4,755
Vested and exercisable as of August 31, 2017	511,421	$3.50	6.74	2,534

During the year ended December 31, 2016 and eight months ended August 31, 2017, the aggregate intrinsic value of options exercised was $ 5.1 million and $3.0 million, respectively, determined as of the date of option exercise. As of August 31, 2017, 1.0 million options were in-the-money.

During the year ended December 31, 2016 and the eight months ended August 31, 2017, the Company recorded stock-based compensation expense related to stock options of approximately $5.1 million and $2.6 million, respectively.

TICKETFLY, LLC

Notes to Consolidated Financial Statements

(continued)

Restricted stock units

The following table summarizes the RSU activity related to the Company’s employees that participate in Pandora’s equity incentive plan for the year ended December 31, 2016 and the eight months ended August 31, 2017:

	Number of RSU	Weighted- Average Grant Date Fair Value
Unvested as of January 1, 2016	737,499	12.6
Granted	1,529,775	10.85
Vested	(185,517)	10.74
Cancelled	(364,901)	11.11

Unvested as of December 31, 2016	1,716,856	11.39
Granted	722,919	11.26
Vested	(467,375)	10.99
Cancelled	(342,760)	11.89

Unvested as of August 31, 2017	1,629,640

Expected to vest as of August 31, 2017	2,202	—

During the year ended December 31, 2016 and eight months ended August 31, 2017, the total fair value of RSUs that vested was $2.0 million and $5.1 million, respectively.

During the year ended December 31, 2016 and the eight months ended August 31, 2017, the Company recorded stock-based compensation expense related to RSUs of $4.0 million and $4.3 million, respectively.

Stock-based compensation expense

The Company’s portion of allocated stock-based compensation expense associated with all Pandora’s equity incentive plans in which Ticketfly employees participated is included in the consolidated statements of operations as follows (in thousands):

	Year Ended December 31, 2016	Eight Months Ended August 31, 2017
Cost of net revenues	$188	$86
Product development	3,225	2,679
Sales, marketing and support	2,364	1,621
General and administrative	3,306	2,555

Total stock-based compensation expense	$9,083	$6,941

TICKETFLY, LLC

Notes to Consolidated Financial Statements

(continued)

8. Subsequent Events

The Company evaluated events subsequent to August 31, 2017 through June 15, 2018, the date at which these consolidated financial statements were available to be issued.

In September 2017, Eventbrite, Inc. completed its acquisition of the Company for a purchase price of $201.1 million.

In October 2017, the Company and its landlord agreed to terminate a lease of office space that originally expired in May 2022.

EVENTBRITE, INC.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

Introduction to Unaudited Pro Forma Condensed Combined Statement of Operations

The following unaudited pro forma condensed combined statement of operations for the year ended December 31, 2017 is presented to give effect to the acquisition of Ticketfly, LLC (Ticketfly) on September 1, 2017 for $201.1 million, which consisted of $151.1 million in cash and a $50.0 million Convertible Promissory Note (the Note) which were paid and issued, respectively, at the closing of the transaction (the Acquisition).

The pro forma information was prepared based on the historical consolidated statement of operations of Eventbrite, Inc. (Eventbrite or the Company) and Ticketfly after giving effect to the Acquisition using the acquisition method of accounting, and after applying the assumptions, reclassifications and adjustments described in the accompanying notes. The pro forma information is presented as if the Acquisition had occurred on January 1, 2017. The acquisition of Ticketfly has already been reflected in the Company’s historical audited consolidated balance sheet as of December 31, 2017. Therefore, no unaudited pro forma condensed combined balance sheet as of December 31, 2017 has been presented herein.

The Eventbrite condensed statement of operations information included herein was derived from the Eventbrite audited statement of operations for the year ended December 31, 2017 included in this prospectus. The Ticketfly historical statement of operations included herein was derived from the Ticketfly audited statement of operations from January 1, 2017 through the acquisition date which is also included in this prospectus. Certain balances were reclassified within the Ticketfly January 1, 2017 through August 31, 2017 (as adjusted) column in the unaudited pro forma condensed combined statement of operations so that the presentation would be consistent with Eventbrite.

The pro forma information has been prepared for illustrative purposes only and is not intended to represent or be indicative of the consolidated results of operations in future periods or the results that actually would have been achieved had Eventbrite and Ticketfly been a combined company during the period presented. The pro forma information does not reflect any operating efficiencies, post-acquisition synergies or cost savings that Eventbrite may achieve with respect to the combined companies.

The pro forma information should be read together with (1) the accompanying notes to the unaudited pro forma condensed combined statement of operations, (2) the audited historical financial statements and related notes of Eventbrite included elsewhere in this prospectus, and (3) the audited historical financial statements and related notes of Ticketfly included elsewhere in this prospectus.

Unaudited Pro Forma Condensed Combined Statement of Operations

For the year ended December 31, 2017

(in thousands, except per share data)

	Historical Eventbrite	Ticketfly January 1, 2017 through August 31, 2017 (as adjusted)	Pro Forma Adjustments (see Note 3)	Notes	Pro Forma Combined
Net revenue	$201,597	$33,499	$—		$235,096
Cost of net revenue	81,667	18,807	3,438	(a), (d), (e)	103,912

Gross profit	119,930	14,692	(3,438)		131,184
Operating expenses
Product development	30,608	14,024	(2,360)	(d), (e)	42,272
Sales, marketing and support	55,170	14,441	(1,288)	(d), (e)	68,323
General and administrative	67,559	20,866	(766)	(a), (d), (e), (f)	87,659
Goodwill impairment	—	131,700	—		131,700

Total operating expenses	153,337	181,031	(4,414)		329,954

Loss from operations	(33,407)	(166,339)	976		(198,770)
Interest expense	(6,462)	—	(4,938)	(b), (c)	(11,400)
Change in fair value of redeemable convertible preferred stock warrant	(2,200)	—	—		(2,200)
Other income (expense), net	3,509	8	—		3,517

Loss before provision for (benefit from) income taxes	$(38,560)	$(166,331)	$(3,962)		$(208,853)
Income tax provision (benefit)	(13)	—	314	(g)	301

Net loss attributable to common stockholders	$(38,547)	$(166,331)	$(4,276)		$(209,154)

Net loss per share attributable to common stockholders, basic and diluted	$(1.98)				$(10.73)

Weighted-average number of shares outstanding used to compute net loss per share attributable to common stockholders, basic and diluted	19,500				19,500

See accompanying notes to the unaudited pro forma condensed combined statement of operations.

Notes to Unaudited Pro Forma Condensed Combined Statement of Operations

1. Basis of Presentation

The unaudited pro forma condensed combined statement of operations for the year ended December 31, 2017 is presented to give effect to the acquisition of Ticketfly by Eventbrite on September 1, 2017 for $201.1 million, which consisted of $151.1 million in cash and $50.0 million in the Note which were paid and issued, respectively, at the closing of the transaction. The Note is due five years from its issuance date and bears interest at a rate of 6.5% per annum. The Note is convertible at the Company’s option into shares of Eventbrite’s common stock at a price of $16.38 per share. The unaudited pro forma condensed combined financial information was prepared in accordance with Article 11 of Regulation S-X.

The unaudited pro forma condensed combined statement of operations reflects certain adjustments that are necessary to present fairly the Company’s unaudited pro forma condensed combined statement of operations. The pro forma adjustments give effect to events that are (1) directly attributable to the acquisition, (2) factually supportable and (3) expected to have a continuing impact on the Company and are based on assumptions that management believes are reasonable given the best information currently available.

Under the acquisition method of accounting, acquisition-related transaction costs (e.g., advisory, legal, valuation and other professional fees) are not included as consideration transferred but are accounted for as expenses in the periods in which the costs are incurred. These costs are not presented in the unaudited pro forma condensed combined statement of operations because they will not have a continuing impact on the combined results.

In accordance with the acquisition method of accounting for business combinations under the provisions of ASC 805, the assets acquired and the liabilities assumed are recorded at their respective fair values and added to those of the Company. The excess purchase consideration over the fair values of assets acquired and liabilities assumed was recorded as goodwill.

2. Purchase Price Allocation

The total purchase price of the Acquisition was allocated to the assets acquired and liabilities assumed based on their fair value as of the acquisition date. The excess of the purchase price over the net assets acquired was recorded as goodwill. The goodwill recorded in connection with the Acquisition is deductible for tax purposes. Goodwill is attributable to the assembled workforce and synergies from the future growth and strategic advantages in the ticketing industry.

The following table summarizes the fair values of the assets acquired and liabilities assumed as of the acquisition dates (in thousands):

Current assets	$36,147
Noncurrent assets	3,868
Current liabilities	(32,425)
Noncurrent liabilities	(5,800)
Intangible assets	76,300
Goodwill	123,011

Total purchase price	$201,101

Notes to Unaudited Pro Forma Condensed Combined Statement of Operations

(continued)

3. Pro Forma Adjustments

The accompanying unaudited pro forma condensed combined statement of operations has been prepared as if the Acquisition was completed on January 1, 2017 and reflects the following pro forma adjustments:

(a)	To record estimated amortization expense for the eight months ended August 31, 2017 associated with the fair value of acquired developed technology, customer relationships and trade name, net of historical amortization expense related to the acquired intangible assets recorded by Ticketfly, as follows (in thousands):

Cost of net revenue	$3,502
General and administrative	1,319

(b)	To record $2.2 million of estimated interest expense related to the Note issued by Eventbrite to the seller of Ticketfly assuming the Note was outstanding for the entire year ended December 31, 2017. In March 2018, the Company reached an agreement with the seller of Ticketfly to retire the Note. The Company paid the seller $34.7 million which represented $33.0 million of principal and $1.7 million of accrued interest to extinguish the debt. No adjustment has been made to reflect the extinguishment of the Note.

(c)	The cash paid for the acquisition of Ticketfly was partially financed through a secured credit facility under which the Company borrowed $30.0 million in September 2017. This adjustment is to record $2.8 million of estimated incremental interest expense assuming this borrowing was outstanding for the entire year ended December 31, 2017.

(d)	To eliminate $6.9 million of stock-based compensation expense recorded by Ticketfly during the eight months ended August 31, 2017, as follows (in thousands):

Cost of net revenue	$86
Product development	2,679
Sales, marketing and support	1,621
General and administrative	2,555

(e)	To record $1.6 million of stock-based compensation for the eight months ended August 31, 2017, related to stock options issued by the Company to Ticketfly employees as follows (in thousands):

Cost of net revenue	$22
Product development	319
Sales, marketing and support	333
General and administrative	944

(f)	To eliminate $0.5 million in transaction costs incurred by the Company as a result of the acquisition, primarily consisting of legal and advisory fees. Transaction costs incurred by Ticketfly were not material.

(g)	To record estimated tax expense using a blended statutory rate.

            Shares

Eventbrite, Inc.

Class A Common Stock

Goldman Sachs & Co. LLC	J.P. Morgan	Allen & Company LLC

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

The following table sets forth all expenses to be paid by us, other than underwriting discounts and commissions, in connection with this offering. All amounts shown are estimates except for the SEC registration fee, the FINRA filing fee and the listing fee.

SEC registration fee		*
FINRA filing fee		*
NYSE listing fee		*
Printing and engraving		*
Legal fees and expenses		*
Accounting fees and expenses		*
Custodian, transfer agent and registrar fees		*
Miscellaneous		*

Total	$	*

*	To be provided by amendment.

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Section 145 of the Delaware General Corporation Law authorizes a corporation’s board of directors to grant, and authorizes a court to award, indemnity to officers, directors and other corporate agents.

Prior to the completion of this offering, we expect to adopt an amended and restated certificate of incorporation, which will become effective immediately prior to the completion of this offering, and which will contain provisions that limit the liability of our directors for monetary damages to the fullest extent permitted by Delaware law. Consequently, our directors will not be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duties as directors, except liability for the following:

•	any breach of their duty of loyalty to our company or our stockholders;

•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; or

•	any transaction from which they derived an improper personal benefit.

Any amendment to, or repeal of, these provisions will not eliminate or reduce the effect of these provisions in respect of any act, omission or claim that occurred or arose prior to that amendment or repeal. If the Delaware General Corporation Law is amended to provide for further limitations on the personal liability of directors of corporations, then the personal liability of our directors will be further limited to the greatest extent permitted by the Delaware General Corporation Law.

In addition, prior to the completion of this offering, we expect to adopt amended and restated bylaws which will provide that we will indemnify, to the fullest extent permitted by law, any person who is or was a party or is threatened to be made a party to any action, suit or proceeding by reason of the fact that he or she is or was one of our directors or officers or is or was serving at our request as a director or officer of another corporation, partnership, joint venture, trust or other enterprise. Our amended and restated bylaws are expected to provide that we may indemnify to the fullest extent permitted by law any person who is or was a party or is threatened to be made a party to any action, suit or proceeding by reason of the fact that he or she is or was one of our employees or agents or is or was serving at our request as an employee or agent of another corporation, partnership, joint venture, trust or other enterprise. Our amended and restated bylaws will also provide that we must advance expenses incurred by or on behalf of a director or officer in advance of the final disposition of any action or proceeding, subject to very limited exceptions.

Further, prior to the completion of this offering, we expect to enter into indemnification agreements with each of our directors and executive officers that may be broader than the specific indemnification provisions contained in the Delaware General Corporation Law. These indemnification agreements will require us, among other things, to indemnify our directors and executive officers against liabilities that may arise by reason of their status or service. These indemnification agreements will also require us to advance all expenses incurred by the directors and executive officers in investigating or defending any such action, suit or proceeding. We believe that these agreements are necessary to attract and retain qualified individuals to serve as directors and executive officers.

The limitation of liability and indemnification provisions that are expected to be included in our amended and restated certificate of incorporation, amended and restated bylaws and in indemnification agreements that we enter into with our directors and executive officers may discourage stockholders from bringing a lawsuit against our directors and executive officers for breach of their fiduciary duties. They may also reduce the likelihood of derivative litigation against our directors and executive officers, even though an action, if successful, might benefit us and other stockholders. Further, a stockholder’s investment may be harmed to the extent that we pay the costs of settlement and damage awards against directors and executive officers as required by these indemnification provisions. At present, we are not aware of any pending litigation or proceeding involving any person who is or was one of our directors, officers, employees or other agents or is or was serving at our request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, for which indemnification is sought, and we are not aware of any threatened litigation that may result in claims for indemnification.

We have obtained insurance policies under which, subject to the limitations of the policies, coverage is provided to our directors and executive officers against losses arising from claims made by reason of breach of fiduciary duty or other wrongful acts as a director or executive officer, including claims relating to public securities matters, and to us with respect to payments that may be made by us to these directors and executive officers pursuant to our indemnification obligations or otherwise as a matter of law.

The underwriting agreement to be filed as Exhibit 1.1 to this registration statement provides for indemnification by the underwriters of the Registrant and its officers and directors for certain liabilities arising under the Securities Act of 1933, as amended (the Securities Act), and otherwise.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES.

Since January 1, 2015, we made sales of the following unregistered securities:

Preferred Stock Issuances

In August 2017, we sold an aggregate of 8,181,957 shares of our Series G redeemable convertible preferred stock to 23 accredited investors at a purchase price of $16.3836 per share, for an aggregate purchase price of $134,049,910.80.

Option and Common Stock Issuances

Since January 1, 2015, we granted to our employees, consultants and other service providers options to purchase an aggregate of 14,536,815 shares of common stock under our 2010 Stock Option Plan (the 2010 Plan) at exercise prices ranging from $6.38 to $10.26 per share.

Since January 1, 2015, we granted to our employees, consultants and other service providers restricted stock unit for an aggregate of 230,000 shares of common stock under our 2010 Plan.

Since January 1, 2015, we issued and sold to our employees, consultants and other service providers an aggregate of 350,577 shares of common stock upon the exercise of options under our 2010 Plan at exercise prices ranging from $6.38 to $7.31 per share, for a weighted-average exercise price of $7.32.

Since January 1, 2015, we issued 3,354,249 shares of our common stock in business acquisition transactions.

Since January 1, 2015, we granted to a service provider restricted stock units for an aggregate of 802,900 shares of common stock outside of an equity incentive plan.

Warrant Issuances

Since January 1, 2015, we granted to two accredited investors warrants to purchase 933,269 shares of our redeemable convertible preferred stock at an exercise price of $16.3836 per share.

We believe these transactions were exempt from registration under the Securities Act in reliance upon Section 4(a)(2) of the Securities Act, Regulation D promulgated thereunder or Rule 701 promulgated under Section 3(b) of the Securities Act as transactions by an issuer not involving any public offering or pursuant to benefit plans and contracts relating to compensation as provided under Rule 701. The recipients of the securities in each of these transactions represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were placed upon the stock certificates issued in these transactions. All recipients had adequate access, through their relationships with us, to information about Eventbrite.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(a) Exhibits.

See the Exhibit Index on the page preceding the signature page for a list of exhibits filed as part of this registration statement on Form S-1, which Exhibit Index is incorporated herein by reference.

(b) Financial Statement Schedule.

Eventbrite, Inc.

Schedule II—Valuation and Qualifying Accounts

Column A	Column B	Column C		Column D	Column E
		Additions
Description	Balance at Beginning of Period	Charged to Costs & Expenses	Charged to Other Accounts	Deductions	Balance at End of Period
Year ended December 31, 2017
Allowance for doubtful accounts	$1,099	921		(223)	$1,797
Deferred tax asset valuation allowance	$59,806			(1,058)	$58,748

Year ended December 31, 2016
Allowance for doubtful accounts	$1,119	910		(930)	$1,099
Deferred tax asset valuation allowance	$48,390	11,416			$59,806

ITEM 17. UNDERTAKINGS.

The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification by the Registrant for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes that:

(1)	For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)	For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

EXHIBIT INDEX

Exhibit Number	Description

1.1*	Form of Underwriting Agreement.

2.1	Membership Interest Purchase Agreement, dated June 9, 2017 by and among Eventbrite, Inc., Pandora Media, Inc. and Ticketfly, LLC.

2.2	Amendment No. 1 to Membership Interest Purchase Agreement, dated June 9, 2017 by and among Eventbrite, Inc., Pandora Media, Inc. and Ticketfly, LLC, dated September 1, 2017.

2.3	Amendment No. 2 to Membership Interest Purchase Agreement, dated June 9, 2017 by and among Evenbrite, Inc., Pandora Media, Inc., and Ticketfly, LLC, dated March 30, 2018.

3.1	Amended and Restated Certificate of Incorporation of the Registrant, as currently in effect.

3.2*	Form of Amended and Restated Certificate of Incorporation of the Registrant to be in effect immediately prior to the completion of this offering.

3.3	Bylaws of the Registrant, as currently in effect.

3.4*	Form of Amended and Restated Bylaws of the Registrant to be adopted immediately prior to the completion of this offering.

4.1*	Form of Class A common stock certificate of the Registrant.

4.2	Amended and Restated Investors’ Rights Agreement, dated August 30, 2017, by and among the Registrant and certain of its stockholders.

5.1*	Opinion of Goodwin Procter LLP.

10.1	Lease for 155 5th Street, San Francisco, CA, dated December 6, 2013, by and between the Registrant and University of the Pacific, as amended.

10.2	Loan and Security Agreement, dated June 30, 2017, by and among the Registrant, Venture Lending & Leasing VII, Inc. and Venture Lending & Leasing VIII, Inc., as supplemented.

10.3	Loan and Security Agreement, dated May 29, 2018, between the Registrant and Venture Lending & Leasing VIII, Inc., as supplemented.

10.4*#	Senior Executive Cash Incentive Bonus Plan.

10.5*#	Non-Employee Director Compensation Policy.

10.6*#	Andrew Dreskin’s 2018 Executive Bonus Plan.

10.7#	Eventbrite, Inc. (f/k/a Mollyguard Corporation) 2004 Stock Plan, as amended, and forms of agreements thereunder.

10.8#	Eventbrite, Inc. 2010 Stock Plan, as amended, and forms of agreements thereunder.

10.9*#	Eventbrite, Inc. 2018 Stock Option and Incentive Plan and forms of agreements thereunder.

10.10*#	Eventbrite, Inc. 2018 Employee Stock Purchase Plan.

10.11*#	Form of Indemnification Agreement, between the Registrant and each of its directors.

10.12#	Employment Offer Letter, dated September 15, 2017, between the Registrant and Andrew Dreskin.

10.13#	Promotion Letter, dated April 21, 2016, between the Registrant and Julia Hartz.

10.14#	Offer Letter, dated November 30, 2005, between Mollyguard Corporation and Julia (Steen) Hartz.

10.15	Offer Letter, dated April 15, 2013, between the Registrant and Randy Befumo.

Exhibit Number	Description

10.16	Promotion Letter, dated January 13, 2016, between the Registrant and Matthew Rosenberg.

10.17	Offer Letter, dated August 20, 2012, between the Registrant and Matthew Rosenberg.

10.18*#	Form of Offer Letter between the Registrant and each of its executive officers.

10.19	Warrant to Purchase Shares of Preferred Stock of the Registrant issued to Venture Lending & Leasing VII, LLC, dated June 30, 2017.

10.20	Warrant to Purchase Shares of Preferred Stock of the Registrant issued to Venture Lending & Leasing VIII, LLC, dated June 30, 2017.

10.21	Warrant to Purchase Shares of Preferred Stock of the Registrant issued to Venture Lending & Leasing VIII, LLC, dated May 29, 2018.

10.22	Restricted Stock Unit Agreement, dated January 1, 2018, between the Registrant and Kevin Hartz.

21.1	Subsidiaries of the Registrant.

23.1*	Consent of PricewaterhouseCoopers LLP, independent registered public accounting firm as to Eventbrite, Inc.

23.2*	Consent of PricewaterhouseCoopers LLP, independent registered public accounting firm as to Ticketfly, LLC.

23.3*	Consent of Goodwin Procter LLP (included in Exhibit 5.1).

24.1*	Power of Attorney (see page II-7 of this Registration Statement on Form S-1).

*	To be filed by amendment.
#	Indicates management contract or compensatory plan, contract or agreement.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in San Francisco, California, on             , 2018.

EVENTBRITE, INC.

By:
Julia Hartz Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Julia Hartz, Randy Befumo and Samantha Harnett, and each of them, as his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign the Registration Statement on Form S-1 of Eventbrite, Inc., and any or all amendments (including post-effective amendments) thereto and any new registration statement with respect to the offering contemplated thereby filed pursuant to Rule 462(b) of the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite or necessary to be done in connection therewith and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or their, his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement on Form S-1 has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

Chief Executive Officer and Director
Julia Hartz	(Principal Executive Officer)

Chief Financial Officer
Randy Befumo	(Principal Financial and Accounting Officer)

Director
Katherine August-deWilde

Lead Independent Director
Roelof Botha

President of Music and Director
Andrew Dreskin

Executive Chairman and Director
Kevin Hartz

Director
Sean P. Moriarty

Director
Lorrie M. Norrington

Director
Steffan C. Tomlinson